     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997
                                                         REGISTRATION NO. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -----------
                              GULF WEST BANKS, INC.
             (Exact name of Registrant as specified in its charter)

            FLORIDA                      6711                  59-3276590
(State or other jurisdiction      (Primary Standard           (IRS Employer
      of incorporation         Industrial Classification  Identification Number)
      or organization)               Code Number)

                              425 22ND AVENUE NORTH
                         ST. PETERSBURG, FLORIDA, 33704
                                 (813) 894-5696
                   (Address, including zip code, and telephone
                         number, including area code, of
                    Registrant's principal executive offices)

                                  -----------
                               GORDON W. CAMPBELL
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                              GULF WEST BANKS, INC.
                              425 22ND AVENUE NORTH
                          ST. PETERSBURG, FLORIDA 33704
                                 (813) 894-5696

                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                 With copies to:

    DAVID C. SHOBE, ESQ.                            RICHARD A. DENMON, ESQ.
FOWLER, WHITE, GILLEN, BOGGS,                   CARLTON, FIELDS, WARD, EMMANUEL,
  VILLAREAL & BANKER, P.A.                            SMITH & CUTLER, P.A.
 501 EAST KENNEDY BOULEVARD                            ONE HARBOUR PLACE
         SUITE 1700                             777 S. HARBOUR ISLAND BOULEVARD
    TAMPA, FLORIDA 33602                              TAMPA, FLORIDA 33602
       (813) 228-7411                                    (813) 223-7000
    (813) 228-9401 - FAX                              (813) 229-4133 - FAX

    --------------------                              --------------------

Approximate date of commencement of proposed sale to the public: Upon the effective date of the merger of Citizens National Bank and Trust Company with and into a wholly owned subsidiary of Registrant.

                                  -----------
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 ------------------------------

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          -----------------------------------------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
  Title of Each Class of         Amount To Be           Proposed Maximum         Proposed Maximum Aggregate         Amount of
Securities to be Registered       Registered        Offering Price per Share           Offering Price           Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value        1,950,000 shares                *                       $8,648,642                 $2,620.80
$1.00 per share
==================================================================================================================================

 *       Not Applicable

** Estimated solely for purposes of determining the amount of the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933 based on the book value of shares of Citizens National Bank and Trust Company on October 3, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                    CITIZENS NATIONAL BANK AND TRUST COMPANY
                             9550-1 U.S. Highway 19
                           Port Richey, Florida 34668


                                                            ______________, 1997

Dear Stockholder:

         On behalf of the Board of Directors, we cordially invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of Citizens National Bank and Trust Company ("Citizens National") to be held at Citizens National's principal office located at 9550-1 U.S. Highway 19, Port Richey, Florida 34668, on [day] [date], 1997, at ____ p.m. local time.

         As described in the enclosed Proxy Statement/Prospectus, at the Special Meeting stockholders of Citizens National will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of October ___, 1997 (the "Merger Agreement"), by and among Gulf West Banks, Inc. ("Gulf West"), Mercantile Bank, a wholly owned subsidiary of Gulf West ("Mercantile"), and Citizens National, providing for the merger (the "Merger") of Citizens National with and into Mercantile. Upon consummation of the Merger, except as described in the Proxy Statement/Prospectus, each issued and outstanding share of Citizens National common stock, par value $5.00 per share ("Citizens National Common Stock") will be converted into the right to receive 3.2337 shares of Gulf West common stock, par value $1.00 per share ("Gulf West Common Stock"), subject to certain adjustments as described in the Proxy Statement/Prospectus, with cash to be paid in lieu of fractional shares. The transaction is expected to result in the issuance of up to 1,950,000 shares, or approximately 36.9% of the then outstanding Gulf West Common Stock.

         Further information concerning the Merger is contained in the accompanying Notice of Special Meeting and the Proxy Statement/Prospectus. The Proxy Statement/Prospectus contains a detailed description of the Merger Agreement, its terms and conditions, and the transactions contemplated thereby. Please review these materials carefully and consider thoughtfully the information set forth herein.

         THE BOARD OF DIRECTORS OF CITIZENS NATIONAL BELIEVES THE MERGER IS IN THE BEST INTERESTS OF CITIZENS NATIONAL'S STOCKHOLDERS, HAS APPROVED UNANIMOUSLY THE MERGER AGREEMENT, AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

         YOUR VOTE IS IMPORTANT! Citizens National's management team would greatly appreciate your attendance at the Special Meeting. However, since the affirmative vote of the holders of at least two-thirds of the outstanding Citizens National Common Stock entitled to vote is necessary to adopt the Merger Agreement and to approve the Merger, it is important that your shares be represented at the meeting, whether or not you plan to attend the Special Meeting. An abstention or the failure to vote has the same effect as a vote against the Merger. Accordingly, we urge you to complete, sign, and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible, even if you currently plan to attend the Special Meeting. Submitting a proxy will not prevent you from voting in person, but will assure that your vote is counted if you should be unable to attend the Special Meeting. If you do attend the Special Meeting and desire to vote in person, you may do so by withdrawing your proxy at that time. Your prompt cooperation will be greatly appreciated.


         Very truly yours,




                  Dr. Henry W. Hanff                  Philip H. Chesnut
                  Chairman of the Board               President

                    CITIZENS NATIONAL BANK AND TRUST COMPANY
                             9550-1 U.S. HIGHWAY 19
                           PORT RICHEY, FLORIDA 34668

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON           , 1997

To the Stockholders of Citizens National Bank and Trust Company:

         NOTICE IS HEREBY GIVEN that a Special Meeting of the Stockholders of Citizens National Bank and Trust Company, a national banking association ("Citizens National"), will be held at Citizens National's principal office, located at 9550-1 U.S. Highway 19, Port Richey, Florida 34668, on [DAY] [DATE], 1997, at ____ p.m. Eastern Standard Time, for the following purposes:

                  (1) To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated October ___, 1997 (the "Merger Agreement"), by and among Gulf West Banks, Inc. ("Gulf West"), Mercantile Bank, a wholly owned subsidiary of Gulf West ("Mercantile"), and Citizens National, pursuant to which Citizens National will be merged with and into Mercantile (the "Merger"), and upon consummation of the Merger, except as described in the Proxy Statement/Prospectus, each issued and outstanding share of Citizens National common stock, par value $5.00 per share ("Citizens National Common Stock"), will be converted into the right to receive 3.2337 shares of Gulf West common stock, par value $1.00 per share ("Gulf West Common Stock"), subject to certain adjustments as described in the Proxy Statement/Prospectus; and

                  (2) To transact such other business as may properly come before the Special Meeting or adjournments or postponements thereof.

         NOTICE OF RIGHT TO DISSENT. If Proposal 1 above is approved and the Merger is consummated, each holder of shares of Citizens National Common Stock would have the right to dissent from the approval of Proposal 1 and would be entitled to the rights and remedies of dissenting stockholders provided in Title 12, Chapter 2, Section 214a of the United States Code ("12 U.S.C. Section 214a"). The right of any such stockholder to any dissenters' rights and remedies is contingent upon the consummation of the Merger. In addition, the right of any such holder to such rights and remedies is contingent upon strict compliance with the provisions of 12 U.S.C. Section 214a which require, among other things, that the stockholder either give Citizens National notice of such stockholder's intention to dissent at or prior to the Special Meeting or that the stockholder vote his or her respective shares against the Merger and that such stockholder thereafter perfect his or her dissenters' rights by written notice to Citizens National within 30 days of the date of consummation of the Merger. FOR A SUMMARY OF THE REQUIREMENTS OF 12 U.S.C. SECTION 214A, SEE "THE MERGER -- DISSENTERS' RIGHTS" IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

         The Merger Agreement is more completely described in the accompanying Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus.

         Action may be taken on the foregoing proposal at the Special Meeting on the date specified above or on any date or dates to which the Special Meeting may be adjourned. The Board of Directors has fixed ______________, 1997 as the record date ("Record Date"). Only holders of record of Citizens National Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. The affirmative vote of the holders of two-thirds of the shares of Citizens National Common Stock outstanding on the Record Date is required for adoption of the Merger Agreement.

         Each stockholder, whether or not he or she plans to attend the Special Meeting in person, is requested to complete, sign, and date the enclosed proxy and return it promptly in the enclosed postage prepaid envelope. This will assure your representation at the Special Meeting and may avoid the costs of additional communications. This will not prevent a stockholder from voting in person at the Special Meeting. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Cashier of Citizens National a written revocation bearing a later date, or by attending and voting at the Special Meeting.

                                    By Order of the Board of Directors


                                    Carol L. Kinnard, Cashier
Port Richey, Florida
______________, 1997


                             WHETHER OR NOT YOU PLAN
                             TO ATTEND THIS MEETING,
                           PLEASE COMPLETE, SIGN, DATE
                       AND RETURN THE ENCLOSED PROXY CARD.

                   SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997

                              GULF WEST BANKS, INC.
                                 PROSPECTUS FOR
                        1,950,000 SHARES OF COMMON STOCK

                    CITIZENS NATIONAL BANK AND TRUST COMPANY
                                 PROXY STATEMENT

         This Proxy Statement/Prospectus is being furnished to the holders of the Common Stock, $5.00 par value per share, of Citizens National Bank and Trust Company ("Citizens National") in connection with the solicitation of proxies by the Citizens National Board of Directors for use at a Special Meeting of Stockholders of Citizens National to be held at 9550-1 U.S. Highway 19, Port Richey, Florida on November ___, 1997 at 5:30 p.m. Eastern Daylight Time, and at any postponements or adjournments thereof (the "Special Meeting"). The Special Meeting is for the purpose of considering an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") whereby Citizens National will merge into a subsidiary of Gulf West Banks, Inc. ("Gulf West") (the "Merger"). A copy of the Merger Agreement is attached as Annex A and incorporated herein by reference.

         Pursuant to the Merger Agreement, upon consummation of the Merger, except as described herein, each outstanding share of Citizens National common stock, $5.00 par value per share ("Citizens National Common Stock") will be converted into 3.2337 shares of Gulf West common stock, par value $1.00 per share ("Gulf West Common Stock") subject to certain adjustments as described in this Proxy Statement/Prospectus ("Exchange Ratio"). See "THE AGREEMENT AND PLAN OF MERGER -- Terms of the Merger". Each holder of Citizens National Common Stock who would otherwise be entitled to receive a fractional share of Gulf West Common Stock will receive cash in lieu thereof.

         This Proxy Statement/Prospectus also constitutes part of a Registration Statement on Form S-4 filed by Gulf West with the Securities and Exchange Commission relating to the Gulf West Common Stock to be issued in the Merger (the "Registration Statement").

THE BOARD OF DIRECTORS OF CITIZENS NATIONAL UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF CITIZENS NATIONAL VOTE TO APPROVE THE MERGER AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE MERGER AGREEMENT.

         Approval of the Merger requires the affirmative vote of two-thirds of the outstanding Citizens National Common Stock. Directors and executive officers of Citizens National hold approximately 60.9% of the outstanding shares of Citizens National Common Stock and have indicated that they intend to vote their shares in favor of the Merger Agreement at the Special Meeting.

         Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") has rendered its opinion, dated ______________, 1997, confirming and updating its prior opinion of July 30, 1997 to the Board of Directors of Citizens National that the consideration as provided in the Merger Agreement is fair, from a financial point of view, to the holders of Citizens National Common Stock. See "THE MERGER -- Opinion of Citizens National's Financial Advisor".

         This Proxy Statement/Prospectus, Notice of Special Meeting, and the accompanying Proxy are first being mailed to stockholders of Citizens National on October ___, 1997.

SEE "RISK FACTORS" BEGINNING AT PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE MERGER AND THE RECEIPT OF THE GULF WEST COMMON STOCK OFFERED HEREBY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE SHARES OF GULF WEST COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
          ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS
             ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
               INSURANCE CORPORATION OR ANY OTHER FUND OR AGENCY.

         The date of this Proxy Statement/Prospectus is October __, 1997

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
AVAILABLE INFORMATION.............................................................................5

SUMMARY ..........................................................................................6
        The Companies.............................................................................6
        The Merger................................................................................6
        Gulf West Common Stock Outstanding........................................................7
        Citizens National Special Meeting.........................................................7
        Record Date; Vote Required................................................................7
        Regulatory Approvals......................................................................7
        Recommendation of Citizens National Board of Directors....................................7
        Opinion of Financial Advisor..............................................................8
        Dissenters' Rights........................................................................8
        Modification, Waiver, and Termination.....................................................8
        Certain Differences in the Rights of Stockholders.........................................8
        Interests of Certain Persons in the Merger................................................8
        Resales by Affiliates.....................................................................9
        Certain Federal Income Tax Considerations.................................................9
        Comparative Per Share Data................................................................9

RISK FACTORS.....................................................................................10

SUMMARY OF FINANCIAL INFORMATION.................................................................11

PRO FORMA FINANCIAL INFORMATION..................................................................15

SPECIAL MEETING OF CITIZENS NATIONAL STOCKHOLDERS................................................25
        General .................................................................................25
        Record Date and Voting Rights............................................................25
        Vote Required............................................................................25
        Voting and Revocation of Proxies.........................................................25
        Solicitation of Proxies..................................................................26
        Recommendation...........................................................................26

THE MERGER.......................................................................................27
        Background of and Reasons for the Merger.................................................27
        Citizens National Reasons for the Merger.................................................28
        Gulf West Reasons for the Merger.........................................................29
        Opinion of Citizens National's Financial Advisor.........................................29
        Interests of Certain Named Persons in the Merger.........................................33
        Terms of the Merger......................................................................34
        Business Pending the Effective Time......................................................34
        Exchange of Share Certificates...........................................................34
        Conditions to the Merger.................................................................35
        Termination and Amendment................................................................35
        Effectiveness of Merger..................................................................35
        Regulatory Requirements..................................................................36
        Accounting Treatment.....................................................................36
        Certain Federal Income Tax Consequences..................................................36
        Dissenters' Rights.......................................................................37
        Shares Received..........................................................................37

MARKET PRICE AND DIVIDEND DATA...................................................................38

GULF WEST BANKS, INC.............................................................................39
        Introduction.............................................................................39
        Activities of Gulf West..................................................................39
        Activities of Mercantile.................................................................39
        Market Area..............................................................................40
        Operating Strategy.......................................................................40
        Competition..............................................................................41
        Employees ...............................................................................41
        Properties...............................................................................41
        Legal Proceedings........................................................................43

SELECTED FINANCIAL DATA..........................................................................44

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS......................................................46
        General .................................................................................46
        Regulation and Legislation...............................................................46
        Pending Acquisition......................................................................46
        Credit Risk..............................................................................47
        Results of Operations....................................................................48
        Rate/Volume Analysis.....................................................................50
        Liquidity and Capital Resources..........................................................50
        Regulatory Capital Requirements..........................................................51
        Asset and Liability Management...........................................................52

Comparison of Six Months Ended June 30, 1997 and 1996............................................57
        General .................................................................................57
        Interest Income and Expense..............................................................57
        Provision for Loan Losses................................................................57
        Noninterest Income.......................................................................57
        Noninterest Expense......................................................................57

Comparison of Years Ended December 31, 1996 and 1995.............................................58
        General .................................................................................58
        Interest Income and Expense..............................................................58
        Provision for Loan Losses................................................................58
        Noninterest Income.......................................................................58
        Noninterest Expense......................................................................58

Impact of Inflation and Changing Prices..........................................................58

Future Accounting Requirements...................................................................59

SUPERVISION AND REGULATION.......................................................................59
        Supervision and Regulation of Gulf West..................................................59
        Supervision and Regulation of Mercantile.................................................62
        Payment of Dividends.....................................................................64
        Risk Based Capital Regulations...........................................................64
        Federal Reserve System...................................................................64
        Liquidity................................................................................65
        Monetary Policy and Economic Controls....................................................65
        Regulation of Sale of Securities.........................................................66

MANAGEMENT OF GULF WEST..........................................................................67
        Directors and Executive Officers.........................................................67
        Compensation of Executive Officers and Directors.........................................68
        Summary Compensation Table...............................................................69
        Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values........69
        Option/SAR Grants in Last Fiscal Year and Long-Term Incentive Plans......................69
        Salary Continuation Agreements...........................................................69
        Key Man Life Insurance...................................................................70
        Transactions with Management and Others..................................................71
        Stock Purchase Plan......................................................................71
        Stock Option Plan........................................................................71
        Committees of the Board of Directors of Gulf West and Mercantile.........................73
        Indebtedness of Management...............................................................73
        Registration Rights Agreement............................................................74

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................75
        Security Ownership of Certain Beneficial Owners..........................................75
        Security Ownership of Management.........................................................76

DESCRIPTION OF CAPITAL STOCK OF GULF WEST........................................................77
        Common Stock.............................................................................77
        Preferred Stock..........................................................................78
        Reports to Stockholders..................................................................79

CITIZENS NATIONAL BANK AND TRUST COMPANY.........................................................79
        Introduction.............................................................................79
        Activities of Citizens National..........................................................79
        Market for Services......................................................................80
        Competition..............................................................................80
        Employees................................................................................81

        Property ................................................................................81
        Legal Proceedings........................................................................81
        Certain Regulatory Matters...............................................................81
        Certain Relationships and Related Transactions...........................................81
        Security Ownership of Certain Beneficial Owners and Management...........................82
        Citizens National........................................................................83

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS OF CITIZENS NATIONAL...........................................86
        General .................................................................................86
        Regulation and Legislation...............................................................86
        Pending Acquisition of Citizens National.................................................86
        Credit Risk..............................................................................87
        Non-Performing Loans.....................................................................87
        Results of Operations....................................................................89
        Rate/Volume Analysis.....................................................................91
        Liquidity and Capital Resources..........................................................92
        Investment Activities....................................................................92
        Regulatory Capital Requirements..........................................................94
        Asset and Liability Management...........................................................95

MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS..................................................103
        Comparison of Rights of Stockholders of Citizens National and Gulf West.................103
        Charter and Bylaw Provisions Affecting Gulf West Common Stock...........................103
        Stockholder Approval of Mergers.........................................................103
        Dissenters' Rights......................................................................103
        Stockholders' Meetings and Voting.......................................................104
        Dividends...............................................................................105
        Preemptive Rights.......................................................................106
        Liquidation Rights......................................................................106
        Limitation of Liability and Indemnification.............................................106
        Antitakeover Provisions.................................................................106

LEGAL MATTERS...................................................................................108

EXPERTS.........................................................................................108

OTHER MATTERS...................................................................................108


        Index to Financial Statements...........................................................F-1

Annex A  --       Amended and Restated Agreement and Plan of Merger between
                  Citizens National Bank and Trust Company and Gulf West Banks,
                  Inc. and Mercantile Bank
Annex B  --       12 U.S.C. Section 214a of the National Bank Act
Annex C  --       Opinion of Alex Sheshunoff & Co. Investment Banking.

                              AVAILABLE INFORMATION

         Gulf West has filed with the Securities and Exchange Commission (the "Commission" or the "SEC") a Registration Statement on Form S-4 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the securities offered hereby. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information about Gulf West and the Gulf West Common Stock, reference is made to the Registration Statement and exhibits thereto. The Registration Statement, together with such exhibits, may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. Upon consummation of the Merger, Gulf West will be subject to the Exchange Act reporting responsibilities under rules and regulations of the SEC. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES AND THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GULF WEST OR CITIZENS NATIONAL.

         THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFER IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER.

         THIS PROXY STATEMENT/PROSPECTUS DOES NOT COVER ANY RESALES OF THE GULF WEST COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY STOCKHOLDERS OF CITIZENS NATIONAL DEEMED TO BE AFFILIATES OF GULF WEST OR CITIZENS NATIONAL UPON THE CONSUMMATION OF THE MERGER. NO PERSON IS AUTHORIZED TO MAKE USE OF THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH ANY SUCH RESALES. SEE "THE MERGER - SHARES RECEIVED."

         THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF GULF WEST OR CITIZENS NATIONAL SINCE THE DATE HEREOF.

                                     SUMMARY

         The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Gulf West Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Citizens National Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Gulf West" and "Citizens National" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries. The term "Combined Company" refers to Gulf West and Citizens National after consummation of the Merger.

         Certain information and statements contained in this Proxy Statement/Prospectus are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results, plans for future business development activities, capital spending or financing services, capital structure, and the effects of regulation and competition and are thus prospective. Potential risks and uncertainties include, but are not limited to, economic conditions, competition, and other uncertainties described herein and as detailed from time to time in Gulf West's future filings with the Commission.

THE COMPANIES

         Gulf West is a Florida corporation whose principal assets are all of the outstanding shares of capital stock of Mercantile Bank, a Florida state banking corporation ("Mercantile"). Mercantile's only activity is banking services which are offered in Pinellas and Hillsborough Counties, Florida. At June 30, 1997, Gulf West had total assets of $181.6 million, total deposits of $160.3 million and total stockholders' equity of $13.6 million. Gulf West's executive offices are located at 425 22nd Avenue North, St. Petersburg, Florida 33704, telephone (813) 894-5696.

         Citizens National is a national banking association originally chartered by the Office of the Comptroller of the Currency (the "OCC") on February 29, 1988. The principal executive offices of Citizens National and its sole banking facility are located at 9550 - 1 U.S. Highway 19, Port Richey, Florida, and its telephone number is (813) 846-1444. Citizens National engages in commercial banking and trust services from its one location in Pasco County, Florida. As of June 30, 1997, Citizens National had total assets of approximately $73.5 million, total deposits of approximately $64.7 million, and stockholders' equity of approximately $8.6 million. For additional information regarding the business of Citizens National, see "THE MERGER -- Background of and Reasons for the Merger" and "CITIZENS NATIONAL BANK AND TRUST COMPANY".

THE MERGER

         Terms of the Merger. The Merger Agreement provides for the merger of Citizens National with and into Mercantile, a wholly owned subsidiary of Gulf West, whereupon the separate existence of Citizens National shall cease. Pursuant to the Merger, except as described in "THE MERGER - Dissenter's Rights", at the "Effective Time" (as defined below) each outstanding share of Citizens National Common Stock will be converted into and exchanged for 3.2237 shares of Gulf West Common Stock (the "Exchange Ratio"), with cash to be paid in lieu of any resulting fractional shares. After consummation of the Merger, each outstanding share of Gulf West Common Stock shall remain outstanding after the Effective Time. The Merger Agreement also provides that the Exchange Ratio may be adjusted to prevent dilution in the event Gulf West changes the number of shares of Gulf West Common Stock issued and outstanding prior to the Effective Time (except for the exercise of certain options outstanding on the date of the Merger Agreement and issuances made pursuant to Gulf West's employee stock purchase plan). See "THE MERGER - Terms of the Merger". Assuming no adjustment is made to the Exchange Ratio, Gulf West will issue 1,950,000 shares of Gulf West Common Stock, representing approximately 36.9% of the outstanding Gulf West Common Stock as of the Effective Date.

         Conditions of the Merger. Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including approval of the Merger Agreement by the holders of Citizens National Common Stock ("Stockholders"), receipt of all necessary approvals and consents, regulatory or otherwise, including the Federal Deposit Insurance Corporation ("FDIC") and the Florida Department of Banking and Finance (the "Department"), effectiveness under the Securities Act of a Registration Statement for shares of Gulf West Common Stock to be issued in the Merger, receipt of an opinion of Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") as to the fairness of the transaction to the Stockholders of Citizens National, that Citizens National has a minimum specified equity at closing, and certain other conditions customary in a transaction of this nature. See "THE MERGER - Conditions to the Merger; Regulatory Requirements."

         Effective Time of the Merger. Unless otherwise agreed by Gulf West and Citizens National, the Effective Time is expected to occur on the date and at the time the Articles of Merger are accepted for filing by the Department ("Articles of Merger"). This filing is expected to be made at closing and the parties have agreed to use their reasonable best efforts to cause the closing to occur within five business days following the last to occur of: (i) the effective date of the receipt of the last required consent of any state or federal regulatory authority having authority over the Merger (including the expiration of any applicable waiting periods following such consents or the delivery of appropriate notices) or (ii) the date on which the Stockholders of Citizens National approve the Merger Agreement. If approved by the Stockholders and applicable regulatory authorities, the parties expect the Merger to become effective on or about __________, 1997, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER - Effectiveness of Merger."

GULF WEST COMMON STOCK OUTSTANDING

         As of September 26, 1997, there were 3,337,081 shares of Gulf West Common Stock outstanding held by approximately 416 holders of record. The terms of Gulf West's Common Stock are described under "DESCRIPTION OF CAPITAL STOCK OF GULF WEST."

CITIZENS NATIONAL SPECIAL MEETING

         Citizens National will hold a Special Meeting on ________________, 1997 at _____ p.m., at Citizens National's principal office, 9550-1 U.S. Highway 19, Port Richey, Florida 34668 at which time Stockholders will be asked to approve the Merger Agreement and the transactions contemplated thereby. Approval of the Merger requires the affirmative vote of two-thirds of the outstanding shares of Citizens National Common Stock entitled to vote at the Special Meeting. As of the record date for the Special Meeting, officers and directors of Citizens National beneficially owned approximately 367,300 shares, or 60.9% of the Citizens National Common Stock entitled to vote at the Special Meeting. Pursuant to the terms of the Merger Agreement, these officers and directors will vote their Shares in favor of the Merger.

RECORD DATE; VOTE REQUIRED

         Only holders of record of Citizens National Common Stock at the close of business on _______________, 1997, will be entitled to vote at the Special Meeting (the "Record Date"). As of the Record Date, there were approximately _____ holders of record of Citizens National Common Stock and 603,030 shares of Citizens National Common Stock outstanding and entitled to vote at the Special Meeting. See "SPECIAL MEETING OF CITIZENS NATIONAL STOCKHOLDERS".

REGULATORY APPROVALS

         Consummation of the transactions contemplated by the Merger Agreement is subject to approval by the FDIC and the Department. All required applications for regulatory review and appeal or notice have been filed in connection with the Merger. See "The Merger - Regulatory Requirements."

RECOMMENDATION OF CITIZENS NATIONAL BOARD OF DIRECTORS

         The Board of Directors of Citizens National has unanimously approved the Merger Agreement and the transactions contemplated thereby. The Board of Directors of Citizens National believes that the Merger is in the best interests of Citizens National and its Stockholders and recommends the Stockholders vote "FOR" approval of the Merger Agreement.

         In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Citizens National Board of Directors consulted with its legal advisors regarding the legal terms of the Merger Agreement and with its financial advisors, Sheshunoff, as to the fairness, from a financial point of view, of the consideration to be received by Stockholders in the Merger. For a discussion of the factors considered by the Citizens National Board in reaching its conclusions, see "THE MERGER - Background of and Reasons for the Merger".

OPINION OF FINANCIAL ADVISOR

         Sheshunoff, in its capacity as financial advisor to Citizens National, has rendered an opinion to the Board of Directors of Citizens National that the terms of the Merger are fair, from a financial point of view, to the Stockholders. A copy of such opinion, dated ________________, 1997, confirming and updating its prior opinion of July 30, 1997, is attached hereto as Annex C and should be read in its entirety with respect to the assumptions made, matters considered, and limitation of the review undertaken by Sheshunoff in rendering such opinion. See "THE MERGER - Opinion of Citizens National's Financial Advisor".

DISSENTERS' RIGHTS

         Citizens National Stockholders may exercise their right to dissent from the Merger by complying with the provisions of the National Bank Act relating to rights of dissenting stockholders, 12 U.S.C. Section 214a, a copy of which is attached as Annex B. SEE "THE MERGER - DISSENTERS' RIGHTS;" "MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS - DISSENTERS' RIGHTS;" AND ANNEX B.

MODIFICATION, WAIVER, AND TERMINATION

         The Merger Agreement provides that it may be amended by a subsequent writing signed by each party upon the approval of each of their respective Board of Directors. However, no amendment that reduces the Merger Consideration to be paid pursuant to the Merger or which materially and adversely affects the rights of the Stockholders may be made after the Special Meeting without further approval of such Stockholders. The Merger Agreement provides that each party may waive any of the conditions precedent to its obligations to consummate the Merger, to the extent legally permitted.

         The Merger Agreement may be terminated by mutual agreement of the Board of Directors of Gulf West and Citizens National. The Merger Agreement also may be terminated by either Gulf West or Citizens National (i) in the event of material breach of the Merger Agreement by the other party that cannot or has not been cured within thirty (30) days of notice of such breach, (ii) if the required approval of the Citizens National Stockholders or any applicable regulatory authority is not obtained, or (iii) if the Merger is not consummated by April 30, 1998. In addition, the Merger Agreement may be terminated by Gulf West if, among other things, dissenters' rights are perfected by 5% or more of the outstanding Citizens National Common Stock. See "THE MERGER - Termination and Amendment".

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

         The rights of Gulf West stockholders and other corporate matters relating to Gulf West Common Stock are controlled by the Articles of Incorporation of Gulf West (the "Gulf West Articles"), the Gulf West Bylaws (the "Gulf West Bylaws"), and the Florida Business Corporation Act (the "FBCA"). The rights of Citizens National Stockholders and other corporate matters relating to Citizens National Common Stock are controlled by the Citizens National Articles of Association (the "Citizens National Articles"), the Citizens National Bylaws (the "Citizens National Bylaws"), and the National Bank Act and the FBCA. Upon consummation of the Merger, Stockholders of Citizens National will become stockholders of Gulf West whose rights will be governed by the Gulf West Articles, the Gulf West Bylaws, and the provisions of the FBCA only. See "DESCRIPTION OF CAPITAL STOCK OF GULF WEST" and "MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Citizens National's management and its Board of Directors may be deemed to have interests in the Merger in addition to their interests, if any, as Stockholders of Citizens National generally. These interests include, among others, (i) the election or appointment of two individuals designated by Citizens National to the board of directors of Gulf West and three individuals designated by Citizens National to the board of directors of Mercantile; (ii) agreements by Gulf West to indemnify present and former directors, officers, employees, and agents of Citizens National from and after the Merger against certain liabilities arising prior to the Merger to the fullest extent permitted under Florida law, the Citizens National Articles and the Citizens National Bylaws; and (iii) provisions contained in the Merger Agreement which permit Citizens National to extend its directors and officers insurance policy for a period of three years following the Merger and to pay the premiums therefor prior to the Merger. See "THE MERGER -- Interests of Certain Named Persons in the Merger."

RESALES BY AFFILIATES

         Citizens National has agreed to use its best efforts to obtain, from each of those individuals identified by it as an affiliate, an appropriate agreement that such individual will not transfer any shares of Gulf West Common Stock received by it as a result of the Merger, except in compliance with the applicable provisions of the Securities Act. See "THE MERGER - Shares Received."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. As a result thereof the parties believe that no gain or loss will be recognized by the Citizens National Stockholders as a result of the Merger to the extent that they receive Gulf West Common Stock solely in exchange for their Citizens National Common Stock. For a more complete description of the federal income tax consequences. See "THE MERGER -- Certain Federal Income Tax Consequences."

COMPARATIVE PER SHARE DATA

         Although a local brokerage firm facilitates trades of Gulf West Common Stock in the over-the-counter market, there is no established active trading market for Gulf West Common Stock. According to information supplied by such brokerage firm, on July 30, 1997, the last trading day prior to announcement of the execution of the Merger Agreement, the last reported trading price of Gulf West Common Stock was $5.50. On _______, 1997 [Effective Date of Registration Statement], the last reported trading price was $______. There is no market for the Citizens National Common Stock. Gulf West's earnings per share were $.10 for the year ended December 31, 1996 and $.14 for the six months ended June 30, 1997. Citizens National's earnings per share for the same periods were $1.06 and $.20, respectively. Gulf West paid $.04 per share in cash dividends in 1995, and a five percent (5%) stock dividend in 1996. There are currently no plans to declare a cash dividend in 1997. Citizens National paid no dividends during these periods except for a $.10 per share dividend during the first quarter of 1997.

                                  RISK FACTORS

         Citizens National Stockholders currently control Citizens National through their ability to elect the Board of Directors and vote on various matters affecting Citizens National. If consummated the Merger will transfer control of Citizens National from the Citizens National Stockholders to Gulf West, and the bank office of Citizens National will become a branch of Mercantile. As of the Effective Time of the Merger, the Citizens National Stockholders will become stockholders of Gulf West, a bank holding company. As a result of the Merger, the Citizens National Stockholders will no longer have the ability to control or influence the management policies of Citizens National's operations and as stockholders of Gulf West their ability to influence the management policies of Gulf West will be limited due to the fact that they will hold less than a majority of the voting stock of Gulf West.

         Gulf West competes with other banking institutions on the basis of service, convenience and, to some extent, price. Due in part to both regulatory changes and consumer demands, banks have experienced increased competition from other financial entities offering similar products. Competition from both bank and non-bank organizations is expected to continue.

         In addition, general economic conditions impact the banking industry. The credit quality of Gulf West's loan portfolio necessarily reflects, among other things, the general economic conditions in the area in which it conducts its business. The continued financial success of Gulf West and its subsidiaries depends somewhat on factors which are beyond Gulf West's control, including national and local economic conditions, the supply and demand for investable funds, interest rates and federal, state and local laws affecting these matters. Any substantial deterioration in any of the foregoing conditions could have a material adverse effect on Gulf West's financial condition and results of operations, which, in all likelihood, would adversely affect the market price of Gulf West's Common Stock.

         Gulf West's Articles of Incorporation, as amended, and Bylaws contain several provisions which may make Gulf West a less attractive target for acquisition by anyone who does not have the support of Gulf West's Board of Directors. Such provisions include, among other things, the requirement of a staggered Board, a fair price provision for business combinations with principal stockholders or their affiliates (those holding 10% or more of the Gulf West Common Stock), and the requirement that directors only be removed for cause and after a vote of two-thirds of the Gulf West Common Stock in favor of such removal. SEE "MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS -- Charter and Bylaws Provisions Affecting Gulf West Common Stock."

         Although area brokerages do identify willing buyers and sellers of Gulf West Common Stock and facilitate trades in such stock in over-the-counter transactions, Gulf West Common Stock is not publicly traded.

         A description of the regulatory considerations relating to ownership of the Gulf West Common Stock appears elsewhere in this Proxy Statement/Prospectus. SEE "SUPERVISION AND REGULATION."

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                        SUMMARY OF FINANCIAL INFORMATION

                                AT JUNE 30,                      AT DECEMBER 31,
                                -----------  ---------------------------------------------------------
                                   1997        1996        1995        1994         1993        1992
                                   ----        ----        ----        ----         ----        ----
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
Summary of Financial
   Condition:
    Cash due from bank ......   $    3,539       8,631       5,555       5,882       4,488       4,148
    Securities (1) ..........       54,502      43,587      39,089      29,263      23,391      14,148
    Loans, net ..............      112,891     112,979      73,948      63,472      53,374      49,206
    All other assets ........       10,662       9,617       7,344       5,832       5,485       3,552
                                ----------   ---------   ---------   ---------   ---------   ---------

       Total assets .........   $  181,594     174,814     125,936     104,449      86,738      71,054
                                ==========   =========   =========   =========   =========   =========

Deposits ....................      160,293     149,335     109,192      96,372      78,532      61,146
Other borrowings ............        7,149      12,047       3,799          --          --       1,500
All other liabilities .......          530         332         431         149         299       1,093
Stockholders' equity ........       13,622      13,100      12,514       7,928       7,907       7,315
                                ----------   ---------   ---------   ---------   ---------   ---------

    Total liabilities and
      stockholders' equity ..   $  181,594     174,814     125,936     104,449      86,738      71,054
                                ==========   =========   =========   =========   =========   =========

Total number of banking
   offices, all full service.            9           8           5           4           4           3
Total shares outstanding ....    3,337,081   3,326,030   3,277,755   2,461,801   2,461,078   2,474,000
Book value per share ........   $     4.08        3.94        3.82        3.22        3.21        2.96
                                ==========   =========   =========   =========   =========   =========


                             SIX MONTHS
                            ENDED JUNE 30,                                    YEAR ENDED DECEMBER 31,
                            --------------           -----------------------------------------------------------------------
                             1997     1996             1996             1995            1994            1993            1992
                             ----     ----             ----             ----            ----            ----            ----
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
Summary of Operations:
    Total interest
   income ...............   $6,849   4,868           $10,844           8,447           6,146           4,931           5,327
Total interest
   expense ..............    3,021   2,017             4,659           3,736           2,521           2,046           2,694
                            ------   -----           -------           -----           -----           -----           -----

Net interest income .....    3,828   2,851             6,185           4,711           3,625           2,885           2,633
Provision for loan
   losses ...............      240      91               401             240             176              40             145
                            ------   -----           -------           -----           -----           -----           -----

Net interest income after
   provision for
   loan losses ..........    3,588   2,760             5,784           4,471           3,449           2,845           2,488

Noninterest income ......      878     505             1,031             849             603             838             670
Noninterest
   expenses .............    3,776   2,789             6,324           4,181           3,228           3,056           2,539
                            ------   -----           -------           -----           -----           -----           -----

Earnings before income
   taxes ................      690     476               491           1,139             824             627             619
Income taxes ............      234     182               177             431             142              --              --
                            ------   -----           -------           -----           -----           -----           -----

Net earnings ............   $  456     294               314             708             682             627             619
                            ======   =====           =======           =====           =====           =====           =====

Earnings per share ......   $ 0.14    0.09              0.10            0.25            0.28            0.26            0.25
                            ======   =====           =======           =====           =====           =====           =====

Cash dividends
  per share .............       --      --                --            0.04              --              --              --
                            ======   =====           =======           =====           =====           =====           =====

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                                                       AT OR FOR THE
                             ------------------------------------------------------------------
                                SIX MONTHS
                               ENDED JUNE 30,                YEAR ENDED  DECEMBER 31,
                             -----------------     --------------------------------------------
                             1997(4)   1996(4)     1996      1995      1994      1993      1992
                             -------   -------     ----      ----      ----      ----      ----
Other Data:
Return on average
   assets ..................   0.50%     0.45%     0.22%     0.63%     0.74%     0.80%     0.86%
Return on average
   equity ..................   6.83%     4.69%     2.45%     6.93%     8.69%     8.26%     8.83%
Average equity to
   average assets
   ratio ...................   7.40%     9.60%     8.87%     9.11%     8.47%     9.70%     9.77%
Interest-rate spread
   during the
   periods (2) .............   3.90%     4.13%     4.01%     3.99%     3.82%     3.42%     3.66%
Net yield on average
   interest-earning
   assets ..................   4.68%     4.92%     4.78%     4.71%     4.37%     4.09%     4.04%
Noninterest expenses
   to average assets .......   4.18%     4.27%     4.38%     3.73%     3.49%     3.91%     3.54%
Ratio of average
   interest-earning assets
   to average interest-
   bearing liabilities .....   1.21      1.23      1.21      1.19      1.18      1.23      1.01
Nonperforming loans
   and foreclosed real
   estate as a percentage
   of total assets at
   end of period(3) ........   0.66%     0.68%     0.46%     1.01%     0.81%     0.26%     0.54%
Allowance for loan
   losses as a
   percentage
   of nonperforming
   loans(3) ................ 265.48%   148.85%   388.20%   312.03%   933.93%   269.11%   278.80%


------------------------------

(1) Includes Federal Funds sold, US Government and agency obligations, and corporate and other obligations.

(2) The difference between the weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

(3) Nonperforming loans are loans where the accrual of interest has been discontinued.

(4)      Have been annualized when applicable.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                        SUMMARY OF FINANCIAL INFORMATION

                               AT JUNE 30,                  AT DECEMBER 31,
                               -----------   ---------------------------------------------
                                  1997       1996      1995       1994      1993      1992
                                  ----       ----      ----       ----      ----      ----
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
Summary of Financial
   Condition:
    Cash and cash
       equivalents ..........   $  1,585     6,946     4,047      2,941     6,687     6,982
    Securities ..............     40,846    41,576    43,286     44,512    40,980    39,849
    Loans, net ..............     28,994    25,492    23,397     22,409    23,348    27,854
    All other assets ........      2,086     1,968     1,927      2,066     1,474     1,586
                                --------   -------   -------    -------   -------   -------

       Total assets .........   $ 73,511    75,982    72,657     71,928    72,489    76,271
                                ========   =======   =======    =======   =======   =======

    Deposit accounts ........     64,712    66,913    65,554     65,858    66,276    71,065
    Borrowed funds ..........         --        --        --         --        --        --
    All other liabilities ...        249       597       464        502       598       450
    Stockholders' equity ....      8,550     8,472     6,639      5,568     5,615     4,756
                                --------   -------   -------    -------   -------   -------

    Total liabilities and
      stockholders' equity ..   $ 73,511    75,982    72,657     71,928    72,489    76,271
                                ========   =======   =======    =======   =======   =======

Number of banking offices,
      all full service ......          1         1         1          1         1         1
Total shares outstanding ....    603,030   603,030   472,530    472,530   456,530   456,530
Book value per share ........   $  14.18     14.05     14.05      11.78     12.30     10.42


                                  SIX MONTHS
                                 ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                               -----------------    ---------------------------------------
                                 1997      1996      1996      1995    1994    1993    1992
                                 ----      ----      ----      ----    ----    ----    ----
                                                             (DOLLARS IN THOUSANDS)
Summary of Operations:
Total interest income ......   $ 2,626     2,460     4,990    4,844   4,454   4,914   5,283
Total interest expense .....     1,479     1,453     2,940    2,923   2,260   2,556   2,953
                               -------    ------    ------    -----   -----   -----   -----

Net interest income ........     1,147     1,007     2,050    1,921   2,194   2,358   2,330
Provision (credit) for
   loan losses .............        --      (100)     (100)      --     497     171      30
                               -------    ------    ------    -----   -----   -----   -----

Net interest income
   after provision
   (credit) for
   loan losses .............     1,147     1,107     2,150    1,921   1,697   2,187   2,300

Noninterest income .........       169       171       337      342     360     828     470
Noninterest expense ........     1,209       852     1,857    1,648   1,658   1,797   1,835
                               -------    ------    ------    -----   -----   -----   -----

Earnings before income
   tax provision (credit) ..       107       426       630      615     399   1,218     935
Income tax provision
   (credit) ................       (12)       55        60      115      17     359     135
                               -------    ------    ------    -----   -----   -----   -----

Net earnings ...............   $   119       371       570      500     382     859     800
                               =======    ======    ======    =====   =====   =====   =====

Earnings per share .........   $   .20       .70      1.06      .98     .78    1.80    1.75
                               =======    ======    ======    =====   =====   =====   =====

Cash dividends per share ...   $  0.10        --        --       --      --      --      --
                               =======    ======    ======    =====   =====   =====   =====

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                                                               AT OR FOR THE
                                                -------------------------------------------
                                SIX MONTHS
                               ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                               --------------   -------------------------------------------
                             1997(3)   1996(3)  1996      1995      1994      1993     1992
                             -------   -------  ----      ----      ----      ----     ----
Other Data:
Return on average assets ..    .32%     1.03%    .78%      .70%      .54%     1.15%    1.20%
Return on average equity ..   2.83%    10.94%   8.37%     8.47%     7.11%    16.29%   18.22%
Average equity to average
   assets .................  11.26%     9.40%   9.36%     8.26%     7.60%     7.08%    6.58%
Interest-rate spread
   during the periods(1) ..   2.72%     2.50%   2.51%     2.44%     3.03%     3.11%    3.43%
Net yield on average
   interest-earning assets    3.20%     2.92%   2.95%     2.80%     3.25%     3.33%    3.70%
Noninterest expenses to
   average assets .........   3.23%     2.36%   2.55%     2.31%     2.35%     2.41%    2.75%
Ratio of average interest-
   earning assets
   to average interest-
   bearing liabilities ....   1.12      1.10    1.10      1.08      1.07      1.06     1.06

Nonperforming loans and
   foreclosed real estate
   as a percentage of
   total assets at end
   of period(2) ...........    .09%      .13%    .08%      .39%      .52%      .32%      --%
Allowance for loan losses
   as a percentage
   of nonperforming
   loans(2) ...............     --%   444.89%     --%   180.08%   153.21%   115.38%      --%


------------------------------

(1) The difference between the weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

(2) Nonperforming loans are loans where the accrual of interest has been discontinued.

(3)      Have been annualized when applicable.

                            PRO FORMA PER SHARE DATA

The following table summarizes the historical consolidated and pro forma net earnings and net worth of Gulf West and Citizens National after giving effect to the Proposed Acquisition at and for the six months period ended June 30, 1997 and at and for the year ended December 31, 1996. The pro forma data is based on the aggregate purchase price of $10,725,000, represented by 1,950,000 Gulf West common shares, for all of the outstanding shares of Citizens National at January 1, 1997 for the six months ended June 30, 1997 and January 1, 1996 for the year ended December 31, 1996. Citizens National shares may be exchanged for Gulf West common shares, using an exchange ratio of 3.2237 shares of Gulf West for each Citizens National share tendered. The information presented below is provided for informational purposes only and is not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transaction had been consummated at the date and for the periods indicated or which may be obtained in the future. This information should be read in conjunction with the separate consolidated financial statements and notes thereto of both Gulf West and Citizens National, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of both Gulf West and Citizens National and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.

                                                                   AT OR FOR THE SIX MONTH           AT OR FOR THE
                                                                         PERIOD ENDED                 YEAR ENDED
                                                                         JUNE 30, 1997             DECEMBER 31, 1996
                                                                   -----------------------         -----------------
                                                                                   (DOLLARS IN THOUSANDS)
Shares outstanding at end of period:
         Assumed number of shares of Gulf West
              common stock issued ...........................               1,950,000                   1,950,000
         Shares of common stock of Gulf West
              before acquisition ............................               3,337,081                   3,326,030
                                                                          -----------                 -----------

         Pro forma shares of Gulf West common stock
              outstanding after acquisition .................               5,287,081                   5,276,030
                                                                          ===========                 ===========

Consolidated net earnings:
         Gulf West - historical .............................             $       456                         314
         Citizens National - historical .....................                     119                         570
         Adjustments for the acquisition ....................                    (107)(a)                    (211)(a)
                                                                          -----------                 -----------

              Combined entity - pro forma after
                  acquisition ...............................             $       468                         673
                                                                          ===========                 ===========

Consolidated stockholders' equity:
         Gulf West - historical .............................             $    13,622                      13,100
         Citizens National - historical .....................                   8,550                       8,472
         Net issuance of Gulf West common stock .............                  10,725(b)                   10,725(b)
         Adjustments for the acquisition ....................                  (8,550)(c)                  (8,472)(c)
                                                                          -----------                 -----------

              Combined entity - pro forma after
                  acquisition ...............................             $    24,347                      23,825
                                                                          ===========                 ===========

Consolidated net earnings per share:
         Gulf West - historical (d) .........................             $       .14                         .10
                                                                          ===========                 ===========
         Citizens National - historical (e) .................             $       .20                        1.06
                                                                          ===========                 ===========
         Gulf West - proforma after acquisition .............             $       .09                         .13
                                                                          ===========                 ===========
         Citizens National - proforma after
              acquisition (h) ...............................             $       .29                         .42
                                                                          ===========                 ===========

                                                                     (continued)

                                                                   AT OR FOR THE SIX MONTH           AT OR FOR THE
                                                                         PERIOD ENDED                 YEAR ENDED
                                                                         JUNE 30, 1997             DECEMBER 31, 1996
                                                                   -----------------------         -----------------
                                                                                   (DOLLARS IN THOUSANDS)
Dividends per share:
         Gulf West - historical .............................              $     --                           --
                                                                           ========                        =====
         Citizens National - historical .....................              $    .10                           --
                                                                           ========                        =====
         Citizens National - proforma after
              acquisition ...................................              $     --                           --
                                                                           ========                        =====

Consolidated book value per share:
         Gulf West - historical (f) .........................              $   4.08                         3.94
                                                                           ========                        =====
         Citizens National - historical (g) .................              $  14.18                        14.05
                                                                           ========                        =====
         Gulf West - proforma after acquisition .............              $   4.60                         4.51
                                                                           ========                        =====
         Citizens National - proforma after
              acquisition (h) ...............................              $  14.82                        14.54
                                                                           ========                        =====

------------------------------

(a) Reflects pro forma adjustments as detailed on the pro forma combined statement of operation.

(b) Represents gross proceeds from issuance of 1,950,000 Gulf West's shares at $5.50 per share.

(c)      Represents elimination of stockholders' equity of Citizens National.

(d) Computed using 3,334,281 for June 30, 1997 and 3,298,405 for December 31, 1996 weighted-average shares outstanding.

(e) Computed using 603,030 for June 30, 1997 and 537,723 for December 31, 1996 weighted-average shares outstanding.

(f) Computed using 3,337,081 at June 30, 1997 and 3,326,030 at December 31, 1996 common shares outstanding.

(g) Computed using 603,030 at June 30, 1997 and 603,030 at December 31, 1996 common shares outstanding.

(h) Computed using the related Gulf West's pro forma after acquisition amount multiplied by the exchange ratio.

                   PRO FORMA CONDENSED COMBINED CAPITALIZATION


The following table sets forth the capitalization of Gulf West at June 30, 1997 and the pro forma capitalization of Gulf West, after giving effect to the proposed acquisition assuming 1,950,000 shares of Gulf West shares are issued in the acquisition. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Gulf West and Citizens National, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Gulf West and Citizens National, and other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.

                                                                        AT JUNE 30, 1997
                                                    ---------------------------------------------------------
                                                                                    PROFORMA
                                                                                   ADJUSTMENTS
                                                                                 FOR ACQUISITION
                                                                   CITIZENS     -----------------        PRO
                                                    GULF WEST      NATIONAL     DEBIT      CREDIT       FORMA
                                                    ---------      --------     -----      ------       -----
                                                                         (DOLLARS IN THOUSANDS)
      Deposits   ................................    $160,293       64,712         42(1)       --      224,963
      Other borrowings...........................       7,149           --         --          --        7,149
                                                     --------       ------      -----      ------      -------

                 Total...........................    $167,442       64,712         42          --      232,112
                                                     ========       ======      =====      ======      =======

      Stockholders' equity:
           Common stock..........................       3,337        3,015      3,015(2)    1,950(3)     5,287
           Additional paid-in capital............       9,296        2,996      2,996(2)    8,775(3)    18,071
           Retained earnings.....................         906        2,581      2,581(2)       --          906
           Unrealized gain (loss) on
                 securities available for sale...          83          (42)        --          42(2)        83
                                                     --------       ------      -----      ------      -------

                 Total stockholders' equity......    $ 13,622        8,550      8,592      10,767       24,347
                                                     ========       ======      =====      ======      =======


------------------------------

      (1) Represents the write-down of the deposits of Citizens National to estimated fair value.

      (2) Reflects the elimination of the stockholders' equity of Citizens National.

      (3) Reflects the issuance of 1,950,000 shares of Gulf West Common Stock at an assumed price of $5.50 per share as the consideration issued in the acquisition.

                 PRO FORMA CONDENSED COMBINED BALANCE SHEETS

The following Pro Forma Condensed Combined Balance Sheet reflects the consolidated balance sheet of Gulf West as of June 30, 1997, after giving effect to the proposed acquisition of Citizens National by Gulf West. The transaction will be accounted for as a purchase and is based on assumptions explained herein and in the Notes to Pro Forma Condensed Combined Balance Sheet and Statements of Earnings. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Gulf West and Citizens National, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Gulf West and Citizens National and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus.

                                                                                   ADJUSTMENTS
                                                                                 FOR ACQUISITION
                                                   GULF       CITIZENS        ---------------------
                                                   WEST       NATIONAL        DEBIT          CREDIT         PROFORMA
                                                   ----       --------        -----          ------         --------
                                                                           (In thousands)
    ASSETS

Cash and cash equivalents ...................   $   10,118        1,585            --              --          11,703
Securities available for sale ...............       47,923       12,504            --              --          60,427
Securities held to maturity .................           --       28,342           207(2)           --          28,549
Restricted securities .......................           --          408            --              --             408
Loans receivable, net .......................      112,808       28,994           517(3)           --         142,319
Loans held for sale .........................           83           --            --              --              83
Foreclosed real estate ......................          179           63            --              --             242
Premises and equipment, net .................        6,820          595            --              --           7,415
Accrued interest receivable .................        1,106          780            --              --           1,886
Deferred tax asset ..........................          246          171            --              --             417
Goodwill ....................................           --           --         1,409(5)           --           1,409
Other assets ................................        2,311           69            --              --           2,380
                                                ----------   ----------    ----------      ----------      ----------

        Total ...............................   $  181,594       73,511         2,133              --         257,238
                                                ==========   ==========    ==========      ==========      ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Demand deposits .........................       36,470        1,940            --              --          38,410
    Savings, NOW and money market deposits ..       52,065       22,172            --              --          74,237
    Time deposits ...........................       71,758       40,600            42(4)           --         112,316
                                                ----------   ----------    ----------      ----------      ----------

        Total deposits ......................      160,293       64,712            42              --         224,963

Other borrowings ............................        7,149           --            --              --           7,149
Other liabilities ...........................          530          249            --              --             779
                                                ----------   ----------    ----------      ----------      ----------

        Total liabilities ...................      167,972       64,961            42              --         232,891
                                                ----------   ----------    ----------      ----------      ----------

Stockholders' equity:
    Common stock ............................        3,337        3,015         3,015(6)        1,950(1)        5,287
    Additional paid-in capital ..............        9,296        2,996         2,996(6)        8,775(1)       18,071
    Retained earnings .......................          906        2,581         2,581(6)           --             906
    Unrealized gain (loss) on securities
        available for sale ..................           83          (42)           --              42(6)           83
                                                ----------   ----------    ----------      ----------      ----------

        Total stockholders' equity ..........       13,622        8,550         8,592          10,767          24,347
                                                ----------   ----------    ----------      ----------      ----------

        Total ...............................   $  181,594       73,511         8,634          10,767         257,238
                                                ==========   ==========    ==========      ==========      ==========

Book value per share ........................   $     4.08        14.18                                          4.60
                                                ==========   ==========                                    ==========

Common shares outstanding ...................    3,337,081      603,030                                     5,287,081
                                                ==========   ==========                                    ==========

               PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS


The following Pro Forma Condensed Combined Statements of Earnings reflect the consolidated results of operations of Gulf West for the year ended December 31, 1996 and the six-month period ended June 30, 1997, after giving effect to the proposed acquisition of all of the outstanding stock of Citizens National by Gulf West in a transaction which will be accounted for as a purchase. The statements are based on the assumptions explained herein and in the Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Earnings. The Pro Forma Condensed Combined Statements of Earnings do not necessarily reflect the results of operations as they would have been if Gulf West and Citizens National had constituted a single entity during the year ended December 31, 1996, or the six-month period ended June 30, 1997. The information presented below should be read in conjunction with the separate consolidated financial statements and notes thereto of Gulf West and Citizens National, the respective Management's Discussion and Analysis of Financial Condition and Results of Operations of Gulf West and Citizens National, and the other unaudited pro forma financial information, all included elsewhere in this Proxy Statement/Prospectus. The historical results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year.

                                                                               SIX MONTHS ENDED JUNE 30, 1997
                                                          ----------------------------------------------------------------------
                                                                                                    PROFORMA
                                                                                                   ADJUSTMENTS
                                                                                                 FOR ACQUISITION
                                                             GULF          CITIZENS           ----------------------    PROFORMA
                                                             WEST          NATIONAL           DEBIT           CREDIT    COMBINED
                                                             ----          --------           -----           ------    --------
                                                                                        ($in Thousands)
Interest income:
    Loans receivable ..................................   $    5,220           1,280               46(7)         --         6,454
    Securities ........................................        1,430           1,276               12(8)         --         2,694
    Other interest-earning assets .....................          199              70               --            --           269
                                                          ----------      ----------       ----------          ----    ----------

        Total interest income .........................        6,849           2,626               58            --         9,417
                                                          ----------      ----------       ----------          ----    ----------

Interest expense:
    Deposits ..........................................        2,735           1,479               13(9)         --         4,227
    Other borrowings ..................................          286              --               --            --           286
                                                          ----------      ----------       ----------          ----    ----------

        Total interest expense ........................        3,021           1,479               13            --         4,513
                                                          ----------      ----------       ----------          ----    ----------

Net interest income ...................................        3,828           1,147               71            --         4,904

        Provision for loan losses .....................          240              --               --            --           240
                                                          ----------      ----------       ----------          ----    ----------

Net interest income after loan losses .................        3,588           1,147               71            --         4,664
                                                          ----------      ----------       ----------          ----    ----------

Noninterest income:
    Service fees on deposit accounts ..................          373              40               --            --           413
    Loan servicing fees, net ..........................           11              --               --            --            11
    Income from mortgage banking activity .............           21              --               --            --            21
    Leasing fees and commission .......................          254              --               --            --           254
    Other income ......................................          219             129               --            --           348
                                                          ----------      ----------       ----------          ----    ----------

        Total noninterest income ......................          878             169               --            --         1,047
                                                          ----------      ----------       ----------          ----    ----------

Noninterest expense:
    Salaries and employee benefits ....................        2,063             478               --            --         2,541
    Occupancy expense .................................          799             141               --            --           940
    Data processing ...................................          176              51               --            --           227
    Other expense .....................................          738             539               36(10)        --         1,313
                                                          ----------      ----------       ----------          ----    ----------

        Total noninterest expenses ....................        3,776           1,209               36            --         5,021
                                                          ----------      ----------       ----------          ----    ----------

Earnings before income taxes ..........................          690             107              107            --           690

        Income taxes (credit) .........................          234             (12)              --            --           222
                                                          ----------      ----------       ----------          ----    ----------

Net earnings ..........................................   $      456             119              107            --           468
                                                          ==========      ==========       ==========          ====    ==========

Earnings per share ....................................   $      .14             .20                                          .09
                                                          ==========      ==========                                   ==========

Weighted-average shares outstanding ...................    3,334,281         603,030                                    5,284,281
                                                          ==========      ==========                                   ==========

                                                                                 YEAR ENDED DECEMBER 31, 1996
                                                         -----------------------------------------------------------------------
                                                                                                      PROFORMA
                                                                                                    ADJUSTMENTS
                                                                                                  FOR ACQUISITION
                                                             GULF           CITIZENS          ----------------------   PROFORMA
                                                             WEST           NATIONAL          DEBIT           CREDIT   COMBINED
                                                             ----           --------          -----           ------   --------
                                                                                         ($IN THOUSANDS)
Interest income:
    Loans receivable ..................................  $     8,272            2,288               92(7)        --       10,468
    Securities ........................................        2,086            2,546               23(8)        --        4,609
    Other interest-earning assets .....................          486              156               --           --          642
                                                         -----------      -----------      -----------         ----  -----------

        Total interest income .........................       10,844            4,990              115           --       15,719
                                                         -----------      -----------      -----------         ----  -----------

Interest expense:
    Deposits ..........................................        4,389            2,940               25(9)        --        7,354
    Other borrowings ..................................          270               --               --           --          270
                                                         -----------      -----------      -----------         ----  -----------

        Total interest expense ........................        4,659            2,940               25           --        7,624
                                                         -----------      -----------      -----------         ----  -----------

Net interest income ...................................        6,185            2,050              140           --        8,095

        Provision (credit) for loan losses ............          401             (100)              --           --          301
                                                         -----------      -----------      -----------         ----  -----------

Net interest income after loan losses .................        5,784            2,150              140           --        7,794
                                                         -----------      -----------      -----------         ----  -----------

Noninterest income:
    Service fees on deposit accounts ..................          566               47               --           --          613
    Loan servicing fees, net ..........................           44               --               --           --           44
    (Loss) gain from sale of securities
        available for sale ............................          (10)              --               --           --          (10)
    Income from mortgage banking activity .............           39               --               --           --           39
    Leasing fees and commission .......................          131               --               --           --          131
    Other income ......................................          261              290               --           --          551
                                                         -----------      -----------      -----------         ----  -----------

        Total noninterest income ......................        1,031              337               --           --        1,368
                                                         -----------      -----------      -----------         ----  -----------

Noninterest expense:
    Salaries and employee benefits ....................        3,230              972               --           --        4,202
    Occupancy expense .................................          968              290               --           --        1,258
    Data processing ...................................          224              103               --           --          327
    Federal insurance premium .........................          181                1                                        182
    SAIF special assessment ...........................          470               --                                        470
    Other expense .....................................        1,251              491               71(10)       --        1,813
                                                         -----------      -----------      -----------         ----  -----------

        Total noninterest expenses ....................        6,324            1.857               71           --        8,252
                                                         -----------      -----------      -----------         ----  -----------

Earnings before income taxes ..........................          491              630              211           --          910

        Income taxes ..................................          177               60               --           --          237
                                                         -----------      -----------      -----------         ----  -----------

Net earnings ..........................................  $       314              570              211           --          673
                                                         ===========      ===========      ===========         ====  ===========

Earnings per share ....................................  $       .10             1.06                                        .13
                                                         ===========      ===========                                ===========

Weighted-average shares outstanding ...................    3,298,405          537,723                                  5,248,405
                                                         ===========      ===========                                ===========

               NOTES TO PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                           AND STATEMENTS OF EARNINGS


         The Pro Forma condensed Combined Balance Sheet as of June 30, 1997, assumes the proposed acquisition of Citizens National by Gulf West occurred on June 30, 1997. The proposed acquisition of Citizens National by Gulf West will be accounted for as a purchase transaction, and, in accordance with generally accepted accounting principles, the purchase price will be allocated to the assets and liabilities of Citizens National based upon their relative fair values, as determined by appraisals and studies to be undertaken as of the Effective Date. The adjustments will include, among others, a valuation of loans and investments, a valuation of premises and equipment and a determination of the value in excess of book value, if any, of customer checking, savings and other deposit accounts. Any excess of the fair value of Citizens National's net assets over the purchase price over the net assets will be allocated to goodwill.

         The Pro Forma Condensed Combined Statements of Earnings (i) for the year ended December 31, 1996, assumes that the proposed acquisition of Citizens National by Gulf West occurred on January 1, 1996, and (ii) for the six-month period ended June 30, 1997, assumes the proposed acquisition occurred on January 1, 1997.

         The Pro Forma financial information included in the Pro Forma Condensed Combined Balance Sheet and the Pro Forma Condensed Combined Statements of Earnings assumes a purchase price of $10,725,000, represented by 1,950,000 Gulf West common shares valued at $5.50 per share, the price of recent trades known to management.

         The adjustments shown in these pro forma statements reflect approximate market values as of June 30, 1997, and do not reflect subsequent changes in interest rates. The actual adjustments as of the Effective Date can not be determined until that time and may have an impact on the pro forma financial position and results of operations which is different from that reflected in the accompanying Proforma Condensed Combined Balance Sheet and Statements of Earnings.

(1) Reflects the issuance of 1,950,000 shares of Gulf West stock at an assumed price of $5.50 per share in exchange for 100% of the outstanding shares of Citizens National' common stock.

(2) Reflects the write-up of Citizens National' investment securities to estimated fair value.

(3) Reflects the write-up of Citizens National' loans receivable to estimated fair value.

(4) Reflects the write-down of Citizens National deposits to estimated fair value.

(5) Reflects the excess of the purchase price over the estimated fair value of the net assets acquired. Such excess has been allocated to goodwill.

(6)      Reflects the elimination of stockholders' equity of Citizens National.

(7) Reflects the amortization or accretion of the premium or discount from the write-up of the loan portfolio using the level yield method over the remaining estimated lives of the related loans.

(8) Reflects the amortization of the premiums from the write-up of the investment portfolio using the level yield method over the remaining estimated life of the related investments.

(9) Reflects the amortization of the discount from the write-down of the deposits using the level-yield method over the remaining estimated life of the related deposits.

(10) Reflects the amortization of goodwill resulting from the purchase of Citizens National using the straight-line method over a period of twenty years.

(11) Computed using the weighted average number of shares of Gulf West at the dates indicated plus 1,950,000 shares of Gulf West issued as a result of the acquisition.

(12) Costs incurred by Gulf West to complete this acquisition are not expected to be material and accordingly have not been considered in these pro forma statements.

         The following table sets forth the pro forma effect on future periods results of operations, of the accretion and amortization of the valuation adjustments to be recorded in the connection with the proposed acquisition of Citizens National by Gulf West. The actual effect of the accretion and amortization of these valuation adjustments may vary if the assumptions used are not realized.

                                                            INCREASE (DECREASE) IN NET EARNINGS
                                ------------------------------------------------------------------------------------------------
                                                                         (IN THOUSANDS)

                                   ACCRETION/         AMORTIZATION
                                (AMORTIZATION)         OF PREMIUMS        AMORTIZATION                              NET EFFECT
       FOR THE YEAR               OF PREMIUM          ON INVESTMENT        OF DISCOUNT                              ON RESULTS
   ENDING DECEMBER 31,             ON LOANS            SECURITIES          ON DEPOSITS             GOODWILL        OF OPERATIONS
   -------------------             --------            ----------          -----------             --------        -------------
         1998..................      $(92)                 (23)                 (25)                  (71)               (211)
         1999..................       (94)                  (7)                 (10)                  (71)               (182)
         2000..................       (87)                  (8)                  (3)                  (71)               (169)
         2001..................       (77)                 (24)                  (3)                  (71)               (175)
         2002..................       (67)                 (24)                  (1)                  (71)               (163)
         2003..................       (52)                 (24)                  --                   (71)               (147)
         2004..................       (33)                 (24)                  --                   (71)               (128)
         2005..................       (15)                 (24)                  --                   (71)               (110)
         2006..................        --                  (12)                  --                   (71)                (83)
         2007..................        --                  (12)                  --                   (71)                (83)
         2008..................        --                  (12)                  --                   (71)                (83)
         2009..................        --                  (13)                  --                   (71)                (84)
         2010..................        --                   --                   --                   (71)                (71)
         2011..................        --                   --                   --                   (71)                (71)
         2012..................        --                   --                   --                   (71)                (71)
         2013..................        --                   --                   --                   (71)                (71)
         2014..................        --                   --                   --                   (71)                (71)
         2015..................        --                   --                   --                   (71)                (71)
         2016..................        --                   --                   --                   (71)                (71)
         2017..................        --                   --                   --                   (60)                (60)
                                    -----                 ----                  ---                ------              ------

         Total.................     $(517)                (207)                 (42)               (1,409)             (2,175)
                                    =====                 ====                  ===                ======              ======

                SPECIAL MEETING OF CITIZENS NATIONAL STOCKHOLDERS

GENERAL

         This Proxy Statement/Prospectus is being furnished to holders of Citizens National Common Stock in connection with the solicitation of proxies by the Citizens National Board of Directors for use at the Special Meeting of Stockholders of Citizens National to be held at 9550-1 U.S. Highway 19, Port Richey, Florida on [day] [date], 1997 at _____ p.m., local time, and at any adjournments or postponements thereof. At the Special Meeting, Stockholders will be asked to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby.

         This Proxy Statement/Prospectus, the Notice of Special Meeting, and the enclosed form of proxy are first being furnished to Stockholders on or about _________, 1997. STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

RECORD DATE AND VOTING RIGHTS

         The Board of Directors of Citizens National has fixed ____ p.m., local time, on ______, 1997 as the Record Date for determination of the Stockholders entitled to receive notice of, and to vote at the Special Meeting and any adjournments thereof. At the close of business on the Record Date, there were 603,030 shares of Citizens National Common Stock outstanding held by approximately _____ holders of record. Each share of Citizens National Common Stock outstanding on the Record Date is entitled to one vote as to each matter as may properly come before the Special Meeting.

VOTE REQUIRED

         Under the National Bank Act, the affirmative vote of two-thirds of the issued and outstanding capital stock entitled to vote on the matter is required in order to approve a proposed merger transaction of a national bank into a state bank, unless the articles of association or the board of directors of the national bank require a greater number of votes. Neither the Citizens National Articles nor its Board of Directors require a greater number of votes. Since the approval of the Merger requires the affirmative vote of two-thirds of the issued and outstanding Citizens National Common Stock as of the Record Date, the failure to vote the shares in favor of the Merger for any reason whatsoever -- whether by withholding the vote, by abstaining, or by causing a broker nonvote -- will have the same effect as a vote cast against the Merger. As of the Record Date, the directors and executive officers of Citizens National and their affiliates held an aggregate of approximately 367,300 shares, or 60.9%, of Citizens National Common Stock outstanding, all of which such directors and officers have agreed to vote in favor of the Merger Agreement.

         A broker nonvote generally occurs when a broker holds shares in street name for a customer but does not have authority to vote on certain non-routine matters because such customer has not provided any voting instruction with respect to the matter. Since the Citizens National Common Stock is not listed for quotation on Nasdaq or any national stock exchange, brokers holding Citizens National Common Stock in street name may not be subject to such voting restrictions.

         In order to take any other action on any other matter properly submitted to Stockholders at a meeting where a quorum is present, the votes cast in favor of the action must exceed the votes cast opposing the action, unless the Articles of Association or applicable law requires a greater number of votes. All abstentions and broker nonvotes, if any, will be counted as present for determining the existence of a quorum; but since they are neither votes cast in favor of, or votes cast opposing, a proposed action, abstentions and broker non-votes, if any, typically will have no impact on the outcome of the matter and will not be counted as a vote cast on such matters.

VOTING AND REVOCATION OF PROXIES

         Shares of Citizens National Common Stock represented by properly completed and executed proxies received at or prior to the Special Meeting, unless subsequently revoked, will be voted in the manner specified therein. If a proxy is signed and returned without indicating any voting instructions, the proxy will be voted FOR the proposal to approve the Merger Agreement and the transactions contemplated thereby. The Board of Directors of Citizens National is not aware of any other business to be presented for action at the Special Meeting. If, however, other matters are properly brought before the Special Meeting for consideration, the persons appointed as proxies will have the discretion to vote or act thereon according to their discretion and best judgment.

         Any Stockholder giving a proxy may revoke it at any time before it is exercised by executing and submitting a subsequently dated duly executed proxy relating to the same shares, or by delivering a subsequently dated written notice of revocation to the Cashier of Citizens National prior to or at the Special Meeting, or by attending the Special Meeting and voting in person. Attendance of a Stockholder at the Special Meeting will not, in and of itself, constitute a revocation of the proxy. All written notices of revocation and


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
other communications with respect to the revocation of Citizens National proxies should be addressed to Citizens National Bank and Trust Company, 9550-1 U.S. Highway 19, Port Richey, Florida 34668 Attention: Cashier.

SOLICITATION OF PROXIES

         Solicitation of proxies may be made in person or by mail, telephone or facsimile, or other form of communication by directors, officers, and employees of Citizens National, who will not be specially compensated for such solicitation activities. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to obtain their voting instructions. Citizens National will reimburse such persons for their reasonable expenses incurred in connection with forwarding such solicitation materials to beneficial owners. Pursuant to the Merger Agreement, all costs of soliciting proxies from Citizens National Stockholders will be borne by Citizens National; provided, however, that Citizens National and Gulf West have each agreed to pay one-half of the printing costs of this Proxy Statement/Prospectus and related materials.

         No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Citizens National, Gulf West, or any other person. The delivery of this Proxy Statement/Prospectus shall not, under any circumstances, create any implication that there has been no change in the business or affairs of Citizens National or Gulf West since the date of the Proxy Statement/Prospectus.

RECOMMENDATION

         The Board of Directors of Citizens National has unanimously approved the Merger Agreement and the transactions contemplated thereby, and believes that the Merger is in the best interests of Citizens National and the Stockholders, and recommends that the Stockholders vote "FOR" approval of the Merger Agreement. In making its recommendation, the Board of Directors of Citizens National considered, among other things, the opinion of Sheshunoff that the consideration to be received by Stockholders in connection with the Merger is fair to the Stockholders from a financial point of view. See "THE MERGER -- Background of and Reasons for the Merger" and "-- Opinion of Citizens National's Financial Advisor." Stockholders should note that certain officers and directors of Citizens National have certain interests in and may derive certain benefits as a result of the Merger. See "THE MERGER --Interests of Certain Named Persons in the Merger."


                 CITIZENS NATIONAL STOCKHOLDERS SHOULD NOT SEND
                 ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF AND REASONS FOR THE MERGER

        In mid-1995, the Board of Directors of Citizens National began assessing the strategic direction of the bank and its prospects for growth as an independent institution, as well as the most advantageous means for providing Stockholders with a return on their investment. In this regard, the Board of Directors of Citizens National considered a number of different factors, including, among other things, the lack of a trading market for its common stock, and the costs of its ongoing litigation with a former president and CEO, which costs had depressed current earnings and rendered difficult the payment of any cash dividends. Accordingly, the Board of Directors concluded that it should explore the alternatives available to Citizens National, including the possible sale of the bank to a third party. In November 1995, Citizens National retained the services of Sheshunoff to assist it in locating parties that might be interested in acquiring the bank, and to assist in any ensuing negotiations. Sheshunoff contacted a number of financial institutions to identify those that might be interested in acquiring Citizens National. Only two institutions expressed an interest. However the range of potential offers suggested by both parties was deemed to be inadequate by the Board of Directors of Citizens National and no further discussions were held with such parties. Citizens National and Sheshunoff concluded that other institutions were not interested in acquiring Citizens National because of the uncertainties surrounding certain outstanding litigation with several of Citizens National's former officers. Accordingly, Sheshunoff advised the Citizens National Board that it could either accept the offers which Citizens National had deemed inadequate or it could stop the auction process and build the franchise over the next 24 to 36 months, at which time the bank's prospects could be re-evaluated. In April 1996, Citizens National determined that it was no longer interested in selling the bank and the engagement of Sheshunoff expired without renewal.

         On or about June 4, 1996, Gulf West, an institution which had not been contacted by Sheshunoff, contacted Citizens National to indicate that it might be interested in exploring a potential business combination, but no formal indication of interest or proposal was offered at that time. After holding informal discussions regarding a potential affiliation, both parties concluded that they did not have any interest in pursuing any further discussions. The pending litigation against Citizens National by its prior president and CEO materially and adversely impacted Gulf West's interest in a business combination, and the lack of a public trading market for Gulf West Common Stock did not offer Citizens National with the liquidity that it sought for its Stockholders. Discussions regarding a proposed business combination were terminated.

         As a result of its failure to identify a suitable affiliation partner for Citizens National, in late 1996 the Board of Directors of Citizens National decided that the sale of the bank was not in the best interest of its Stockholders at that time and in early 1997 it began formulating alternative business strategies for Citizens National, including the development of a three- to five-year strategic plan for the future growth of Citizens National through the formation of a one-branch holding company and/or a branching strategy. During this time, in February 1997, the OCC commenced a CRA review of Citizens National under the then-newly promulgated rules and review procedures. On February 20, 1997, Citizens National entered into a settlement of the litigation with its former president and CEO. In late February 1997, the Board of Directors of Citizens National concluded that given the positive earnings growth of the bank, it would be in the best interests of Citizens National to pursue an aggressive growth strategy through branching. Further, since there was no trading market for the Citizens National Common Stock and none was likely to develop in the near future, and since the Board of Directors had determined not to pursue a sale of the bank, but rather to pursue a long term growth strategy, the Board of Directors also concluded that in order for the Stockholders to realize a return on their investment, Citizens National should commence the payment of regular dividends. Further, now that the lengthy litigation proceedings with its prior president and CEO had been settled, the Board of Directors was in a position to determine the availability of adequate regulatory capital for such a payment. Accordingly, on February 27, 1997, Citizens National declared a $.10 per share cash dividend payable on March 10, 1997.

         However, on March 12, 1997, the OCC concluded its CRA review of Citizens National and advised management that Citizens National's CRA compliance was given a rating of "needs to improve" and, unexpectedly, the OCC then placed significant specific restrictions on Citizens National's plans to implement its proposed branching strategy and/or the formation of a bank holding company. These developments had been completely unanticipated. Citizens National unsuccessfully requested that the OCC reconsider its determination as it related to the imposition of the restrictions placed on its growth strategy. Accordingly, after being informed of the OCC's final decision that its restrictions would stand, the Board of Directors was forced to re-evaluate its new business strategy and to reconsider the alternatives available to the bank. As a result, Citizens National's Board of Directors concluded that it would be very difficult to grow the Citizens National franchise under the OCC restrictions and that it also would be difficult for it to improve its CRA rating sufficiently to lift such restrictions without making substantial additional loans or the sale of the bank. As a result of the foregoing, the Board of Directors of Citizens National decided to contact Gulf West to ascertain whether it might be interested in a possible affiliation now that the litigation had been resolved and whether Gulf West may consider the possible listing of its shares on Nasdaq.

         On March 18, 1997, Gordon W. Campbell, President and Chairman of the Board of Gulf West, met informally with Philip H. Chesnut and Dr. Henry W. Hanff, President and Chairman of the Board of Citizens National, respectively, to express its interest in a possible affiliation with Citizens National. At this meeting, the parties discussed and analyzed the advantages and possible synergies that might be achieved from a proposed business combination. The Board of Directors of Citizens National was advised of these preliminary discussions at the next regularly scheduled meeting of the Board of Directors on March 20, 1997. Between late March 1997 and early May 1997 the Board of Directors of the two companies had several formal discussions with one another.

         On May 7, 1997, at a special meeting of the Board of Directors, Gulf West made a formal proposal to acquire Citizens National in a merger transaction. The Gulf West proposal was accepted in principle, and Citizens National and Gulf West entered into a non-binding letter of intent ("Letter of Intent") pursuant to which Gulf West set forth a proposal to merge Citizens National into Mercantile in a transaction pursuant to which Gulf West would issue 1,950,000 shares of Gulf West Common Stock to Stockholders of Citizens National in exchange for their Citizens National Common Stock. The proposed merger transaction was subject to the completion of due diligence examinations by both Gulf West and Citizens National and the execution of a definitive Merger Agreement. The Letter of Intent prohibited Citizens National from negotiating with any other party for a period of sixty days after the signing of the Letter of Intent. On May 13, 1997 counsel was formally engaged to assist in the negotiation of the proposed Merger Agreement.

         From May 13, 1997 through July 30, 1997, representatives of the parties and their respective counsel negotiated the terms and conditions of the proposed Merger. During the early stages of negotiations, it was determined that Citizens National should engage the services of an investment banker or other financial professional to assist it in its due diligence review of Gulf West and to analyze the fairness, from a financial point of view, of the consideration being offered by Gulf West. After consideration and review of proposals from Advest, Inc. and Sheshunoff, on June 3, 1997, Citizens National retained Sheshunoff, a firm specializing in financial institutions, to assist in analyzing the fairness, from a financial point of view, of the terms of the Merger to Citizens National Stockholders. Sheshunoff was selected based on its knowledge of financial institutions, its expertise as a financial advisor in mergers and acquisitions of financial institutions, and its familiarity with Citizens National from its prior engagement. Consistent with the terms of the engagement, Sheshunoff did not participate in negotiating the terms of the Merger.

         Upon conclusion of the negotiation of the terms of the proposed Merger, the Board of Directors of Citizens National held a special meeting on July 30, 1997 to review and consider Gulf West's offer, including the material terms of the proposed definitive Merger Agreement. At this meeting, Sheshunoff provided a comparison of recent comparable Florida bank merger acquisitions. In addition, Sheshunoff reviewed with the Board of Directors the limited historical stock price of Gulf West Common Stock and compared the recent operating results of Citizens National and Gulf West with certain banks operating in the Southeastern United States. Sheshunoff also compared the financial terms of the Gulf West offer to those comparable transactions of similar institutions and orally expressed its opinion to the Board of Directors of Citizens National that the terms of the Merger were fair, from a financial point of view, to the Stockholders. As a result of the foregoing, the Board of Directors unanimously agreed to approve the Merger, and authorized the President of Citizens National to finalize and execute a definitive Merger Agreement. On July 31, 1997, Citizens National and Gulf West executed and entered into a definitive Merger Agreement.

         On ______________, Citizens National and Gulf West entered into an Amended and Restated Agreement and Plan of Merger which eliminated as a condition to closing the requirement that the transaction be treated as a pooling of interests for accounting purposes. This action was taken after consultation with the accounting staff of the SEC because Citizens National had paid a dividend on March 10, 1997, which the SEC staff indicated would be a problem in treating the merger as a pooling.

CITIZENS NATIONAL REASONS FOR THE MERGER

         In evaluating and determining to approve the Merger Agreement, the Board of Directors of Citizens National, with the assistance of Sheshunoff and outside counsel, considered a variety of factors and based its opinion that the Merger transaction is in the best interests of the Stockholders and Citizens National on the following:

         (i) The financial terms of the Merger, including the value of consideration offered, the premium to book value paid, prices paid in comparable transactions, relative earnings per share, and stockholders' equity of Gulf West and Citizens National. In this regard, the Board of Directors considered the lack of liquidity for Citizens National Common Stock and the prospects for the future liquidity of Gulf West Common Stock, as well as the future prospects for appreciation of such stock.

         (ii) The future prospects of Citizens National and possible alternatives to the proposed Merger, including the prospects of continuing as an independent institution. In this regard, specific consideration was given to the current and prospective growth prospects of Citizens National in view of the economic environment and competitive constraints placed on it, as well as the significant OCC restrictions placed on Citizens National's ability to undertake a branching strategy because of its "need to improve" CRA rating.

         (iii) The financial presentation by and opinion of Sheshunoff that the consideration to be received by Citizens National Stockholders pursuant to the Merger Agreement is fair from a financial point of view. The opinion of Sheshunoff is set forth in Annex C to this Proxy Statement/Prospectus.

         (iv) Information with respect to the financial condition, results of operations, and the prospects of Citizens National and the current industry, economic, and market conditions, as well as the risks associated with achieving those prospects.

         (v) The non-financial terms and structure of the transaction; in particular, the fact that the Merger is intended to qualify as a tax-free reorganization to Citizens National Stockholders for federal income tax purposes.

         (vi) The financial report of Sheshunoff reviewing a comparison of Citizens National to certain peer banking organizations and the consideration paid in comparable merger transactions.

         (vii) The business and financial prospects of Gulf West, the potential for growth in Gulf West Common Stock, and the competence, integrity, and experience of Gulf West and its management. In this regard, Citizens National also considered the compatibility of Gulf West's community bank manner of operations to Citizens National's commitment to such banking practices.

         (viii) The social and economic effects of the Merger on Citizens National and its employees, depositors, loan and other customers, creditors and other constituencies of the community in which Citizens National operates and is located. Citizens National's Board considered the terms of employee benefits to be received, the proposed structure and operation of the resultant financial institutions as community banks following the Merger, and the commitment to customer quality and service that Gulf West would provide to Citizens National's customers and depositors.

         (ix) The likelihood of the proposed Merger being approved by appropriate regulatory authorities.

         Each of the above factors support, directly or indirectly, the determination of Citizens National's Board of Directors as to the fairness of the Merger. The Citizens National Board of Directors did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination; however, the Citizens National Board of Directors placed special emphasis on the consideration payable in the proposed Merger and the receipt of a favorable fairness opinion from its financial advisor. See "THE MERGER -- Opinion of Citizens National's Financial Advisor."

GULF WEST REASONS FOR THE MERGER

         As part of its strategic plan to increase its market share in the Tampa Bay region of West Central Florida, Gulf West has had informal discussions with many of the community banks in its market area, including Citizens National, during the past several years to explore acquisition/merger opportunities. In evaluating these opportunities Gulf West has looked for institutions that will expand its market area or increase its market share while bringing other advantages to Gulf West. Gulf West believes that the acquisition of Citizens National will expand its market area and will also benefit Gulf West by improving the capital to assets ratio of the combined companies due to the excess capital position of Citizens National. This increased capital level will allow Gulf West to expand its market share without having to access the capital markets for additional capital in the immediate future. Another benefit to Gulf West is the ability to use the excess liquidity of Citizens National to fund its significant loan demand. The funds currently being invested by Citizens National in lower yielding investment securities will be redeployed in higher yielding loans, thereby generating an overall higher return on the assets of the Combined Company. The issuance of 1.95 million shares of Gulf West stock to Citizens National's stockholders will bring the total number of shares of outstanding Gulf West stock to approximately 5.3 million shares with over six hundred stockholders. Gulf West hopes that this increased float will promote trading in the stock and improve the overall liquidity for the stockholders of the combined company. The merger transaction will further increase the market share of Gulf West in the Tampa Bay area of west central Florida. The Board of Directors of Gulf West has determined that one of the primary strategies for increasing the value of the company for its stockholders is to emphasize growth in market share at the expense of short term earnings provided that capital levels remain adequate and asset quality is maintained. The proposed merger with Citizens National is compatible with that strategy.

OPINION OF CITIZENS NATIONAL'S FINANCIAL ADVISOR

Citizens National engaged Sheshunoff during October 1995 to develop and implement a sales strategy and assist Citizens in its negotiation of a possible sale of Citizens; such engagement expired April, 1996. This solicitation of possible interest in a sale of Citizens was made to 50 companies of which only two made acquisition proposals. Citizens National Board of Directors determined that both offers were inadequate and decided to reject the offers and abandon the attempt to sell Citizens National at that time. Subsequently, Sheshunoff was engaged again on June 3, 1997, to provide the Board of Directors of Citizens National with its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to be received by Citizens' Stockholders in connection with the proposed Merger transaction with Gulf West. Gulf West was not one of the companies contacted in the prior solicitation efforts discussed above. The negotiations between Citizens National and Gulf West took place directly between the parties without any involvement by Sheshunoff. At the July 30, 1997 meeting of Citizens' Board of Directors, Sheshunoff rendered its oral opinion to the Board that, as of such date, the Exchange Ratio to be received in the Merger was fair from a financial point of view to the holders of Citizens' Common Stock.

         The full text of Sheshunoff's opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. Citizens National's Stockholders are urged to read the Sheshunoff opinion carefully and in its entirety. Sheshunoff's opinion is addressed to the Citizens' National Board of Directors and does not constitute a recommendation to any Stockholder as to how such Stockholder should vote at the Special Meeting.

In connection with its written opinion dated as of the date of this Proxy Statement/Prospectus, Sheshunoff, among other things:

1. Evaluated the Exchange Ratio based on the relative contributions of each of the companies to the Combined Company including: (i) 1996 reported earnings adjusted in the case of Gulf West for its SAIF special assessment; (ii) 1997 estimated earnings for both companies; (iii) 1997 estimated earnings adjusted in the case of Citizens National for their settlement of certain litigation; and
(iv) common equity. The agreed upon Exchange Ratio was negotiated between the management of Citizens National and Gulf West without the assistance of Sheshunoff;

2. Analyzed the potential market valuation, profitability, earnings, asset growth and franchise benefits to Citizens National from the Merger, as an alternative to continued operations as an independent community banking company;

3. Reviewed Citizens National's and Gulf West's most recent Annual Report as of December 1996 and quarterly report as of March 31, 1997, as well as unaudited financial statements;

4. Reviewed certain internal financial reports and estimates for Citizens National and Gulf West individually and on a combined basis, and held discussions with the management of both companies concerning their recent operating performance and expected 1997 operating performance;

5. Compared Citizens National's and Gulf West's recent operating results with those of certain other companies operating in the southeastern United States that Sheshunoff deemed appropriate;

6. Reviewed the limited historical stock price and trading volumes of Gulf West;

7. Reviewed a draft of the Merger Agreement between Citizens National and Gulf West regarding the Merger;

8. Reviewed the terms, including exchange ratios, of: (i) recent mergers-of-equals; (ii) acquisitions of small and modestly profitable banking companies located in the Southeast completed during the last year; and (iii) merger and acquisition transactions in Florida during 1997;

9. Reviewed this Proxy Statement/Prospectus;

10. Discussed the results of regulatory examinations of Gulf West with executive management;

11. Analyzed the pro forma impact of the Merger on the Combined Company's earnings, book value and tangible book value per share, and consolidated capitalization and financial ratios;

12. Discussed the past and current operations, financial condition, and future prospects of both Citizens National and Gulf West with executive management; and,

13. Performed such other analyses and examinations as Sheshunoff has deemed appropriate.

         In connection with its review, Sheshunoff assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by Citizens National and Gulf West for the purposes of its opinion. Sheshunoff did not make an independent evaluation of the assets or liabilities of Citizens National or Gulf West, nor was Sheshunoff furnished with any such appraisals. With respect to budgets and financial forecasts, Sheshunoff assumed that they were reasonably prepared and reflect the best currently available estimates and judgments of management of Citizens National and Gulf West, as to the future financial performance of Citizens National and Gulf West, and Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff has assumed that obtaining any necessary regulatory approvals and third party consents for the Merger or otherwise will not have an adverse effect on Citizens National, Gulf West or the combined company pursuant to the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances for each of the companies are in the aggregate, adequate to provide for such losses. In addition, Sheshunoff has not reviewed any individual credit files nor made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Citizens National or Gulf West, nor has Sheshunoff been furnished with any such evaluations or appraisals.

         Sheshunoff's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to them as of the date thereof. Events occurring after the date thereof could materially affect the assumptions used in preparing this opinion. Sheshunoff has also assumed that there are no material changes in Citizens National's or Gulf West's assets, financial condition, results of operations, litigation, business or prospects since the respective dates of their last financial statements reviewed by them, and that litigation and off-balance sheet activities of Citizens National and Gulf West will not materially and adversely impact the future financial position or results of operation of Citizens National and Gulf West. Sheshunoff has also assumed the Merger will be completed as set forth in the Merger Agreement and that no material changes will be made or restrictions imposed by regulatory or other parties on the terms of the Merger Agreement.

         In connection with rendering its opinion, Sheshunoff performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the consideration to be received by the Stockholders of Citizens National is to some extent a subjective one based on the experience and judgment of Sheshunoff and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of Citizens National.

         In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Citizens National. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, Sheshunoff's analyses should not be viewed as determinative of the Citizens National Board of Directors or management's opinion with respect to the value of Citizens National.

         The following is a summary of the analyses performed by Sheshunoff in connection with its oral and written opinions:

         ANALYSIS OF SELECTED TRANSACTIONS. Sheshunoff performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in the nation with comparable characteristics to the Citizens National and Gulf West transaction. Sheshunoff analyzed three sets of comparable transactions to ensure a thorough comparison. The three guideline groups included: (i) all Florida transactions; (ii) all Southeast transactions with banks having a return on equity below 10%; and (iii) all Southeast transactions with banks having sold below 200% of stated book value and with assets of at least $30 million but less than or equal to $150 million.

         The first set of guideline transactions consisted of 26 Florida banks which entered into a merger or acquisition of the banking organization during the indicated period. The analysis yielded multiples of the transaction purchase price relative to: (i) book value ranging from 1.01 times to 3.45 times with an average of 2.09 times and a median of 1.91 times, compared with Citizens National's reported 1.25 times book value at June 30, 1997; (ii) tangible book value ranging from 1.30 times to 3.45 times with an average of 2.14 times and a median of 1.92 times, compared with Citizens National's reported 1.25 times tangible book value June 30, 1997; (iii) last 12 months earnings ranging from
10.17 times to 26.69 times with an average of 19.70 times and a median of 20.72 times, compared with Citizens National's reported 30.6 times last twelve month earnings and 17.7 times last twelve month adjusted earnings (adjusted for a one time expense associated with litigation settlement expenses) for the period ended June 30, 1997; (iv) total deposits ranging between 7.4% and 34.3% with an average of 20.2% and a median of 19.7%, compared with Citizens National's reported 16.6% of total deposits as of June 30, 1997, and (v) total assets ranging between 5.6% and 28.1% with an average of 17.5% and a median of 17.3%, compared with Citizens National's reported 14.6% of total assets as of June 30, 1997.

         The second set of guideline transactions consisted of 30 Southeast banks having a return on equity below 10%, which entered into a merger or acquisition of a banking organization during the indicated period. The analysis yielded multiples of the transaction purchase price relative to: (i) book value ranging from 0.99 times to 3.46 times with an average of 1.72 times and a median of 1.67 times, compared with Citizens National's reported 1.25 times book value at June 30, 1997; (ii) tangible book value ranging from 0.99 times to 3.63 times with an average of 1.77 times and a median of 1.74 times, compared with Citizens National's reported 1.25 times tangible book value June 30, 1997; (iii) last 12 months earnings ranging from 13.5 times to 34.1 times with an average of 23.5 times and a median of 22.5 times, compared with Citizens National's reported
30.6 times last twelve month earnings and 17.7 times last twelve month adjusted earnings for the period ended June 30, 1997; (iv) total deposits ranging between 7.4% and 35.3% with an average of 20.2% and a median of 21.4%, compared with Citizens National's reported 16.6% of total deposits as of June 30, 1997, and (v) total assets ranging between 5.6% and 28.0% with an average of 17.4% and a median of 18.2%, compared with Citizens' reported 14.6% of total assets as of June 30, 1997.

         The third set of guideline transactions consisted of 26 Southeast banks having sold below 200% of stated book value and assets of at least $30 million, but less than or equal to $150 million, which entered into a merger or acquisition of the banking organization during the indicated period. The analysis yielded multiples of the transaction purchase price relative to: (i) book value ranging from 1.01 times to 1.99 times with an average of 1.59 times and a median of 1.61 times, compared with Citizens National's reported 1.25 times book value at June 30, 1997; (ii) tangible book value ranging from 1.02 times to 2.07 times with an average of 1.61 times and a median of 1.61 times, compared with Citizens National's reported 1.25 times tangible book value June 30, 1997; (iii) last 12 months earnings ranging from 9.9 times to 34.1 times with an average of 18.9 times and a median of 18.5 times, compared with Citizens National's reported 30.6 times last twelve month earnings and 17.7 times last twelve month adjusted earnings for the period ended June 30, 1997; (iv) total deposits ranging between 7.4% and 35.3% with an average of 20.9% and a median of 22.1%, compared with Citizens National's reported 16.6% of total deposits as of June 30, 1997, and (v) total assets ranging between 5.6% and 27.6% with an average of 17.7 and a median of 18.4%, compared with Citizens National's reported 14.6% of total assets as of June 30, 1997.

         CONTRIBUTION ANALYSIS. Sheshunoff performed a contribution analysis comparing the Merger, on a pro-forma basis, with all mergers of equals transactions during the indicated period. This set of guideline transactions consisted of five mergers of equals. The buyer's pro-forma ownership contribution based on outstanding shares ranged from a high of 59% to a low of 45% with an average of 53% and a median of 54%, compared with Gulf West's reported 63% pro-forma ownership contribution. The seller's pro-forma ownership contribution ranged from a high of 55% to a low of 41% with an average of 47% and a median of 46%, compared with Citizens National's reported 37% pro-forma ownership contribution. The buyer's pro-forma equity contribution ranged from a high of 60% to a low of 50% with an average of 54% and a median of 51%, compared with Gulf West's reported 61% pro-forma equity contribution. The seller's pro-forma equity contribution ranged from a high of 50% to a low of 40% with an average of 46% and a median of 49%, compared with Citizens National's reported 39% pro-forma equity contribution. The buyer's pro-forma income contribution ranged from a high of 97% to a low of 36% with an average of 59% and a median of 53%, compared with Gulf West's reported 59% pro-forma income contribution, based on Citizens National's normalized 1997 net income, normalized for certain litigation settlement expenses. The seller's pro-forma income contribution ranged from a high of 64% to a low of 3% with an average of 41% and a median of 47%, compared with Citizens National's reported 41% pro-forma income contribution, based on Citizens National's normalized 1997 net income, normalized for certain litigation settlement expenses. Earnings of the combined company do not include any revenue enhancements or expense savings associated with the Merger. Based upon March 31, 1997 total stockholders' equity and estimated earnings, Citizens National contributes approximately 39%, and 31% and 41% of the combined company's equity, 1997 estimated earnings and 1997 normalized earnings, respectively.

         EARNINGS DILUTION ANALYSIS. Sheshunoff performed an earnings pro-forma dilution analysis on the Merger. Prior to the Merger, Citizens National provided projected earnings of $724,000 (normalized) for 1997, or $0.37 EPS based on 1,950,000 shares (the total number of shares issued in the Merger). Based on these EPS projections, the combined pro-forma earnings equals $1,782,000, and utilizing a pro-forma 5,283,721 shares outstanding, the pro-forma EPS equals $0.34, or approximately 8.11% earnings dilution to Citizens National.

         DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future stream of after-tax cash flows that Citizens National could produce through the year March, 2002, under various circumstances, assuming that Citizens National performed in accordance with the earnings/return projections of management. Citizens National's projected earnings reflect a "recovery" of approximately $725,000 and are projected to grow at approximately 7% thereafter, while assets are assumed to grow at 3% annually, resulting in a projected return on assets and equity of approximately 1.05% and 8.25%, respectively, by March, 2002.

         Sheshunoff estimated the terminal value for Citizens National at the end of the period by applying multiples of earnings ranging from 12.5 times to
14.5 times terminal earnings and then discounting the cash flow streams, dividends paid to the stockholders (assuming all earnings in excess of that required to maintain a tangible equity to tangible asset percentage of 6.0% are paid out in dividends) and terminal value using discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return for Citizens National, and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $10 million to $11.9 million, in the aggregate.

         Sheshunoff also performed a cash flow analysis using an estimated terminal value for Citizens National at the end of the period by applying multiples of book value ranging from 150% to 175% and then discounting the cash flow streams, dividends paid to the stockholders (assuming all earnings in excess of that required to maintain a tangible equity to tangible asset percentage of 6.0% are paid out in dividends) and terminal value using discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return of Citizens National and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $9 million to $10.6 million, in the aggregate.

         No company or transaction used in the comparable transaction analyses is identical to Citizens National or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Citizens National and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

         As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. The Citizens National Board of Directors retained Sheshunoff based on its prior engagement with the bank, experience as a financial advisor in mergers and acquisitions of financial institutions, and its knowledge of financial institutions to provide its opinion of the fairness, from a financial point of view, of the Exchange Ratio to be received by holders of Citizens National Common Stock in the Merger. For these services, Sheshunoff was paid a professional fee of $35,000 upon delivery of its opinion to the Citizens National Board of Directors.

INTERESTS OF CERTAIN NAMED PERSONS IN THE MERGER

         Certain officers and directors of Citizens National have interests in the Merger that are in addition to any interests they may have as Stockholders of Citizens National generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of Citizens National directors and officers, directors' and officers' liability insurance, and certain severance and other employee benefits.

         The Merger Agreement provides that the officers and directors of Mercantile following the Merger shall consist of those persons who are serving in such capacity immediately prior to the effective time of the Merger. However, the Merger Agreement also provides that immediately following or at the Effective Time, Gulf West shall cause two (2) vacancies to be created (by increasing the number of directors) on its board of directors which shall be filled by persons designated by Citizens National. Additionally, Mercantile shall cause three (3) vacancies to be created on its board of directors (by increasing the number of directors) which also shall be filled by persons designated by Citizens National.

         The Merger Agreement further provides that Citizens National may obtain an extended reporting period (otherwise known as "Tail Coverage") for three years under Citizens National's existing directors and officers liability policy. These rights will survive the closing of the Merger Agreement and continue in full force and effect.

         The parties have agreed in the Merger Agreement that Gulf West will cover the officers and employees of Citizens National who are employed by Gulf West under employee benefit plans of Gulf West which in the aggregate will be no less favorable to such employees than those benefits generally afforded to other employees of Gulf West holding similar positions as follows:

         (a) Each employee of Citizens National will be entitled to credit for his or her prior service with Citizens National for all purposes under the employee welfare benefit plans and other employee benefit plans and programs sponsored by Gulf West to the extent Citizens National sponsored a similar type of plan in which the Citizens National employee participated prior to the Effective Time. Any preexisting condition exclusion applicable to such plans and programs shall be waived with respect to any Citizens National employee. For purposes of determining each Citizens National employee's benefit for the year in which the Merger occurs under the Gulf West vacation program, any vacation taken by a Citizens National employee immediately preceding the Effective Time for the year in which the Merger occurs will be deducted from the total Gulf West vacation benefit available to such Citizens National employee during such year. The number of vacation days available for Citizens National's employees during the year in which the Merger occurs shall be determined under the Citizens National vacation policy in effect as of January 1, 1997. Unused sick leave and vacation leave accrued by employees of Citizens National as of the Effective Time will be recognized by Gulf West to the extent it is used in the fiscal year of Gulf West in which the Effective Time occurs. Gulf West has further agreed to credit each Citizens National employee for the year during which such coverage under the Gulf West welfare benefit plan begins, with any deductibles already incurred during such year under Citizens National's group health plan.

         (b) On or before, but effective as of, the Effective Time of the Merger, Citizens National may take such actions as may be necessary to cause each individual employed by Citizens National immediately prior to the effective time to have a fully vested and nonforfeitable interest in such employee's account balance under the 401(k) plan sponsored by Citizens National as of the Effective Time.

TERMS OF THE MERGER

         The terms of the Merger are set forth in the Merger Agreement. The description of the Merger which follows summarizes the principal provisions of the Merger Agreement, is not complete and is qualified in all respects by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and incorporated herein. Stockholders are urged to read the appendices in their entirety.

         At the Effective Time of the Merger, Citizens National will be merged with and into Mercantile, with Mercantile as the surviving entity and a wholly-owned subsidiary of Gulf West. The Articles of Incorporation and Bylaws of Gulf West and Mercantile in effect at the Effective Time of the Merger will govern the surviving corporation and the bank holding corporation until amended or repealed in accordance with applicable law. Pursuant to the Merger, except for those exercising dissenters' rights, Stockholders of Citizens National will be converted into the right to receive 3.2337 shares of Gulf West Common Stock in exchange for each share of Citizens National Common Stock held by them (the "Exchange Ratio"), subject to the termination provisions of the Merger Agreement.

         The Merger Agreement provides that, in the event Gulf West changes the number of shares of Gulf West Common Stock issued and outstanding between the date of the Merger Agreement and the Effective Time of the Merger (except for issuances pursuant to the exercise of options outstanding as of the date of the Merger Agreement or purchases under the Gulf West employee stock purchase plan), then the Exchange Ratio will be adjusted proportionately.

         Certificates for shares of Gulf West Common Stock, together with any dividends declared and paid prior to the Effective Date of the Merger, without interest thereon, will be issued in exchange for Citizens National Common Stock certificates. Instructions for submitting Citizens National Common Stock certificates will be issued upon consummation of the Merger. No fractional shares of Gulf West Common Stock will be issued in the Merger. In lieu of fractional shares, holders of Citizens National Common Stock will receive an amount in cash equal to such fractional part of a share of Gulf West Common Stock multiplied by $5.87, without interest thereon, at the time of the exchange of share certificates. Shares of Gulf West Common Stock issued and outstanding immediately prior to the Effective Time of the Merger will remain issued and outstanding after the Merger.

         If the Merger is consummated pursuant to the Merger Agreement, dissenting stockholders will be entitled to payment in cash of the value of their shares upon compliance with the provisions of the National Bank Act, 12 U.S.C., Section 214a, a copy of which is attached as Annex B. SEE "THE MERGER - Dissenters' Rights."

BUSINESS PENDING THE EFFECTIVE TIME

         The Merger Agreement imposes certain limitations on the conduct of Citizens National's business pending consummation of the Merger. Among other things, Citizens National must conduct its business only in the ordinary course, consistent with prudent banking practices.

EXCHANGE OF SHARE CERTIFICATES

         As soon as practicable after the Effective Time, SunTrust, N.A. which will serve as the exchange agent in connection with the Merger, will furnish each holder of record of Citizens National Common Stock as of the Effective Time with transmittal materials for use in exchanging certificates representing Citizens National Common Stock for certificates representing Gulf West Common Stock. The transmittal materials will contain information and instructions with respect to the procedure for exchanging such certificates. The certificates for Gulf West Common Stock will be delivered to the persons entitled thereto, within a reasonable time after delivery of Citizens National Common Stock certificates for exchange accompanied by the appropriate transmittal materials.

         Under the terms of the Merger Agreement, Gulf West will not issue certificates representing fractional shares of Gulf West Common Stock, and in lieu thereof, shall pay cash to any holder of Citizens National Common Stock otherwise entitled to receive such fractional share. SEE "SUMMARY -- Certain Federal Income Tax Considerations"; "THE MERGER -- Certain Federal Income Tax Consequences."

         Persons who are entitled to receive Gulf West Common Stock pursuant to the Merger will not be entitled to vote such Gulf West Common Stock or to receive any dividends thereon until they have properly surrendered their certificates representing Citizens National Common Stock in exchange for certificates representing Gulf West Common Stock.

         Upon the Effective Time of the Merger, former Citizens National Common Stockholders will cease to have any rights as shareholders of Citizens National, and the Citizens National Stockholders shall only have the right to receive the Merger Consideration specified in the Merger Agreement or, in the case of dissenting shareholders, to exercise their rights under the NBA. SEE "THE MERGER -- Dissenters' Rights."

CONDITIONS TO THE MERGER

         Consummation of the Merger is subject to the satisfaction prior to the Effective Time of the Merger of the conditions set forth in the Merger Agreement. These conditions include approval of the Merger Agreement by the respective Boards of Directors of Gulf West and Citizens National, and approval of the Merger Agreement by two thirds of the outstanding shares of Citizens National Common Stock entitled to vote at the Special Meeting. Also, the parties must have received all regulatory approvals required, and all notice or waiting periods required with respect to such approvals must have passed and any conditions contained in any such regulatory approval must have been met. Gulf West and Citizens National have submitted applications regarding the Merger to the Department and the FDIC and have received a waiver of the Federal Reserve Board's application requirement.

         In addition, no stop order suspending the effectiveness of the Registration Statement, of which this Proxy Statement/Prospectus is a part, shall have been received and Gulf West shall have complied with all applicable state securities laws with respect to the Merger. None of the parties shall be subject to any order, decree or injunction of a court or agency joining or prohibiting consummation of the transactions contemplated by the Merger Agreement. Both Gulf West and Citizens National shall have received an opinion of the law firm of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., to the effect that the Merger will constitute a reorganization under the Internal Revenue Code and that no gain or loss will be recognized by Citizens National Stockholders who exchange all of their Citizens National Common Stock solely for Gulf West Common Stock except with respect to cash received in lieu of fractional share interests in Gulf West Common Stock.

         Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Merger Agreement, including, among others: (i) the delivery by Gulf West and Mercantile of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to compliance with the Merger Agreement and, (ii) the holders of no more than 5% of the shares of Citizens National Common Stock shall have exercised dissenters' rights, (iii) the sum of Citizens National Common Stock, Additional Cash for Capital, Surplus, Retained Earnings, and Undivided Profits shall be equal to or greater than $8,500,000, (iv) the loan loss reserve of Citizens National shall be equal to or greater than 1.50% of its gross loans, and (v) as of the Closing Date, the accuracy of certain representations and warranties, and the compliance in all material respects with the agreements and covenants of each party.

TERMINATION AND AMENDMENT

         Either before or after approval by Stockholders of Citizens National, the Merger Agreement may be terminated and the merger abandoned by either Gulf West or Citizens National (i) if there is a material breach by the other party of any covenant, agreement, or obligation of the Merger Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice to the party committing such breach, (ii) if the required applications for approval have been denied or Stockholders do not approve the transaction at the meeting called for that purpose, or (iii) if the closing has not occurred by the close of business on April 30, 1998. Citizens National may also terminate the Merger Agreement if it is advised by its counsel that under corporate principles of fiduciary law it must consider, and Citizens National decides to accept, a competing transaction, but only if Citizens National agrees to pay Gulf West a break-up fee of $500,000.

         The parties may amend the Merger Agreement at any time, but any amendment affecting the consideration to be paid to Citizens National Stockholders must be approved by two thirds of the outstanding shares of Citizens National Common Stock entitled to vote on the Merger.

EFFECTIVENESS OF MERGER

         The Merger of Citizens National into Mercantile will become effective at such time as the Articles of Merger are accepted for filing by the Department or such later date and time as is agreed to by the parties as specified in the Articles of Merger. Unless otherwise agreed by the parties, the parties have agreed to use their best efforts to cause the Effective Time to occur on the date of the closing of the Merger and to use their reasonable best efforts to cause the closing to take place within five business days following the last to occur of: (i) the effective date of the last required consent of any state or federal regulatory authority having authority over the Merger (including the expiration of any applicable waiting periods following such consents or the delivery of appropriate notices), and (ii) the date on which the Stockholders of Citizens National approve the Merger and adopt the Merger Agreement. There can be no assurance, however, as to whether or when the Merger will occur.

REGULATORY REQUIREMENTS

         The Merger is subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirely by reference to the particular statutes and the rules and regulations promulgated under such statutes.

         The Federal Reserve Board waived its required approval under the Bank Holding Company Act of 1956, as amended. Consummation of the Merger also is subject to the approval of the FDIC and the Florida Department of Banking and Finance. [The FDIC and the Florida Department have issued their respective approvals of the Merger. The FDIC approval of the Merger dated __________________, 1997, was also subject to a 15 day waiting period during which the United States Department of Justice pursuant to the Bank Merger Act, could have opposed the Merger under antitrust laws. This waiting period has also expired with no objection or adverse action by the Justice Department.]

ACCOUNTING TREATMENT

         The Merger will be accounted for by Gulf West as a "purchase" under generally accepted accounting principles ("GAAP"). Under the purchase method of accounting, the assets and liabilities of Citizens National will be, as of the Effective Time, recorded at their respective fair values and added to those of Gulf West. The expected excess of the consideration paid by Gulf West over the fair value of Citizens National's assets and liabilities will be recorded as goodwill.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The parties to the Merger have not and do not intend to seek a ruling from the IRS as to the federal income tax consequences of the Merger. Instead, the Merger Agreement provides that, as a condition to closing, Gulf West and Citizens National shall have received an opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (the "Opinion"), counsel to Gulf West, to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by a Citizens National stockholder who exchanges all of the stockholder's Citizens National Common Stock for Gulf West Common Stock in the Merger, except with respect to cash received in lieu of fractional shares. The Opinion is based upon representations from Gulf West and Citizens National and is subject to various assumptions. Legal opinions as to the tax consequences of a reorganization are not binding on the IRS.

         The following discussion summarizes the principal Federal income tax consequences of the Merger to holders of Citizens National Common Stock and does not purport to be a complete analysis or listing of all potential tax effects relevant to the Merger. The discussion does not reflect the individual tax position of any holder of Citizens National Common Stock and does not address the tax consequences that may be relevant to holders of Citizens National Common Stock with special tax status, including but not limited to financial institutions, dealers in securities, holders that are not citizens or residents of the United States, tax-exempt entities and holders that acquired Citizens National Common Stock upon the exercise of employee stock options or otherwise as compensation. Moreover, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. The discussion is based on the Internal Revenue Code, Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Holders of Citizens National Common Stock are urged to consult with their own tax advisors regarding the tax consequences of the Merger to them, including the effects of federal, state, local, foreign and other tax laws.

         Gulf West and Citizens National believe that, if consummated as described herein, the Merger will constitute a tax-free reorganization within the meaning of Section 368 (a) of the Internal Revenue Code. Accordingly, the following will be the material Federal income tax consequences of the Merger:

         (i) no gain or loss will be recognized by the Citizens National stockholders upon receipt of Gulf West Common Stock in exchange for their Citizens National Common Stock, except that a holder of Citizens National Common Stock who receives cash in lieu of a fractional share of Gulf West Common Stock will recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocated to such stockholder's fractional share of Gulf West Common Stock. If, at the effective time of the Merger, such stockholder's Citizens National Common Stock is held as a capital asset, such gain or loss will, depending on the holding period, constitute short-term (12 months or less), mid-term (12-18 months) or long-term (more than 18 months) capital gain or loss.

         (ii) the tax basis of the Gulf West Common Stock received by Citizens National stockholders will be the same as the tax basis of such stockholders' Citizens National Common Stock exchanged therefor;

         (iii) the holding period of the Gulf West Common Stock in the hands of the Citizens National stockholders will include the holding period of such stockholders' Citizens National Common Stock exchanged therefor, provided that such Citizens National Common Stock is held as a capital asset at the effective time of the Merger; and

         (iv) Citizens National stockholders who exercise dissenters' rights and receive cash will recognize a taxable gain for federal income tax purposes which will be long or short-term, depending upon the holding period for their Citizens National Common Stock. The exchange of shares for cash upon the exercise of dissenters' rights could also cause Citizens National Common Stock deemed to be constructively owned by the stockholder and exchanged for Gulf West Common Stock to be treated as substantially equivalent to a dividend and, therefore, taxed as ordinary income. Shares owned by spouses, children, grandchildren, parents and other relatives and by entities that are 50% owned by a stockholder are generally treated as constructively owned by that stockholder.

DISSENTERS' RIGHTS

         Pursuant to federal law, each Stockholder of Citizens National entitled to vote on the approval of the Merger Agreement who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders under 12 U.S.C. Section 214a and any Stockholder who follows the procedures specified therein will be entitled to receive the value of his or her shares of Citizens National Common Stock in cash. THE PROVISIONS OF 12 U.S.C. SECTION 214A CONTAIN DETAILED INFORMATION AS TO DISSENTING STOCKHOLDERS' RIGHT TO PAYMENT AND THE PROCEDURAL STEPS TO BE FOLLOWED. A STOCKHOLDER MUST COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN 12 U.S.C. SECTION 214A. THE FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN THE TERMINATION OR WAIVER OF HIS OR HER DISSENTERS' RIGHTS. The following description is only a summary of such provisions and is qualified in its entirety by reference to 12 U.S.C. Section 214a, a copy of which is attached hereto as Annex B.

         In order to perfect dissenters' rights, a Stockholder must (a) vote against the Merger, or (b) otherwise give notice in writing to Citizens National at or prior to the Special Meeting at which the Merger is approved, that he dissents from the plan. The dissenting stockholder must make a request for payment in writing to Mercantile within thirty days after the date of consummation of such merger, accompanied by the surrender of his or her stock certificates. The value of such shares shall be determined as of the date on which the Special Meeting was held authorizing the Merger, by a committee of three persons, one to be selected by majority vote of the dissenting stockholders entitled to receive the value of their shares, one by the directors of Mercantile, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers shall govern. If that valuation is not satisfactory, the dissenting stockholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller of the Currency. The Comptroller's reappraisal will be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties.

         Gulf West has the right to terminate the Merger if the number of shares of Citizens National Common Stock asserting dissenters' rights exceed 5% of the total outstanding shares of Citizens National Common Stock on the Record Date.

SHARES RECEIVED

         Gulf West shares received in the Merger will not immediately be listed for quotation on Nasdaq or any stock exchange. However, Gulf West Common Stock is currently traded on a limited basis by Raymond James & Associates, Inc., Tampa, Florida. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commencing with the effectiveness of the Registration Statement containing this Proxy Statement/Prospectus, Gulf West became subject to certain of the periodic reporting requirements under the Exchange Act. Gulf West, however, is not subject to, among other things, the proxy rules, Section 16 beneficial ownership requirements under the Exchange Act, or the tender offer rules. Gulf West intends to apply for listing on the Nasdaq National Market System. However, the ability of Gulf West to achieve listing on Nasdaq National Market System will depend in part on whether it can attract sufficient market makers to meet Nasdaq's qualification requirements. Shares received may be traded without restriction under the Securities Act of 1933 by Citizens National Stockholders who are not affiliates of Citizens National at the time of the Merger. Those persons who are affiliates will be able to sell their shares through the provisions of Rules 145 and 144 promulgated under the Securities Act of 1933 without the necessity of observing any holding period for their stock prior to the sale. This Proxy Statement/Prospectus does not cover any resales of Gulf West Common Stock by affiliates of Citizens National. However, the affiliates have also agreed not to sell any of their shares until Gulf West has published results of operations covering a period of thirty days which include the operations of Citizens National.

                         MARKET PRICE AND DIVIDEND DATA

         There is no established public trading market for Gulf West Common Stock. As of October ___, 1997, there were 3,337,081 shares of Gulf West Common Stock outstanding held by approximately 416 holders of record. According to records kept by a local brokerage firm, since January 1, 1996, there have been a limited number of trades in the Gulf West Common Stock involving an aggregate of 146,790 shares. To the best of Gulf West's knowledge, which is based on limited and incomplete information, Gulf West believes the negotiated sales of shares of Gulf West Common Stock ranged between $4.62 and $5.50 during this period. The most recent trade of which the local brokerage firm has knowledge occurred in March 1997 at a reported price of $5.50 per share. In view of the extremely limited volume of transactions and lack of reliable pricing information (because such information is not required to be furnished to Gulf West), there is no assurance that the stated prices paid for the Gulf West Common Stock provide a reliable or relevant indication of the value of Gulf West Common Stock.

         The only dividends ever paid on Gulf West's Common Stock were a $0.04 per share cash dividend paid in the fourth quarter of 1995 and a 5% stock dividend paid in the fourth quarter of 1996. There are currently no plans to declare a cash dividend in 1997. Due to Mercantile's anticipated continued growth and management's intent to maintain certain regulatory capital levels, dividend payments on the Gulf West Common Stock are not expected in the foreseeable future.

         There is no established public trading market for Citizens National Common Stock. As of ______, 1997, there were _____ shares of Citizens National Common Stock outstanding held by approximately _____ holders of record. According to records kept by management, since January 1, 1996, there have been 34 trades in the Citizens National Common Stock involving an aggregate of 131,717 shares. Citizens National has no information regarding the prices at which the Citizens National Common Stock was traded during this period.

         Prior to 1997, Citizens National never paid any dividends on its common stock. In the first quarter of 1997, the Board of Directors of Citizens National declared and paid a dividend of $0.10 per share of Citizens National Common Stock.

                              GULF WEST BANKS, INC.

INTRODUCTION

         Gulf West is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended, and was incorporated under the laws of the State of Florida effective October 24, 1994. Gulf West's principal assets are all of the issued and outstanding shares of capital stock of Mercantile , St. Petersburg, Florida, a Florida state banking corporation, and the issued and outstanding shares of Liberty Leasing Corporation ("Liberty"), Tampa, Florida, a Florida corporation engaged in equipment leasing. On January 19, 1995, Gulf West acquired all the outstanding common stock of Mercantile in a share exchange transaction whereby two shares of the $1.00 par value common stock of Gulf West were exchanged for each outstanding share of common stock of Mercantile. This transaction was accounted for as a pooling of interests and as if it had occurred on December 31, 1994. Accordingly, all financial information presented herein is restated to the beginning of the earliest period presented. Mercantile converted to a Florida state commercial banking charter in May 1990. Effective September 1, 1996, Gulf West acquired all the outstanding common shares of Liberty in exchange for 30,000 shares of Gulf West Common Stock. Liberty is an equipment leasing company that arranges financing for a variety of equipment for all types of businesses. The acquisition was accounted for using the purchase method of accounting. Liberty has nominal assets and liabilities and goodwill of $157,000 resulted from the acquisition. The goodwill is being amortized over ten years.

         The principal executive offices of Gulf West and Mercantile are located at 425 22nd Avenue North, St. Petersburg, Florida 33704 and their telephone number is (813) 894-5696. Liberty is located at 5440 Mariner Street, Suite 204, Tampa, Florida 33609 and its telephone number is (813) 287-2982.

ACTIVITIES OF GULF WEST

         Currently the only business activity of Gulf West is to own and operate Mercantile and Liberty. Liberty currently comprises a de minimis portion of Gulf West's total assets and earnings and is therefore omitted from the discussion below. As a part of the Merger, Mercantile will amend its charter to include trust powers so that it can continue the trust business of Citizens. Although other activities are permitted under the Bank Holding Company Act of 1956, management of Gulf West has no current plans to engage in any other activities but may choose to do so at a later date.

ACTIVITIES OF MERCANTILE

         The principal services offered by Mercantile include commercial and individual checking and savings accounts, money market accounts, certificates of deposit, most types of loans, including commercial and working capital loans and real estate, home equity and installment loans, as well as financing through letters of credit. Mercantile also provides credit card services through a national credit card issuer and acts as issuing agent for U.S. Savings Bonds, travelers checks and cashiers checks. It offers collection teller services, wire transfer facilities, safe deposit and night depository facilities. The transaction accounts and time certificates are tailored to Mercantile's principal market area at rates competitive with those offered in Mercantile's primary service area. In addition, Mercantile offers certain retirement account services, including individual retirement accounts. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

         Mercantile offers a wide range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), purchase of equipment and machinery, and Small Business Administration ("SBA") loans. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, and personal investments. Mercantile also originates and holds construction and acquisition loans on residential real estate. At December 31, 1996, commercial and consumer loans accounted for approximately 71.34% and 9.29%, respectively, of Mercantile's loan portfolio. Loans on residential real estate accounted for the remaining 19.37% of the loan portfolio. All loans are made in compliance with applicable federal and state regulations.

         Mercantile's lobby business hours are generally from 9:00 a.m. to 4:00 p.m., Monday through Thursday, 9:00 a.m. to 6:00 p.m. on Fridays, and 9:00 a.m. to 12:00 p.m. on Saturdays. The drive-up teller hours are generally 8:00 a.m. to 5:00 p.m. on Monday through Thursday, 8:00 a.m. to 6:00 p.m. on Fridays, and 8:00 a.m. to 12:00 p.m. on Saturdays. However, drive-in hours do vary slightly from office to office depending on customer requirements. Mercantile also has 24-hour automatic teller machines (ATM's) at each of its offices. Mercantile issues debit cards to its customers that can be used in any bank ATM as well as any ATM's which are members of the HONOR and CIRRUS networks.

         Mercantile's data processing is handled by an outside service bureau -- FiServ, Inc. of Atlanta, Georgia. Item processing is handled by Barnett Technologies, Inc., Tampa, Florida. The amount paid for these services is dependent on the volume of transactions and the number of accounts being processed. In the year ended December 31, 1996, Mercantile paid $224,000 for data processing services. Mercantile makes extensive use of personal computers in all areas of its operations that permit efficient handling of deposit and loan accounts and other paper intensive applications such as word processing.

MARKET AREA

         Seven of Mercantile's banking offices are located in Pinellas County, Florida and two are located in Hillsborough County, Florida. Both counties are in the west central Gulf Coast of Florida. The residential population of Pinellas County as of the 1990 census was 852,000 and the estimated population in 1997 is 887,000. Hillsborough County had a residential population of 834,000 as of the 1990 census and the estimated 1997 population is 911,000. The area has many more seasonal residents. The majority of Mercantile's business is generated from customers whose businesses or residences are located in an area within a radius of three miles of each of its banking offices. Four of the Pinellas County offices are located within the city limits of St. Petersburg, one is located in the unincorporated community of Tierra Verde, one is located in the city limits of Dunedin and another one in the city limits of Pinellas Park. The Hillsborough County offices are located within the city limits of Tampa and Temple Terrace.

OPERATING STRATEGY

         Management believes that the emerging dominance of large regional holding companies in the banking industry has created a need for more locally-owned institutions with personalized banking services. Mercantile was organized as a locally-owned, locally-managed community financial institution, owned and managed by people who are actively involved in Mercantile's market area and committed to its economic growth and development. With local ownership, management and directors, Gulf West's management believes that Mercantile can be more responsive to the communities it serves and tailor services to its customers' needs rather than provide the standardized services that large holding companies tend to offer. Local ownership and operation will allow faster, more responsive and flexible decision-making which is not available at the majority of financial institutions in or near Mercantile's market area which are branch offices of large regional holding company banks with headquarters located elsewhere in Florida or in the United States.

         The principal business of Mercantile is to attract deposits from the general public and to invest those funds in various types of loans and other interest-earning assets. Funds are provided for the operations of Mercantile through proceeds from the sale of investments and loans, from amortization and repayment of outstanding loans, investments, net deposit inflow, and from borrowings. Earnings of Mercantile depend primarily upon the difference between
(1) the interest and fees received by Mercantile from loans, the securities held in its investment portfolio, and other investments and (2) expenses incurred by Mercantile in connection with obtaining funds for lending (including interest paid on deposits and other borrowings) and expenses relating to day-to-day operations.

         To the extent market conditions permit, Mercantile follows a strategy intended to insulate Mercantile's interest rate gap from adverse changes in interest rates by maintaining spreads through the adjustability of its interest-earning assets and interest-bearing liabilities. It is Mercantile's intention that its interest-earning assets have a high degree of sensitivity to interest rate changes. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." Mercantile's ability to reduce interest-rate risk in its loan and investment portfolios will depend upon a number of factors, many of which are beyond Mercantile's control, including among others, competition for loans and deposits in its market area and conditions prevailing in the secondary market. See "Competition" below.

         The primary sources of Mercantile's funds for lending and for other general business purposes are Mercantile's capital, deposits, loan repayments and borrowings. Mercantile expects that loan repayments will be relatively stable sources of funds, while deposit inflows and outflows will be significantly influenced by prevailing interest rates, money market and general economic conditions. Generally, short-term borrowings may be used to compensate for reductions in normal sources of funds while longer-term borrowings may be used to support expanded lending activities.

         Mercantile's customers are primarily individuals, professionals, small and medium size businesses, and seasonal retirees located predominantly in Pinellas and Hillsborough Counties, Florida. Mercantile's locations are situated in areas that are convenient to these types of customers.

         Mercantile continually seeks to develop new business though an ongoing program of personal calls on both present and potential customers. As a local independent bank, Mercantile utilizes traditional local advertising media as well as direct mailings, telephone contacts, and brochures to promote the bank and develop loans and deposits. In addition, Mercantile's directors all have worked and/or lived in or near Mercantile's market area for a number of years. Management believes that this factor coupled with the past and continued involvement of the directors and officers in various local community activities will further promote Mercantile's image as a locally-oriented independent institution, which management believes is an important factor to its targeted customer base.

COMPETITION

         The banking industry in general, and Mercantile's market in particular, is characterized by significant competition for both deposits and lending opportunities. In its market area, Mercantile competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and various other nonbank competitors. Competition for deposits may have the effect of increasing the rates of interest Mercantile will pay on deposits, which would increase Mercantile's cost of money and possibly reduce its net earnings. Competition for loans may have the effect of lowering the rate of interest Mercantile will receive on its loans, which would lower Mercantile's return on invested assets and possibly reduce its net earnings. Many of Mercantile's competitors have been in existence for a significantly longer period of time than Mercantile, and are larger and have greater financial and other resources and lending limits than Mercantile and may offer certain services, such as trust services, that Mercantile does not provide at this time. However, management feels that the market is rich with opportunity to provide tailor-made custom banking products and services which cannot be provided by the large institutions which offer many banking products and services on an impersonal basis. With the recent acquisitions by larger institutions, the opportunity has been enhanced as customers are looking for more personalized service. This concept known as "niche" or "boutique" banking will enable Mercantile to capture its share of the professional market, entrepreneurs and small to medium size commercial businesses while continuing to provide exceptional banking services to all customers. The profitability of Mercantile depends upon its ability to compete in this market area. At the present time, Mercantile is unable to predict the extent to which competition may adversely affect its financial condition and operating results.

         There are 31 commercial banks and savings and loan associations in Pinellas County. In Hillsborough County there are approximately 30 such institutions. Mercantile expects to receive competition from all of these financial institutions, a significant number of which have offices located in the St. Petersburg and Tampa areas. In order to compete with major financial institutions and others in Mercantile's market area, Mercantile emphasizes specialized and personal service by its directors, officers, and employees. Mercantile believes that its local ownership and community oriented operating philosophy and personalized banking service are competitive factors which strengthen Mercantile.

EMPLOYEES

         As of June 30, 1997, Gulf West employed 108 employees of which 99 were full-time and 9 part-time, including six executive officers. There are no material increases in the work force scheduled for the remainder of 1997. Gulf West's employees are not represented by a collective bargaining group and Gulf West considers its relations with its employees to be excellent. Gulf West provides employees with benefits customary in the banking industry, which include major medical insurance, group term life insurance, dental insurance, long term disability insurance, a 401(k) savings plan and vacation and sick leave.

PROPERTIES

         Gulf West corporate offices are located within the main office of Mercantile. Liberty Leasing occupies approximately 1,800 square feet of leased space in the Tampa Koger Center located at 5440 Mariner Street. The lease is for a three-year term expiring July 31, 1999, automatically renewable for successive three-year terms unless a ninety-day notice is provided by either party to the lease. The rental payments are subject to annual CPI escalators with a minimum of 5%. The current base monthly rent is $2,105 plus taxes.

         In addition to its main office in St. Petersburg, Mercantile also has four additional locations throughout St. Petersburg, at the Koger Executive Center, in the "Maximo" area of South St. Petersburg, in the downtown business district and an operations center on Scherer Drive. Mercantile also has branches in Tierra Verde, in the Westshore area in Tampa, in the Countryside area in Clearwater, in Temple Terrace, and in Largo.

         Mercantile's main office is located at 425 22nd Avenue North, St. Petersburg, Florida 33704. This office also serves as Mercantile's main office banking facility. It has approximately 9,000 square feet and houses a branch office on the first floor, the commercial lending department and Mercantile's and Gulf West's executives offices. The building was constructed in 1987 and is a two-story structure located on a 71,000 square foot parcel of land which Mercantile owns. Two other buildings are also located on this site, both one story structures containing 3,100 and 6,500 square feet of space which Mercantile currently leases to small retailers and professional offices. The property is located less than two miles north of the downtown business district of St. Petersburg. Mercantile's branch office at this location was opened in 1987. It contains approximately 2,700 square feet and has two drive-in lanes, an ATM, a night depository, safety deposit boxes and four lobby teller stations. At December 31, 1996, this office had $41,315,494 in deposits.

         The Tierra Verde office is located at 1110 Pinellas Bayway, Tierra Verde, Florida 33715. Tierra Verde is an unincorporated island community southwest of downtown St. Petersburg, Florida. The residents of Tierra Verde are generally affluent, with one of the highest per capita income levels on Florida's west coast. Mercantile opened for business at this office in May 1986 and this was Mercantile's main office until November 1988 when the main office was relocated to its current location. Mercantile's branch office in Tierra Verde is located on the first floor of a two story commercial condominium complex which fronts on the island's main thoroughfare. The branch contains 2,000 square feet with three lobby teller stations, an ATM, night depository, safety deposit boxes and one drive-in teller lane. Mercantile also owns 2,000 square feet of office space directly above the branch which houses a conference room, meeting room and office space. At December 31, 1996, this office had $31,597,191 in deposits.

         The Koger office is located at 9400 4th Street North, St. Petersburg, Florida 33702. Mercantile rents approximately 2,500 square feet on the first floor of a building that is part of a multi-building professional office complex known as the Koger Executive Center. The complex is located approximately five miles north of Mercantile's main office and the building in which the branch is located fronts on 4th Street North, which is a major north-south traffic artery in St. Petersburg. The office was opened in 1991 and at December 31, 1996, had $18,795,109 in deposits. The office has four lobby teller stations, an ATM, a night depository, safe deposit boxes and three drive-in teller lanes.

         The Westshore branch office is located at 4202 West Kennedy Boulevard, Tampa, Florida 33609, on the corner of Lois Avenue and Kennedy Boulevard. The office is in a 4,000 square foot, free-standing, one story building which is leased by Mercantile. The office is within one mile of the center of the Westshore business district which is a major business center of Tampa. The office was opened in late 1993 and at December 31, 1996, had $15,795,012 in deposits. The office has four lobby teller stations, four drive-in teller lanes, an ATM, a night depository and safe deposit boxes.

         Mercantile's Countryside office at 28100 U.S. Highway 19 North, Clearwater, Florida 33761 is located within the city limits of Dunedin but has a Clearwater mailing address. Mercantile leases approximately 3,325 square feet on the first floor of a five story, 80,000 square foot professional office building. Chase Manhattan Bank of Florida occupied this facility until late 1994, when the office was closed due to a consolidation program by that institution. The facility has four lobby teller stations, three drive-in teller lanes, an ATM, a night depository and safe deposit boxes. This office opened in March, 1995, and at December 31, 1996, had $15,329,755 in deposits.

         The Temple Terrace office is located at 9400 North 56th Street, Temple Terrace, Florida 33617. This facility is a 4,000 square foot, free-standing, one-story building located on two acres of land that was purchased by Mercantile in November, 1995. The office has six lobby teller stations, three drive-in teller lanes, an ATM, a night depository and safe deposit boxes and was opened in January, 1996. Total deposits of this office at December 31, 1996, were $12,190,989.

         Mercantile's Bryan Dairy office is located at 8040 Bryan Dairy Road, Largo, Florida 33777, within the corporate city limits of Pinellas Park. Mercantile rents 5,000 square feet in a commercial complex that was constructed in mid-1996. The office opened in September 1996, and has four lobby teller stations, three drive-in teller lanes, an ATM, a night depository and safe deposit boxes. At December, 31, 1996, total deposits of this office were $2,354,087.

         The Maximo office is located at 3655 50th Avenue South, St. Petersburg, Florida 33711. Mercantile built this 3,000 square-foot facility in late 1996 and opened the office in December, 1996. The building is situated on one acre of land and contains four lobby teller stations, three drive-in teller lanes, an ATM, a night depository and safe deposit boxes. On December 31, 1996, deposits were $1,294,898.

         Mercantile's Downtown St. Petersburg office is located at 240 1st Avenue South, St. Petersburg, Florida 33701 in the heart of the downtown business district. The Bank rents approximately 3,436 square feet on the first floor of a four story office building. The facility has four lobby teller stations, a walk-up teller station, two drive-in teller lanes, an ATM, a night depository and safe deposit boxes. The office was opened in February 1997. At June 30, 1997, total deposits of this office were $2,367,464.

         Mercantile also rents approximately 6,636 square feet in a professional office complex located at 2860 Scherer Drive, St. Petersburg, Florida 33716. This facility houses Mercantile's consumer and residential lending departments, the data processing operations department, the deposit and loan operations department and the accounting department.

         The following table presents information regarding the terms of the leases which Mercantile is currently a party to:

                                                              CURRENT
 SQUARE                      START/                           MONTHLY
LOCATION                      FEET           END              OPTIONS              BASE RENT        OTHER TERMS
--------                      ----           ---              -------              ---------        -----------
Koger Office                  2,500         4/1/96 -          Automatic            2,931            Annual CPI increases
9400 4th Street N.                          3/31/01           5 Year               Plus use tax
St. Petersburg                                                Renewals             CAM

Countryside Office            3,325         3/1/95 -          Two option           4,741            Annual CPI not less than 4%
28100 US 19 North                           2/28/05           Periods of           Plus use tax
Clearwater                                                    5 years each         CAM

Westshore Office              4,000         9/1/93 -          Two option           4,499            Annual CPI not less than 4%
4202 W. Kennedy Blvd.                       8/31/98           Periods of           Plus use tax
Tampa                                                         5 years each         CAM

Bryan Dairy Office            5,000         7/1/96 -          Four option          6,250            Fixed for 1st 5 years -
8040 Bryan Dairy Road                       6/30/11           periods of           Plus use tax     3% annual increases thereafter
Largo                                                         5 years each         CAM

Downtown St.
Petersburg Office             3,436         1/1/97 -          Sublease             4,583
240 1st Avenue South                        7/31/98                                Plus use tax
St. Petersburg
                                            8/1/98 -          One option           Year 1 - 4,054
                                            7/31/03           period for           Year 2 - 4,369
                                                              5 years              Year 3 - 4,518
                                                                                   Year 4 - 4,673
                                                                                   Year 5 - 4,833
                                                                                   Plus use tax
                                                                                   CAM

Operations Center             6,636         6/1/96 -          One option           Year 1 - 4,015
2860 Scherer Drive                          5/31/01           period of            Year 2 - 4,153
Suite 630                                                     5 years              Year 3 - 4,291
St. Petersburg                                                                     Year 4 - 4,429
                                                                                   Year 5 - 4,567
                                                                                   Plus use tax
                                                                                   CAM


LEGAL PROCEEDINGS

         Gulf West and Mercantile are parties to various legal proceedings in the ordinary course of business. Management does not believe that there is any pending or threatened proceeding against Gulf West or Mercantile which, if determined adversely, would have a material adverse effect on the business, results of operations, or financial position of Gulf West or Mercantile.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                             SELECTED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)

         The following is a summary of selected financial data for Gulf West and subsidiaries for the six month periods ended June 30, 1997 and 1996 and the five years ended December 31, 1996. This Summary should be read in conjunction with the financial statements and notes thereto which are incorporated by reference herein.


                                    AT JUNE 30,                AT DECEMBER 31,
                                    -----------   ------------------------------------------
                                       1997       1996      1995      1994     1993     1992
                                       ----       ----      ----      ----     ----     ----
Cash and due from banks ..........   $  3,539     8,631     5,555     5,882    4,488    4,148
Federal funds sold ...............      6,579     3,356     5,600     5,300    6,300    3,600
Investment securities ............     47,923    40,231    33,489    23,963   17,091   10,548
Loans ............................    112,891   112,979    73,948    63,472   53,374   49,206
All other assets .................     10,662     9,617     7,344     5,832    5,485    3,552
                                     --------   -------   -------   -------   ------   ------

         Total assets ............   $181,594   174,814   125,936   104,449   86,738   71,054
                                     ========   =======   =======   =======   ======   ======

Deposits .........................    160,293   149,335   109,192    96,372   78,532   61,146
Other borrowings .................      7,149    12,047     3,799        --       --    1,500
All other liabilities ............        530       332       431       149      299    1,093
Stockholders' equity .............     13,622    13,100    12,514     7,928    7,907    7,315
                                     --------   -------   -------   -------   ------   ------

         Total liabilities and
           stockholders' equity ..   $181,594   174,814   125,936   104,449   86,738   71,054
                                     ========   =======   =======   =======   ======   ======

                                          SIX MONTHS
                                         ENDED JUNE 30,                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------
                                        1997         1996        1996        1995        1994        1993        1992
                                        ----         ----        ----        ----        ----        ----        ----
Total interest
         income ..................   $    6,849       4,868      10,844       8,447       6,146       4,931       5,327
Total interest
         expense .................        3,021       2,017       4,659       3,736       2,521       2,046       2,694
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------

Net interest income ..............        3,828       2,851       6,185       4,711       3,625       2,885       2,633
Provision for
         loan losses .............          240          91         401         240         176          40         145
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------

Net interest income
         after provision
         for loan losses .........        3,588       2,760       5,784       4,471       3,449       2,845       2,488

Other income .....................          878         505       1,031         849         603         838         670
Other expense ....................        3,776       2,789       6,324       4,181       3,228       3,056       2,539
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------

Earnings before
         income taxes ............          690         476         491       1,139         824         627         619

Income taxes .....................          234         182         177         431         142          --          --
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------

Net earnings .....................   $      456         294         314         708         682         627         619
                                     ==========   =========   =========   =========   =========   =========   =========

Earnings per
         share(1) ................   $     0.14        0.09        0.10        0.25        0.28        0.26        0.25
                                     ==========   =========   =========   =========   =========   =========   =========

Cash dividends per share .........           --          --          --        0.04          --          --          --
                                     ==========   =========   =========   =========   =========   =========   =========

Weighted-average number
         of shares
         outstanding(1) ..........    3,334,281   3,285,388   3,298,405   2,830,265   2,461,439   2,454,415   2,474,000
                                     ==========   =========   =========   =========   =========   =========   =========

                                                                           AT OR FOR THE
                                     --------------------------------------------------------------------------------------
                                            SIX MONTHS
                                           ENDED JUNE 30,                         YEAR ENDED DECEMBER 31,
                                     -----------------------    ------------------------------------------------------------
                                         1997         1996         1996         1995         1994        1993          1992
                                         ----         ----         ----         ----         ----        ----          ----
FOR THE PERIOD:

Return on average
         assets ...............            0.50%        0.45%        0.22%        0.63%        0.74%        0.80%        0.86%
Return on average
         equity ...............            6.83%        4.69%        2.45%        6.93%        8.69%        8.26%        8.83%
Average equity to
         average assets .......            7.40%        9.60%        8.87%        9.11%        8.47%        9.70%        9.77%
Interest rate spread
         during the
         period(2) ............            3.90%        4.13%        4.01%        3.99%        3.82%        3.42%        3.66%
Net yield on average
         interest-earning
         assets ...............            4.68%        4.92%        4.78%        4.71%        4.37%        4.09%        4.04%
Other expense to
         average assets .......            4.18%        4.27%        4.39%        3.73%        3.49%        3.91%        3.54%

AT THE END OF THE PERIOD:

Ratio of average interest-
         earning assets to
         average interest-
         bearing liabilities ..            1.21         1.23         1.21         1.19         1.18         1.23         1.01
Nonperforming loans,
         and foreclosed real
         estate as a percentage
         of total assets ......            0.66%        0.68%        0.46%        1.01%        0.81%        0.26%        0.54%
Allowance for loan losses
         as a percentage
         of total loans .......            1.24%        1.01%        1.04%        1.11%        1.04%        1.14%        1.29%
Allowance for loan
         losses as
         a percentage of
         nonperforming
         loans ................          265.48%      148.85%      388.20%      312.03%      933.93%      269.11%      278.80%
Total number of
         offices ..............               9            6            8            5            4            4            3
Full service banking
         offices ..............               9            6            8            5            4            4            3
Total shares
         outstanding at
         end of period ........       3,337,081    3,285,388    3,326,030    3,277,755    2,461,801    2,461,078    2,474,000
Book value per
         share(1) .............      $     4.08         3.81         3.94         3.82         3.22         3.21         2.96


------------------------------
(1) All per share information is presented to reflect all stock dividends and stock splits.
(2) Difference between weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Gulf West is a one-bank holding company and owns 100% of the outstanding stock of Mercantile. Mercantile is a Florida state chartered commercial bank. Mercantile, through nine banking offices, provides a wide range of banking services to individuals and businesses located primarily in Pinellas and Hillsborough Counties, Florida. During 1996, Gulf West acquired all the outstanding common shares of Liberty Leasing Corporation ("Liberty"), a Florida corporation, in exchange of 30,000 shares of Gulf West's Common Stock. Liberty is an equipment leasing company that arranges financing for a variety of equipment for all types of businesses and is headquartered in Tampa. The acquisition has been accounted for using the purchase method of accounting. Liberty had nominal assets and liabilities and $157,000 was recorded as goodwill. The goodwill is being amortized over ten years and is included in other assets. Gulf West's only business activities are the operations of Mercantile and Liberty. An inactive subsidiary of the Bank, Portfolio Recoveries Inc., was dissolved in 1995. Collectively the entities are referred to herein as "Gulf West."

         Gulf West's consolidated assets amounted to $181.6 million at June 30, 1997, an increase of 3.9% over total assets of $174.8 million as of December 31, 1996. During the six months ended June 30, 1997, loans receivable decreased slightly from $113.0 million to $112.9 million. Gulf West's portfolio of investment securities increased to $47.9 million as of June 30, 1997 from $40.2 million as of December 31, 1996. Mercantile's deposits increased to $160.3 million as of June 30, 1997 from $149.3 million as of December 31, 1996, a 7.4% increase. The Company had consolidated net earnings of $456,000 or $.14 per share for the six months ended June 30, 1997 compared to consolidated net earnings of $294,000 or $.09 per share for the 1996 period.

         At December 31, 1996, Gulf West had total consolidated assets of $174.8 million, an increase of 38.8% over total assets of $125.9 million at December 31, 1995. During the year ended December 31, 1996, loans receivable increased $39.0 million or 52.8%. The Company's portfolio of investment securities increased to $40.2 million as of December 31, 1996 from $33.5 million as of December 31, 1995. Gulf West's deposits increased to $149.3 million as of December 31, 1996 from $109.2 million as of December 31, 1995, a 36.7% increase. The Company had consolidated net earnings of $314,000 or $.10 per share for the year ended December 31, 1996 compared to consolidated net earnings of $708,000 or $.25 per share for 1995. The consolidated net earnings for the year ended December 31, 1996 included the effect of the SAIF special assessment of $470,000 (before taxes).

REGULATION AND LEGISLATION

         As a state-chartered commercial bank, Mercantile is subject to extensive regulation by the Department and the FDIC. Mercantile files reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Department and the FDIC to monitor Mercantile's compliance with the various regulatory requirements. Gulf West and Mercantile are also subject to regulation and examination by the Federal Reserve Board of Governors. As a Florida corporation, Mercantile is also subject to the FBCA, the FFIC and the regulation of the Florida Department of State under the authority to administer and implement the Florida Act.

PENDING ACQUISITION

         On July 31, 1997, Gulf West, Mercantile, and Citizens National entered into the Merger Agreement whereby Citizens National will merge with and into Mercantile. Gulf West will issue 1,950,000 shares of Gulf West Common Stock in exchange for all the outstanding shares of Citizens National Common Stock. This transaction is subject to the approval of Citizens National's Stockholders and various regulatory authorities. Gulf West expects to account for this transaction using the purchase method of accounting in accordance with GAAP.

CREDIT RISK

         Mercantile's primary business is making commercial, business, consumer and real estate loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of Mercantile. While management has instituted underwriting guidelines and credit review procedures to protect Mercantile from avoidable credit losses, some losses will inevitably occur.

         The following table sets forth certain information regarding nonaccrual loans and foreclosed real estate, including the ratio of such loans and foreclosed real estate to total assets as of the dates indicated, and certain other related information.


                                                                                               AT DECEMBER 31,
                                                                                              -----------------
                                                                                              1996        1995
                                                                                              ----        ----
                                                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans:
      Residential real estate loans.....................................................      $ 91          --
      Commercial real estate............................................................       628         747
      Commercial loans..................................................................        41          --
      Consumer loans and other..........................................................        39          26
                                                                                              ----       -----

              Total nonaccrual loans....................................................       799         773
                                                                                              ----       -----

              Total nonperforming loans.................................................       799         773
                                                                                              ----       -----

              Total nonperforming loans to total assets.................................       .46%        .61%
                                                                                              ====       =====

Foreclosed real estate:

      Real estate acquired by foreclosure or deed
            in lieu of foreclosure......................................................        --         497
                                                                                              ----       -----

              Total nonperforming loans and foreclosed real estate......................      $799       1,270
                                                                                              ====       =====

              Total nonperforming and foreclosed real estate to total assets............       .46%       1.01%
                                                                                              ====       =====

The following table sets forth information with respect to activity in Mercantile's allowance for loan losses during the periods indicated:

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                              1996         1995
                                                                              ----         ----
                                                                            (DOLLARS IN THOUSANDS)
Average loans outstanding, net...........................................   $ 87,000       65,747
                                                                            ========       ======
Allowance at beginning of year...........................................        830          663
                                                                            --------       ------
Charge-offs:
      Commercial loans...................................................         --          (41)
      Consumer loans.....................................................        (54)         (57)
                                                                            --------       ------
            Total loans charged-off......................................        (54)         (98)
                                                                            --------       ------
Recoveries                                                                         7           25
                                                                            --------       ------
            Net charge-offs..............................................        (47)         (73)
                                                                            --------       ------

      Provision for loan losses charged to operating expenses............        401          240
                                                                            --------       ------

      Allowance at end of year...........................................   $  1,184          830
                                                                            ========       ======

      Ratio of net charge-offs to average loans outstanding..............      .0005        .0011
                                                                            ========       ======

      Allowance as a percent of total loans..............................       1.04%        1.11%
                                                                            ========       ======

      Total loans at end of year.........................................   $114,065       74,654
                                                                            ========       ======

         The following table presents information regarding Mercantile's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans:


                                                                    DECEMBER 31,
                                           -------------------------------------------------------------
                                                      1996                                 1995
                                           -------------------------            ------------------------
                                                              % OF                                % OF
                                                            LOANS TO                            LOANS TO
                                                              TOTAL                               TOTAL
                                           AMOUNT             LOANS             AMOUNT            LOANS
                                           ------             -----             ------            -----
                                                              (DOLLARS IN THOUSANDS)
Commercial loans .......................   $  179              15.9%             $136              19.5%
Commercial real estate loans ...........      782              55.4               447              37.2
Residential real estate loans ..........       67              19.4               120              33.4
Consumer loans .........................      156               9.3               127               9.9
                                           ------             -----              ----             -----

      Total allowance for loan losses ..   $1,184             100.0%             $830             100.0%
                                           ======             =====              ====             =====


RESULTS OF OPERATIONS

         The operating results of Gulf West depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Gulf West's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Gulf West's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on foreclosed real estate and income taxes.

         The following tables sets forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Gulf West from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) interest margin; and (vi) ratio of average interest-earning asset to average interest-bearing liabilities.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------------------------------
                                                                              1996                             1995
                                                                 ------------------------------    -----------------------------
                                                                            INTEREST    AVERAGE              INTEREST   AVERAGE
                                                                  AVERAGE      AND       YIELD/    AVERAGE      AND       YIELD/
                                                                  BALANCE   DIVIDENDS    RATE      BALANCE   DIVIDENDS    RATE
                                                                  -------   ---------   -------    -------   ---------  --------
                                                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans(1)................................................      $ 87,000      8,272     9.51%    $ 65,747      6,326     9.62%
   Securities..............................................        33,387      2,086     6.25%      29,573      1,842     6.23%
   Other interest-earning assets(2)........................         9,084        486     5.35%       4,714        279     5.92%
                                                                 --------     ------              --------     ------

       Total interest-earning assets.......................       129,471     10,844     8.38%     100,034      8,447     8.44%
                                                                              ------                           ------

Noninterest-earning assets.................................        14,966                           12,159
                                                                 --------                         --------

       Total assets........................................      $144,437                         $112,193
                                                                 ========                         ========

Interest-bearing liabilities:
   Savings and NOW deposits................................        28,219        812     2.88%      21,501        645     3.00%
   Money-market deposits...................................        11,716        317     2.70%      10,068        304     3.02%
   Time deposits...........................................        61,226      3,260     5.32%      50,245      2,669     5.31%
   Other borrowings........................................         5,447        270     4.96%       2,073        118     5.69%
                                                                 --------     ------              --------     ------

       Total interest-bearing liabilities..................       106,608      4,659     4.37%      83,887      3,736     4.45%
                                                                              ------                           ------

Demand deposits............................................        25,005                           17,671
Noninterest-bearing liabilities............................            17                              415
Stockholders' equity.......................................        12,807                           10,220
                                                                 --------                         --------

       Total liabilities and stockholders'
         equity............................................      $144,437                         $112,193
                                                                 ========                         ========

Net interest income........................................                   $6,185                           $4,711
                                                                              ======                           ======

Interest-rate spread(3)....................................                              4.01%                            3.99%
                                                                                         ====                             ====

Net interest margin(4).....................................                              4.78%                            4.71%
                                                                                         ====                             ====

Ratio of average interest-earning assets to
   average interest-bearing liabilities....................          1.21                             1.19
                                                                 ========                         ========

------------------------------

(1)      Includes nonaccrual loans.
(2) Includes interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income dividend by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following table sets forth certain information regarding changes in interest income and interest expense of Gulf West for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).


                                                                        YEAR ENDED DECEMBER 31,
                                                                              1996 VS. 1995
                                                               ---------------------------------------
                                                                      INCREASE (DECREASE) DUE TO
                                                               ---------------------------------------
                                                                                        RATE/
                                                               RATE        VOLUME       VOLUME   TOTAL
                                                               ----        ------       ------   -----
                                                                             (In thousands)
Interest earning assets:
    Loans ..................................................   $(73)        2,043         (24)   1,946
    Securities .............................................      6           237           1      244
    Other interest-earning assets ..........................    (27)          259         (25)     207
                                                               ----         -----         ---    -----

      Total ................................................    (94)        2,539         (48)   2,397
                                                               ----         -----         ---    -----

Interest-bearing liabilities:
    Deposit accounts:
      Savings and NOW deposits .............................    (26)          201          (8)     167
      Money market deposits ................................    (32)           50          (5)      13
      Time deposits ........................................      5           584           2      591
      Other borrowings .....................................    (15)          192         (25)     152
                                                               ----         -----         ---    -----

      Total deposit accounts ...............................    (68)        1,027         (36)     923
                                                               ----         -----         ---    -----

Net change in net interest income before provision
    for loan losses ........................................   $(26)        1,512         (12)   1,474
                                                               ====         =====         ===    =====

LIQUIDITY AND CAPITAL RESOURCES

         A Florida chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Department, such as federal funds sold and United States securities or securities guaranteed by the United States or agencies thereof. As of June 30, 1997 and December 31, 1996, the Bank has liquidity of approximately $58.0 million and $52.2 million, or approximately 34.6% and 32.3% of total deposits combined with borrowings, respectively.

         During the six months ended June 30, 1997, Gulf West's primary sources of funds consisted of principal payments on loans and net increases in deposits. Gulf West used its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At June 30, 1997, Gulf West had commitments to originate loans totaling $11.2 million. Scheduled maturities of certificates of deposit during the 12 months following June 30, 1997 totaled $57.5 million as of June 30, 1997. Management believes Gulf West has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded within the next twelve months and, if so desired, that it can adjust the rates on certificates of deposit to retain deposits in a changing interest-rate environment.

         During the year ended December 31, 1996, Gulf West's primary sources of funds consisted of principal payments on loans and investment securities, proceeds from sales and maturities of securities available for sale and net increases in deposits. Gulf West used its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1996, Gulf West had commitments to originate loans totaling $7.6 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 1996 totaled $53.2 million as of December 31, 1996.

         The following table sets forth the carrying value of Gulf West's investment portfolio as of the dates indicated (in thousands):

                                                                 AT DECEMBER 31,
                                                             --------------------
                                                               1996         1995
                                                               ----         ----
  Securities available for sale:
     U.S. agency obligations.............................    $ 1,008        5,900
     Municipal obligations...............................        699          700
     U.S. Treasury securities............................     15,967       10,966
     Mortgage-backed securities..........................     22,557       15,923
                                                             -------       ------

       Total available for sale..........................    $40,231       33,489
                                                             =======       ======

         The following table sets forth, by maturity distribution, certain information pertaining to the investment securities portfolio at December 31, 1996 (dollars in thousands):

                                                       AFTER ONE YEAR     AFTER FIVE YEARS
                                    ONE YEAR OR LESS    TO FIVE YEAR        TO TEN YEARS      AFTER TEN YEARS          TOTAL
                                   -----------------  -----------------   ----------------   -----------------  ------------------
                                   CARRYING  AVERAGE  CARRYING  AVERAGE   CARRYING AVERAGE   CARRYING  AVERAGE  CARRYING   AVERAGE
                                     VALUE    YIELD     VALUE    YIELD     VALUE    YIELD      VALUE    YIELD     VALUE     YIELD
                                   --------  -------  --------  -------   -------- -------   --------  -------  --------   -------
DECEMBER 31, 1996:
U.S. agency
  obligations ..................    $   --      --%    $ 1,008    7.00%    $   --      --%    $   --      --%    $ 1,008    7.00%
Municipal
  obligations ..................       350    5.39         249    5.67        100    6.28         --      --         699    5.62
U.S. Treasury
  securities ...................     2,507    5.63      13,460    5.72         --      --         --      --      15,967    5.70
Mortgage-backed
  securities ...................     2,462    7.08       9,454    7.08      4,738    7.08      5,903    7.08      22,557    7.08
                                    ------    ----     -------    ----     ------    ----     ------    ----     -------    ----

  Total ........................    $5,319    6.28%    $24,171    6.30%    $4,838    7.06%    $5,903    7.08%    $40,231    6.51%
                                    ======    ====     =======    ====     ======    ====     ======    ====     =======    ====

REGULATORY CAPITAL REQUIREMENTS

         Under FDIC regulations, Mercantile is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity.

         Quantitative measures established by regulation to ensure capital adequacy require Mercantile to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 1997, that Mercantile meets all capital adequacy requirements to which it is subject.

         As of June 30, 1997, the most recent notification from the state and federal regulators categorized Mercantile as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Mercantile's category.

         The following table summarizes the FDIC's capital requirements for
Mercantile:


                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                         FOR CAPITAL            PROMPT CORRECTIVE
                                                  ACTUAL              ADEQUACY PURPOSES:        ACTION PROVISIONS:
                                          ---------------------      -------------------       --------------------
                                           AMOUNT         RATIO      AMOUNT        RATIO       AMOUNT         RATIO
                                           ------         -----      ------        -----       ------         -----
                                                                    (DOLLARS IN THOUSANDS)
AT JUNE 30, 1997:
     Total Capital
       (to Risk-Weighted Assets).......   $14,437         11.7%      $9,835         8.0%      $12,294          10.0%
     Tier I Capital
       (to Risk-Weighted Assets).......    13,022         10.6        4,918         4.0         7,376           6.0
     Tier I Capital
       (to Average Assets).............    13,022          7.1        7,354         4.0         9,192           5.0

AT DECEMBER 31, 1996:
     Total Capital
       (to Risk-Weighted Assets).......    13,719         11.4%       9,664         8.0%       12,079          10.0%
     Tier I Capital
       (to Risk-Weighted Assets).......    12,535         10.4        4,832         4.0         7,248           6.0
     Tier I Capital
       (to Average Assets).............    12,535          7.7        6,495         4.0         8,118           5.0


ASSET AND LIABILITY MANAGEMENT

         As part of its asset and liability management, Gulf West has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing Gulf West's earnings. Management believes that these processes and procedures provide Gulf West with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

         Since gap analysis does not take into account the probability that potential maturities or repricings of interest-rate sensitive assets and liabilities will occur, or the relative magnitude of the repricings, Gulf West also uses an industry standard computer modeling system to perform "Income Simulation Analysis." Income simulation analysis captures not only the potential of assets and liabilities to mature or reprice but the probability that they will do so. In addition, income simulation analysis attends to the relative sensitivities of balance sheet items and projects their behavior over an extended period of time and permits management to assess the probable effects on balance sheet items of not only changes in market interest rates but also of proposed strategies for responding to such changes.

         On a quarterly basis, management of Gulf West performs an income simulation analysis to determine the projected effect on net interest income of both a 200 basis point increase and a 200 basis point decrease in the level of interest rates. These scenarios assume that the 200 basis point rate changes occur in even monthly increments over twelve months and then hold constant for an additional twelve months. The volatility of net interest income over this twenty-four month period in both an up and down rate scenario is measured by reference to the levels of such income in a flat rate scenario.

Gulf West has established guidelines for the acceptable volatility of net interest income for the twenty-four month period and management institutes appropriate strategies designed to keep the volatility levels within those guidelines.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, Gulf West's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of:
(i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

         Gulf West has also maintained a relatively large portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1996, 8% of Gulf West's total assets consisted of cash and short-term U.S. Government securities maturing in one year or less. Furthermore, as of such date, the Company's liquidity ratio was 32.3%.

         Gulf West also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of Gulf West's core deposit strategy is demonstrated by the stability and growth of its demand accounts, money-market deposit accounts, savings accounts and NOW accounts, which totaled $77.3 million, representing 51.8% of total deposits at December 31, 1996. Management anticipates that these accounts will increase and in the future comprise a significant portion of its deposit base.

         As of December 31, 1996, Gulf West's one-year negative interest-rate sensitivity gap in dollars was $56.7 million. Although management believes that the implementation of the foregoing strategies has reduced the potential adverse effects of changes in interest rates on Gulf West's results of operations, any substantial and prolonged increase in market rates of interest could have an adverse impact on Gulf West's results of operations. As discussed above, on a quarterly basis management performs an income simulation analysis to measure the volatility of Gulf West's projected net interest income when subjected to 200 basis point interest rate shocks. As a result of this simulation analysis, management believes that its present gap position is appropriate for the current interest rate environment and that a negative gap will continue in the one year time period.

         The following table sets forth certain information relating to Gulf West's interest-earning assets and interest- bearing liabilities at December 31, 1996 that are estimated to mature or are scheduled to reprice within the period shown.

                                                                                       MORE
                                                                                     THAN ONE
                                                                         ONE          YEAR TO    MORE THAN
                                                                         YEAR       FIVE YEARS   FIVE YEARS     TOTAL
                                                                         ----       ----------   ----------     -----
                                                                                       ($ IN THOUSANDS)
Loans (1),(2):
    Adjustable rate.................................................    $ 43,093        45,135       800        89,028
    Fixed rate......................................................       1,323         5,201     3,881        10,405
    Consumer and other loans........................................       5,642         6,391     2,599        14,632
                                                                        --------        ------    ------       -------
         Total loans................................................      50,058        56,727     7,280       114,065

Investments (3),(4).................................................       6,213        17,261    20,113        43,587
                                                                        --------        ------    ------       -------
         Total rate-sensitive assets................................      56,271        73,988    27,393       157,652
                                                                        --------        ------    ------       -------

Deposit accounts (5):
    Savings and NOW.................................................      33,733             -         -        33,733
    Money market....................................................      13,976             -         -        13,976
    Time deposits...................................................      53,163        18,832        30        72,025
                                                                        --------        ------    ------       -------
Total deposit accounts..............................................     100,872        18,832        30       119,734

Other borrowings....................................................      12,047             -         -        12,047
                                                                        --------        ------    ------       -------
         Total rate-sensitive liabilities...........................     112,919        18,832        30       131,781
                                                                        --------        ------    ------       -------

Gap (repricing differences).........................................    $(56,648)       55,156    27,363        25,871
                                                                        ========        ======    ======       =======

Cumulative GAP......................................................     (56,648)       (1,492)   25,871
                                                                        ========        ======    ======

Cumulative GAP/total assets.........................................      (32.40)%        (.85)%   14.80%
                                                                        ========        ======    ======

-------------------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.

(2)      Includes nonaccrual loans.

(3) Investments are scheduled according to their respective repricing and maturity dates.

(4)      Includes federal funds sold.

(5) NOW accounts and savings accounts are regarded as readily accessible withdrawable accounts. All other time accounts are scheduled according to their respective maturity dates.

         The following table reflects the contractual principal repayments by period of Gulf West's loan portfolio at December 31, 1996.

                                                                             RESIDENTIAL
                 YEARS ENDING                                 COMMERCIAL      MORTGAGE          CONSUMER
                 DECEMBER 31,                                   LOANS           LOANS             LOANS           TOTAL
                 ------------                                   -----           -----             -----           -----
                                                                               (DOLLARS IN THOUSANDS)
                1997........................................  $ 21,449            605            2,619             24,673
                1998........................................     8,048            817            2,163             11,028
                1999........................................     6,068            662            1,996              8,726
                2000-2001...................................    10,718          1,635            2,855             15,208
                2002-2003...................................     6,782          1,200              617              8,599
                2004-2011...................................    28,311          6,736              344             35,391
                Thereafter..................................       -           10,440              -               10,440
                                                              --------         ------           ------            -------

                     Total..................................  $ 81,376         22,095           10,594            114,065
                                                              ========         ======           ======            =======

         The following table displays loan originations by type of loan and principal reductions during the periods indicated:

                                                                                                           YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                      ------------------
                                                                                                       1996        1995
                                                                                                       ----        ----
                                                                                                         (IN THOUSANDS)
    Originations:
         Commercial loans........................................................................      $ 12,543       8,030
         Commercial real estate loans............................................................        49,234      18,342
         Residential real estate.................................................................         3,125       2,314
         Consumer loans..........................................................................         9,689       8,979
                                                                                                       --------      ------
               Total loans originated............................................................        74,591      37,665

    Principal reductions.........................................................................       (35,180)    (27,070)
                                                                                                       --------     -------

               Increase in gross loans...........................................................      $ 39,411      10,595
                                                                                                       ========     =======


         The following table sets forth information concerning Gulf West's loan portfolio by type of loan at the dates indicated.

                                                                       AT DECEMBER 31,
                                                        --------------------------------------------
                                                              1996                        1995
                                                        --------------------------------------------
                                                                       % OF                     % OF
                                                           AMOUNT     TOTAL        AMOUNT      TOTAL
                                                           ------     -----        ------      -----
                                                                  (DOLLARS IN THOUSANDS)
        Commercial loans............................     $  18,169      15.9%     $ 14,531      19.5%
        Commercial real estate loans................        63,207      55.4        27,772      37.2
        Residential real estate loans...............        22,095      19.4        24,949      33.4
        Consumer loans..............................        10,594       9.3         7,402       9.9
                                                         ---------     -----      --------     -----
            Total loans.............................       114,065     100.0%       74,654     100.0%
                                                                       =====                   =====
        Less:
          Deferred loan fees........................          (221)                   (134)
          Allowance for loan losses.................        (1,184)                   (830)
                                                           -------                  ------

            Loans, net..............................     $ 112,660                $ 73,690
                                                         =========                ========

The following table shows the distribution of, and certain other information relating to, deposit accounts by type:

                                                                                              AT DECEMBER 31,
                                                                         -----------------------------------------------------
                                                                                       1996                       1995
                                                                         -----------------------------------------------------
                                                                                              % OF                      % OF
                                                                                 AMOUNT     DEPOSIT        AMOUNT      DEPOSIT
                                                                                 ------     -------        ------      -------
                                                                                          (DOLLARS IN THOUSANDS)
Demand deposits..........................................................      $  29,601       19.8%     $  20,106       18.4%
Savings and NOW deposits.................................................         33,733       22.6         25,754       23.6
Money-market deposits....................................................         13,976        9.4         11,530       10.6
Time deposits............................................................         72,025       48.2         51,802       47.4
                                                                               ---------      -----      ---------      -----

Total deposits...........................................................      $ 149,335      100.0%     $ 109,192      100.0%
                                                                               ==========     =====      =========      =====

Jumbo certificates ($100,000 and over) mature as follows:

                                                                          AT DECEMBER 31,
                                                                          ---------------
                                                                               1996
                                                                               ----
                                                                          (IN THOUSANDS)

        Due three months or less...........................................  $  7,357
        Due over three months to one year..................................    10,385
        Due over one year..................................................     4,938
                                                                             --------
                                                                             $ 22,680
                                                                             ========

The scheduled maturities of time deposits are as follows:

                                                                           AT DECEMBER 31,
                                                                           ---------------
                                                                                 1996
                                                                                 ----
                                                                           (IN THOUSANDS)
          Due in one year or less..........................................  $ 53,170
          Due in more than one but less than three years...................    16,696
          Due in more than three but less than five years..................     2,159
          Due in over five years...........................................         0
                                                                             --------
                                                                             $ 72,025
                                                                             ========

         The following table sets forth the net deposit flows of Gulf West during the periods indicated:

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                ------------
                                                                             1996          1995
                                                                             ----          ----
                                                                               (IN THOUSANDS)
    Net increase before interest credited...........................       $ 35,508        9,075
    Net credited....................................................          4,635        3,745
                                                                           --------       ------
       Net deposit increase.........................................       $ 40,143       12,820
                                                                           ========       ======


         The following table shows the average amount of and the average rate paid on each of the following interest-bearing deposit account categories during the periods indicated:

                                            1996                   1995
                                      ------------------    ------------------
                                      AVERAGE    AVERAGE    AVERAGE    AVERAGE
                                      BALANCE     YIELD     BALANCE     YIELD
                                      -------     -----     -------     -----
                                                (DOLLARS IN THOUSANDS)
Savings and NOW deposits ..........   $ 28,219     2.88%   $21,501    3.00%
Money-market deposits .............     11,716     2.70     10,068    3.02
Time deposits .....................     61,226     5.32     50,245    5.31
                                      --------     ----    -------    ----
 Total interest-bearing deposits..    $101,161     4.34%   $81,814    4.42%
                                      ========     ====    =======    ====

             COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1996

GENERAL

         Net earnings for the six months ended June 30, 1997 were $456,000 or $.14 per share compared to net earnings of $294,000 or $.09 per share for the six months ended June 30, 1996. This increase in Gulf West's net earnings was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses, provision for loan losses and income taxes.

INTEREST INCOME AND EXPENSE

         Interest income increased from $4.9 million for the six months ended June 30, 1996 to $6.8 million for the six months ended June 30, 1997. Interest income on loans increased $1.4 million due an increase in the average loan portfolio balance from $79.7 million for the six-month period ended June 30, 1996 to $112.0 million for the six-month period ended June 30, 1997, partially offset by a decrease in the weighted-average yield earned on the portfolio. Interest on investment securities increased $613,000 due to an increase in the average yield earned from 6.0% in 1996 to 6.5% in 1997, as well as an increase in the average investment securities portfolio to $44.2 million in 1997 from $27.2 million in 1996. Interest on other interest-earning assets decreased $40,000 due to a decrease in average other interest-earning assets from $9.0 million in 1996 to $7.5 million in 1997.

         Interest expense increased to $3.0 million for the six months ended June 30, 1997 from $2.0 million for the six months ended June 30, 1996. Interest expense on deposit accounts increased primarily due to an increase in average interest-bearing deposit balances from $90.7 million during the six months ended June 30, 1996 to $124.9 million for the comparable period in 1997. Interest expense on other borrowings increased $190,000 from $96,000 to $286,000 primarily due to an increase in average borrowings from $3.7 million in 1996 to $10.7 million in 1997 as well as an increase in average rates. The average cost of all interest-bearing liabilities increased from 4.3% for the six months ended June 30, 1996 to 4.5% for the six months ended June 30, 1997.

PROVISION FOR LOAN LOSSES

         The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Mercantile, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Mercantile's market areas, and other factors related to the collectibility of Mercantile's loan portfolio. The provision increased from $91,000 for the six months ended June 30, 1996 to $240,000 for the six months ended June 30, 1997. Management believes that the allowance for loan losses of $1,415,000 is adequate at June 30, 1997.

NONINTEREST INCOME

         Total noninterest income increased $373,000 for the six months ended June 30, 1997 compared to the 1996 period, principally from an increase in leasing fees due to the acquisition of Liberty Leasing on September 1, 1996 and service fees on deposits.

NONINTEREST EXPENSE

         Total noninterest expense increased $987,000 to $3.8 million for the six months ended June 30, 1997 from $2.8 million for the six months ended June 30, 1996, primarily due to an increase in salaries and employee benefits and occupancy expense relating to additional banking offices opened in 1996 and 1997.

              COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

GENERAL

         Net earnings for the year ended December 31, 1996 were $314,000 or $.10 per share compared to $708,000 or $.25 per share for the year ended December 31, 1995. This decrease in Gulf West's net earnings was primarily due to an increase in noninterest expenses, including the one-time SAIF special assessment, partially offset by an increase in net interest income and noninterest income as well as a decrease in income taxes.

INTEREST INCOME AND EXPENSE

         Interest income increased by $2.4 million from $8.4 million for the year ended December 31, 1995 to $10.8 million for the year ended December 31, 1996. Interest income on loans increased $1.9 million due an increase in the average loan portfolio balance from $65.7 million for the year ended December 31, 1995 to $87.0 million for 1996, partially offset by a decrease in the weighted average yield from 9.6% in 1995 to 9.5% in 1996. Interest on securities increased $244,000 due to an increase in the average securities balance from $29.6 million in 1995 to $33.4 million in 1996, as well as an increase in average yield from 6.2% in 1995 to 6.3% in 1996. Interest on other interest-earning assets increased $207,000 primarily due to an increase from $4.7 million in average other interest-earning assets in 1995 to $9.1 million in 1996, partially offset by a decrease in weighted average yield.

         Interest expense increased to $4.7 million for the year ended December 31, 1996 from $3.7 million for the year ended December 31, 1995. Interest expense on deposit accounts and other borrowings increased because of a $22.7 million increase in the average balance, which was only partially offset by a decrease of 8 basis points in the average yield paid on deposits and other borrowings.

PROVISION FOR LOAN LOSSES

         The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Mercantile, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Mercantile's market areas, and other factors related to the collectibility of Mercantile's loan portfolio. The provision increased from $240,000 for the year ended December 31, 1995 to $401,000 for the year ended December 31, 1996. Management believes that the allowance for loan loss of $1,184,000 is adequate at December 31, 1996.

NONINTEREST INCOME

         Total noninterest income increased $182,000 for the year ended December 31, 1996 compared to 1995 primarily from an increase in leasing fees due to the acquisition of Liberty Leasing on September 1, 1996 and commissions, service fees on deposit accounts and other income.

NONINTEREST EXPENSE

         Total noninterest expense increased $2.1 million for the year ended December 31, 1996 compared to 1995, primarily due to an increase in employee compensation and benefits, occupancy and equipment expenses, the SAIF special assessment, as well as other expenses. The increase in compensation and occupancy expense was related to new banking offices opened during 1996.

                    IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Gulf West are monetary in nature. As a result, interest rates have a more significant impact on Mercantile's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         FUTURE ACCOUNTING REQUIREMENTS

         The FASB has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement specifies the computation, presentation and disclosure requirements for net earnings per share for entities with publicly-held common stock. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997 and upon adoption, all prior period net earnings per share data presented will be restated to conform with SFAS 128.

                           SUPERVISION AND REGULATION

         Mercantile and Gulf West are subject to a number of statutes and regulations affecting financial institutions. These laws and regulations are intended to protect depositors, not stockholders. The following excerpts of certain material statutes and regulations are meant to be illustrative and do not purport to include all laws and regulations to which Mercantile and Gulf West are subject. Such summaries are qualified in their entirety by reference to such statutes and regulations. Any change in applicable laws or regulations may have a material effect on the business and prospects of Gulf West or Mercantile. Gulf West and Mercantile are unable to predict the nature or the extent of the effect on its business and earnings that monetary policies, economic control, or new federal or state legislation may have in the future.

SUPERVISION AND REGULATION OF GULF WEST

         FEDERAL LAW. The Bank Holding Company Act of 1956. As a bank holding company, Gulf West is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Gulf West must file annual reports with the Federal Reserve and provide the Federal Reserve with such other information and reports as the Federal Reserve may request from time to time. The Federal Reserve is also authorized to conduct examinations of Gulf West and each of its subsidiaries, including Mercantile.

         Under the BHCA, prior approval of the Federal Reserve will be required for any acquisition by Gulf West of more than 5% of the stock of any other bank or bank holding company, or for merging or consolidating with another bank holding company. Gulf West, except as noted below, is also prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company which is not a bank, including any foreign company, and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Under Federal Reserve regulations applicable to Gulf West, after registration of its Common Stock under the Exchange Act control will be rebuttably presumed to exist if a person acquires at least 10% of the outstanding shares of any class of voting securities of Gulf West. Gulf West may, however, with Federal Reserve approval, engage in, and may own shares of companies engaged in, certain activities found by the Federal Reserve to be "so closely related to banking or managing or controlling banks as to be a proper incident thereto".

         To date, the Federal Reserve has stated that the following activities, among others, come within the above-quoted standard under certain limitations set out more fully in Regulation Y: (1) making or acquiring, for its own account or for the account of others, loans and other extensions of credit such as would be made, for example, by a mortgage, finance, credit card or factoring company; (2) operating an industrial bank, Morris Plan bank or industrial loan company; (3) servicing loans and other extensions of credit for any person; (4) performing or carrying on any of the activities that may be performed or carried on by a trust company; (5) acting as investment or financial adviser for a mortgage investment or real estate investment trust or for a registered investment company, providing general financial advice to state and local governments; (6) leasing personal property and real estate, or acting as agent, broker or adviser in connection therewith, where the lease serves as the functional equivalent of an extension of credit to the lessee of the property and the transaction meets certain other specified criteria; (7) making equity and debt investments designed primarily to promote community welfare; (8) providing bookkeeping or data processing services for the bank holding company and its subsidiaries or storing and processing certain other banking, financial or related economic data; (9) acting as insurance agent or broker with respect to any insurance for the bank holding company and its subsidiaries or with respect to certain types of insurance written in connection with the extension of credit by the bank or bank-related subsidiaries of the bank holding company or written under certain other circumstances; (10) acting as an underwriter for credit life insurance and credit accident and health insurance which is directly related to extension of credit by the bank holding company system;
(11) providing courier services for certain purposes; (12) providing management consulting advice to nonaffiliated banks under specified conditions; (13) selling at retail money orders, travelers checks and United States savings bonds; (14) performing appraisals of real property; (15) acting as intermediary for the financing of commercial or industrial income-producing real estate in certain large transactions; (16) providing securities brokerage services, related securities credit activities and incidental activities; (17) underwriting and dealing in obligations of the United States, general obligations of the state and their political subdivisions and certain other obligations; (18) providing general information and forecasting with respect to foreign exchange markets and certain transaction service with respect to foreign exchange; (19) acting as a futures commission merchant for nonaffiliated persons in the execution and clearing on major commodity exchanges of futures contracts and options on futures contracts for certain monetary instruments; (20) providing investment advice as a futures commissions merchant or as a commodity trading adviser with respect to certain monetary instruments; (21) providing advice, educational courses and instruction materials to consumers on individual financial management matters; (22) providing individual businesses and nonprofit organization tax planning and tax preparation services; (23) authorizing subscribing merchants to accept personal checks tendered by the merchants' customers in payment of goods and services and purchasing from the merchant validly authorized checks that are subsequently dishonored; (24) collecting overdue accounts receivable for third parties and maintaining files on the past credit histories on consumers and providing that information to a credit grantor who is considering a borrower's application for credit; and (25) owning, controlling or operating a savings association, if the savings association engages only in deposit-taking activities and lending and other activities which are permissible for bank holding companies.

         In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHCA does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA").

         Under Federal Reserve policy, bank holding companies are expected to act as a sources of financial strength to, and to commit resources to support, their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the holding company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

         The Federal Deposit Insurance Corporation Improvement Act of 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") establishes several requirements and restrictions applicable to insured banks that are deemed to be "undercapitalized." These provisions also affect bank holding companies that control undercapitalized banks. Among these provisions are restrictions on capital distributions, including dividend payments, restrictions on asset growth, the establishment of branch offices and merger and acquisition transactions, as well as provisions requiring bank holding companies to guarantee the capital adequacy of certain subsidiary banks and the divestiture of both bank and nonbank subsidiaries by bank holding companies in certain circumstances.

         The Financial Institution Reform, Recovery and Enforcement Act of 1989. The Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA") generally allows bank holding companies to acquire healthy savings and loan associations as well as failed or failing savings and loan associations. However, FIRREA also provides for a cross guarantee which may require a multi-bank holding company to indemnify the Federal Deposit Insurance fund against losses it incurs with respect to such company's affiliated banks, effectively making a bank holding company's equity investment in healthy bank subsidiaries available to the FDIC to assist the company's failing or failed bank subsidiaries.

         FIRREA also grants regulatory agencies the ability to levy expanded civil and criminal penalties against certain "institution- affiliated parties" who cause or are likely to cause material financial loss to or a significant adverse effect on a regulated institution or who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in an unsafe or unsound practice. Institution-affiliated parties are defined to include management, employees, and agents of a financial institution, independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports, the filing of false or misleading information, or the submission of inaccurate reports. Civil penalties may be as high as $1 million a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, FIRREA expands the appropriate banking agencies' power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         FLORIDA LAW. The provisions of the Florida Business Corporation Act apply to Gulf West.

         The Regional Reciprocal Bank Act of 1984 (Florida Statutes, Section 658.295) allows regional interstate banking by permitting banking organizations in certain Southeastern states (Alabama, Arkansas, Florida, Georgia, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, West Virginia and the District of Columbia) to acquire Florida banking organizations if Florida banking associations are allowed to acquire banking organizations in their states. As a result of this legislation, banking organizations in other states have entered the Florida market through acquisitions of Florida institutions.

         The Regional Reciprocal Bank Act of 1984 was repealed effective May 1, 1995, and was replaced with the Florida Reciprocal Banking Act (Florida Statutes, Section 658.295) (the "Act"). The Act permits entry into Florida by an out-of-state bank holding company only by acquisition of a Florida bank or a Florida bank holding company (except that an out-of-state bank holding company may acquire all or substantially all of the shares of a bank organized solely for the purpose of facilitating the acquisition of a bank which has been in existence and continuously operated as a bank for more than three years) if the approval of the Department, is obtained. The term "out-of-state bank holding company" means a bank holding company that has its principal place of business in a state other than Florida or the District of Columbia. The term "Florida bank" means a bank that is organized under the laws of Florida or the United States and that has banking offices located only in Florida. The term "Florida bank holding company" means a bank holding company that has its principal place of business in Florida and which is not controlled by an out-of-state bank holding company.

         The foregoing approval need not be obtained by a bank holding company that controlled a Florida bank or Florida bank holding company subsidiary that was acquired before May 14, 1994 and that was not acquired in a transaction involving assistance by the Federal Deposit Insurance Corporation and under certain other circumstances specified in the Act.

         The Act gives the Department power to enforce the prohibitions of the Act through the imposition of fines and penalties, the issuance of cease and desist orders, injunctions, divestiture orders, and such other remedies as are provided by law.

         GLASS-STEAGALL ACT. Gulf West is restricted in its activities by the provisions of the Glass-Steagall Act, which prohibits Gulf West from engaging as principal in the issue, flotation, underwriting, public sale, or distribution of securities. The interpretation, scope and application of the provisions of the Glass-Steagall Act currently are being considered and reviewed by regulators and legislators and the interpretation and application of certain of those provisions have been challenged in the federal courts.

SUPERVISION AND REGULATION OF MERCANTILE

         Mercantile is organized as a Florida-chartered commercial bank and its operations are primarily subject to supervision and regulation by the State of Florida and as a non-member bank, the FDIC. Florida and federal regulations include requirements for the maintenance of reserves against deposits, as well as restrictions relating to loans, investments, payment of dividends, branching, and other activities. Accordingly, the Department and the FDIC conduct regular examinations of Mercantile, reviewing the adequacy of the loan loss reserves, quality of loans and investments, liquidity, propriety of management practices, compliance with laws and regulations, and other aspects of the Mercantile's operations. In addition to these regular examinations, Mercantile must furnish to the FDIC quarterly reports containing detailed financial statements and schedules.

         THE FDIC. Mercantile is subject to deposit insurance assessments. The FDIC establishes rates for the payment of premiums by federally insured banks and savings associations for deposit insurance. A Bank Insurance Fund ("BIF") is maintained for commercial banks and a Savings Association Insurance Fund ("SAIF") is maintained for savings associations. Although Mercantile is a commercial bank, its deposits of up to $100,000 (the maximum amount currently permitted by law) for each account holder are insured by SAIF because Mercantile was originally incorporated as a federal savings association. In September of 1992, the FDIC adopted regulations which established, beginning in 1993, a risk-based deposit insurance premium system for all insured depository institutions, including Mercantile. Under those regulations, institutions are divided into three groups--well capitalized, adequately capitalized, and under-capitalized--based on criteria consistent with those established pursuant to the prompt corrective action provisions of the FDICIA. Each of these groups is further divided into three subgroups, based on a subjective evaluation of risk to the insurance fund posed by the institution. Insurance premium rates are then established for each of the nine categories with the lowest rate being charged to those institutions that are well-capitalized and are considered to pose little or no risk to the insurance fund. From January, 1993 to October, 1996, the premiums ranged from 23 to 31 basis points per $100 of insured deposits. Mercantile's premium during this time period was equal to the lowest rate of 23 basis points per $100 of insured deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was enacted which, among other things, placed a special assessment on all SAIF insured deposits for the purpose of recapitalizing the SAIF fund to the targeted reserve ratio of 1.25% of insured deposits. Mercantile's portion of this assessment was $470,111 and was paid in September, 1996. As a result of the SAIF recapitalization, the FDIC was able to lower premium assessment rates while simultaneously widening the spread between the lowest and highest rates to improve the effectiveness of the FDIC's risk based premium system. For the last quarter of 1996 and for calendar year 1997, the highest premium rate is 27 basis points per $100 of insured deposits while the well-capitalized, lowest risk institutions pay no premium. Mercantile paid no SAIF premium for the last quarter of 1996 and likewise is not being assessed a premium in 1997. Another provision of the Deposit Insurance Funds Act of 1996 was to separate, effective January 1, 1997, the Financing Corporation (the "FICO") assessment to service the interest on its bond obligations from the SAIF assessment. Starting on that date, the amount assessed individual institutions by the FICO will be in addition to the amount paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. The Act established the FICO rate on BIF assessable deposits to be one-fifth the rate on SAIF assessable deposits until January 1, 2000, or the funds are merged, whichever occurs first. The FDIC may change the rates quarterly to reflect changes in the assessment bases for the BIF and the SAIF. For the first six months of 1997, the FICO assessment rate for SAIF assessable deposits was
6.48 basis points annually and 1.30 basis points for BIF assessable deposits.

         Federal and Florida banking laws and regulations govern all areas of the operations of Mercantile, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends, liquidity requirements and establishment of branches. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions, and take other steps intended to prevent Mercantile from engaging in unsafe or unsound practices. SAIF insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding that an institution has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. When conditions warrant, the FDIC may impose less severe sanctions as an alternative to termination of insurance. Management of Mercantile does not know of any present condition pursuant to which the FDIC would seek to impose sanctions on Mercantile or terminate insurance of its deposits.

         Mercantile also is subject to the provisions of the CRA. Under the CRA, Mercantile has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire communities, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit Mercantile's discretion to develop the types of products and services that it believes are best suited to its particular communities, consistent with the CRA. The CRA requires the appropriate federal bank regulatory agency (in the case of Mercantile, the FDIC), in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank. The FDIC's assessment of Mercantile's record is made available to the public. Further, such assessment is required whenever Mercantile applies to, among other things, establish a new branch that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets of or assume the liabilities of, a federally-regulated financial institution. Mercantile received a "Satisfactory" CRA rating in its most recent examination.

         In April 1995, the federal banking agencies adopted amendments revising their CRA regulations, with a phase-in schedule applicable to various provisions. Among other things, the amended CRA regulations, which became effective on July 1, 1997, substitute for the prior process-based assessment factors a new evaluation system that will rate an institution based on its actual performance in meeting community needs. In particular, the system will focus on three tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects; and (iii) a service test, to evaluate the institution's delivery of services through its branches and other offices. The amended CRA regulations also clarify how an institution's CRA performance will be considered in the application process. Mercantile does not anticipate that the revised CRA regulations will have any material impact on Mercantile's operations or that they will have any impact on Mercantile's CRA rating.

         LOANS, INTEREST RATES AND CONSUMER SERVICES. Interest and certain other charges collected or contracted for by Mercantile are subject to state usury laws and certain federal laws concerning interest rates. Mercantile's loan operations are also subject to federal laws applicable to credit transactions, such as the Federal Truth-in-Lending Act governing disclosures of credit terms to consumer borrowers, the CRA requiring financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low and moderate income borrowers, the Home Mortgage Disclosure Act providing information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Practices Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of Mercantile are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services, and the Truth-in-Savings Act which governs disclosure of the fees and yields upon deposit accounts with Mercantile. All of the services provided by Mercantile to its customers are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with the administrative subpoenas of financial records.

         INTEREST RATE RISK AND GOVERNMENTAL MONETARY POLICY. The earnings of Gulf West and Mercantile can be significantly affected by the policies of the Federal Reserve Board, which regulates the money supply in order to mitigate recessionary and inflationary pressures in the United States economy. Among the techniques used to implement these objectives are open market operations in United States government securities, changes in the rates paid by banks on bank borrowings, changes in reserve requirements against bank deposits, and limitations on interest rates which banks may pay on time and savings deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits and their use also may affect interest rates charged on loans or paid for deposits. The nature of future monetary policies and the effect of such policies on the future business and earnings of Mercantile and Gulf West cannot be predicted accurately.

         The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past, and are expected to do so in the future. Controls on interest rates paid by banks on deposits and the types of deposits that may be offered by banks are also important. The authority of the Depository Institutions Deregulation Committee ("DIDC"), created by Congress in 1980 to set ceilings on time, savings and NOW accounts, expired on March 31, 1986, and has left the prohibition of payment of interest on demand deposits as the only regulatory deposit-rate constraint. The effect of the deregulation of deposit interest rates has been to make banks' costs of funds, and thus their profits and liquidity, more sensitive to fluctuations in money market rates.

PAYMENT OF DIVIDENDS

         As a Florida-chartered commercial bank, Mercantile is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years.

         Under Federal law, if, in the opinion of the federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such regulation may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Prompt Corrective Action regulations adopted by the federal banking agencies in December 1992, a depository institution may not pay any dividend to its holding company if payment would cause it to become undercapitalized or if it already is undercapitalized.

         Due to Mercantile's anticipated continued growth and management's intent to maintain certain regulatory capital levels, dividend payments on the Gulf West Common Stock are not expected in the foreseeable future.

RISK BASED CAPITAL REGULATIONS

         Gulf West and Mercantile are required to comply with the capital adequacy standards established by the Federal Reserve (for Gulf West), and the FDIC (for Mercantile). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guidelines for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off- balance- sheet items, such as standby letters of credit) is 8%. At least half of Total Capital (i.e., 4% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

FEDERAL RESERVE SYSTEM

         The Federal Reserve regulations require banks to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The new Federal Reserve regulations effective April 1, 1997, generally require that reserves be maintained against aggregate transaction accounts as follows: (i) for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3.0%; and (ii) for accounts greater than $49.3 million, the reserve requirement is $1.5 million plus 10.0% (subject to adjustment by the Federal Reserve between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. Mercantile anticipates that it will be in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the Department. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce Mercantile's interest-earning assets.

LIQUIDITY

         Under Florida banking regulations, Mercantile is required to maintain a daily liquidity position equal to at least 15 percent of its total transaction accounts and eight percent of its total nontransaction accounts, less those deposits of public funds for which security has been pledged as provided by law. Mercantile may satisfy its liquidity requirements with cash on hand (including cash items in process of collection), deposits held with the Federal Reserve, demand deposits due from correspondent banks, Federal funds sold, interest-bearing deposits maturing in 31 days or less and the market value of certain unencumbered, rated, investment- grade securities and securities issued by Florida or any county, municipality or other political subdivision within the State. The FDIC also reviews Mercantile's liquidity position as part of its examination and imposes similar requirements on Mercantile. Any Florida-chartered commercial bank that fails to comply with its liquidity requirements generally may not further diminish liquidity either by making any new loans (other than by discounting or purchasing bills of exchange payable at sight) or by paying dividends. At June 30, 1997, Mercantile's net liquid assets exceeded the minimum amount required under the applicable Florida regulations.

MONETARY POLICY AND ECONOMIC CONTROLS

         The banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment and short- and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Mercantile cannot be predicted.

OTHER REGULATORY LIMITATIONS. Mercantile, Liberty and Gulf West are "affiliates" within the meaning of the Federal Reserve Act. As such, the amount of loans or extensions of credit which Mercantile may make to Gulf West and Liberty or to third parties secured by securities or obligations of Gulf West or Liberty are substantially limited by the Federal Reserve Act and the FDIC. Such acts further restrict the range of permissible transactions between a bank and an affiliated company.

RECENT LEGISLATION. In September 1994, Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Banking Act"), which allows the Federal Reserve Board (the "Board") to approve an application by a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the home state of such bank holding company, without regard to whether such transaction is prohibited under the law of any state. However, the Board may not approve an application that would have the effect of permitting an out-of-state bank holding company to acquire a bank in a host state that has not been in existence for the minimum period of time, if any, specified in the statutory law of the host state, unless the bank in question has been in existence for at least five years, in which case the Federal Reserve Board may approve the acquisition without regard to any longer minimum period of time specified in a statutory law of the host state. Under the Interstate Banking Act, the Board may not approve an application if (1) the applicant and certain affiliates control, or upon consummation of the acquisition would control, more than ten percent of the total amount of deposits of insured depository institutions in the United States; or (2) immediately before the acquisition the applicant (including certain affiliates) controls any insured depository institution or any branch of an insured depository institution in the home state of any bank to be acquired or in any host state in which any such bank maintains a branch and the applicant (including certain affiliates), upon consummation of the acquisition, would control thirty percent or more of the total amount of deposits of insured depository institutions in any such state.

         Notwithstanding the provisions discussed above, the Interstate Banking Act permits states to limit the percentage of the total amount of deposits of insured depository institutions in the state which may be held or controlled by any bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks, out-of-state bank holding companies, or subsidiaries of such banks or holding companies. The provisions discussed above became effective in September, 1995.

         The Interstate Banking Act also provides that, beginning June 1, 1997, the responsible agency may approve a merger transaction between insured banks with different home states, without regard to whether such transaction is prohibited under the law of any state, unless the transaction involves a bank the home state of which has enacted a law after the date of enactment of the Interstate Banking Act and before June 1, 1997, that (1) applies equally to all out-of-state banks; and (2) expressly prohibits merger transactions involving out-of-state banks. However, a merger transaction may be approved before June 1, 1997, if the home state of each bank involved in the transaction has in effect, as of the date of the approval of such transaction, a law that (1) applies equally to all out-of-state banks, and (2) expressly permits interstate merger transactions with all out-of-state banks. An interstate merger transaction may involve the acquisition of a branch of an insured bank without the acquisition of the bank only if the law of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank in such state without acquiring the bank. For this purpose the branch bank shall be treated as an insured bank the home state of which is the state in which the branch is located. Various other provisions of the Interstate Banking Act have the effect of facilitating mergers between insured banks with different home states and the opening of branches in states other than a bank's home state.

         The chances for enactment of legislation containing additional measures which would affect the ability of Mercantile of Gulf West to engage in various activities, or the possibility of elimination of burdensome regulations, in the future is at present uncertain.

REGULATION OF SALE OF SECURITIES

         Gulf West is subject to federal and state securities laws which regulate any sale of its securities. Accordingly, Gulf West must either register with the SEC and the securities regulators of the various states in which it offers such securities, or it must avail itself of an exemption from such registration under the applicable securities laws.

         THE FOREGOING IS AN ATTEMPT TO SUMMARIZE SOME OF THE RELEVANT LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES. IT DOES NOT, HOWEVER, PURPORT TO BE A COMPLETE SUMMARY OF ALL APPLICABLE LAWS, RULES AND REGULATIONS GOVERNING MERCANTILE AND GULF WEST.


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



                            MANAGEMENT OF GULF WEST

DIRECTORS AND EXECUTIVE OFFICERS

         The bylaws of Gulf West and Mercantile both provide that directors will be divided into three classes with the number of directors in each class being as nearly equal as possible. The terms of all members of one class expire in the same year and each class is elected for a three-year term. The members of the Board of Directors of Gulf West were all elected for the first time in 1994. All of the directors of Mercantile are directors of Gulf West. There are no arrangements or understandings between either Gulf West or Mercantile or any director or executive officer pursuant to which any such individual has been elected a director or executive officer of Gulf West or Mercantile. All executive officers of Gulf West and Mercantile hold office at the pleasure of their respective Boards of Directors. The following table sets forth the names of the directors and executive officers of Gulf West and Mercantile, their ages, and positions held by them with Gulf West and Mercantile.

                                          POSITION(S)              POSITION(S)                    DIRECTOR OF      TERM
NAME                             AGE      WITH GULF WEST           WITH MERCANTILE                BANK SINCE       EXPIRES (1)
----                             ---      --------------           ---------------                -----------      -----------
Robert A. Blakley                48       Vice President           Executive Vice President       N/A              N/A

Gordon W. Campbell               65       Chairman/President       Chairman/President             1990             2000

John Wm. Galbraith               76       Director                 N/A                            N/A              2000

Thomas M. Harris                 63       Director                 Director                       1986             1998

Algis Koncius                    52       Director                 Director                       1989             1999

Barry K. Miller                  49       Secretary/Treasurer      Executive Vice President/      N/A              N/A
                                                                   Secretary/Treasurer

Louis P. Ortiz, CPA              53       Director                 Director                       1986             1999

John C. Petagna, Jr.             48       Director                 Director                       1994             2000

P. N. Risser, III                56       Director                 Director                       1986             1999

Ross E. Roeder                   59       Director                 Director                       1995             1998

John T. Sica                     57       Vice President           Executive Vice President       N/A              N/A

Douglas Winton                   50       Vice President           Executive Vice President       N/A              N/A

         (1) To the extent any of the directors are directors of both Gulf West and Mercantile, the terms of their directorships are concurrent.

         Biographical information about the executive officers and directors of Mercantile and Gulf West is set forth below. All such information has been furnished to Gulf West by each such person.

         GORDON W. CAMPBELL has served as director of Gulf West, in the capacity of Chairman of the Board, and President of Gulf West since its inception and has served as Chairman of the Board and President of Mercantile since 1990. He was Chairman of SouthTrust Bank of Tampa (formerly Gulf/Bay
Bank) from 1985 to 1990, Vice Chairman of NCNB National Bank, Tampa from 1983-1984 and President and CEO of Exchange Bancorp of Tampa from 1974-1983.

         JOHN WM. GALBRAITH has served as director of Gulf West since its inception and served as a director of Mercantile from 1990 to 1996. He has been the President and owner of Galbraith Properties, Inc. since 1991, through which he conducts his personal investments. He was Chairman of Templeton Funds Management, Inc., a mutual funds management company located in St. Petersburg, Florida from 1974-1992, and was re-elected to the Board in 1995 and continues to serve as a director presently.

         THOMAS M. HARRIS has served as director of Gulf West since its inception and has served as a director of Mercantile since 1986. He has been a partner with the law firm of Harris, Barrett, Mann & Dew in St. Petersburg, Florida, since 1979.

         ALGIS KONCIUS has served as director of Gulf West since its inception and has served as a director of Mercantile since 1989. He has been the owner and President of Koncius Enterprises, a real estate investment company in Cincinnati, Ohio, since 1968.

         LOUIS P. ORTIZ, CPA has served as director of Gulf West since its inception and has served as a director of Mercantile since 1986. He has been a partner with the public accounting firm of McNulty, Garcia & Ortiz, P.A. located in St. Petersburg, Florida, since 1972.

         JOHN C. PETAGNA, JR. has served as director of Gulf West since its inception and began serving as a director of Mercantile in 1994. He has been the President of American Municipal Securities, Inc., an investment brokerage firm with headquarters in St. Petersburg, Florida, since 1980.

         P. N. RISSER, III has served as director of Gulf West since its inception and has been a director of Mercantile since 1986. Since 1975 he also has been the Chairman and Chief Executive Officer of Risser Oil Corporation which is involved in the petroleum industry with headquarters in Clearwater, Florida.

         ROSS E. ROEDER joined the Board of Gulf West and Mercantile in 1995. Mr. Roeder was Chairman and CEO of M.D.R., Inc., an international consulting group from 1980 to present. He is also Chairman of Morgan Kaufman Publishers, San Francisco, California; a director of Smart & Final Stores Corporation, Vernon, California; a director of HTI Technologies, Inc., St. Petersburg, Florida; a director of Henry Lee, Miami, Florida; a director of Chicos FAS, Inc., Ft. Myers, Florida; and a director of Port Stockton Foods, Stockton, California.

         BARRY K. MILLER serves as Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Mercantile and has held an officer position with Mercantile since 1986. He is also Corporate Secretary and Treasurer of Gulf West. He has over 25 years of banking experience.

         ROBERT A. BLAKLEY serves as Chairman of the Board of Liberty Leasing Corporation, Vice President of Gulf West and Executive Vice President of Mercantile and manages all bank lending functions. He has been with Mercantile since 1991. Prior to joining Mercantile he was with Southeast Bank from 1989 to 1991 as Vice President in Commercial Lending. He has been in the banking business since 1978.

         JOHN T. SICA serves as Vice President of Gulf West and as Executive Vice President of Mercantile, with responsibility for administration of Mercantile's branch office network. He joined Mercantile in 1993. Prior to joining Mercantile he was Executive Vice President and Chief Operating Officer with SouthTrust Bank of Tampa where he was employed from 1985 to 1993.

         DOUGLAS WINTON serves as Vice President of Gulf West and as Executive Vice President of Mercantile with responsibility for community banking, marketing, and business development. He joined Mercantile in 1995. Prior to joining Mercantile, he was President, Chief Executive Officer and a director of The Terrace Bank in Temple Terrace, Florida.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

         The compensation of the executive officers of Gulf West and Mercantile is established from time to time by the respective Boards of Directors. Currently, the executive officers of Gulf West are not compensated for their services. The following table shows the aggregate compensation paid by Mercantile for the last three years to Messrs. Campbell and Miller (the "Named Officers"). There was no other executive officer of Gulf West or Mercantile whose total annual salary and bonus exceeded $100,000 for the periods indicated.

SUMMARY COMPENSATION TABLE

                                                                             ANNUAL COMPENSATION
                                                     ----------------------------------------------------------------------------
                                                                                                              All
                                                                                       Other                 Other
     Name & Principal                         Salary              Bonus                Annual            Compensation (2)
         Position              Year            ($)                 ($)             Compensation (1)              ($)
     ----------------          ----           ------              -----            ----------------      ----------------
Gordon W. Campbell             1996          145,000              14,500               6,000                 5,182
Chairman and President         1995          145,000                --                 1,000                 2,662
                               1994          134,583                --                   --                  2,086

Barry K. Miller                1996          100,000              10,000               6,000                 3,630
Executive Vice President       1995          100,000                --                 1,000                 1,841
Secretary/Treasurer            1994           97,520                --                   --                  1,512

(1)    An automobile allowance of $500 per month instituted in November, 1995.
(2)    Represents Bank's match of officer's contribution to 401(k) plan.

         Directors of Gulf West are currently paid an annual retainer fee of $2,100. In 1997, this fee was paid to the directors in the form of 420 shares of Gulf West Common Stock. Directors of Mercantile who are otherwise employed by Mercantile are not compensated for their services as directors. Outside directors of Mercantile are currently paid $500 per each Board meeting attended and $100 per each committee meeting attended.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

         The following table sets forth information with respect to the Named Officers concerning the exercise of options during 1996 and unexercised options held by the Named Officers at fiscal year end.

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                      ACQUIRED ON     VALUE        OPTIONS HELD AT 12/31/96      AT 12/31/96
NAME                  EXERCISE (#)    REALIZED     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----                  ------------    --------     -------------------------     -------------------------
Gordon W. Campbell           -0-         $-0-           97,125/10,500                207,375/21,840
Barry K. Miller              -0-          -0-                52,500/0                      92,925/0

------------------------

OPTION/SAR GRANTS IN LAST FISCAL YEAR AND LONG-TERM INCENTIVE PLANS

         No options were granted to Messrs. Campbell or Miller during 1996, and there are no long-term incentive programs for Messrs. Campbell or Miller.

SALARY CONTINUATION AGREEMENTS

         Mercantile has entered into agreements with five of its executive officers whereby Mercantile has agreed to make certain payments to the executives upon their severance or retirement and to their designated beneficiaries in the event of their deaths. The payments will be made to the officers or beneficiaries over a period of fifteen years. The table below provides information relative to each of the executives covered under this plan.

                                    ANNUAL BENEFIT   RETIREMENT    EFFECTIVE    VESTING
     OFFICER                        AT RETIREMENT    DATE          DATE         PERIOD
     -------                        -------------    ----          ----         ------
     Gordon W. Campbell.......      $50,000          9/1/02        8/17/92      10 years
     Barry K. Miller  ........      $50,000          2/1/14        1/01/94      20 years
     Robert A. Blakley .......      $50,000          2/1/14        1/01/94      20 years
     John T. Sica.............      $25,000          6/1/05        5/01/95      10 years
     Douglas Winton...........      $40,000          2/1/13        1/01/97      16 years

         Mercantile has not committed to fund these agreements and the covered executives or their beneficiaries shall be general creditors of Mercantile in the same manner as any other creditor having an unsecured claim against Mercantile.

         The cost of providing these benefits is being accrued by Mercantile over the working lives of the executives. The benefits are self-funded because the plan is self-funded. Mercantile will have use of these assets for investment in Mercantile's loan and securities portfolio throughout the term. These accruals are charged to employee benefit expense on Mercantile's income statement. The table below shows the amount which was or will be charged to expense by period indicated.

                  TIME                              EXPENSE AMOUNT
                  ----                              --------------
                  1995                               $   66,000
                  1996                                   76,000
                  1997                                   96,000
                  1998                                  106,000
                  1999                                  115,000
                  2000                                  124,000
             2001-2005                                  524,000
             2006-2010                                  421,000

KEY MAN LIFE INSURANCE

         Mercantile is the beneficiary of life insurance contracts purchased on the lives of five of its executive officers. These policies are whole life policies with the premiums paid either lump sum at inception or over a five year period. The cash values of these policies are carried as an asset on Gulf West's financial statements. Information relative to these policies is shown below.

                                                                                         CASH VALUE AT
                INSURED                         PREMIUM         FACE AMOUNT            DECEMBER 31, 1996
                -------                         -------         -----------            -----------------
         Robert A. Blakley.............       $ 42,187(1)       $  771,235                   $ 75,532
                                              $100,000(2)       $  285,000                   $107,538
         Gordon W. Campbell............       $500,000(3)       $  900,000                   $602,522
         Barry K. Miller...............       $ 58,014(1)       $1,026,895                   $103,369
         John T. Sica..................       $200,000(4)       $  428,000                   $214,157
         Douglas Winton................       $305,000(5)       $  775,000             Issued in 1997

         (1) Annual premium paid over five year period from 1993-1997. Insurer is Confederation Life Insurance Company (U.S.).
         (2) Lump sum premium paid in 1995. Insurer is West Coast Life Insurance Company.
         (3) Lump sum premium paid in 1992. Insurer is Alexander Hamilton Life Insurance Company of America.
         (4)      Lump sum premium paid in 1995. Insurer is Chubb Life America.
         (5)      Lump sum premium paid in 1997. Insurer is The Mutual Group.

         The life insurance policies on Mr. Blakley and Mr. Miller were placed through the United States subsidiary of Confederation Life Insurance Company ("Confederation"), a Canadian mutual insurance company. In August 1994, the Canadian parent was placed in liquidation by the Canadian courts and the U.S. subsidiary was placed in rehabilitation by the Michigan Commissioner of Insurance. While in rehabilitation, all payouts of accumulated cash values have been suspended until a course of action has been determined by the rehabilitators. Several options exist, including the sale of portions or all of Confederation. Mercantile has been advised that Confederation is continuing to honor death benefit claims. Until this matter has been resolved, Mercantile has discontinued making the annual premium payments on the Increasing Whole Life Rider portion of the coverages amounting to $52,740 for Mr. Miller and $38,352 for Mr. Blakley. The base policy premiums are being paid out of accumulated cash values. In addition, Mercantile has suspended the accrual of any earnings on these policies. The State of Florida has a Florida Guarantee Fund which pays up to $100,000 in cash surrender values per insured individual should a life insurance company fail. Mercantile was informed in March, 1997, that the liquidator of Confederation has entered into an Assumption Reinsurance Agreement (the "Reinsurance Agreement") with Phoenix Home Life Mutual Insurance Company ("Phoenix"). If implemented, the terms of the Reinsurance Agreement provide for the assumption of certain individual policies, including Mercantile's policies, on a paid in full basis. Closing of the transaction is anticipated in the fourth quarter of 1997. The exact effect of the Reinsurance Agreement on the carrying value and other terms of Mercantile's policies has not yet been determined but management anticipates minimal, if any, losses.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

         Mercantile has entered into an employment contract with Gordon W. Campbell. The contract is for a term of ten years ending August 25, 2002 at such reasonable salary as the parties shall agree to from time to time. The contract requires him to perform the duties associated with the position of Chairman and President. Upon separation from Mercantile for any reason other than cause, Mr. Campbell shall be retained as a consultant for a salary of $60,000 per year for the remaining term of the contract. In the event there is a "sale of the bank" (as defined therein), the term of the contract may be reduced to the lesser of five (5) years from the date of the reduction or the balance of the contract. Additionally, pursuant to the contract, Mr. Campbell was granted options to acquire Fifty-Two Thousand Five Hundred (52,500) shares of stock at the price of Three Dollars and Four Cents ($3.04) per share, as adjusted for stock dividends and stock splits, upon execution. For loan transactions with management, see "--Indebtedness of Management."

STOCK PURCHASE PLAN

         Gulf West maintains an Employee Stock Purchase Plan for the officers and employees of Gulf West and Mercantile. Under the plan, officers and employees are able to purchase up to 480 shares of Gulf West Common Stock each calendar year, with a minimum purchase of 24 shares per year. Stock purchases must be paid for in cash or through payroll deduction during the year of purchase. Elections to purchase stock must be made prior to January 1 of each year. The purchase price is the greater of market value or book value as of the close of business on December 31 of the year immediately prior to the year of purchase ($5.12 per share for December 31, 1996), with certificates issued on January 31, if paid for in cash by January 15, and/or December 31 if paid for through payroll deductions. Any officer or employee who can not complete the current year's purchase commitment will be barred from any more purchases under the plan for the current year plus one full calendar year, and will receive a refund of all money collected for that year.

STOCK OPTION PLAN

         Gulf West has a stock option plan for the directors and employees of Gulf West and Mercantile. Under the plan, Gulf West's Board may award options totaling up to 12% of Gulf West's total outstanding shares. Thus, the total shares authorized under the stock option plan increases when additional shares are issued. Consequently, when the shares are issued pursuant to the Merger, the shares authorized under the stock option plan will automatically increase. The option price is established by Gulf West's Board but shall not be less than the greater of the fair market value of the stock as of the date the option is granted or the par value of such shares. If the shares are not publicly traded, the book value may be substituted for the fair market value. The period over which options may be exercised and vesting periods are determined by the Board for each option granted. Upon sale or change in control of Gulf West, all options become immediately vested and exercisable. The following table provides information regarding the options that have been granted to directors and executive officers as of August 31, 1997.

                                                                              EXERCISABLE         OPTION
                                           GRANT          OPTIONS                 AT           EXPIRATION          EXERCISE
DIRECTOR/OFFICER                            DATE          GRANTED           AUGUST 31, 1997        DATE             PRICE
----------------                          --------        -------           ---------------    ----------           -----
Robert A. Blakley................          1/16/92         26,250                 26,250         11/16/02             2.91
                                           6/17/93          5,250                  5,250          6/17/03             3.05
                                           9/22/94          7,875                  3,938          9/22/04             3.25(1)
                                           8/21/97          4,000                  4,000          8/21/07             5.50

Gordon W. Campbell...............          8/16/90          2,625                  2,625          8/16/00             3.81
                                           1/16/92         52,500                 52,500          1/16/02             2.91(1)
                                           8/28/92         52,500                 52,500          8/28/02             3.04
                                           8/21/97          8,500                  8,500          8/21/07             5.50

John Wm. Galbraith...............          8/16/90          2,625                     -0-                (2)          3.81
                                           1/16/92          2,625                     -0-                (2)          2.91
                                           8/21/97          2,500                  2,500          8/21/07             5.50

Thomas M. Harris.................          8/16/90          2,625                  2,625          8/16/00             3.81
                                           1/16/92          2,625                  2,625          1/16/02             2.91
                                           8/21/97          2,500                  2,500          8/21/07             5.50

Algis Koncius....................          8/16/90          2,625                  2,625          8/16/00             3.81
                                           1/16/92          2,625                  2,625          1/16/02             2.91
                                           8/21/97          2,500                  2,500          8/21/07             5.50

Barry K. Miller..................           5/2/86          5,250                  5,250           7/1/98             3.81
                                            7/1/87          5,250                  5,250           7/1/98             3.81
                                            7/1/88          5,250                  5,250           7/1/98             3.81
                                            7/1/89          5,250                  5,250           7/1/99             3.81
                                            7/1/90          5,250                  5,250           7/1/00             3.81
                                           1/16/92         26,250                 26,250          1/16/02             2.91(1)
                                           8/21/97          4,000                  4,000          8/21/07             5.50

Louis P. Ortiz, CPA..............          8/16/90          2,625                  2,625          8/16/00             3.81
                                           1/16/92          2,625                  2,625          1/16/02             2.91
                                           8/21/97          2,500                  2,500          8/21/07             5.50

J. Cooper Petagna................          4/21/94          5,250                  5,250          4/21/04             3.13
                                           8/21/97          2,500                  2,500          8/21/07             5.50

P.N. Risser, III.................          8/16/90          2,625                  2,625          8/16/00             3.81
                                           1/16/92          2,625                  2,625          1/16/02             2.91
                                           8/21/97          2,500                  2,500          8/21/07             5.50

Ross E. Roeder...................          8/17/92          5,250                  5,250          8/17/02             4.28
                                           8/21/97          2,500                  2,500          8/21/07             5.50

John T. Sica.....................          6/17/93         13,125                 13,125          6/17/03             3.05
                                           2/20/97          3,875                     -0-         2/20/07             5.13(1)
                                           8/21/97          4,000                  4,000          8/21/07             5.50

Douglas Winton...................         10/19/95         13,125                  3,281         10/19/05             4.28(1)
                                           2/20/97          3,875                     -0-         2/20/07             5.13(1)
                                           8/21/97          4,000                  4,000          8/21/07             5.50
All Directors and
Employees as a group.............               --        399,001                330,754               --     $2.91 - 5.50

-----------------

(1)  The options covered by these grants are vested over a four-year period.
(2)  These options were exercised in 1996.

COMMITTEES OF THE BOARD OF DIRECTORS OF GULF WEST AND MERCANTILE

         Gulf West has an Executive Committee comprised of Messrs. Campbell, Harris, Ortiz, Petagna and Roeder. Mr. Campbell serves as Chairman. The Executive Committee, when the Board is not in session, has the authority to act on behalf and exercise all powers of the Board except as limited by any resolution of the Board or by the Bylaws of Gulf West. The Executive Committee may not declare dividends; amend the charter or bylaws; recommend to stockholders a merger, consolidation or conversion; sell, lease or otherwise dispose of all or substantially all of the property and assets of Gulf West; dissolve the company; or approve a transaction in which any member of the Executive Committee has any material beneficial interest.

         Mercantile presently has four committees -- an Executive Committee, an Audit Committee, an Investment Committee, and a Director Loan Committee, which meet as necessary. Pursuant to the Bylaws of Mercantile, the Board of Directors, by resolution adopted by a majority of the full Board, shall designate members of the various committees of the Board.

         The Executive Committee is comprised of Messrs. Campbell (who serves as Chairman), Koncius, Harris, Risser and Roeder. The principal function of the Executive Committee is to act on behalf and exercise all powers of the Board of Directors of Mercantile which may lawfully be delegated to it in the management of the business and affairs of Mercantile, when the Board of Directors is not in session. The Executive Committee also serves as Mercantile's Compensation/Stock Option Committee. The function of this committee is to review and establish compensation and benefit plans for executive officers of Mercantile and to recommend the award of stock options to Bank officers and directors.

         The Audit Committee is comprised of Messrs. Ortiz (who serves as Chairman), Risser and Roeder. This committee's principal functions is to oversee and direct the internal audit program of Mercantile and determine that adequate internal audit controls and procedures are being maintained.

         The Investment Committee is comprised of Messrs. Koncius (who serves as Chairman), Campbell and Petagna. The Investment Committee's principal function is to ensure adherence to investment policies, to recommend amendments thereto and to advise management on investment strategies.

         The Director Loan Committee is comprised of Messrs. Campbell (who serves as Chairman), Harris, Ortiz, Petagna and Roeder. Messrs. Koncius and Risser serve as alternate members. The principal function of the Director Loan Committee is to ensure compliance with loan policies, to recommend any amendments thereto, to approve or recommend action on designated credits above any bank officer's lending authority, to exercise authority regarding loans and to exercise, when the Board of Directors is not in session, all other powers of the Board regarding loans that may be lawfully delegated to it. This committee meets jointly with the Board of Directors at its regularly scheduled monthly meetings and on-call as needed.

INDEBTEDNESS OF MANAGEMENT

         Mercantile has made loans to its directors, executive officers and their affiliates in the ordinary course of business. All the loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

         Mercantile has had, and Gulf West and Mercantile expect to continue to have, banking and other transactions in the ordinary course of business with directors and officers of Gulf West and Mercantile and their affiliates, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features to Gulf West and Mercantile. Although Mercantile has set no limits in the aggregate amount it would be willing to lend to its directors and officers as a group, loans to individual directors and officers must comply with Mercantile's lending policies and statutory and regulatory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of such loan application.

         At December 31, 1996 Mercantile had loans outstanding to its directors, executive officers and their related entities in the amount of $697,000, representing 5.53% of total capital. The following table presents information regarding loans outstanding to each of the directors, executive officers and/or their related entities which totaled $60,000 or more for each borrower at June 30, 1997 and December 31, 1996 and 1995.

                                                                                                       BALANCE AT
                                                                                        -----------------------------------
                                                                        AVAILABLE       JUNE 30                DECEMBER 31,
            NAME                  LOAN TYPE                               LINE          1997               1996          1995
            ----                  ---------                         --------------     ------           ----------     -------
Gordon W. Campbell........... First Mortgage Loan                           N/A       $282,268            $284,844     $132,655
                              Credit Cards                                8,500            417                 102        2,054

Thomas M. Harris............. Personal Line of Credit                   100,000            -0-                 -0-          -0-
                              Credit Cards                               25,000            414               1,491        1,447
                              Overdraft Protection                        5,000            -0-                 -0-          -0-

Algis Koncius................ Personal Line of Credit                   150,000        120,896             129,896      112,596
                              Credit Cards                               30,000          1,568               3,092        1,041
                              Overdraft Protection                        5,000            -0-                 -0-          -0-

J. Cooper Petagna............ Personal Line of Credit                   250,000            -0-                 -0-          -0-
                              Business Line of Credit                   100,000            -0-                 -0-          -0-
                              Credit Cards                               10,000            -0-                 -0-          613
                              Business Loan                                 N/A         30,743              38,678          -0-
                              Overdraft Protection                        5,000            -0-

P. N. Risser, III............ Commercial Mortgage                           N/A        125,146             128,146      134,146
                              Business Line of Credit                   500,000            -0-                 -0-      500,000
                              Commercial Mortgage                           N/A        354,552                 -0-          -0-

Ross E. Roeder............... Commercial Mortgage                           N/A         67,865              69,156          -0-
                              Personal Line of Credit                    75,000            -0-              25,000          -0-
                              Credit Cards                               15,000            621               6,064          -0-
                                                                                      --------            --------     --------
            TOTAL                                                                     $984,490            $686,469     $884,552
                                                                                      ========            ========     ========



         Total loans outstanding to Mercantile's directors, executive officers, and their related interests at June 30, 1997 and December 31, 1996 and 1995 were $1,017,000, $697,000 and $899,000 respectively.

REGISTRATION RIGHTS AGREEMENT

         Gulf West has entered into a Registration Rights Agreement with Gordon
W. Campbell and John Wm. Galbraith. Under the Registration Rights Agreement, Gulf West has agreed with Messrs. Campbell and Galbraith that if it files a registration statement as to any of its securities with the SEC at any time while either of them owns Gulf West stock, Gulf West will at its expense register or qualify all or, at their option, any portion of the Gulf West stock owned by them concurrently with the registration of Gulf West securities. However, the Registration Rights Agreement specifically excludes the instant case registration statement because it is being filed on Form S-4.

         In addition, Messrs. Campbell and Galbraith have the right under the Registration Rights Agreement (subject to certain exceptions) at any time to direct Gulf West to prepare and file with the SEC, at Gulf West's expense, a registration statement sufficient to permit the public offering and sale of Gulf West stock owned by them through the facilities of all appropriate securities exchanges and the over-the-counter market. Gulf West shall, however, only be obligated to file one such registration statement at the direction of Messrs. Campbell and Galbraith.

         If the managing underwriter of any offering covered by a registration statement described above advises Messrs. Campbell and Galbraith in writing that marketing factors require a limitation of the number of shares to be underwritten,

Gulf West stock held by stockholders other than Messrs. Campbell and Galbraith shall first be excluded from such registration on a pro rata basis in proportion to ownership of Gulf West stock by such other holders of Gulf West stock to the extent required by such limitation. Thereafter, Gulf West stock held by Messrs. Campbell and Galbraith shall be excluded from such registration on a pro rata basis in proportion to their ownership of Gulf West stock to the extent required by such limitation.

         The Registration Rights Agreement also contains provisions pursuant to which (i) Gulf West agrees to indemnify Messrs. Campbell and Galbraith against losses, costs, and expenses incurred by them as a result of any untrue statement of a material fact contained in any registration statement, preliminary prospectus, or final prospectus, or any amendment or supplement thereto, relating to the sale of any of the Gulf West stock owned by them, or in any application or other document or communication executed by or on behalf of Gulf West or based upon written information furnished by or on behalf of Gulf West filed in any jurisdiction in order to register or qualify Gulf West stock owned by them under the securities or blue sky laws of any state or filed with the SEC or any other securities commission, and (ii) Messrs. Campbell and Galbraith agree to indemnify Gulf West, to the same extent as the foregoing indemnity by Gulf West, and under the same circumstances, with respect to information furnished by them. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Gulf West pursuant to such provisions, or otherwise, Gulf West has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The only class of voting securities of Gulf West is its Common Stock, 3,337,081 shares of which were outstanding as of June 30, 1997. To the best knowledge of Gulf West, no one except management and/or directors listed in the table under "Security Ownership of Management" owns more than five percent (5%) of the Gulf West Common Stock.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth as of August 31, 1997, the beneficial ownership of Gulf West's outstanding Common Stock by (i) each of the Named Officers named in the Summary Compensation Table and each director of Mercantile and Gulf West, (ii) all executive officers and directors as a group. Unless otherwise indicated, all shares are held with sole voting and investment power.

                                                                             AMOUNT               PERCENT
          BENEFICIAL OWNER                   ADDRESS                   BENEFICIALLY OWNED (1)     OF CLASS (2)
          ----------------                   -------                   ----------------------     ------------
Gordon W. Campbell                    2000 Bayview Drive                          546,821(3)       14.91
                                      Tierra Verde, FL 33715

John Wm. Galbraith                    1 Beach Drive S.E., #1802                   810,500(4)       21.10
                                      St. Petersburg, FL  33701

Thomas M. Harris                      12375 Fifth Street East                      78,898(5)        2.15
                                      Treasure Island, FL  33706

Algis Koncius                         4340 Willow Hills Lane                      131,760(6)        3.59
                                      Cincinnati, OH  45243

Louis P. Ortiz, CPA                   6 Island Drive                               40,062(7)        1.09
                                      Treasure Island, FL  33706

John Cooper Petagna                   615 16th Avenue N.E.                         14,470(8)           *
                                      St. Petersburg, FL  33704

P.N. Risser, III                      1844 Brightwaters Blvd.                     169,750(9)        4.63
                                      St. Petersburg, FL  33704

Ross E. Roeder                        6901-B 16th St. N.E.                         34,420(10)          *
                                      St. Petersburg, FL  33702

Barry K. Miller                       7266 Rosetree Place West                     57,025(11)       1.55
                                      Seminole, FL 33772

All Directors and Executive Officers as a        __
group (12 persons)                                                              1,951,293(12)      53.20

-----------------

*less than 1%

(1) The amount beneficially owned by each person has been determined under Rule 13d-3, and includes shares which each person has the right to acquire within the next sixty (60) days.

(2) In calculating the percentage ownership for a given individual or group, the number of shares of Gulf West Common Stock outstanding includes unissued shares subject to options, rights, or conversion privileges exercisable within sixty (60) days held by such individual or group, but are not deemed outstanding by any other person or group.

(3) Consists of 116,125 shares which Mr. Campbell has the right to acquire under presently exercisable outstanding stock options, 409,696 shares held in a Revocable Trust, 10,500 shares held in an IRA account, and 10,500 shares owned by his spouse and as to which Mr. Campbell disclaims beneficial ownership.

(4) Includes 2,500 shares which Mr. Galbraith has the right to acquire under presently exercisable outstanding stock options, and 94,500 owned by his spouse and as to which Mr. Galbraith disclaims beneficial ownership.

(5) Includes 7,750 shares which Mr. Harris has the right to acquire under presently exercisable outstanding stock options, 2,835 shares owned jointly with his spouse, and 420 shares held only in his spouse's name and as to which Mr. Harris disclaims beneficial ownership.

(6) Includes 7,750 shares which Mr. Koncius has the right to acquire under presently exercisable outstanding stock options, and 6,825 shares owned by his spouse.

(7) Consists of 7,750 shares which Mr. Ortiz has the right to acquire under presently exercisable outstanding stock options, and 32,312 shares in the name of his partnership.

(8) Includes 7,750 shares which Mr. Petagna has the right to acquire under presently exercisable outstanding stock options, and 6,720 shares held jointly with his spouse.

(9) Includes 7,750 shares which Mr. Risser has the right to acquire under presently exercisable outstanding stock options, and 40,830 shares held through his company retirement plan.

(10) Includes 7,750 shares which Mr. Roeder has the right to acquire under presently exercisable outstanding stock options.

(11) Includes 56,500 shares which Mr. Miller has the right to acquire under presently exercisable outstanding stock options.

(12) Includes 289,406 shares the executive officers and directors have the right to acquire under agreements and presently exercisable stock options.

                   DESCRIPTION OF CAPITAL STOCK OF GULF WEST

COMMON STOCK

         Shares of Gulf West Common Stock are evidenced by common stock certificates, which will be mailed to stockholders of Citizens National who forward their shares in Citizens National together with the applicable transmittal letter, to the Paying Agent (SunTrust), as soon as practicable following receipt of transmittal letters. The following summary of the rights of the holders of Gulf West Common Stock is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of Gulf West, the general corporation laws of the State of Florida, and other applicable law.

         NUMBER OF SHARES; PAR VALUE. Gulf West is authorized by the Gulf West Articles to issue 10,000,000 shares of Gulf West Common Stock, par value $1.00 per share. As of June 30, 1997, there were 3,337,081 shares of Common Stock issued and outstanding, excluding shares available for issuance pursuant to Gulf West's stock options plans. Gulf West's Common Stock is not presently registered under the Exchange Act.

         VOTING RIGHTS. Each holder of Gulf West Common Stock is entitled to one vote per share held of record on all matters submitted to a vote of holders of Gulf West Common Stock. Stockholders have no cumulative voting rights in any matters coming before them for a vote, including the election of directors.

         DIVIDENDS. All shares of Gulf West Common Stock are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Board of Directors. Gulf West's ability to declare and pay dividends will depend on a large extent on its receipt of dividends from Mercantile, as well as on future earnings, results of operations, financial position, capital requirements and capital needs of Mercantile, tax considerations and general economic conditions. Payment of dividends is also subject to regulatory requirements at both Mercantile and holding company levels. SEE "SUPERVISION AND REGULATION."

         PREEMPTIVE RIGHTS. Holders of Gulf West Common Stock have no preemptive rights to subscribe for and purchase a proportionate share of any additional stock issued by Gulf West. There are no conversion, redemption, or sinking fund provisions applicable to the Gulf West Common Stock.

         LIQUIDATION RIGHTS. Upon liquidation or dissolution of Gulf West, whether voluntary or involuntary, holders of Gulf West Common Stock will have the right to share equally in the assets of Gulf West available for distribution to stockholders.

         INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Gulf West Articles provide, to the extent permitted by Florida law, that directors, officers, employees and agents of Gulf West be indemnified against certain liabilities which they may incur in their capacity as such. With certain exceptions, such indemnification is generally available if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Gulf West, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Gulf West pursuant to such provisions, or otherwise, Gulf West has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         STAGGERED BOARD. The Articles of Incorporation of Gulf West provide that the Gulf West Board shall be divided into three classes of directors. Such classes shall be as nearly equal in number as is possible with the terms of all members of one class expiring each year. Successors to the class of directors whose term has then expired are chosen for a full term of three years.

         FAIR PRICE AND ANTITAKEOVER PROVISIONS. The Articles of Incorporation of Gulf West provide for a "fair price" requirement in certain takeover transactions. In general, under the "fair price" requirement (and subject to certain exceptions set forth in the Gulf West Articles), the ratio of (i) the aggregate amount of cash and fair market value of other consideration to be received per share by the holders of Gulf West Common Stock in a Business Combination (hereafter defined) to (ii) the Market Price (hereafter defined) of the Gulf West Common Stock immediately before the announcement of the Business Combination or the solicitation of holders of Gulf West Common Stock regarding the Business Combination, whichever is first, shall be at least as great as the ratio of (x) the highest price per share previously paid by the Principal Stockholder (hereafter defined) for any Gulf West Common Stock at any time beneficially owned by the Principal Stockholder to (y) the Market Price (hereafter defined) of the Gulf West Common Stock on the trading date immediately before the earliest date on which the Principal Stockholder purchased any Gulf West Common Stock during the two year period before the date on which the Principal Stockholder acquired the Gulf West Common Stock at any time owned by it for which it paid the highest price per share (or, if the Principal Stockholder did not purchase any shares of Gulf West during such two year period, the Market Price of the Gulf West Common Stock on the date two years before the date on which the Principal Stockholder acquired the shares of Gulf West Common Stock at any time owned by it for which it paid the highest price per share).

         Subject to certain exceptions contained in the Gulf West Articles, the aggregate amount of cash and fair market value of the other consideration to be received per share by the holders of Gulf West Common Stock in the Business Combination shall be not less than the highest price per share previously paid by the Principal Stockholder for any of the Gulf West Common Stock at any time beneficially owned by the Principal Stockholder.

         The foregoing provisions shall not apply to a Business Combination approved by two-thirds of those members of the Board of Directors of Gulf West who were Directors prior to the time when the Principal Stockholder became a Principal Stockholder.

         As used above, the terms "Business Combination," "Market Price," and "Principal Stockholder" have the following meanings:

         "Business Combination" means any merger, reorganization, or consolidation of Gulf West, including certain combinations of subsidiary corporation.

         "Market Price" is the mean between the high "bid" and the low "asked" prices of the Gulf West Common Stock in the over-the-counter market on the day on which such value is to be determined or, if no shares were traded on such date, on the next preceding day on which such shares were traded, as reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or other national quotation service. If the Gulf West Common Stock is not regularly traded in such market but is registered on a national securities exchange or traded in the national over-the-counter market, the term "Market Value" shall mean the closing price on such national securities exchange or market on the date on which such value is to be determined or, if no shares were traded on such day, on the next preceding day on which shares were traded, as reported by Nasdaq or other national quotation service. If no such quotations are available, the fair market value on the date in question shall be as determined by the Board of Directors of Gulf West in good faith and, in the case of property other than cash, such property shall be valued by the Board of Directors in good faith.

         "Principal Stockholder" means any individual or entity which, together with its affiliates and associates beneficially owns ten percent or more of the outstanding shares of Gulf West Stock, and any affiliate or associate of any such individual or entity.

         The foregoing is intended only as a brief summary of the fair pricing provisions contained in Article X of the Articles of Incorporation of Gulf West.

         EVALUATION OF OFFERS. The Gulf West Articles provide that in evaluating any offer to (i) make a tender or exchange offer for any equity security of Gulf West, (ii) merge or consolidate Gulf West with another corporation or entity, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Gulf West, the Board of Directors of Gulf West may give due consideration to all relevant factors including the social and economic effect of acceptance of such offer (i) on Gulf West's present and future customers and employees and those of its subsidiaries, (ii) on the communities in which Gulf West and its subsidiaries operate or are located, (iii) on the ability of Gulf West to fulfill its corporate objective as a bank holding company, and (iv) on the ability of its subsidiary bank to fulfill the objectives of the bank under applicable statutes and regulations.

         BYLAW AMENDMENTS; REMOVAL OF DIRECTORS. The Gulf West Articles provide that (i) the Board of Directors is authorized to make, repeal, alter, amend, and rescind the Bylaws of Gulf West and that the stockholders cannot do so except by vote of the holders of not less than two-thirds of the outstanding shares of capital stock of Gulf West entitled to vote generally in the election of directors cast at a meeting called for that purpose (a "Two-Thirds Vote"), and (ii) no member of the Board of Directors may be removed except for cause and then only by a Two-Thirds Vote.

PREFERRED STOCK

         Gulf West is authorized to issue 1,000,000 shares of "Class A Preferred Stock," with a par value of $5.00 per share (the "Preferred Stock"). The Preferred Stock may be issued in different series. Preferred Stock has no voting rights in Gulf West. There are no outstanding shares of Preferred Stock.

         DIVIDENDS. Holders of Gulf West Preferred Stock are entitled to receive on a noncumulative basis out of any assets at the time legally available therefor and when and as declared by the Board of Directors of Gulf West, dividends at the rate determined by the Board for each series of Preferred Stock.

         LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Gulf West, the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of Gulf West available for distribution to its stockholders, before any payment is made in respect of the Common Stock, an amount equal to $5.00 per share plus all unpaid but declared dividends thereon to the date fixed for distribution. The remaining assets of Gulf West are to be distributed exclusively among holders of Gulf West Common Stock. If upon liquidation the assets of Gulf West shall be insufficient to pay the holders of Preferred Stock the full amount to which they shall be entitled, they shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect to the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         OTHER RIGHTS. Except as provided above, the Board of Directors shall establish the series and determine the relative rights and preferences between series.

REPORTS TO STOCKHOLDERS

         Gulf West intends to furnish its stockholders with annual reports containing Company prepared financial statements, and may distribute quarterly and/or other interim reports containing unaudited financial information to its stockholders as it deems appropriate.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

INTRODUCTION

         Citizens National, headquartered in Port Richey, Florida, is a national banking association chartered on February 29, 1988. Citizens National engages in general commercial banking and related businesses from its one full service banking location located in Pasco County, Florida. At June 30, 1997, Citizens National had total assets of approximately $73.5 million, net portfolio loans of approximately $29.0 million, total deposits of $64.7 million, and stockholders' equity of $8.6 million.

ACTIVITIES OF CITIZENS NATIONAL

         The business of Citizens National consists primarily of attracting deposits from the general public in the areas served by its banking office and applying those funds, together with funds derived from other sources, to the origination of loans for various types of collateralized and uncollateralized consumer and commercial loans, and loans for the purchase, construction, financing and refinancing of commercial and residential real estate primarily in West Pasco County, Florida and surrounding communities. The revenues of Citizens National are derived primarily from interest on, and fees received in connection with its lending activities, and from interest and dividends from investment securities and short-term investments and other services. The principal sources of funds for Citizens National's lending and investment activities are deposits, amortization and prepayment of loans, the repayment of loans, and proceeds from the maturity of investment securities. The principal expenses of Citizens National are the interest paid on deposits and operating and general and administrative expenses.

         Citizens National originates commercial, consumer, and real estate loans to individuals and businesses. Commercial loans include both collateralized and uncollateralized loans for working capital (including inventory and receivables), business expansion (including real estate acquisitions and improvements), and purchases of equipment and machinery. Consumer loans include collateralized and uncollateralized loans for financing automobiles, boats, home improvements, and personal investments. Citizens National also originates a variety of residential real estate loans, including conventional mortgages collateralized by first mortgage liens to enable borrowers to purchase, refinance, construct upon or improve real property.

         Citizens National is a general commercial bank which offers a variety of corporate and personal banking services to individuals, businesses, and other institutions located in its market area. Deposit services include certificates of deposit, individual retirement accounts ("IRAs") and other time deposits, checking and other demand deposit accounts, interest paying checking accounts ("NOW accounts"), savings accounts and money market accounts. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive to those in the area. All deposit accounts are insured by the FDIC up to the maximum limits permitted by law. Citizens National solicits these accounts from small to medium sized businesses, professional firms and households located throughout its primary market area.

         Citizens National also offers ATM cards with access to local, state, and national and international networks, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Citizens National provides personal and corporate credit cards, VISA or MasterCard credit cards as issued by a correspondent bank which assumes all liabilities relating to underwriting of the credit applicant. Citizens National has a trust department which specializes in personal trust and estate services. Securities and other property held by the trust department in a fiduciary capacity are not included in Citizens National's balance sheet since such items are not assets of Citizens National.

         Citizens National is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency ("OCC") and, as a member of the Federal Reserve System, the Federal Reserve Board, and the FDIC. As is the case with banking institutions generally, Citizens National's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the OCC and the FDIC. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Citizens National has faced strong competition in attracting deposits (its primary source of lendable funds) and in the origination of real estate loans.

MARKET FOR SERVICES

         Citizens National's primary market area is West Pasco County, Florida located in Pasco County. Management of Citizens National believes that its principal markets have been: (i) the expanding residential market within its primary market area; (ii) the established and expanding commercial market within its primary market area; and (iii) the real estate mortgage market within its primary market areas and their environs. Specifically, Citizens National has targeted businesses with annual gross revenues up to $10 million, and all households within the primary market area. Businesses have been solicited through the personal efforts of Citizens National's directors and officers.

         The primary source of income generated by Citizens National is from the interest earned from both its loan and investment portfolios. In this regard, Citizens National has introduced competitive mortgage products and increased its business development through marketing of its services by direct solicitation. Citizens National has attempted to maintain diversification when considering investments and the approval of loan requests. Emphasis has been placed on the borrower's ability to generate cash flow sufficient to support its debt obligations and other cash related expenses. Current lending activities presently include commercial and consumer loans, and loans for residential purposes. Commercial real estate loans are originated for commercial construction, acquisition, refinancing, or remodeling. Consumer loans include the origination of conventional mortgages, residential lot loans and residential acquisition, development or construction loans for the purchase, construction or refinancing of single family housing or lots.

         At June 30, 1997, Citizens National's net loan portfolio was approximately $29.0 million representing approximately 39.4% of its total assets. As of such date, the loan portfolio consisted of 8.9% commercial loans, 37.4% commercial real estate loans, 47.8% residential real estate mortgage loans, and 5.9% installment or consumer loans.

COMPETITION

         Citizens National encounters competition both in attracting deposits and the origination of loans. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as a degree of interstate banking has created a highly competitive environment for commercial banking in Citizens National's primary market area. In one or more aspects of its business, Citizens National has competed with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in its market area and elsewhere. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as brokerage services, that Citizens National does not provide. In addition, many of Citizens National's non-bank competitors are not subject to the same extensive federal regulations that govern federal chartered and insured banks.

         Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.

EMPLOYEES

         At June 30, 1997, Citizens National employed twenty-two full-time employees and one part-time employee. None of these employees is covered by a collective bargaining agreement and management believes that its employee relations are good.

PROPERTY

         The principal executive and administrative offices of Citizens National located at 9550-1 U.S. Highway 19, Port Richey, Florida 34668 serves as Citizens National's sole banking facility. This facility consists of approximately 10,210 square feet on two floors. The first floor which is a comprised of a lobby, administrative offices, four (4) inside teller stations, safe deposit booths and related non-vault area, and vault operations, is the location of the primary retail banking operations a the main office. The second floor houses the trust department and space for future expansion. Citizens National's banking office also includes two (2) outside drive-in teller operations. Citizens National leases this building and improvements thereon pursuant to a ten year, triple net lease, which expires in 1998. Under the lease, Citizens National pays a base rent of approximately $9,436 per month. Citizens National has the option to renew the lease with respect to the first floor or second floor of the building, or both, for up to an additional ten
(10) year period.

LEGAL PROCEEDINGS

         Citizens National has periodically been a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to Citizens National's business. Management is not aware of any proceeding threatened or pending against Citizens National which, if determined adversely, would have a material effect on the business or financial position of Citizens National.

         In February 1997, Citizens National entered into a settlement agreement with Mr. Loue E. Stockwell and the estate of Mr. Camille L. LaRose in connection with a lawsuit filed by Mr. Stockwell and Mr. Camille L. LaRose, former executive officers of Citizens National, against Citizens National to enforce their employment contracts with Citizens National. Under this settlement agreement, on or about February 24, 1997, Citizens National paid $220,000, including attorney's fees, to Mr. LaRose's estate and $240,000, including attorney's fees, to Mr. Stockwell. Citizens National, pursuant to this settlement, also has forgiven the amount outstanding on Mr. Stockwell's loan with Citizens National (including any rights to interest which may have accrued under this loan), previously charged-off on June 30, 1994, in the amount of approximately $89,227 ($96,143 less recoveries of $6,916).

CERTAIN REGULATORY MATTERS

         In February 1997, the OCC commenced an examination of Citizens National reviewing certain bank data through December 31, 1996. Citizens National received a report in March 1997 of combined safety and soundness, consumer compliance, Community Reinvestment Act (CRA), and fiduciary examinations by the OCC. The report reflected that Citizens National (i) remains sound, (ii) has satisfactorily complied with consumer regulations and
(iii) has received a favorable review with respect to its trust department. However, Citizens National received a "needs to improve" rating with respect to CRA. Although Citizens National satisfactorily met four of the five assessment criteria used by the OCC to evaluate small banking institutions, the OCC gave Citizens National this CRA rating due to Citizens National's low loan-to-deposit ratio.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Citizens National has had various loan and other banking transactions in the ordinary course of business with the directors, executive officers, and principal stockholders of Citizens National (or an associate of such person). All such transactions: (i) have been made in the ordinary course of business;
(ii) have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 1997 and December 31, 1996, the total dollar amount of extensions of credit to directors and executive officers identified above and principal stockholders of Citizens National identified below, and any of their associates (excluding extensions of credit which were less than $60,000 to any one such person and their associates) were $1,042,253 and $663,052, respectively, which represented approximately 12.3% and 7.83%, respectively, of total stockholders' equity.

         Each director of Citizens National is paid a $300 fee for each meeting of Citizens National's Board of Directors attended and each non-employee director receives a $60 fee for each committee meeting attended.

         Outside of normal customer relationships, none of the directors or executive officers of Citizens National, and its stockholders holding over 5% of the Citizens National Common Stock and no corporations or firms with which such persons or entities are associated, currently maintains or has maintained since the beginning of the fiscal year, any significant business or personal relationship with Citizens National, other than such as arises by virtue of such position or ownership interest of Citizens National.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the outstanding Citizens National Common Stock as of August 31, 1997, by (i) each person known to Citizens National to own beneficially more than 5% of its outstanding Citizens National Common Stock,
(ii) each director and executive officer of Citizens National, and (iii) all directors and executive officers of Citizens National as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all Citizens National Common Stock owned by them.

                                                                            CURRENT BENEFICIAL OWNERSHIP
                                                                        -----------------------------------
                                                                           NUMBER                 PERCENT
NAME OF BENEFICIAL OWNER (1)                                            OF SHARES (2)           OF CLASS(3)
----------------------------                                            -------------           -----------
DIRECTORS AND CERTAIN EXECUTIVE OFFICERS
Philip A. Chesnut (1)..................................................       1,325                     *
Melvin C. Draft........................................................      50,500                  8.37%
    4354 Reeves Road
    New Port Richey, FL  34652
Austin L. Fillmon......................................................      15,000                  2.49%
    7319 Sunfish Circle
    Spring Hill, FL  34607
Henry W. Hanff, M.D....................................................      69,875                 11.59%
    5243 Hanff Lane
    New Port Richey, FL  34652
Pandurang V. Kamat, M.D................................................      79,500                 13.18%
    3565 Seaway Drive
    New Port Richey, FL  34652
Carol L. Kinnard (1)...................................................       8,600                  1.43%
Lester Mallett.........................................................      40,000                  6.64%
    5703 Main Street
    New Port Richey, FL  34652
Charles B. McKenzie (1)................................................      17,500                  2.90%
Dennis L. Murphy.......................................................      17,500                  2.90%
    281 Rue des Chateaux
    Tarpon Springs, FL  34689
Ralph W. Shannon.......................................................       8,500                  1.41%
    5015 Waterside Drive
    Port Richey, FL  34673
Thomas D. Stelnicki, D.P.M.............................................      29,000                  4.81%
    13944 Lake Shore Boulevard, Suite A
    Hudson, FL  34667
N. John Stewart, Jr....................................................      30,000                  4.97%
    5435 Main Street
    New Port Richey FL  34652

All Directors and Executive Officers as a group (13 persons)...........     367,300                 60.91%

OTHER PRINCIPAL STOCKHOLDERS
Selma P. Marlowe.......................................................      43,100                  7.15%
    Post Office Box 358
    Trenton, FL  32693-0358

----------

*     Less than 1%.

(1) The business address for Mr. Chesnut, Ms. Kinnard and Mr. McKenzie is 9550-1 U.S. Highway 19, Port Richey, Florida 34668.

(2) In accordance with Rule 13d-3 promulgated under the Exchange Act, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership with sixty (60) days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.

(3) In calculating the percentage ownership for a given individual or group, the number of shares of Citizens National Common Stock outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty (60) days held by such individual or group, but are not deemed outstanding by any other person or group.

CITIZENS NATIONAL

         The following is a summary of selected financial data for Citizens National for the six month periods ended June 30, 1997 and 1996 and the five years ended December 31, 1996. This summary should be read in conjunction with the financial statements and notes thereto of Citizens National which are presented elsewhere herein.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                            SELECTED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                               AT JUNE 30,                            AT DECEMBER 31,
                                               -----------       ---------------------------------------------------------
                                                  1997           1996          1995         1994         1993         1992
                                                  ----           ----          ----         ----         ----         ----
Cash and due from banks....................    $  1,385          1,896         1,847         1,241       1,837        4,982
Securities ................................      40,846         41,576        43,286        44,512      40,980       39,849
Federal funds sold.........................         200          5,050         2,200         1,700       4,850        2,000
Loans, net.................................      28,994         25,492        23,397        22,409      23,348       27,854
All other assets...........................       2,086          1,968         1,927         2,066       1,474        1,586
                                               --------         ------        ------        ------      ------       ------
           Total assets....................    $ 73,511         75,982        72,657        71,928      72,489       76,271
                                               ========         ======        ======        ======      ======       ======

Deposit accounts...........................      64,712         66,913        65,554        65,858      66,276       71,065
Other borrowings...........................        -              -             -             -           -            -
All other liabilities......................         249            597           464           502         598          450
Stockholders' equity.......................       8,550          8,472         6,639         5,568       5,615        4,756
                                               --------         ------        ------        ------      ------       ------
           Total liabilities and
             stockholders' equity..........    $ 73,511         75,982        72,657        71,928      72,489       76,271
                                               ========         ======        ======        ======      ======       ======

                                          Six Months
                                          Ended June 30,                          Year Ended December 31,
                                       ------------------     -------------------------------------------------------------
                                       1997         1996          1996          1995         1994         1993         1992
                                       ----         ----          ----          ----         ----         ----         ----
Total interest income............   $  2,626       2,460         4,990         4,844         4,454         4,914      5,283
Total interest expense...........      1,479       1,453         2,940         2,923         2,260         2,556      2,953
                                    --------    --------       -------     ---------      --------      --------   --------
Net interest income..............      1,147       1,007         2,050         1,921         2,194         2,358      2,330
Provision (credit) for
           loan losses...........          -        (100)         (100)            -           497           171         30
                                    --------    --------       -------     ---------      --------      --------   --------

Net interest income after
           provision (credit)
           for loan losses.......      1,147       1,107         2,150         1,921         1,697         2,187      2,300
Noninterest income...............        169         171           337           342           360           828        470
Noninterest expense..............      1,209         852         1,857         1,648         1,658         1,797      1,835
                                    --------    --------       -------     ---------      --------      --------   --------
Earnings before income tax
           provision (credit)....        107         426           630           615           399         1,218        935
Income tax provision (credit)....        (12)         55            60           115            17           359        135
                                    --------    --------       -------     ---------      --------      --------   --------
Net earnings.....................   $    119         371           570           500           382           859        800
                                    ========    ========       =======     =========      ========      ========   ========
Net earnings per share...........   $    .20         .70          1.06           .98           .78          1.80       1.75
                                    ========    ========       =======     =========      ========      ========   ========
Cash dividends per share.........   $   0.10           -             -             -             -             -          -
                                    ========    ========       =======     =========      ========      ========   ========
Weighted average number of
           shares outstanding....    603,030     533,614       537,723       509,256       493,510       477,900    456,530
                                    ========    ========       =======     =========      ========      ========   ========

                    CITIZENS NATIONAL BANK AND TRUST COMPANY
                       SELECTED FINANCIAL DATA, CONTINUED
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                               AT OR FOR THE
                                                SIX MONTHS
                                               ENDED JUNE 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                          --------------------    ---------------------------------------------------------
                                           1997       1996        1996            1995         1994         1993         1992
                                           ----       ----        ----            ----         ----         ----         ----
Return on average assets............       .32%         1.03%      0.78%           0.70%        0.54%       1.15%        1.20%
Return on average equity............      2.83%        10.94%      8.37%           8.47%        7.11%      16.29%       18.22%
Average equity to average
           assets...................     11.26%         9.40%      9.36%           8.26%        7.60%       7.08%        6.58%
Interest rate spread
           during the period (1)....      2.72%         2.50%      2.51%           2.44%        3.03%       3.11%        3.43%
Net yield on average
           interest-earning assets        3.20%         2.92%      2.95%           2.80%        3.25%       3.33%        3.70%
Noninterest expenses to
           average assets...........      3.23%         2.36%      2.55%           2.31%        2.35%       2.41%        2.75%
Ratio of average
           interest-earning assets
           to average interest-
           bearing liabilities......      1.12          1.10       1.10            1.08         1.07        1.06         1.06
Nonperforming loans, and
           foreclosed real
           estate as a percentage
           of total assets..........       .09%          .13%       .08%            .39%         .52%        .32%          --%
Allowance for loan losses
           as a percentage
           of total loans...........      1.45%         1.68%      1.65%           2.12%        2.21%       1.13%         .99%
Allowance for loan losses
           as a percentage of
           nonperforming loans......        --%       444.89%        --%         180.08%      153.21%     115.38%          --%
Number of banking offices...........         1             1          1               1            1           1            1
Total shares outstanding
           at end of period........    603,030       492,530    603,030         472,530      472,530     456,530      456,530
Book value per share...............   $  14.18         14.40      14.05           14.05        11.78       12.30        10.42

-----------------------------

(1) Difference between weighted average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS OF CITIZENS NATIONAL

GENERAL

         Citizens National is a nationally-chartered BIF-insured commercial bank which provides a wide range of banking services to small and middle-market businesses and individuals through its one office in Pasco County, Florida. Citizens National conducts a general commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer, and residential purposes. Citizens National's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

         Net interest income is dependent upon Citizens National's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. During 1996, Citizens National maintained a return on average earning assets of 0.78%. The return is impacted by interest rates, deposit flows, and loan demand.

         Additionally, Citizens National profitability also is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of loan service charges and other fees. Citizens National's non-interest expenses primarily consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, and other operating expenses.

         As of June 30, 1997, the total assets of Citizens National was approximately $73.5 million, a decrease of 3.3% compared to total assets of $76.0 million as of December 31, 1996. During the six-months ended June 30, 1997, net loans receivable increased $3.5 million or 13.7%. Citizens National's total securities portfolio decreased to $40.8 million as of June 30, 1997 from $41.6 million as of December 31, 1996. Citizens National's cash and cash equivalents decreased from $6.9 million at December 31, 1996 to $1.6 million at June 30, 1997. Citizens National's deposits decreased from $66.9 million as of December 31, 1996 to $64.7 million as of June 30, 1997. Citizens National, for the six months ended June 30, 1997 had net earnings of $119,000 compared to net earnings of $371,000 for the comparable period in 1996. The decrease in net earnings is primarily due to the loss incurred by Citizens National in connection with a litigation settlement of $324,000.

         As of December 31, 1996, the total assets of Citizens National was approximately $76.0 million, an increase of 4.5% over total assets of $72.7 million at December 31, 1995. During the year ended December 31, 1996 net loans receivable increased $2.1 million or 9.0%. Citizens National's total securities portfolio decreased to $41.6 million as of December 31, 1996 from $43.3 million as of December 31, 1995. Citizens National's deposits increased to $66.9 million as of December 31, 1996 from $65.6 million as of December 31, 1995, a 2.0% increase. Citizens National for the year ended December 31, 1996, had net earnings of $570,000 compared to net earnings of $500,000 for 1995.

REGULATION AND LEGISLATION

         As a nationally-chartered commercial bank, Citizens National is subject to extensive regulation by the OCC and the FDIC, and it files reports with these regulators concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the OCC to monitor Citizens National's compliance with the various regulatory requirements. Citizens National is also subject to regulation by the Federal Reserve Board with respect to reserves required to be maintained against deposits and certain other matters.

PENDING ACQUISITION OF CITIZENS NATIONAL

         On July 31, 1997, the Board of Directors of Citizens National signed a definitive agreement for the merger of Citizens National into another financial institution (Gulf West Banks, Inc.). Under the terms of the agreement Citizens National's stockholders will collectively receive 1.95 million shares of Gulf West Banks, Inc. common stock, an exchange ratio of 3.2337 shares, for each share of Citizens National's common stock. The merger is expected to be completed near the end of 1997 or early 1998 and is subject to various regulatory approvals as well as the approval of Citizens' stockholders.

CREDIT RISK

         Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due ninety (90) days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. If a loan or a portion of a loan is classified as doubtful or partially charged-off, the loan will be classified as non-accrual. Loans that are on a current payment status or past due less than ninety (90) days also may be classified as non-accrual if repayment in full of principal, interest, or both is in doubt. Consumer installment loans will be charged-off after ninety
(90) days of delinquency unless adequately collateralized and in the process of collection.

         Loans will not be returned to accrual status until principal and interest payments are brought current and future payments appear certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered.

         Real estate acquired by Citizens National as a result of foreclosure or acceptance of deeds in lieu of foreclosure is classified as foreclosed real estate. These properties are recorded on the date acquired at fair value. If the fair value after deducting the estimated selling costs of the acquired property is less than the recorded investment in the related loan, the estimated loss is charged to the allowance for loan losses at that time. The resulting carrying value established at the date of foreclosure becomes the new cost basis for subsequent accounting. After foreclosure, if the fair value less estimated selling costs of the property becomes less than its cost, the deficiency is charged to the provision for losses on foreclosed real estate. Costs relating to the developmental improvement of the property are capitalized, whereas those relating to holding the property for sale are charged as an expense.

NON-PERFORMING LOANS

         The following table sets forth certain information regarding nonaccrual loans, non-performing loans, and foreclosed real estate, including the ratio of such loans and foreclosed real estate to total assets as of the dates indicated, and certain other related information.

                                                                                                            AT DECEMBER 31,
                                                                                                           ---------------
                                                                                                            1996      1995
                                                                                                            ----      ----
                                                                                                         (DOLLARS IN THOUSANDS)
Nonaccrual loans:
    Residential real estate loans........................................................................  $--         --
    Commercial real estate...............................................................................   --         63
    Commercial loans.....................................................................................   --        218
    Consumer loans and other.............................................................................   --         --
                                                                                                           ---        ---
           Total nonaccrual loans........................................................................   --        281
                                                                                                           ===        ===

           Total nonperforming loans (1).................................................................   --        281
                                                                                                           ===        ===

           Total nonperforming loans to total assets.....................................................   --%       .39%
                                                                                                           ===        ===
Foreclosed real estate:

    Real estate acquired by foreclosure or deed
           in lieu of foreclosure........................................................................   63         --
                                                                                                           ===        ===
Total nonperforming loans and foreclosed real estate.....................................................  $63        281
                                                                                                           ===        ===
Total nonperforming and foreclosed real estate to total assets...........................................  .08%       .39%
                                                                                                           ===        ===

(1) Accruing loans which are contractually past due 90 days or more as to principal or interest.

         The approximate amount of interest on non-accrual loans which would have been recorded as income under the original terms of the loans was approximately $-0- and $57,000 for the years ended December 31, 1996 and 1995, respectively.

         In originating loans, Citizens National recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, Citizens National's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

         The allowance for loan losses has been established through charges to earnings in the form of a provision for possible loan losses. Increases and decreased in the allowance due to changes in the measurement of the impaired loans are included in the provision for possible loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance.

         Although management believes it uses the best information available to make determinations with respect to the allowance for possible loan losses, there can be no assurances that such allowance will be adequate if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations.

         The following table sets forth information with respect to activity in Citizens National's allowance for loan losses during the periods indicated:

                                                                                                           YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                           ------------
                                                                                                      1996             1995
                                                                                                      ----             ----
                                                                                                      (DOLLARS IN THOUSANDS)
Average loans outstanding, net.......................................................................    $ 24,202        22,837
                                                                                                         ========        ======
Allowance at beginning of year.......................................................................         507           507
                                                                                                         --------        ------
Charge-offs:
    Commercial loans.................................................................................           -             -
    Consumer loans...................................................................................           -             -
    Residential real estate loans....................................................................           -           (58)
                                                                                                         --------        ------
          Total loans charged-off....................................................................           -           (58)
                                                                                                         --------        ------
Recoveries...........................................................................................          20            58
                                                                                                         --------        ------
          Net recoveries.............................................................................          20             -
                                                                                                         --------        ------
    Credit for loan losses...........................................................................        (100)            -
                                                                                                         --------        ------
    Allowance at end of year.........................................................................    $    427           507
                                                                                                         ========        ======
    Ratio of net charge-offs (recoveries) to average net loans outstanding...........................       (.001)            -
                                                                                                         ========        ======
    Ratio of allowance to year-end loans.............................................................        .016          .021
                                                                                                         ========        ======
    Ratio of allowance to non-performing loans.......................................................
                                                                                                         --------        ------

    Year end total loans.............................................................................    $ 25,925        23,911
                                                                                                         ========        ======

         The following table presents information regarding Citizens National's total allowance for losses as well as the allocation of such amounts to the various categories of loans:

                                                                                                 DECEMBER 31,
                                                                           -------------------------------------------------
                                                                                     1996                       1995
                                                                           -------------------------   ---------------------
                                                                                         % OF                         % OF
                                                                                       LOANS TO                    LOANS TO
                                                                                          TOTAL                       TOTAL
                                                                             AMOUNT       LOANS           AMOUNT      LOANS
                                                                             ------       -----           ------      -----
                                                                                          (DOLLARS IN THOUSANDS)
Commercial loans............................................................. $  36         8.7%           $  34        7.1%
Commercial real estate loans.................................................   216        36.3              217       30.1
Residential real estate loans................................................   147        50.3              218       58.9
Consumer loans...............................................................    28         4.7               38        3.9
                                                                              -----       -----            -----      -----
    Total allowance for loan losses.......................................... $ 427       100.0%           $ 507      100.0%
                                                                              =====       =====            =====      =====



RESULTS OF OPERATIONS

         The operating results of Citizens National depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Citizens National's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Citizens National's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on foreclosed real estate and income taxes.

         The following tables sets forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Citizens National from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income;
(iv) interest-rate spread; (v) net interest margin and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities.

                                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                                   1996                            1995
                                                       -----------------------------   -----------------------------
                                                                 INTEREST    AVERAGE             INTEREST    AVERAGE
                                                       AVERAGE     AND        YIELD/   AVERAGE     AND        YIELD/
                                                       BALANCE  DIVIDENDS     RATE     BALANCE  DIVIDENDS     RATE
                                                       -------  ---------     ----     -------  ---------     ----
                                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans (1)                                            $ 24,202    2,288      9.45%  $ 22,837      2,101      9.20%
   Securities                                             42,626    2,546      5.97%    43,814      2,625      5.99%
   Other interest-earning assets (2)                       2,745      156      5.68%     2,035        118      5.80%
                                                        --------  -------             --------    -------
       Total interest-earning assets                      69,573    4,990      7.17%    68,686      4,844      7.05%
                                                                  -------                         -------
Noninterest-earning assets                                 3,133                         2,745
                                                        --------                      --------
       Total assets                                     $ 72,706                      $ 71,431
                                                        ========                      ========
Interest-bearing liabilities:
   Savings and NOW deposits                               22,460      703      3.13%    23,185        733      3.16%
   Time deposits                                          40,645    2,237      5.50%    40,174      2,190      5.45%
                                                        --------  -------             --------    -------
       Total interest-bearing liabilities                 63,105    2,940      4.66%    63,359      2,923      4.61%
                                                                  -------                         -------
Demand deposits                                            1,682                         1,341
Noninterest-bearing liabilities                            1,111                           831
Stockholders' equity                                       6,808                         5,900
                                                          ------                        ------
       Total liabilities and stockholders' equity       $ 72,706                      $ 71,431
                                                        ========                      ========
Net interest income                                               $ 2,050                         $ 1,921
                                                                  =======                         =======
Interest rate spread (3)                                                       2.51%                           2.44%
                                                                               ====                            ====
Net interest margin (4)                                                        2.95%                           2.80%
                                                                               ====                            ====
Ratio of average interest-earning assets to
   average interest-bearing liabilities                     1.10                          1.08
                                                            ====                          ====

----------------------------------------

(1) Includes nonaccrual loans and amortization of deferred loan fees and direct underwriting costs.

(2) Includes Federal Funds sold and tax-exempt interest has not been calculated on a tax-equivalent basis.

(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following table sets forth certain information regarding changes in interest income and interest expense of Citizens National for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                 YEAR ENDED DECEMBER 31,
                                                                      1996 VS. 1995
                                                           ------------------------------------
                                                                INCREASE (DECREASE) DUE TO
                                                           ------------------------------------
                                                                                 RATE/
                                                            RATE    VOLUME      VOLUME    TOTAL
                                                           -----    ------      ------    -----
                                                                     (In thousands)
Interest earning assets:
   Loans                .................................. $ 57       126          4       187
   Securities           ..................................   (9)      (71)         1       (79)
   Other interest-earning assets..........................   (2)       41         (1)       38
                                                             --       ---          -       ---
             Total......                                     46        96          4       146
                                                             --       ---          -       ---
Interest-bearing liabilities:
   Deposit accounts:
             Savings and NOW deposits.....................   (6)      (22)        (2)      (30)
             Time deposits................................   20        26          1        47
                                                             --       ---          -       ---
             Total........................................   14         4         (1)       17
                                                             --       ---          -       ---
Net change in net interest income......................... $ 32        92          5       129
                                                             ==       ===          =       ===

LIQUIDITY AND CAPITAL RESOURCES

         A nationally chartered commercial bank is required to maintain a liquidity reserve of at least 10% of its total transaction accounts. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Federal Reserve Bank, such as federal funds sold and United States securities or securities guaranteed by the United States. As of June 30, 1997 and December 31, 1996, Citizens National has liquidity of approximately $14.1 million and $17.7 million, respectively, or approximately 22.0% and 26.5% of total deposits, respectively.

         During the six months ended June 30, 1997, Citizens National's primary sources of cash were from principal repayments and maturities of securities of $3.8 million. Cash was used during this period to fund net loan disbursements of $3.5 million, purchase securities of $3.5 million and fund net deposit outflows of $2.2 million. This resulted in a net decrease in cash and cash equivalents of $5.4 million from December 31, 1996 to June 30, 1997. At June 30, 1997, Citizens National had approved commitments to fund $300,000 in loans. It is expected that these commitments will be funded from principal repayments of loans and securities and maturities of securities.

         During the year ended December 31, 1996, Citizens National's primary sources of cash were from principal repayments and maturities of securities of $16.2 million, net deposit inflows of $1.4 million, proceeds from the issuance of common stock of $1.3 million and cash flow from operations of $.7 million. Cash was used during 1996 to purchase securities of $14.6 million and fund net loan disbursements of $2.1 million. This resulted in an increase of cash and cash equivalents of $2.9 million from December 31, 1995 to December 31, 1996.

INVESTMENT ACTIVITIES

         Securities that management has the intent and Citizens National has the ability at the time of purchase to hold until maturity are classified securities held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the effective interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in statement of earnings. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of taxes, are included as a separate component of stockholders' equity in the balance sheets until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the securities will be written down to its fair value by recording a loss in the statement of earnings. These securities are recorded at fair value. Both unrealized gains and losses are included in the balance sheet.

         At June 30, 1997, Citizens National had an unrealized loss net of taxes, of $42,000. This unrealized loss was shown as a decrease of stockholders' equity at June 30, 1997 as compared to a loss, net of taxes, of $61,000 as of December 31, 1996.

   At June 30, 1997, Citizens National's investment portfolio totaled approximately $40.8 million, compared to $41.6 million at December 30, 1996. The portfolio at June 30, 1997 primarily consisted of U.S. government agencies and agency-backed securities.

         The following table sets forth the carrying value of Citizens National's securities portfolio as of the dates indicated:

                                                                             AT DECEMBER 31,
                                                                             ---------------
                                                                           1996         1995
                                                                           ----         ----
                                                                             (in thousands)
  Securities available for sale:
     U.S. government agencies and corporations......................... $  8,527        9,173
     U.S. Treasury securities..........................................      -          1,999
     Mortgage-backed securities........................................    2,208        2,570
                                                                        --------       ------
       Total available for sale........................................ $ 10,735       13,742
                                                                        ========       ======
  Securities held to maturity:
     U.S. government agencies and corporations.........................   14,848        9,631
     U.S. Treasury securities..........................................      995        1,495
     Mortgage-backed securities........................................    6,579        9,426
     Tax-exempt securities.............................................    7,210        7,224
     Corporate securities..............................................    1,209        1,768
                                                                        --------       ------
       Total held to maturity.......................................... $ 30,841       29,544
                                                                        ========       ======


         The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio at December 31, 1996, as follows:

                                             AFTER ONE YEAR   AFTER FIVE YEARS
                         ONE YEAR OR LESS    TO FIVE YEARS    TO TEN YEARS       AFTER TEN YEARS         TOTAL
                         ---------------------------------------------------------------------------------------------
                         Carrying  Average  Carrying  Average Carrying  Average  Carrying  Average   Carrying  AVERAGE
                         Value     Yield    Value     Yield   Value     Yield    Value     Yield     Value     YIELD
                         --------  -------  --------  ------- --------  -------  --------  -------   --------  -------
                                                              (dollars in thousands)
SECURITIES AVAILABLE
  FOR SALE:
        U.S. government
          agencies and
          corporations...  $  549  5.52%  $  7,487   5.74%  $   491     6.44%  $    --     - %     $  8,527     5.77%
        Mortgage-backed
          securities.....      --     -          -      -         -        -     2,208   6.11         2,208     6.11
                           ------         --------          -------            -------             --------
          Total..........  $  549  5.52%  $  7,487   5.74%  $   491     6.44%  $ 2,208   6.11%     $ 10,735     5.84%
                           ======  ====   ========   ====   =======     ====   =======   ====      ========     ====

SECURITIES HELD TO
  MATURITY:
        U.S. government
          agencies and
          corporations...   2,998  6.88%    11,850   6.36%        -       - %        -     - %       14,848     6.46%
        U.S. Treasury
          securities.....     995  6.47          -      -         -        -         -      -           995     6.47
        Mortgage-backed
          securities.....     159  4.92        768   6.56     4,315     6.34     1,337   6.23         6,579     6.31
        Tax-exempt
          securities (1).       -     -      1,567   4.01     1,939     5.57     3,704   5.80         7,210     5.35
        Corporate
          securities....      809  5.69        400   6.44         -        -         -      -         1,209     5.94
                           ------         --------          -------            -------             --------
          Total.........   $4,961  6.54%  $ 14,585   6.12%  $ 6,254     6.10%  $ 5,041   5.91%     $ 30,841     6.15%
                           ======  ====   ========   ====   =======     ====   =======   ====      ========     ====


(1) The yields on tax-exempt securities are not presented on a tax equivalent basis.

REGULATORY CAPITAL REQUIREMENTS

         Under OCC regulations, Citizens National is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders' equity.

         In accordance with risk based capital guidelines issued by the OCC, all national banks are required to maintain a minimum standard of total capital to weighted risk assets of at least 8% of total assets. In addition, national banks must maintain "Core" or "Tier-I" capital of at least 4% of total assets. Those national banks operating at or near the 4% Tier I capital level are expected to have well diversified risk, including no undue interest risk rate exposure, excellent control systems, good earnings, high asset quality, high liquidity and well managed on and off balance sheet activities; and in general be considered strong banking organization with a composite 1 rating under the CAMEL rating for banks. For all but the most highly rated banks meeting the above conditions, the minimum leverage requirement has been increased to 5% of total assets. Management believes, as of June 30, 1997, that Citizens National meets all capital adequacy requirements to which it is subject.

         As of June 30, 1997, the most recent notification from the Federal regulators categorized Citizens National as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Citizens National must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Citizens National's category.

         The following table summarizes the current capital requirements for Citizens National (dollars in thousands):

                                                                                                     TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                         FOR CAPITAL             PROMPT CORRECTIVE
                                                 ACTUAL              ADEQUACY PURPOSES:         ACTION PROVISIONS:
                                                 ------              ------------------         ------------------
                                           AMOUNT       RATIO        AMOUNT       RATIO        AMOUNT        RATIO
                                           ------       -----        ------       -----        ------        -----
AT JUNE 30, 1997:
  Total Capital
    (to Risk Weighted Assets)............ $ 8,557         26.1%      $2,626         8.0%       $3,282          10.0%
  Tier I Capital
    (to Risk Weighted Assets)............   8,599         26.2        1,313         4.0         1,969           6.0
  Tier I Capital
    (to Average Assets)..................   8,599         11.5        3,000         4.0         3,750           5.0

AT DECEMBER 31, 1996:
  Total Capital
    (to Risk-Weighted Assets)............   9,255         29.5%       2,507         8.0%        3,134          10.0%
  Tier I Capital
    (to Risk-Weighted Assets)............   8,863         28.3        1,254         4.0         1,880           6.0
  Tier I Capital
    (to Average Assets)..................   8,863         12.2        2,908         4.0         3,635           5.0

ASSET AND LIABILITY MANAGEMENT

         As part of its asset and liability management, Citizens National has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing Citizens National's earnings. Management believes that these processes and procedures provide Citizens National with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed by dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, Citizens National's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term securities).

         Citizens National has also maintained a relatively large portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. As of December 31, 1996, Citizens National's liquidity ratio was 26.5%.

         Citizens National also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of Citizens National's core deposit strategy is demonstrated by the stability of its demand deposit accounts, savings accounts and NOW accounts, which totaled $25.6 million, representing 38.3% of total deposits at December 31, 1996. The interest-bearing portion of these accounts bore a weighted average nominal rate of 3.13% at December 31, 1996. Management anticipates that these accounts will increase and in the future comprise a significant portion of its deposit base.

         As of December 31, 1996, Citizens National's one-year negative interest-rate sensitivity gap in dollars was $28.1 million. Although management believes that the implementation of the foregoing strategies has reduced the potential adverse effects of changes in interest rates on Citizens National's results of operations, any substantial and prolonged increase in market rates of interest could have an adverse impact on Citizens National's results of operations. Management of Citizens National monitors Citizens National's interest-rate sensitivity on a quarterly basis. Management believes that its present gap position is appropriate for the current interest rate environment.

         The following table sets forth certain information relating to Citizens National's interest-earning assets and interest-bearing liabilities at December 31, 1996 that are estimated to mature or are scheduled to reprice within the period shown.

                                                                           ONE          MORE
                                                                          YEAR        THAN ONE
                                                                            OR         YEAR TO     MORE THAN
                                                                          LESS       FIVE YEARS    FIVE YEARS        TOTAL
                                                                          ----       ----------    ----------        -----
                                                                                     (DOLLARS IN THOUSANDS)
Loans (1):
    Adjustable rate.................................................. $  3,188           4,626           -           7,814
    Fixed rate.......................................................    2,255           4,205        10,433        16,893
    Consumer and other loans.........................................      151           1,067           -           1,218
                                                                      --------         -------      --------        ------
         Total loans.................................................    5,594           9,898        10,433        25,925

Securities (2)(3)....................................................   15,020          20,523        11,083        46,626
                                                                      --------         -------      --------        ------

         Total rate-sensitive assets.................................   20,614          30,421        21,516        72,551
                                                                      --------         -------      --------        ------

Deposit accounts:
    Savings and NOW (4)..............................................   23,902             -             -          23,902
    Time deposits....................................................   24,788          16,523           -          41,311
                                                                      --------         -------      --------        ------

         Total rate-sensitive liabilities............................   48,690          16,523           -          65,213
                                                                      --------         -------      --------        ------

Gap (repricing differences)..........................................  (28,076)         13,898        21,516         7,338
                                                                      --------         -------      --------        ======

Cumulative GAP....................................................... $(28,076)        (14,178)        7,338
                                                                      ========         =======      ========

Cumulative Ratio of rate-sensitive assets to
    rate-sensitive liabilities.......................................     0.42            0.78          1.11

Cumulative GAP/total assets..........................................   (36.95)%        (18.66)%        9.66%
                                                                      ========         =======      ========


(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayment, according to their contractual maturities.

(2) Securities are scheduled according to their respective repricing and maturity dates.

(3)      Includes federal funds sold and mortgage backed securities.

(4) NOW accounts, and savings accounts are regarded as readily accessible withdrawable accounts. All other time accounts are scheduled according to their respective maturity dates.

         The following table reflects the contractual principal repayments by period of Citizens National's loan portfolio at December 31, 1996.

                                                       COMMERCIAL      RESIDENTIAL
           YEARS ENDED                 COMMERCIAL     REAL ESTATE      REAL ESTATE      CONSUMER
           DECEMBER 31,                   LOANS           LOANS            LOANS          LOANS           TOTAL
           ------------                   -----           -----            -----          -----           -----
                                                              (IN THOUSANDS)
         1997........................... $ 1,870          1,122              748            520            4,260
         1998...........................     164            778              527            257            1,726
         1999...........................      57          1,993              540            191            2,781
         2000-2001......................      65          1,003            1,323            192            2,583
         2002-2006......................     104          1,555            4,937             58            6,654
         Thereafter.....................      -           2,970            4,951             -             7,921
                                         -------          -----           ------          -----           ------

           Total........................ $ 2,260          9,421           13,026          1,218           25,925
                                         =======          =====           ======          =====           ======


         The following table displays loan origination by type of loan and principal reductions during the periods indicated:

                                                                                                             YEAR ENDED
                                                                                                            DECEMBER 31,
                                                                                                            ------------
                                                                                                            1996   1995
                                                                                                            ----   ----
                                                                                                           (IN THOUSANDS)
    Originations:
             Commercial and commercial real estate loans............................................... $ 4,733       5,402
             Residential real estate...................................................................     868         743
             Consumer loans............................................................................     741         625
                                                                                                        -------      ------
                 Total loans originated................................................................   6,342       6,770
    Principal reductions...............................................................................  (4,328)     (5,783)
                                                                                                        -------      ------
                 Increase in gross loans .............................................................. $ 2,014         987
                                                                                                        =======      ======

         The following table sets forth information concerning Citizens National's loan portfolio by type of loan at the dates indicated.

                                                                                                 AT DECEMBER 31,
                                                                                         1996                     1995
                                                                                  --------------------     -----------------
                                                                                               % OF                     % OF
                                                                                   AMOUNT     TOTAL        AMOUNT      TOTAL
                                                                                            (DOLLARS IN THOUSANDS)
        Commercial loans........................................................ $  2,260       8.7%     $  1,699       7.1%
        Commercial real estate loans............................................    9,421      36.3         7,195      30.1
        Residential real estate loans...........................................   13,026      50.3        14,094      58.9
        Consumer loans..........................................................    1,218       4.7           923       3.9
                                                                                 --------     -----      --------     -----

            Total loans.........................................................   25,925     100.0%       23,911     100.0%
                                                                                              =====                   =====

        Less:
          Deferred loan fees....................................................        6                       7
          Allowance for loan losses.............................................      427                     507
                                                                                 --------                --------
            Loans, net.......................................................... $ 25,492                $ 23,397
                                                                                 ========                ========



         Deposits are the major source of Citizens National's funds for lending and other investment purposes. In addition to deposits, Citizens National derives funds from interest payments, loan principal payments, loan sales, and funds provided from operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Citizens National may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds. They also may be used on a longer-term basis for general business purposes.

         Deposits are attracted principally from within Citizens National's market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans. As of June 30, 1997, jumbo certificates accounted for approximately $4.8 million of Citizens National's deposits. Of this amount, $3.5 million had a term of one year or less.

         Maturity terms, service fees and withdrawal penalties are established by Citizens National on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

         Regulations promulgated by the FDIC pursuant to the FDICIA place limitations on the ability of insured depository institutions to accept, renew, or roll-over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institution's normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the corrective action provisions of the FDICIA. As of June 30, 1997, Citizens National met the definition of a "well capitalized" depository institution.

         The following table shows the distribution of, and certain other information relating to Citizens National deposit accounts by type:

                                                                                               AT DECEMBER 31,
                                                                                        1996                      1995
                                                                                 ------------------        -----------------
                                                                                            % OF                      % OF
                                                                                 AMOUNT    DEPOSIT         AMOUNT    DEPOSIT
                                                                                 ------    -------         ------    -------
                                                                                            (DOLLARS IN THOUSANDS)
          Demand deposits....................................................  $  1,700        2.54%     $  1,914       2.92%
          Savings and NOW deposits...........................................    23,902       35.72        21,646      33.02
                                                                               --------      ------      --------     ------

          Subtotal...........................................................    25,602       38.26        23,560      35.94
                                                                               --------      ------      --------     ------

          Time deposits by rate:
          5.00%- 5.99%.......................................................    34,979       52.28        37,130      56.64
          6.00%- 6.99%.......................................................     6,332        9.46         4,864       7.42
                                                                               --------      ------      --------     ------
          Total time deposits................................................    41,311       61.74        41,994      64.06
                                                                               --------      ------      --------     ------
          Total deposits.....................................................  $ 66,913      100.00%     $ 65,554     100.00%
                                                                               ========      ======      ========     ======



Jumbo certificates ($100,000 and over) mature as follows:

                                                               AT DECEMBER 31,
                                                               ---------------
                                                                     1996
                                                                     ----
                                                                (IN THOUSANDS)
          Due three months or less...........................      $ 1,346
          Due over three months to one year..................        2,511
          Due over one year..................................        1,133
                                                                   -------
                                                                   $ 4,990
                                                                   =======

        The following table sets forth the net deposit flows of Citizens National during the periods indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                ------------
                                                             1996         1995
                                                             ----         ----
                                                               (IN THOUSANDS)
    Net decrease before interest credited................  $(1,583)     (3,214)
    Net interest credited................................    2,942       2,909
                                                             -----      ------

       Net deposit increase (decrease)...................  $ 1,359        (305)
                                                           =======      ======

         The following table shows the average amount of and the average rate paid on each of the following interest-bearing deposit account categories during the periods indicated:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               1996                             1995
                                                                       -----------------------  ---------------------
                                                                        AVERAGE    AVERAGE       AVERAGE       AVERAGE
                                                                        BALANCE      YIELD       BALANCE        YIELD
                                                                        -------    -------       -------       ------
                                                                                        (DOLLARS IN THOUSANDS)
    Savings and NOW deposits.......................................... $ 22,460    3.13%         $ 23,185         3.16%
    Time deposits.....................................................   40,645    5.50            40,174         5.45
                                                                       --------    ----          --------         ----

       Total interest-bearing deposits................................ $ 63,105    4.66%         $ 63,359         4.61%
                                                                       ========    ====          ========         ====



             COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1996

GENERAL

Net earnings for the six months ended June 30, 1997 were $119,000, or $0.20 per share compared to net earnings of $371,000, or .70 per share, for the six months ended June 30, 1996. This decrease in Citizens National's net earnings was primarily due to an increase in noninterest expenses partially offset by an increase in net interest income. The increase in noninterest expenses was primarily due to additional expense of approximately $324,000 resulting from the settlement of litigation with certain of Citizens National's original executive officers during the first quarter of 1997.

INTEREST INCOME AND EXPENSE

Interest income increased by $166,000 from $2,460,000 for the six months ended June 30, 1996 to $2,626,000 for the six months ended June 30, 1997. Interest income on loans increased $159,000 primarily due to an increase in the average loan portfolio balance from $23.7 million at June 30, 1996 to $27.1 million at June 30, 1997. Interest on securities decreased $6,000 due to a decrease in the average securities portfolio to $42.2 million in 1997 from $43.3 million in 1996 partially offset by an increase in the average yield earned from 5.92% in 1996 to 6.05% in 1997. Interest on other interest-earning assets increased $13,000 primarily due to an increase from $2.0 million in average other interest earning assets in 1996 to $2.4 million in 1997.

Interest expense increased to $1,479,000 for the six months ended June 30, 1997 from $1,453,000 for the six months ended June 30, 1996. Interest expense increased primarily because of an increase in average deposits from $62.8 million during 1996 to $64.2 million during 1997.

PROVISION FOR LOAN LOSSES

A provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Citizens National, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Citizens National's market areas, and other factors related to the collectibility of Citizens National's loan portfolio. Citizens National did not record a provision for loan losses during the six months ended June 30, 1997. Management believes that the allowance for loan losses of $428,000 is adequate at June 30, 1997.

NONINTEREST EXPENSE

Total other expense increased $357,000 to $1,209,000 for the six months ended June 30, 1997 from $852,000 for the six months ended June 30, 1996. This increase was primarily due to additional expense of approximately $324,000 resulting from the settlement of litigation with certain of Citizens National's original executive officers.

INCOME TAXES

The income tax credit was $12,000 (an effective rate of (11.2%) for the six months ended June 30, 1997 compared to $55,000 (an effective rate of 12.9%) for the comparable period in 1996. The lower tax rate (compared to the statutory tax rate) for both periods is due to the tax exempt interest on certain securities.

              COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

GENERAL

Net earnings for the year ended December 31, 1996 were $570,000 or $1.06 per share compared to $500,000 or $.98 per share for the year ended December 31, 1995. This increase in Citizens National's net earnings was primarily due to an increase in net interest income partially offset by an increase in noninterest expenses.

INTEREST INCOME AND EXPENSE

Interest income increased by $146,000 from $4.8 million for the year ended December 31, 1995 to $5.0 million for the year ended December 31, 1996. Interest income on loans increased $187,000 due an increase in the average loan portfolio balance from $22.8 million for the year ended December 31, 1995 to $24.2 million for 1996, as well as an increase in the weighted average yield of 25 basis points. Interest on securities decreased $79,000 due to an decrease in the average securities balance from $43.8 million in 1995 to $42.6 million in 1996, as well as a decrease in the average yield from 5.99% in 1995 to 5.97% in 1996. Interest on other interest-earning assets increased $38,000 primarily due to an increase from $2.0 million in average other interest-earning assets in 1995 to $2.7 million in 1996.

Interest expense increased $17,000 in 1996 compared to 1995. Interest expense increased due to an increase of 5 basis points in the average yield paid on deposits for the year ended December 31, 1996 compared to 1995, partially offset by a decrease in average deposits from $63.4 million to $63.1 million from 1995 to 1996.

CREDIT FOR LOAN LOSSES

The credit for loan losses was added to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Citizens National, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Citizens National's market areas, and other factors related to the collectibility of Citizens National's loan portfolio. Management believes that the allowance for loan losses of $427,000 is adequate at December 31, 1996.

NONINTEREST EXPENSE

Total noninterest expense increased $209,000 for the year ended December 31, 1996 when compared to 1995, primarily due to an increase in employee compensation and benefits of $181,000 and other operating expenses of $145,000, partially offset by a decrease in federal deposit insurance premiums of $108,000.

INCOME TAXES

The income tax provision was $60,000 (an effective rate of 9.5%) for 1996 compared to $115,000 (an effective rate of 18.6%) for 1995. The lower tax rate (compared to the statutory tax rate) is due to the tax-exempt interest on certain securities.

                    IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Citizens National is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of Citizens National are monetary in nature. As a result, interest rates have a more significant impact on Citizens National's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         FUTURE ACCOUNTING REQUIREMENTS

The FASB has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement specifies the computation, presentation and disclosure requirements for net earnings per share for entities with publicly-held common stock. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997 and upon adoption, all prior period net earnings per share data presented will be restated to conform with SFAS 128.

                 MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CITIZENS NATIONAL AND GULF WEST

         At the Effective Time, the Stockholders of Citizens National, a national bank, will become Stockholders of Gulf West, a Florida corporation and bank holding company, and Florida law will govern Stockholder rights after the Merger. Differences between the National Bank Act and the FBCA and between the Citizens National Articles and the Citizens National Bylaws and the Gulf West Articles and the Gulf West Bylaws will result in various changes in the rights of Stockholders of Citizens National.

         The following is a summary of the material differences between the rights of Gulf West Stockholders under Florida law, compared with those of Citizens National Stockholders under the National Bank Act, the Citizens National Articles, and the Citizens National Bylaws. This summary does not purport to be a complete description of the provisions discussed and is qualified in its entirety by the National Bank Act, the FBCA, the Citizens National Articles, the Citizens National Bylaws, the Gulf West Articles and the Gulf West Bylaws, to which Citizens National Stockholders are referred.

CHARTER AND BYLAW PROVISIONS AFFECTING GULF WEST COMMON STOCK

         The Gulf West Articles and Bylaws contain several provisions which may make Gulf West a less attractive target for an acquisition of control by anyone who does not have the support of Gulf West's Board of Directors and stockholders. Such provisions include, among other things, (a) the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions involving "Principal Stockholders" (defined generally as any person who is the beneficial owner of 10% of the voting shares of Gulf West), (b) a minimum price provision, (c) several special procedural rules, and (d) a staggered Board of Directors. The Citizens National Articles and Bylaws do not contain similar restrictions on the stockholders' ability to control Citizens National. However, federal law does require the approval of the holders of two-thirds of the outstanding shares for a merger of a national banking association.

STOCKHOLDER APPROVAL OF MERGERS

         The National Bank Act (the "NBA") requires that two-thirds of the stockholders of a national banking association approve the participation of a national banking association in a merger, whether or not the association is the surviving institution. However, the stockholders of the surviving institution do not have dissenters' rights.

         The FBCA generally permits a merger to become effective without the approval of the surviving corporation's stockholders if the articles of incorporation of the surviving corporation do not change following the merger except for certain changes not materially altering the rights of existing stockholders, and the board of directors of the surviving corporation adopts a resolution approving the plan of merger.

         Where stockholder approval is required under the FBCA, a merger which does not involve an "Interested Person" can be approved by a majority vote of the outstanding shares of capital stock of each class entitled to vote thereon, unless provided otherwise by the Board of Directors. If the proposed merger or other business combination were to involve an "Interested Stockholder," as defined in the FBCA, however, the FBCA imposes supermajority approval requirements with certain qualifications. The Gulf West Articles impose similar and more restrictive supermajority approval requirements, as described elsewhere in this Proxy Statement/Prospectus. SEE "RISK FACTORS," " MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS--Charter and Bylaw Provisions Affecting Gulf West Common Stock" AND "MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS--Antitakeover Legislation."

DISSENTERS' RIGHTS

         Federal law provides that a stockholder who votes against a merger or gives notice of his or her dissent in writing prior to or at the meeting at which the merger is approved generally has the right to dissent from any merger. Any stockholder who exercises his or her right to dissent in the prescribed manner will be entitled to receive the appraised value of his shares in cash. SEE "THE MERGER--Dissenters' Rights."

         Under the FBCA, a stockholder is entitled to dissent and obtain payment of the fair value of his shares in the event of, among other things,
(a) consummation of a plan of merger to which the corporation is a party, if either (i) stockholder approval is required and the stockholder is entitled to vote on the merger or (ii) the corporation is a subsidiary that is owned 80% by and is merged into its parent; (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan; (c) consummation of a sale or exchange of substantially all of the property of the corporation other than in the usual and regular course of the business if stockholder approval is required; (d) an amendment to the articles of incorporation that adversely affects the rights in respect of the dissenter's shares in specified ways; (e) in the event of a control share acquisition as discussed in Section
607.0902 of the FBCA; or (f) any corporate action pursuant to a stockholder vote to the extent that the articles of incorporation provide that dissenters' rights shall apply. Dissenters' rights are not available, however, if the class of securities entitled to vote on those matters identified above are either registered on a national securities exchange, designated for listing on Nasdaq National Market, or are held by 2,000 or more stockholders. SEE "THE MERGER--Dissenters' Rights" AND "MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS--Stockholder Approval of Mergers."

STOCKHOLDERS' MEETINGS AND VOTING

         SPECIAL MEETINGS. Federal law does not set forth specific rules for the calling of special meetings of stockholders of national banking associations such as Citizens National. Federal law, however, does require that a notice of all stockholder meetings notifying all stockholders of the time, place, and purpose of the meeting be sent by first class mail postage prepaid at least 10 days prior to the meeting. The association bylaws or articles may require a longer period of notice. The Citizens National Articles and Bylaws provide that the Board of Directors, or any fifteen or more stockholders owning, in the aggregate, not less than 33 percent of the stock of Citizens National, may call a special meeting of stockholders at any time. The period of notice for a special meeting set forth in the Citizens National Articles is 10 days.

         Under the FBCA, a special meeting of stockholders of a Florida corporation may be called by the holders of shares entitled to cast not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided in the articles of incorporation. Although the Gulf West Bylaws provide that special meetings of stockholders may be called only by the Board of Directors or by a committee of the Board of Directors, because Gulf West's Articles do not provide for a different percentage than the FBCA, the holders of 10% or more of Gulf West's shares may call a special meeting.

         ACTIONS WITHOUT A MEETING. Neither the Citizens National Articles, nor the Bylaws of Citizens National, nor the NBA, nor the regulations enforcing and interpreting the NBA addresses whether or not the stockholders of a national banking association are entitled to take action without a meeting.

         Under the FBCA, the stockholders may take action without a meeting if a consent in writing to such action is signed by the stockholders having the minimum number of votes that would be necessary to take such action at a meeting, unless prohibited in the articles or certificate of incorporation. Gulf West's Articles provide that stockholder action may be taken without a meeting by the written consent of a majority of the outstanding shares entitled to vote thereon. SEE "RISK FACTORS."

         ELECTION AND REMOVAL OF DIRECTORS. Under the NBA, each stockholder has the right in all elections of directors to cumulative voting, i.e., each stockholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate the number of votes equal to the number of directors multiplied by the number of his shares, or to distribute his votes on the same cumulative principle among as many candidates as he wishes. The candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. Under cumulative voting, stockholders who own less than a majority of a corporation's common stock can obtain representation on the board of directors. If voting is not conducted by cumulative voting, each share is entitled to one vote, and the holders of a majority of the shares voting at the meeting can elect all of the directors if they choose to do so, leaving the other stockholders unable to elect a director.

         According to federal regulations, a director may be removed by stockholders at a meeting called to remove him or her, when notice of the meeting stating that the purpose or one of the purposes is to remove him or her is provided, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

         Under the FBCA, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present, unless the articles of incorporation provide otherwise. Gulf West's Articles do not provide for cumulative voting. SEE "DESCRIPTION OF CAPITAL STOCK OF GULF WEST--Voting Rights."

         Once elected, under the FBCA, unless the articles of incorporation provide otherwise, in the case of a corporation whose board of directors is staggered (as is Gulf West's), stockholders may effect a removal of a director only for cause. The Gulf West Articles provide for a classified board, and any such removal must be for cause after a supermajority vote (two-thirds) of the stockholders.

         VOTING ON OTHER MATTERS. Under the NBA, any action requiring the approval of stockholders of a national banking association may be obtained by a vote of the majority of stockholders, except where a law specifically mandates a greater vote with respect to a particular issue. Amendments to the articles of association require only a majority vote of stockholders. Liquidation of a National Banking Association must be approved by two-thirds of its stockholders.

         Under the FBCA, an amendment to the articles of incorporation requires the approval of the holders of at least a majority of the outstanding shares of the corporation entitled to vote thereon, unless the articles of incorporation requires a greater vote. The Gulf West Articles does require a greater vote (two-thirds) of the stockholders to approve the amendment of certain, but not all, of the provisions thereof.

         Under the FBCA, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property and assets (with or without the goodwill), otherwise than in the usual and regular course of its business, only with the approval of the holders of a majority of all of the outstanding shares of the corporation entitled to vote thereon, unless the articles of incorporation requires a greater vote. The Gulf West Articles do not require a greater vote on this matter.

         Under the FBCA, the dissolution of a corporation must be approved by the holders of a majority of the corporation's stock entitled to vote thereon, unless the articles of incorporation requires a greater vote. The Gulf West Articles do not require a greater vote for approval of a dissolution.

DIVIDENDS

         Under the NBA, the directors of a national banking association may declare a dividend quarterly, semiannually, or annually equal to that amount of the net profits of the association as they determine, except that no dividend may be declared until the surplus fund of the association at least equals its common capital stock, and there has been carried to the surplus fund not less than 10% of the association's net profits for the appropriate time period preceding the dividend. The OCC must approve all dividends declared by an association where the total of those dividends exceeds the total of its net profits of that year combined with its retained net profits (defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting current operating expenses, losses, taxes, and accrued dividends on preferred stock) of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         The FBCA provides that a corporation may declare and pay a dividend to its stockholders to the extent the corporation's total assets exceed the sum of its total liabilities plus the amount that would be needed, in the case of dissolution, to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the dividend (a surplus), unless the corporation would not be able to pay its debts as they become due in the usual course of business. In addition to these limitations, there are various statutory limitations on the ability of Mercantile to pay dividends to Gulf West, which is the primary source of funds from which Gulf West declares dividends to the Gulf West Stockholders. SEE "SUPERVISION AND REGULATION."

         Holders of Gulf West Common Stock are entitled to receive dividends ratably when, as and if declared by Gulf West's Board of Directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding.

PREEMPTIVE RIGHTS

         Federal regulations require that the articles of association of a national bank grant or deny preemptive rights in the stockholders thereof. Any amendment to a national bank's articles of association modifying such preemptive rights must be approved by affirmative vote of two thirds of the outstanding voting shares of Citizens National. Citizens National's articles of association specifically deny preemptive rights.

         Under the FBCA, stockholders do not possess preemptive rights as to the issuance of additional securities by the corporation, unless the corporation's articles of incorporation provide otherwise. The Gulf West Articles do not provide for preemptive rights.

LIQUIDATION RIGHTS

         Generally under the FBCA, stockholders are entitled to share ratably in the distribution of assets upon the dissolution of their corporation. Preferred stockholders typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred stockholders have been fully satisfied, common stockholders are entitled to the distribution of any remaining assets.

         Upon liquidation, dissolution or the winding up of the affairs of Gulf West, holders of Gulf West Common Stock are entitled to receive their pro rata portion of the remaining assets of Gulf West after the holders of Gulf West Class A Preferred Stock have been paid in full any sums to which they may be entitled. Although a series of Gulf West Class A Preferred Stock has been designated with a liquidation value of $5.00 per share, plus accrued and unpaid dividends, there are no shares of Gulf West Preferred Stock outstanding as of the date hereof.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Federal laws pertaining to national banking associations do not include specific provisions regarding the limitation of liability and indemnification of directors of the association. Federal regulations provide that a national bank may provide in its articles of association for the indemnification of directors, officers, and employees for expenses reasonably incurred in actions to which the directors, officers, or employees are parties or potential parties by reason of the performance of their official standards of law as evidenced by the law of the state in which Citizens National is headquartered, or the relevant provisions of the Model Business Corporation Act are presumed by the OCC to be within the corporate powers of a national bank. However, the indemnification articles may not allow the indemnification against expenses, penalties, or other payments incurred in an administrative proceeding or action instituted by a bank regulatory agency which results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to Citizens National.

         The Citizens National Articles provide that any person, his/her heirs, executors, or administrators may be indemnified or reimbursed by the association for reasonable expenses actually incurred in defending law suits brought against the them by reason of the performance of their official duties. The Citizens National Articles provide that Citizens National will pay all premiums for insurance covering such indemnification of officers, directors, and other employees. However, no indemnification is permitted where the director, officer, or employee is judged guilty of, or liable for, willful misconduct, gross neglect of duty, or criminal acts.

         It is mandatory for a Florida corporation to indemnify a director, officer, employee or agent against expenses actually and reasonably incurred in successfully defending an action, provided the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. The Gulf West Articles authorize the indemnification of Gulf West's directors, officers and others to the fullest extent permitted by law.

ANTITAKEOVER PROVISIONS

         Neither the NBA nor the federal regulations interpreting the NBA specifically permit anti-takeover provisions in the articles of association or bylaws of a national bank.

         The FBCA requires that any affiliated transaction, which term includes a merger, sale of significant assets of the corporation and similar extraordinary corporate transactions, between the corporation and an interested stockholder (generally defined as any person who is the beneficial owner of more than 10% of the outstanding voting shares of the corporation) be approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation other than the shares beneficially owned by the interested stockholder. The voting requirements of the FBCA will not apply, however, to an affiliated transaction if: (a) the affiliated transaction has been approved by a majority of the corporation's disinterested directors; (b) the corporation has not had more than 300 stockholders at any time during the preceding three years; (c) the interested stockholder has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years; (d) the interested stockholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation; or (e) certain fair price requirements have been met. The statute also provides that the restrictions contained therein shall not apply to any corporation whose certificate of incorporation contains a provision expressly electing not to be governed thereby. The Gulf West Articles do not contain such a provision.

         The Gulf West Articles contain additional provisions affecting control-share acquisitions. Under the Gulf West Articles, no merger, reorganization or consolidation of Gulf West may be effected with any interested stockholder who beneficially owns 10% or more of the outstanding voting shares of the corporation unless certain conditions are met. Those conditions include requirements that (i) the ratio of (a) the aggregate amount of the consideration received in the business combination to (b) the market price of the Common Stock of Gulf West immediately prior to the announcement of the business combination must meet or exceed a certain ratio set forth therein,
(ii) the aggregate amount of the consideration received by the stockholders of Gulf West in the business combination shall not be less than the highest price per share previously paid by the interested stockholder, and (iii) the consideration received by the stockholders of Gulf West in the business combination shall be in the same form and kind as the consideration paid by the interested stockholder in acquiring the majority of the shares of Gulf West Common Stock already owned by the interested stockholder.

         Unless the articles of incorporation provide otherwise (which the Gulf West Articles do not), the FBCA restricts the voting rights of a person who acquires "control shares" in an "issuing public corporation." "Control shares" are defined under the FBCA as those shares that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person to exercise the voting power of the corporation in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. An "issuing public corporation" is a corporation that has: (a) 100 or more stockholders; (b) its principal place of business, its principal office or substantial assets within Florida; and (c) either (i) more than 10% of its stockholders resident in Florida, (ii) more than 10% of its shares owned by Florida residents, or (iii) 1,000 stockholders resident in Florida.

         If a control-share acquisition has been made, the control shares have no voting rights unless the holders of a majority of shares (other than those held by the acquiror and the corporation's officers and directors if such directors are employees) grant voting rights to those shares by resolution. Any person who proposes to make or has made a control share acquisition (an "Acquiror") may, at his or her election, deliver an acquiring person statement to the issuing public corporation setting forth certain information concerning the Acquiror and the acquisition of his shares, together with a request for a stockholders' meeting to determine his voting rights, which meeting must be held within 50 days of the date of the request. The Acquiror must pay the expenses of the stockholders' meeting.

         If an Acquiror acquires a majority of the outstanding shares of the corporation and is granted full voting rights pursuant to the procedure outlined above, the other stockholders of the corporation have dissenters' rights to require the corporation to purchase their shares for a "fair value." The term "fair value" is defined as a value not less than the highest price paid per share by the acquiror in the control share acquisition.

         Although certain of the specific differences between the voting and other rights of Citizens National Stockholders and Gulf West stockholders are discussed above, the foregoing summary is not intended to be a complete statement of the comparative rights of such stockholders under Florida and applicable federal law, or the rights of such persons under the respective articles and bylaws of Gulf West and Citizens National. Nor is the identification of certain specific differences meant to indicate that other differences do not exist. The foregoing summary is qualified in its entirety by reference to the particular requirements of the NBA and the FBCA, and the specific provisions of the Gulf West Articles and Bylaws, and the Citizens National Articles and Bylaws.

                                 LEGAL MATTERS

         The validity of the shares of Gulf West Common Stock offered hereby and certain tax consequences of the Merger offering will be passed upon for Gulf West by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A.

                                    EXPERTS

         The consolidated financial statements of Gulf West as of December 31, 1996, and for each of the years in the two-year period then ended, included herein have been included in reliance on the report of Hacker, Johnson, Cohen & Grieb PA, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing and Hacker, Johnson, Cohen & Grieb PA's express consent to such use.

         The financial statements of Citizens National as of December 31, 1996 and for each of the years in the two-year period then ended, included herein have been included in reliance on the report of Hacker, Johnson, Cohen & Grieb PA, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing and Hacker, Johnson, Cohen & Grieb PA's express consent to such use.

                                 OTHER MATTERS

         The Board of Directors of Citizens National does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting, nor does it know of any other matters to be presented at the Special Meeting by others. If any other matter does properly come before the Special Meeting, the appointees named in the proxy will vote the proxies in accordance with their best judgment.

                          INDEX TO FINANCIAL STATEMENTS

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                                                                                                                PAGE
                                                                                                            ------------
AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report................................................................................        F-2

Consolidated Balance Sheet, December 31, 1996...............................................................        F-3

Consolidated Statements of Earnings for the Years Ended
        December 31, 1996 and 1995..........................................................................        F-4

Consolidated Statements of Stockholders' Equity for the
        Years Ended December 31, 1996 and 1995..............................................................        F-5

Consolidated Statements of Cash Flows for the Years
        Ended December 31, 1996 and 1995....................................................................        F-6

Notes to Consolidated Financial Statements at December 31, 1996 and for each
            of the years in the Two-Year Period Ended December 31, 1996.....................................   F-7-F-21

UNAUDITED CONDENSED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet, June 30, 1997 (unaudited).............................................       F-22

Condensed Consolidated Statements of Earnings for the Six Months
        Ended June 30, 1997 and 1996 (unaudited)............................................................       F-23

Condensed Consolidated Statement of Stockholders' Equity for the Six
        Months Ended June 30, 1997 (unaudited)..............................................................       F-24

Condensed Consolidated Statements of Cash Flows for the Six Months
        Ended June 30, 1997 and 1996 (unaudited)............................................................       F-25

Notes to Condensed Consolidated Financial Statements for the Six
        Months Ended June 30, 1997 and 1996 (unaudited).....................................................       F-26

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in thefinancial statements and related notes.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report................................................................................       F-27

Balance Sheet, December 31, 1996............................................................................       F-28

Statements of Earnings for the Years Ended
        December 31, 1996 and 1995..........................................................................       F-29

Statements of Stockholders' Equity for the
        Years Ended December 31, 1996 and 1995..............................................................       F-30

Statements of Cash Flows for the Years
        Ended December 31, 1996 and 1995....................................................................       F-31

Notes to Financial Statements at December 31, 1996
        and for each of the years in the two-
        year period then ended..............................................................................  F-32-F-43

Unaudited Condensed Financial Statements

Condensed Balance Sheet, June 30, 1997 (unaudited)..........................................................       F-44

Condensed Statements of Earnings for the Six Months
        Ended June 30, 1997 and 1996 (unaudited)............................................................       F-45

Condensed Statement of Stockholders' Equity for the Six
        Months Ended June 30, 1997 (unaudited)..............................................................       F-46

Condensed Statements of Cash Flows for the Six Months
        Ended June 30, 1997 and 1996 (unaudited)............................................................       F-47

Notes to Condensed Financial Statements for the Six
        Months Ended June 30, 1997 and 1996 (unaudited).....................................................  F-48,F-49

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.


                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Gulf West Banks, Inc.
St. Petersburg, Florida:


        We have audited the accompanying consolidated balance sheet of Gulf West Banks, Inc. and Subsidiaries (the "Company") at December 31, 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.





HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
February 4, 1997

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                DECEMBER 31,
                                                                                                                -------------
                                                                                                                     1996

         ASSETS
Cash and due from banks................................................................................          $    8,631
Federal funds sold and securities purchased under agreements to resell.................................               3,356
                                                                                                                 ----------
           Total cash and cash equivalents.............................................................              11,987

Securities available for sale..........................................................................              40,231
Loans receivable, net of allowance for loan losses of $1,184...........................................             112,660
Loans held for sale, at cost which approximates market.................................................                 319
Premises and equipment, net............................................................................               6,515
Accrued interest receivable............................................................................                 906
Deferred tax asset.....................................................................................                 215
Other assets ..........................................................................................               1,981
                                                                                                                 ----------
           Total.......................................................................................          $  174,814
                                                                                                                 ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
        Demand deposits................................................................................              29,601
        Savings and NOW deposits.......................................................................              33,733
        Money market deposits..........................................................................              13,976
        Time deposits..................................................................................              72,025
                                                                                                                 ----------
           Total deposits..............................................................................             149,335

        Other borrowings...............................................................................              12,047
        Other liabilities..............................................................................                 332
                                                                                                                 ----------
           Total liabilities...........................................................................             161,714
                                                                                                                 ----------
Commitments and Contingency (Notes 5, 10 and 14)

Stockholders' equity:
        Class A preferred stock, $5 par value, authorized
         1,000,000 shares, none issued or outstanding..................................................                -
        Common stock, $1 par value; 10,000,000 shares
         authorized, 3,326,030 issued and outstanding..................................................               3,326
        Additional paid-in capital.....................................................................               9,254
        Retained earnings..............................................................................                 450
        Unrealized gain on securities available for sale,
         net of tax of $42.............................................................................                  70
                                                                                                                 ----------

           Total stockholders' equity..................................................................              13,100
                                                                                                                 ----------
           Total.......................................................................................          $  174,814
                                                                                                                 ==========


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                                        1996       1995
                                                                                        ----       ----
Interest income:
           Loans receivable........................................................ $   8,272      6,326
           Securities available for sale...........................................     2,086      1,842
           Other interest-earning assets...........................................       486        279
                                                                                    ---------  ---------

              Total interest income................................................    10,844      8,447
                                                                                    ---------  ---------

Interest expense:
           Deposits................................................................     4,389      3,618
           Other borrowings........................................................       270        118
                                                                                    ---------  ---------

              Total interest expense...............................................     4,659      3,736
                                                                                    ---------  ---------

Net interest income................................................................     6,185      4,711

              Provision for loan losses............................................       401        240
                                                                                    ---------  ---------

Net interest income after provision for loan losses................................     5,784      4,471
                                                                                    ---------  ---------

Noninterest income:
           Service fees on deposit accounts........................................       566        446
           Loan servicing fees, net................................................        44         61
           (Loss) gain from sale of securities available for sale..................       (10)        97
           Income from mortgage banking activity...................................        39         71
           Leasing fees and commissions............................................       131        -
           Other income............................................................       261        174
                                                                                    ---------  ---------

              Total noninterest income.............................................     1,031        849
                                                                                    ---------  ---------

Noninterest expenses:
           Salaries and employee benefits..........................................     3,230      2,305
           Occupancy expense.......................................................       968        664
           Data processing.........................................................       224        159
           Federal insurance premium...............................................       181        208
           Advertising.............................................................       186        124
           Stationary, printing and supplies.......................................       195        104
           SAIF special assessment.................................................       470        -
           General insurance.......................................................        95         96
           Other expense...........................................................       775        521
                                                                                    ---------  ---------

              Total noninterest expenses...........................................     6,324      4,181
                                                                                    ---------  ---------

Earnings before income taxes ......................................................       491      1,139

              Income taxes.........................................................       177        431
                                                                                    ---------  ---------

Net earnings....................................................................... $     314        708
                                                                                    =========  =========

Earnings per share................................................................. $     .10        .25
                                                                                    =========  =========

Weighted-average number of shares outstanding...................................... 3,298,405  2,830,265
                                                                                    =========  =========


See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                       UNREALIZED
                                                                                                         GAIN
                                                COMMON STOCK                                           (LOSS) ON
                                          ------------------------      ADDITIONAL                     SECURITIES       TOTAL
                                           NUMBER OF                     PAID-IN        RETAINED        AVAILABLE   STOCKHOLDERS'
                                            SHARES         AMOUNT        CAPITAL        EARNINGS         FOR SALE       EQUITY
                                          ----------     ----------    ----------       --------        ---------   -------------
Balance at december 31, 1994 ..........   2,344,572      $2,345        5,812             343            (573)             7,927

Shares issued under employee stock
       purchase plan ..................       4,748           5           11              --              --                 16

Shares sold ...........................     772,351         772        2,639              --              --              3,411

Decrease in unrealized loss on
       securities available for sale...          --          --           --              --             577                577

Cash dividends of $.04 Per share ......          --          --           --            (125)             --               (125)

Net earnings ..........................          --          --           --             708              --                708
                                          ---------      ------        -----            ----            ----            -------

Balance at december 31, 1995 ..........   3,121,671       3,122        8,462             926               4             12,514

Shares issued under employee stock
       purchase plan ..................       7,270           7           19              --              --                 26

Shares issued in exchange for
       liberty leasing corporation.....      30,000          30          120              --              --                150

Shares issued under stock option
       plan ...........................       9,000           9           21              --              --                 30

Stock dividend ........................     158,089         158          632            (790)             --                 --

Increase in unrealized gain on
       securities available for sale...          --          --           --              --              66                 66

Net earnings ..........................          --          --           --             314              --                314
                                          ---------      ------        -----            ----            ----            -------

Balance at december 31, 1996 ..........   3,326,030      $3,326        9,254             450              70             13,100
                                          =========      ======        =====            ====            ====            =======








See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     YEAR ENDED
                                                                                                     DECEMBER 31,
                                                                                                  -----------------
                                                                                                  1996        1995
                                                                                                  ----        ----
Cash flows from operating activities:
    Net earnings ...........................................................................   $    314        708
    Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation .........................................................................        463        333
      Increase in other assets .............................................................       (139)      (309)
      Provision for loan losses ............................................................        401        240
      Deferred income tax (credit) provision ...............................................       (119)       114
      Income from mortgage banking activity ................................................        (39)       (71)
      (Decrease) increase in other liabilities .............................................        (99)       251
      Increase in accrued interest receivable ..............................................       (109)      (195)
      Net amortization of fees, premiums and discounts .....................................        (61)       (69)
      Write-down on foreclosed real estate .................................................        106         --
      Losses (gains) on securities available for sale ......................................         10        (97)
      Loss on other real estate ............................................................         17          1
      (Gain) loss on disposal of premises and equipment ....................................         (1)         3
      Proceeds from sales of loans held for sale ...........................................      5,225      5,421
      Originations of loans held for sale ..................................................     (5,247)    (5,184)
                                                                                               --------    -------

             Net cash flow provided by operating activities ................................        722      1,146
                                                                                               --------    -------

Cash flows from investing activities:
    Purchase of securities available for sale ..............................................    (27,384)   (23,155)
    Proceeds from sale and maturity of securities available for sale .......................      9,478     12,336
    Principal repayments on securities available for sale ..................................     11,321      2,322
    Proceeds from sale of foreclosed real estate ...........................................        272         82
    Additions to foreclosed real estate ....................................................         (3)        (8)
    Purchase of premises and equipment .....................................................     (2,807)    (1,286)
    Proceeds from sale of premises and equipment ...........................................         51          1
    Net increase in loans ..................................................................    (39,265)   (11,385)
                                                                                               --------    -------

             Net cash used in investing activities .........................................    (48,337)   (21,093)
                                                                                               --------    -------

Cash flows from financing activities:
    Net increase in time deposits ..........................................................     20,223      1,921
    Net increase in noninterest-bearing demand, savings and
      NOW deposit accounts .................................................................     19,920     10,899
    Net increase of other borrowings .......................................................      8,248      3,799
    Issuance of common stock ...............................................................         56      3,427
    Dividends paid .........................................................................         --       (125)
                                                                                               --------    -------

             Net cash provided by financing activities .....................................     48,447     19,921
                                                                                               --------    -------

             Net increase (decrease) in cash and cash equivalents ..........................        832        (26)

Cash and cash equivalents at beginning of year .............................................     11,155     11,181
                                                                                               --------    -------

Cash and cash equivalents at end of year...................................................    $ 11,987     11,155
                                                                                               ========    =======

Supplemental disclosure of cash flow information:
      Cash paid during the year for:
      Interest.............................................................................    $  4,635      3,745
                                                                                               ========    =======

      Income taxes.........................................................................    $    427        274
                                                                                               ========    =======

    Noncash transactions:
      Reclassification of loans to foreclosed real estate..................................    $     --        613
                                                                                               ========    =======

      Reclassification of foreclosed real estate to loans..................................    $    106         --
                                                                                               ========    =======

      Reclassification of securities to available for sale.................................    $     --     10,139
                                                                                               ========    =======

      Issuance of common stock for acquisition of Liberty Leasing..........................    $    150         --
                                                                                               ========    =======



See accompanying Notes to Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND FOR EACH OF THE YEARS
                        IN THE TWO-YEAR PERIOD THEN ENDED


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    GENERAL. Gulf West Banks, Inc. (the "Holding Company") is a one-bank holding company and owns 100% of the outstanding stock of Mercantile (the "Bank"). The Bank is a State (Florida) chartered commercial bank. The Bank, through eight banking offices, provides a wide range of banking services to individuals and businesses located primarily in Pinellas and Hillsborough Counties, Florida. During 1996, the Holding Company acquired all the outstanding common shares of Liberty Leasing Corporation ("Liberty") in exchange of 30,000 shares of the Company's common stock. Liberty is an equipment leasing company that arranges financing for a variety of equipment for all types of businesses and is headquartered in Tampa. The acquisition has been accounted for using the purchase method of accounting. Liberty had nominal assets and liabilities and goodwill of $157,000 resulted. The goodwill is being amortized over ten years and is included in other assets. The Holding Company's only business activities are the operations of the Bank and Liberty. An inactive subsidiary of the Bank, Portfolio Recoveries Inc., was dissolved in 1995. Collectively the entities are referred to as the "Company".

    BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practice within the banking industry. The following summarize the more significant of the policies and practices:

    ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS. For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, federal funds sold and securities purchased under agreements to resell.

    SECURITIES. The Bank may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

    LOANS HELD FOR SALE. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
    LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

       Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

       The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

       The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

    FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in the statements of earnings.

    PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation. Depreciation of premises and equipment is provided on the straight-line basis over the estimated useful life of the related asset.

    ADVERTISING.  The Company expenses all media advertising as incurred.

    INCOME TAXES. Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting
       Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123 establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). The Company has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of pro forma net earnings and earnings per share determined as if the Company accounted for its employee stock options under the fair value method of that Statement.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
    FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

       CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximate their fair value.

       SECURITIES AVAILABLE FOR SALE. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

       LOANS. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

       DEPOSIT LIABILITIES. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

       SHORT-TERM BORROWINGS. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

       ACCRUED INTEREST. The carrying amounts of accrued interest approximate their fair values.

       OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    EARNINGS PER SHARE. Earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding. Earnings per share would not be materially diluted by the exercise of outstanding stock options. Because of limited trading activity in the Company's common stock, the book value was used for the purposes of determining the materiality of dilution.

    RECLASSIFICATIONS. Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

    FUTURE ACCOUNTING REQUIREMENTS. The FASB has issued Statement of Financial
       Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. Management does not anticipate SFAS 125 will have a material impact on the Company.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(2) SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL
    TheBank enters into purchases of securities under agreements to resell substantially identical securities. At December 31, 1996, these agreements matured daily. The agreements were with a major bank. Securities purchased under agreements to resell averaged approximately $3,320,000 during 1996, and the maximum amounts outstanding at any month-end during 1996 was $3,206,000. There were no such agreements during 1995.

(3) SECURITIES AVAILABLE FOR SALE
    Debt securities have been classified according to management's intent. The carrying amounts and approximate fair values are as follows (in thousands):

                                                                            GROSS          GROSS
                                                        AMORTIZED        UNREALIZED     UNREALIZED       FAIR
                                                          COST              GAINS         LOSSES         VALUE
                                                        ---------        ----------     ----------     ---------
    SECURITIES AVAILABLE FOR SALE:
       DECEMBER 31, 1996:
           U.S. agency obligations...................   $  1,000               8              -            1,008
           Municipal obligations.....................        700               -              1              699
           U.S. Treasury securities..................     15,970               -              3           15,967
           Mortgage-backed securities................     22,449             108              -           22,557
                                                        --------             ---            ---           ------

                                                        $ 40,119             116              4           40,231
                                                        ========             ===            ===           ======


The scheduled maturities of securities available for sale at December 31, 1996, were as follows (in thousands).

                                                                                           AMORTIZED          FAIR
                                                                                             COST             VALUE
                                                                                           --------          ------
           Due in one year or less...................................................      $  5,304           5,319
           Due after one year through five years.....................................        24,104          24,171
           Due in five years to ten years............................................         4,825           4,838
           Due after ten years.......................................................         5,886           5,903
                                                                                           --------          ------

                                                                                           $ 40,119          40,231
                                                                                           ========          ======

    For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

    Proceeds from sales of securities available for sale were $9,478,000 and $9,312,000 in 1996 and 1995, respectively. Gross gains (losses) of $(10,000) and $97,000 were realized on those sales during 1996 and 1995, respectively.

    At December 31, 1996 the Company had pledged securities in the amount of approximately $2,951,000 book value to secure public deposits. Also, at December 31, 1996 securities in the amount of $197,000 have been pledged to secure treasury tax deposits.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(4) LOANS
    The components of loans in the consolidated balance sheet was as follows (in thousands):

                                                                                                      AT DECEMBER 31,
                                                                                                      ---------------
                                                                                                            1996
                                                                                                            ----
           Commercial..............................................................................   $    18,169
           Commercial real estate..................................................................        63,207
           Residential real estate.................................................................        22,095
           Consumer................................................................................        10,594
                                                                                                      -----------

              Subtotal.............................................................................       114,065

           Net deferred loan fees, premiums and discounts..........................................          (221)
           Allowance for loan losses...............................................................        (1,184)
                                                                                                      -----------

                                                                                                      $   112,660
                                                                                                      ===========

An analysis of the change in the allowance for loan losses follows (in thousands):

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            1996             1995
                                                                                            ----             ----
           Balance at January 1........................................................  $   830              663
                                                                                         -------              ---
           Loans charged off...........................................................      (54)             (98)
           Recoveries..................................................................        7               25
                                                                                         -------              ---

              Net loans charged off....................................................      (47)             (73)

           Provision for loan losses...................................................      401              240
                                                                                         -------              ---

           Balance at December 31......................................................  $ 1,184              830
                                                                                         =======              ===

    Impaired loans having recorded investments of $494,000 at December 31, 1996 have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118. The average recorded investment in impaired loans during 1996 and 1995 was $501,000 and $563,000, respectively. The total allowance for loan losses related to these loans was $100,000 on December 31, 1996. Interest income on impaired loans of $52,000 and $50,000 were recognized for cash payments received in 1996 and 1995, respectively.

    CREDIT RISK AND CREDIT LOSSES. A credit risk concentration results when the Company has a significant credit exposure to an individual or a group engaged in similar activities or having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

    Most of the Company's business activity is with customers located within Pinellas and Hillsborough Counties, Florida. The loan portfolio is diversified among individuals and types of industries. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The amount of collateral obtained upon extension of credit is based on the Company's credit evaluation of the customer. Collateral primarily includes accounts receivable, inventory, property and equipment, income-producing commercial properties and residential homes.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(4) LOANS, CONTINUED
    LOANS TO RELATED PARTIES. The aggregate amount of loans owed to the Company by its executive and senior officers, directors, and their related entities at December 31, 1996 was approximately $697,000. The loans outstanding as of December 31, 1996 were made up of $482,000 of mortgage loans and $215,000 of various other types of loans. These loans have been made on substantially the same terms, including collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

(5) PREMISES AND EQUIPMENT
    A summary of premises and equipment follows (in thousands):

                                                                                                    AT DECEMBER 31,
                                                                                                    ---------------
                                                                                                         1996
                                                                                                         ----
             Land....................................................................................  $ 1,413
             Building and leasehold improvements.....................................................    3,925
             Furniture, fixtures and equipment.......................................................    3,108
                                                                                                       -------

                 Total, at cost......................................................................    8,446

             Less accumulated depreciation...........................................................   (1,931)
                                                                                                       -------

                                                                                                       $ 6,515
                                                                                                       =======

    The Company leases facilities and certain equipment under operating leases with noncancellable terms. Rent expense amounted to approximately $248,000 and $158,000 for the years ended December 31, 1996 and 1995, respectively. A summary of the operating lease commitments at December 31, 1996 follows (in thousands):

                 YEAR ENDING
                 DECEMBER 31,                                                              AMOUNT
                 ------------                                                            ---------
                     1997..............................................................  $    364
                     1998..............................................................       326
                     1999..............................................................       256
                     2000..............................................................       261
                     2001..............................................................       239
                     Thereafter........................................................     1,177
                                                                                         --------

                                                                                         $  2,623
                                                                                         ========

                                                                     (continued)

                    GULF WEST BANKS, INC. AND SUBSIDIARIES

(6) LOAN SERVICING
     Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows (in thousands):

                                                                                                    AT DECEMBER 31,
                                                                                                    ---------------
                                                                                                          1996
                                                                                                          -----
             Loan portfolios serviced for:
                 FNMA.............................................................................      $ 17,161
                 FHLMC............................................................................         4,682
                 Other investors..................................................................         7,685
                                                                                                        --------

                                                                                                        $ 29,528
                                                                                                        ========

             Custodial escrow balances maintained in connection
                 with loan servicing..............................................................      $     80
                                                                                                        ========

(7) DEPOSITS
     A schedule of maturities for certificate accounts follows (in thousands):


                  YEAR ENDING                                                                   AT DECEMBER 31,
                  DECEMBER 31,                                                                        1996
                  ------------                                                                  ---------------
                     1997.......................................................................     $ 53,170
                     1998.......................................................................       15,305
                     1999.......................................................................        1,391
                     2000.......................................................................          587
                     2001 and thereafter........................................................        1,572
                                                                                                     --------

                                                                                                     $ 72,025
                                                                                                     ========


(8) OTHER BORROWINGS
    Securities sold under reverse repurchase agreements were delivered to the broker-dealers who arranged the transactions. Securities collateralizing customer reverse repurchase agreements are held in safekeeping by a third party. The agreements at December 31, 1996 mature within six months. Information concerning securities sold under agreements to repurchase is summarized as follows ($ in thousands):

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                                      1996
                                                                                      ----
             Average balance during the year.................................       $  5,447
             Average interest rate during the year...........................           4.88%
             Maximum month-end balance during the year.......................       $ 12,547

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(8) OTHER BORROWINGS, CONTINUED
     The average rate was determined by dividing the total interest paid by the average outstanding borrowings.

     Securities underlying the agreements are as follows (in thousands):

                                                                               AT DECEMBER 31,
                                                                               ---------------
                                                                                     1996
                                                                                     ----

             Carrying value.................................................      $ 17,090
                                                                                  ========

             Estimated fair value...........................................      $ 17,079
                                                                                  ========

     At December 31, 1996, the Company had five variable-rate lines of credit from other financial institutions, totaling $9,500,000. At December 31, 1996, there were no borrowings against these lines.

(9) Income Taxes
     The consolidated provision for income taxes consisted of the following (in thousands):


                                                                                       YEAR ENDING
                                                                                       DECEMBER 31,
                                                                                    -----------------
                                                                                    1996       1995
                                                                                    ----       ----
                 Currently payable:
                     Federal.....................................................   $ 278      263
                     State.......................................................      18       54
                                                                                    -----      ---

                         Total currently payable                                      296      317
                                                                                    -----      ---

                 Deferred:
                     Federal.....................................................    (102)      97
                     State.......................................................     (17)      17
                                                                                    -----      ---

                         Total deferred.........................................     (119)     114
                                                                                    -----      ---

     Total income taxes..........................................................   $ 177      431
                                                                                    =====      ===

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(9) INCOME TAXES, CONTINUED
     The provision for income taxes is different from that computed by applying the federal statutory rate of 34% as indicated in the following analysis (dollars in thousands):

                                                                                      YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------------
                                                                                  1996                      1995
                                                                           -------------------     ---------------------
                                                                                       % OF                    % OF
                                                                                      PRETAX                  PRETAX
                                                                           AMOUNT    EARNINGS      AMOUNT    EARNINGS
                                                                           ------    --------      ------    --------
          Tax provision at statutory rate................................   $ 167        34.0%      $ 387        34.0%
          Increase (reduction) in taxes
             resulting from:
                State taxes, net of federal income
                   tax benefit...........................................      18         3.7          47         4.1
                Tax-exempt income........................................     (17)       (3.5)         -           -
                Other, net...............................................       9         1.8          (3)        (.2)
                                                                            -----        ----       -----        ----

                Income tax provision.....................................   $ 177        36.0%      $ 431        37.9%
                                                                            =====        ====       =====        ====


The tax effects of each type of item that gives rise to deferred taxes are (in thousands):

                                                                                           AT DECEMBER 31,
                                                                                           ---------------
                                                                                                 1996
                                                                                                 ----
       Deferred tax assets:
         Allowance for loan losses........................................................       $ 346
         Interest income from loans on nonaccrual status..................................           2
         Deferred compensation............................................................          66
                                                                                                 -----
             Total gross deferred tax assets..............................................         414
                                                                                                 -----

       Deferred tax liabilities:
         Net unrealized gain on securities available for sale.............................          42
         Accumulated depreciation.........................................................         129
         Excess servicing.................................................................           2
         Deferred loan fees and costs.....................................................           -
         Prepaid expenses.................................................................          26
                                                                                                 -----

            Total gross deferred tax liabilities.........................................          199
                                                                                                 -----

            Net deferred tax asset.......................................................        $ 215
                                                                                                 =====

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

(10) FINANCIAL INSTRUMENTS
     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Standby letters of credit and conditional commitments are issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers.

    The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                                                                AT DECEMBER 31, 1996
                                                                                              -------------------------
                                                                                              CARRYING           FAIR
                                                                                               AMOUNT            VALUE
                                                                                              --------          -------
         Financial assets:
              Cash and cash equivalents...................................................... $ 11,987           11,987

              Securities available for sale..................................................   40,231           40,231

              Loans receivable...............................................................  112,660          112,868

              Accrued interest receivable...................................................       906              906

         Financial liabilities:

              Deposit liabilities............................................................  149,335          149,433

              Short-term borrowings..........................................................   12,047           12,047



    A summary of the notional amounts of the Company's financial instruments, which approximate fair value, with off- balance-sheet risk at December 31, 1996, follows (in thousands):

              Unfunded loan commitments at variable rates..................................   $  7,573

              Available lines of credit....................................................   $ 10,582

              Standby letters of credit....................................................   $    904


                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(11) STOCK OPTION PLAN
     Certain key employees and directors of the Company have options to purchase shares of the Company's common stock under its stock option plan. Under the plan, the total number of shares which may be issued shall not exceed 12% (currently 399,124 shares) of the Company's total outstanding shares. At December 31, 1996, 67,061 remain available for grant. A summary of stock options transactions for the years ended December 31, 1995 and 1996 follows ($ in thousands, except per share amounts):

                                                                      AVERAGE                            AGGREGATE
                                                                     PER SHARE         NUMBER OF           OPTION
                                                                       PRICE             SHARES            PRICE
                                                                     ---------         ----------       -----------
               Outstanding at December 31, 1994......................   3.11              291,375          $   908
               Options granted.......................................   4.29               53,813              230
               Options forfeited.....................................   3.79               (6,890)             (26)
                                                                                          -------          -------

               Outstanding at December 31, 1995......................   3.29              338,298            1,112
               Options granted.......................................   4.28               10,500               45
               Options exercised.....................................   3.23               (9,187)             (30)
               Options forfeited.....................................   4.08               (7,548)             (29)
                                                                                          -------          -------

               Outstanding at December 31, 1996......................   3.31              332,063          $ 1,098
                                                                        ====              =======          =======


    These options are exercisable as follows:

               YEAR ENDING
               ------------
                     1997.............................................................   299,907
                     1998.............................................................    17,061
                     1999.............................................................    12,469
                     2000.............................................................     2,626
                                                                                         -------

                                                                                         332,063
                                                                                         =======


    On January 1, 1996, the Company adopted Statement of Financial Accounting
       Standards No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted by this Statement, the Company has elected to continue utilizing the intrinsic value method of accounting defined in APB Opinion No. 25. Due to the exercise price of the options approximating the market value of the common stock at the date of grant, no compensation expense has been recognized in the consolidated statements of earnings.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(11) STOCK OPTION PLAN, CONTINUED
    In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. The following information pertains to the fair value of the options granted to purchase common stock in 1995 and 1996 (in thousands, except per share amounts):

                                                                                                  YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                           ----------------------
                                                                                            1996             1995
                                                                                            ----             ----
               Weighted-average grant-date fair value of options
                     issued during the year...........................................     $  24              102
                                                                                           =====              ===

               Pro forma net earnings.................................................     $ 280              708
                                                                                           =====              ===

               Pro forma earnings per share...........................................     $ .08              .25
                                                                                           =====              ===


(12)  STOCK DIVIDEND
    The Board of Directors declared a 5% stock dividend payable during 1996. All per share amounts have been presented to reflect this stock dividend.

(13) REGULATORY MATTERS
    The Bank is subject to various regulatory capital requirements administered by the various banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from the State and Federal regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(13) REGULATORY MATTERS, CONTINUED
    The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                      TO BE WELL
                                                                         FOR CAPITAL               CAPITALIZED UNDER
                                                                   ---------------------           PROMPT CORRECTIVE
                                               ACTUAL                 ADEQUACY PURPOSES:           ACTION PROVISIONS:
                                     ------------------------      ---------------------           ------------------
                                       AMOUNT          RATIO        AMOUNT         RATIO        AMOUNT          RATIO
                                       ------          -----        ------         -----        ------          -----
     As of December 31, 1996:
         Total capital (to Risk
         Weighted Assets)..........  $ 13,719           11.36%     $ 9,664          8.00%      $ 12,079         10.00%
         Tier I Capital (to Risk
         Weighted Assets)..........    12,535           10.38        4,832          4.00          7,248          6.00
         Tier I Capital
         (to Average Assets).......    12,535            7.72        6,495          4.00          8,118          5.00


(14) PROFIT SHARING PLAN
     The Company sponsors a Section 401(k) profit sharing plan. The profit sharing plan is available to all employees electing to participate after meeting certain length-of-service requirements. The Company's contributions to the profit sharing plan are comprised of two components: a guaranteed match and a discretionary match. Expense relating to the Company's contributions to the profit sharing plan included in the accompanying consolidated financial statements was $49,000 and $26,000 for the years ended December 31, 1996 and 1995, respectively.

(15) DEFERRED COMPENSATION PLANS
     The Company has deferred compensation agreements with certain officers. The terms of the agreements provide for the payments of specified benefits to these participants upon severance or retirement or their beneficiaries in the event of death of the participant while employed by the Company or while receiving benefits. The Company is accruing the present value of the future benefits over the terms of the agreements. The expense of the deferred compensation plans was approximately $76,000 and $66,000 for the years ended December 31, 1996 and 1995, respectively.

                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(16)  PARENT COMPANY ONLY FINANCIAL STATEMENTS
     Condensed financial statements of the Holding Company are presented below.
         The Holding Company commenced business in January 1995.

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                      AT DECEMBER 31,
                                                                                                      ----------------
                                                                                                            1996
                                                                                                            ----
         ASSETS

         Cash and cash equivalents with subsidiary...................................................... $    276
         Investment in wholly-owned subsidiaries........................................................   12,655
         Other assets...................................................................................      169
                                                                                                         --------
             Total...................................................................................... $ 13,100
                                                                                                         ========
         LIABILITIES AND STOCKHOLDERS' EQUITY

         Other liabilities..............................................................................      -
         Stockholders' equity...........................................................................   13,100
                                                                                                         --------

             Total...................................................................................... $ 13,100
                                                                                                         ========


                        CONDENSED STATEMENTS OF EARNINGS
                                 (IN THOUSANDS)

                                                           FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                         ---------------------
                                                          1996          1995
                                                         ----           ----
Revenues .........................................         $  --           3
Expenses .........................................            25          14
                                                           -----        ----

    Loss before earnings of subsidiaries .........           (25)        (11)
    Earnings of subsidiaries .....................           339         719
                                                           -----        ----

    Net earnings .................................         $ 314         708
                                                           =====        ====


                                                                     (continued)

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(16)  PARENT COMPANY ONLY FINANCIAL STATEMENTS, CONTINUED


                        CONDENSED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   FOR THE YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                                   ------------------
                                                                                                     1996        1995
                                                                                                     ----        ----
         Cash flows from operating activities:
             Net earnings..................................................................       $   314         708
             Adjustments to reconcile net earnings to net cash used in
               operating activities:
                 Equity in undistributed earnings of subsidiaries..........................          (339)       (719)
                 Net (increase) decrease in other assets...................................            12           5
                 Decrease in other liabilities.............................................           -           (31)
                                                                                                  -------       -----

                     Net cash used in operating activities.................................           (13)        (37)
                                                                                                  -------       -----

         Cash flows from investing activities:
             Investment in subsidiaries....................................................        (3,082)        -
             Dividends received from subsidiary............................................           -            50
                                                                                                  -------       -----

                     Net cash provided by (used in) investing activities....................       (3,082)         50
                                                                                                  -------       -----

         Cash flows from financing activities:
             Net proceeds from issuance of common stock....................................            56       3,427
             Cash dividends................................................................           -          (125)
                                                                                                  -------       -----

                     Net cash provided by financing activities.............................            56       3,302
                                                                                                  -------       -----

         Net (decrease) increase in cash and cash equivalents..............................        (3,039)      3,315

         Cash and cash equivalents at beginning of the year................................         3,315          -
                                                                                                   ------       -----

         Cash and cash equivalents at end of year..........................................        $  276       3,315
                                                                                                   ======       =====


                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                ($ IN THOUSANDS)

                                                                                                         JUNE 30,
                                                                                                         --------
       ASSETS                                                                                              1997
                                                                                                           ----
                                                                                                        (UNAUDITED)
Cash and due from banks................................................................................. $  3,539
Federal funds sold and securities purchased
   under agreements to resell...........................................................................    6,579
                                                                                                         --------

    Total cash and cash equivalents.....................................................................   10,118

Securities available for sale...........................................................................   47,923
Loans receivable, net of allowance for loan losses of $1,415............................................  112,332
Loans held for sale, at cost which approximates market..................................................      559
Foreclosed real estate..................................................................................      179
Premises and equipment, net.............................................................................    6,820
Accrued interest receivable.............................................................................    1,106
Deferred tax asset......................................................................................      246
Other assets............................................................................................    2,311
                                                                                                         --------

    Total............................................................................................... $181,594
                                                                                                         ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Demand deposits.....................................................................................   36,470
    Savings and NOW deposits............................................................................   40,876
    Money market deposits...............................................................................   11,189
    Other time deposits.................................................................................   71,758
                                                                                                         --------

    Total deposits......................................................................................  160,293

    Other borrowings....................................................................................    7,149
    Other liabilities...................................................................................      530
                                                                                                         --------

    Total liabilities...................................................................................  167,972
                                                                                                          =======
Stockholders' equity:
    Class A preferred stock.............................................................................      -
    Common stock........................................................................................    3,337
    Additional paid-in capital..........................................................................    9,296
    Retained earnings...................................................................................      906
    Unrealized gain on securities available for sale....................................................       83
                                                                                                         --------

    Total stockholders' equity..........................................................................   13,622
                                                                                                         --------

    Total............................................................................................... $181,594
                                                                                                         ========





See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                   ($ IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                                                   SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                -------------------------
                                                                     1997          1996
                                                                ----------     ----------
                                                                       (UNAUDITED)
Interest income:
    Loans receivable .......................................    $    5,220          3,812
    Securities available for sale ..........................         1,430            817
    Other interest-earning assets ..........................           199            239
                                                                ----------     ----------

       Total interest income ...............................         6,849          4,868
                                                                ----------     ----------

Interest expense:
    Deposits ...............................................         2,735          1,921
    Other borrowings .......................................           286             96
                                                                ----------     ----------

       Total interest expense ..............................         3,021          2,017
                                                                ----------     ----------

Net interest income ........................................         3,828          2,851

       Provision for loan losses ...........................           240             91
                                                                ----------     ----------

Net interest income after provision for loan losses ........         3,588          2,760
                                                                ----------     ----------

Noninterest income:
    Service fees on deposit accounts .......................           373            259
    Loan servicing fees, net ...............................            11             23
    Loss from sale of securities available for sale ........            --            (10)
    Income from mortgage banking activity ..................            21             25
    Leasing fees and commissions ...........................           254             53
    Other income ...........................................           219            155
                                                                ----------     ----------

       Total noninterest income ............................           878            505
                                                                ----------     ----------

Noninterest expenses:
    Salaries and employee benefits .........................         2,063          1,478
    Occupancy expense ......................................           799            459
    Data processing ........................................           176            100
    Federal insurance premium ..............................            45            119
    Advertising ............................................           106            100
    Stationary, printing and supplies ......................           110             86
    General insurance ......................................            59             48
    Other expense ..........................................           418            399
                                                                ----------     ----------

       Total noninterest expenses ..........................         3,776          2,789
                                                                ----------     ----------

Earnings before income taxes ...............................           690            476

Income taxes ...............................................           234            182
                                                                ----------     ----------

Net earnings ...............................................    $      456            294
                                                                ==========     ==========

Earnings per share .........................................    $      .14            .09
                                                                ==========     ==========

Weighted-average number of shares outstanding ..............     3,334,281      3,285,388
                                                                ==========     ==========


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                ($ IN THOUSANDS)

                                                                                                      UNREALIZED
                                                                                                        GAIN ON
                                                                       ADDITIONAL                     SECURITIES      TOTAL
                                          NUMBER OF      COMMON          PAID-IN       RETAINED        AVAILABLE   STOCKHOLDERS'
                                           SHARES        STOCK          CAPITAL        EARNINGS         FOR SALE       EQUITY
                                          ---------      ---------     ----------      --------       ----------   --------------
Balance at December 31, 1996 ..........   3,326,030       $3,326        9,254            450            70            13,100

Shares issued (unaudited) .............      11,051           11           42             --            --                53

Increase in unrealized gain on
       securities available
       for sale (unaudited) ...........          --           --           --             --            13                13

Net earnings (unaudited) ..............          --           --           --            456            --               456
                                          ---------       ------        -----            ---            --            ------

Balance at June 30, 1997
       (unaudited) ....................   3,337,081       $3,337        9,296            906            83            13,622
                                          =========       ======        =====            ===            ==            ======








See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   SIX MONTHS ENDED
                                                                                                      JUNE 30,
                                                                                                 ------------------
                                                                                                  1997        1996
                                                                                                  ----        ----
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings ...........................................................................   $    456        294
    Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation .........................................................................        361        203
      Increase in other assets .............................................................       (330)      (246)
      Provision for loan losses ............................................................        240         91
      Deferred income tax (credit) provision ...............................................        (39)        30
      Income from mortgage banking activity ................................................        (21)       (22)
      Increase (decrease) in other liabilities .............................................        198        (35)
      (Increase) decrease in accrued interest receivable ...................................       (200)        12
      Net amortization of fees, premiums and discounts .....................................        (46)       (33)
      Write-down on foreclosed real estate .................................................         --        106
      Losses on securities available for sale ..............................................         --         10
      Proceeds from sales of loans held for sale ...........................................      2,199      3,818
      Originations of loans held for sale ..................................................     (1,942)    (3,477)
                                                                                               --------    -------

           Net cash flow provided by operating activities ..................................        876        751
                                                                                               --------    -------

Cash flows from investing activities:
    Purchase of securities available for sale ..............................................     (9,970)   (11,860)
    Proceeds from sale and maturity of securities available for sale .......................      1,000      9,427
    Principal repayments on securities available for sale ..................................      1,283      9,384
    Net purchase of premises and equipment .................................................       (666)      (755)
    Proceeds from sale of premises and equipment ...........................................         --          2
    Net increase in loans ..................................................................       (505)   (14,042)
                                                                                               --------    -------

           Net cash used in investing activities ...........................................     (8,858)    (7,844)
                                                                                               --------    -------

Cash flows from financing activities:
    Net (decrease) increase in time deposits ...............................................       (267)     5,599
    Net increase in noninterest-bearing demand, savings and
      NOW deposit accounts .................................................................     11,225      7,381
    Net (decrease) increase of other borrowings ............................................     (4,898)     7,332
    Issuance of common stock ...............................................................         53         26
                                                                                               --------    -------

           Net cash provided by financing activities .......................................      6,113     20,338
                                                                                               --------    -------

           Net (decrease) increase in cash and cash equivalents ............................     (1,869)    13,245

Cash and cash equivalents at beginning of period ...........................................     11,987     11,155
                                                                                               --------    -------

Cash and cash equivalents at end of period .................................................   $ 10,118     24,400
                                                                                               ========    =======

Supplemental disclosure of cash flow information: Cash paid during the period for:
      Interest .............................................................................   $  2,867      1,896
                                                                                               ========    =======

      Income taxes .........................................................................   $    273        213
                                                                                               ========    =======

    Noncash transactions:
      Reclassification of loans to foreclosed real estate ..................................   $    179         --
                                                                                               ========    =======


See accompanying Notes to Condensed Consolidated Financial Statements.

                     GULF WEST BANKS, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1. BASIS OF PRESENTATION. In the opinion of the management of Gulf West Banks, Inc., the accompanying condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at June 30, 1997 and the results of operations and cash flows for the six-month periods ended June 30, 1997 and 1996. The results of operations and cash flows for the six months ended June 30, 1997, are not necessarily indicative of results that may be expected for the year ending December 31, 1997.

      The condensed consolidated financial statements include the accounts of Gulf West Banks, Inc. (the "Holding Company"), its wholly-owned subsidiaries, Mercantile (the "Bank") and Liberty Leasing Corporation (together, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

2. LOAN IMPAIRMENT AND LOAN LOSSES. The Company prepares a quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in the Statements of Financial Accounting Standards No. 114 and 118. Impaired loans identified by the Company at June 30, 1997 and 1996 were $479,000 and $495,000, net of loan loss allowance of $100,000 and $100,000, respectively.

      An analysis of the change in the allowance for loan losses follows (in thousands):

                                                                                                 SIX MONTHS ENDED
                                                                                                     JUNE 30,
                                                                                               -------------------
                                                                                                 1997         1996
                                                                                               --------    -------
Beginning balance.....................................................................        $   1,184        830
Provision for loan losses ............................................................              240         91
Loans charged-off, net of recoveries .................................................               (9)       (35)
                                                                                              ---------    -------

Ending balance........................................................................        $   1,415        886
                                                                                              =========    =======


3. IMPACT OF NEW ACCOUNTING ISSUES. In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. That Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. The adoption of SFAS No. 125 had no significant effect on the Company's financial position at June 30, 1997 or results of operations for the six months then ended.

4. FUTURE ACCOUNTING REQUIREMENTS. The FASB has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). The statement specifies the computation, presentation and disclosure requirements for net earnings per share for entities with publicly-held common stock. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997 and upon adoption, all prior period net earnings per share data presented will be restated to conform with SFAS 128.

5. PENDING ACQUISITION. On July 31, 1997, the Company entered into an agreement to acquire Citizens National Bank and Trust Company, Port Richey, Florida ("Citizens"). Citizens will exchange 1.95 million shares of its common stock all the outstanding shares of the Citizens. This transaction is subject to the approval of Citizens stockholders and various regulatory authorities. The Company expects to account for this transaction using the purchase method of accounting.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Citizens National Bank and Trust Company
Port Richey, Florida:

  We have audited the accompanying balance sheet of Citizens National Bank and Trust Company (the "Bank") as of December 31, 1996 and the related statements of earnings, stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 1996 and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.







HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
January 10, 1997

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                                  BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        DECEMBER 31,
                                                                        ------------
                                                                            1996
                                                                            ----
     ASSETS
Cash and due from banks .........................................        $  1,896
Federal funds sold ..............................................           5,050
                                                                         --------

              Cash and cash equivalents .........................           6,946

Securities available for sale ...................................          10,735
Securities held to maturity (market value of $31,078) ...........          30,841
Restricted securities:
     Federal Reserve stock ......................................             141
     Federal Home Loan Bank stock ...............................             239
Loans receivable, net of allowance for loan losses of $427 ......          25,492
Accrued interest receivable .....................................             711
Premises and equipment, net .....................................             603
Deferred income taxes ...........................................             158
Other assets ....................................................              53
Foreclosed real estate ..........................................              63
                                                                         --------

              Total .............................................        $ 75,982
                                                                         ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Deposits:
         Demand deposits ........................................           1,700
         Savings and NOW deposits ...............................          23,902
         Time deposits ..........................................          41,311
                                                                         --------

              Total deposits ....................................          66,913

     Accrued expenses and other liabilities .....................             597
                                                                         --------

              Total liabilities .................................          67,510
                                                                         --------

Commitments and Contingency (Notes 4, 11, 13 and 14)

Stockholders' Equity:
     Common stock, $5 par value, 750,000 shares authorized,
         603,030 shares issued and outstanding ..................           3,015
     Additional paid-in capital .................................           2,996
     Retained earnings ..........................................           2,522
     Net unrealized depreciation on available-for-sale
         securities, net of tax of $32 ..........................             (61)
                                                                         --------

              Total stockholders' equity ........................           8,472
                                                                         --------

              Total .............................................        $ 75,982
                                                                         ========


See Accompanying Notes to Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                             STATEMENTS OF EARNINGS
                                ($ IN THOUSANDS)

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              -----------------------
                                                                                                1996         1995
                                                                                                ----         ----
Interest income:
     Loans receivable ......................................................................   $  2,288      2,101
     Securities held to maturity ...........................................................      1,847      1,822
     Securities available for sale .........................................................        699        803
     Federal funds sold ....................................................................        156        118
                                                                                               --------    -------

         Total interest income .............................................................      4,990      4,844
                                                                                               --------    -------

Interest expense-
     Deposits ..............................................................................      2,940      2,923
                                                                                               --------    -------

         Net interest income ...............................................................      2,050      1,921

Credit for loan losses .....................................................................       (100)        --
                                                                                               --------    -------

         Net interest income after credit for loan losses ..................................      2,150      1,921
                                                                                               --------    -------

Noninterest income:
     Service charges on deposit accounts ...................................................         47         47
     Income from fiduciary activities ......................................................        255        250
     Other income ..........................................................................         35         45
                                                                                               --------    -------

         Total noninterest income ..........................................................        337        342
                                                                                               --------    -------

Noninterest expenses:
     Salaries and employee benefits ........................................................        972        791
     Occupancy and equipment expense .......................................................        290        299
     Professional fees .....................................................................        130        133
     Data processing .......................................................................        103        100
     Federal deposit insurance premiums ....................................................          1        109
     Other operating expense ...............................................................        361        216
                                                                                               --------    -------

         Total noninterest expenses ........................................................      1,857      1,648
                                                                                               --------    -------

Earnings before income taxes ...............................................................        630        615

Income taxes ...............................................................................         60        115
                                                                                               --------    -------

         Net earnings ......................................................................   $    570        500
                                                                                               ========    =======

Earnings per share .........................................................................   $   1.06        .98
                                                                                               ========    =======

Dividends per share ........................................................................   $     --         --
                                                                                               ========    =======

Weighted-average number of shares outstanding ..............................................    537,723    509,256
                                                                                               ========    =======


See Accompanying Notes to Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                                ($ IN THOUSANDS)

                                                                                             NET
                                                                                          UNREALIZED
                                                                                        DEPRECIATION
                                                                                              ON
                                                          ADDITIONAL                       AVAILABLE        TOTAL
                                          COMMON           PAID-IN         RETAINED        FOR-SALE     STOCKHOLDERS'
                                          STOCK            CAPITAL         EARNINGS       SECURITIES        EQUITY
                                          ------          ---------        --------     -------------  --------------
Balance, December 31,
     1994 ......................          $2,363           2,343           1,452             (590)            5,568

Net earnings ...................              --              --             500               --               500

Net changes in unrealized
     depreciation on available
     for-sale securities, net of
     taxes of $294 .............              --              --              --              571               571
                                          ------           -----           -----             ----            ------

Balance, December 31,
     1995 ......................           2,363           2,343           1,952              (19)            6,639

Net earnings ...................              --              --             570               --               570

Issuance of 130,500
     shares of common stock
     in connection with
     stock option plan .........             652             653              --               --             1,305

Net changes in unrealized
     depreciation on available-
     for-sale securities, net of
     taxes of $22 ..............              --              --              --              (42)              (42)
                                          ------           -----           -----             ----            ------

Balance, December 31,
     1996 ......................          $3,015           2,996           2,522              (61)            8,472
                                          ======           =====           =====             ====            ======







See Accompanying Notes to Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                               -----------------------
                                                                                                 1996          1995
                                                                                                 ----          ----
Cash flows from operating activities:
     Net earnings ..........................................................................   $    570        500
     Adjustments to reconcile net earnings to
       net cash provided by operating activities:
         Depreciation and amortization .....................................................         64         64
         Credit for loan losses ............................................................       (100)        --
         (Increase) decrease in accrued interest receivable ................................        (19)        26
         Decrease (increase) in other assets ...............................................         46        (44)
         Increase (decrease) in accrued expenses and other liabilities .....................        133        (38)
         (Credit) provision for deferred income taxes ......................................        (25)        23
                                                                                               --------    -------

              Net cash provided by operating activities ....................................        669        531
                                                                                               --------    -------

Cash flows from investing activities:
     Purchases of securities available for sale ............................................     (2,984)    (2,510)
     Purchases of securities held to maturity ..............................................    (11,600)    (4,343)
     Proceeds from sales of securities available for sale ..................................         --        101
     Proceeds from principal repayments and
         maturities of securities held to maturity .........................................     10,302      5,388
     Proceeds from principal repayments and maturities
         of securities available for sale ..................................................      5,928      3,228
     Purchase of restricted securities .....................................................        (17)        --
     Net increase in loans .................................................................     (2,088)      (988)
     Net purchases of premises and equipment ...............................................         (5)       (37)
     Proceeds from sale of foreclosed real estate ..........................................         30         41
                                                                                               --------    -------

              Net cash (used in) provided by investing activities ..........................       (434)       880
                                                                                               --------    -------

Cash flows from financing activities:
     Net increase (decrease) in demand, savings and NOW deposit accounts ...................      2,041     (3,760)
     Net (decrease) increase in time deposits ..............................................       (682)     3,455
     Proceeds from issuance of common stock ................................................      1,305         --
                                                                                               --------    -------

              Net cash provided by (used in) financing activities ..........................      2,664       (305)
                                                                                               --------    -------

Increase in cash and cash equivalents ......................................................      2,899      1,106

Cash and cash equivalents at beginning of year .............................................      4,047      2,941
                                                                                               --------    -------

Cash and cash equivalents at end of year ...................................................   $  6,946      4,047
                                                                                               ========    =======

Supplemental cash flows information:
     Cash paid for interest ................................................................   $  2,942      2,909
                                                                                               ========    =======

     Cash paid for income taxes ............................................................   $     68        119
                                                                                               ========    =======

     Noncash transactions:
         Net change in unrealized depreciation on available-
              for-sale securities, net of taxes ............................................   $    (42)       571
                                                                                               ========    =======

         Loans receivable reclassified to foreclosed real estate ...........................   $     94         --
                                                                                               ========    =======

See Accompanying Notes to Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND FOR EACH OF THE YEARS
                        IN THE TWO-YEAR PERIOD THEN ENDED


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL. Citizens National Bank and Trust Company (the "Bank") is a
         nationally-chartered Bank. The Bank provides a wide range of banking services to small and middle-market businesses and individuals through its one office in Pasco County, Florida. The accounting and reporting practices of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

     ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     SECURITIES AVAILABLE FOR SALE. Available-for-sale securities consist of
         U.S. Government agencies and corporations and mortgage-backed securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     SECURITIES HELD TO MATURITY. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

     LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED.
     LOANS RECEIVABLE, CONTINUED. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     TRUST FEES. Trust fees are recorded on the accrual basis. Securities and other property held by the trust department in a fiduciary or agency capacity are not included in the balance sheet since such items are not assets of the Bank.

     PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful life or the lease term.

     FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the statements of earnings.

     INCOME TAXES. Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     ADVERTISING. The Bank expenses all media advertising as incurred.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

         CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximate their fair value.

         SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY. Fair values for securities are based on quoted market prices.

         RESTRICTED SECURITIES. Book value of these securities approximates fair value.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED. FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED. LOANS RECEIVABLE.
     For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate residential mortgage loans, fixed-rate commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

         ACCRUED INTEREST. The carrying amounts of accrued interest approximates their fair value.

         DEPOSIT ACCOUNTS. The fair values disclosed for demand, savings and NOW deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

         OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

     EARNINGS PER SHARE. Earnings per share has been computed by dividing net earnings for the period by the weighted average number of shares outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. The following table presents the calculation of earnings per share.

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              -----------------------
                                                                                                 1996        1995
                                                                                                 ----        ----
Weighted average shares of common stock issued and
    outstanding before adjustment for common stock
    options ................................................................................    492,864    472,530
Shares assumed outstanding to reflect the dilutive
    effect of common stock options .........................................................     44,859     36,726
                                                                                               --------    -------

Weighted average shares, including common stock
    equivalents for primary earnings per share .............................................    537,723    509,256
                                                                                               ========    =======

Primary earnings per share .................................................................   $   1.06        .98
                                                                                               ========    =======

Total weighted average common shares and
    equivalents outstanding for primary earnings
    per share computation ..................................................................    537,723    509,256

Additional dilutive shares using the higher of the end of period market value versus average market value for the period
    utilizing the
    treasury stock method regarding stock options ..........................................         --     10,116
                                                                                               --------    -------

Weighted average common shares and equivalents
    outstanding for fully diluted earnings per share .......................................    537,723    519,372
                                                                                               ========    =======

Fully diluted earnings per share ...........................................................   $   1.06        .96
                                                                                               ========    =======

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     RECLASSIFICATIONS. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

     FUTURE ACCOUNTING REQUIREMENTS. The FASB has issued Statement of Financial
         Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring in 1997. Management does not anticipate SFAS 125 will have a material impact on the Bank.

(2)  DEBT SECURITIES
     Debt securities have been classified in the balance sheet according to management's intent. The carrying amounts of securities and their approximate fair values are summarized as follows (in thousands):


                                                                       GROSS              GROSS
                                                      AMORTIZED      UNREALIZED         UNREALIZED         FAIR
                                                        COST           GAINS              LOSSES           VALUE
                                                      ---------      ----------         ----------         -----
AT DECEMBER 31, 1996:
SECURITIES AVAILABLE FOR SALE:
     U.S. government agencies
        and corporations ......                        $ 8,589             9                   (71)          8,527
     Mortgage-backed securities..                        2,240            --                   (32)          2,208
                                                       -------          ----               -------          ------

                                                       $10,829             9                  (103)         10,735
                                                       =======          ====               =======          ======
SECURITIES HELD TO MATURITY:
     U.S. Treasury securities .                            995             8                    --           1,003
     U.S. government agencies
        and corporations ......                         14,848            26                   (59)         14,815
     Mortgage-backed securities..                        6,579            37                   (57)          6,559
     Tax-exempt securities ....                          7,210           284                    --           7,494
     Corporate securities .....                          1,209            --                    (2)          1,207
                                                       -------          ----               -------          ------

                                                       $30,841           355                  (118)         31,078
                                                       =======          ====               =======          ======


     Securities with a book value of approximately $1,242,000 (market value of $1,294,000) are pledged as security for certain public deposits and that portion of Trust Department customer deposit accounts which exceeded the FDIC insurance coverage at December 31, 1996. At December 31, 1996, public deposits were $2,184,048.

     The Bank realized gross proceeds from sales of securities available for sale of $101,394 in 1995. There were no gross gains or losses in 1995. There were no securities sold in 1996.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

(2)  DEBT SECURITIES, CONTINUED
     The scheduled maturities of securities available for sale and securities held to maturity at December 31, 1996 were as follows (in thousands):


                                                         AVAILABLE FOR SALE                      HELD TO MATURITY
                                                      ------------------------            ---------------------------
                                                       AMORTIZED          FAIR             AMORTIZED          FAIR
                                                         COST             VALUE               COST            VALUE
                                                      ----------          -----            ---------          ------
              Due in one year or less...............  $    549              549              4,961             4,994
              Due after one year to five years......     7,540            7,487             14,585            14,562
              Due after five years to ten years.....       500              491              6,254             6,340
              Due after ten years...................     2,240            2,208              5,041             5,182
                                                        ------           ------             ------            ------

                                                      $ 10,829           10,735             30,841            31,078
                                                        ======           ======             ======            ======



     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

     At December 31, 1996, the Bank had mortgage-backed derivatives classified as held-to-maturity with a book and market value of approximately $1.4 million. The Bank had purchased these securities between 1992 and 1994 due to their higher than market interest rates. The Bank intends to hold these securities until maturity and does not intend to purchase these types of securities in the future. Due to the past performance of these securities, management does not expect these securities to have any significant adverse effect on the financial condition of the Bank.

(3)  LOANS RECEIVABLE
     The components of loans receivable in the balance sheet is summarized as follows (in thousands):

                                                                     AT DECEMBER 31,
                                                                     ---------------
                                                                           1996
                                                                           ----
Commercial and commercial real estate ......................              $ 11,681
Mortgage ...................................................                13,026
Consumer ...................................................                 1,218
                                                                          --------

                                                                            25,925

Less deferred loan fees, net ...............................                    (6)
                                                                          --------

Loans before allowance for loan losses .....................                25,919

Less allowance for loan losses .............................                  (427)
                                                                          --------

Loans receivable, net ......................................              $ 25,492
                                                                          ========


                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(3)  LOANS RECEIVABLE, CONTINUED
     An analysis of the change in the allowance for loan losses was as follows (in thousands):

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                               -----------------------
                                                                                               1996             1995
                                                                                               ----             ----
              Balance at beginning of year..................................................   $ 507              507
              Credit for loan losses........................................................    (100)              -
              Charge-offs...................................................................      -               (58)
              Recoveries....................................................................      20               58
                                                                                               -----              ---

              Balance at end of year........................................................   $ 427              507
                                                                                               =====              ===

     There were no loans identified as being impaired in accordance with FASB
         Statement No. 114, as amended by FASB Statement No. 118 at December 31, 1996. The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                ----------------------
                                                                                                1996             1995
                                                                                                ----             ----
              Average investment in impaired loans..........................................   $  47                91
                                                                                               =====             =====
              Interest income recognized on impaired loans..................................   $   -                 4
                                                                                               =====             =====
              Interest income received on impaired loans....................................   $   -                 4
                                                                                               =====             =====


(4) PREMISES AND EQUIPMENT
     Components of premises and equipment included in the balance sheet were as follows (in thousands):


                                                                                                      AT DECEMBER 31,
                                                                                                      ---------------
                                                                                                           1996
                                                                                                           ----

              Furniture and equipment..................................................................    $ 391
              Leasehold improvements...................................................................      323
              Electronic data processing equipment.....................................................      171
              Vehicles.................................................................................       54
              Signs....................................................................................       11
                                                                                                             ---

                  Total cost...........................................................................      950

              Less accumulated depreciation and amortization...........................................     (347)
                                                                                                             ---

                  Premises and equipment, net..........................................................    $ 603
                                                                                                             ===



                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(4) PREMISES AND EQUIPMENT, CONTINUED
     The Bank leases its office facility under two leases. These leases had initial lease terms of six to ten years and contain renewal options. Rent expense was $142,727 and $158,993 in 1996 and 1995, respectively. The office lease agreements contain escalation clauses based upon the consumer price index and provide for annual adjustments. Estimated future rentals over the remaining noncancelable lease terms are approximately as follows (in thousands):

              YEAR ENDING
              DECEMBER 31,                                                                    AMOUNT
              ------------                                                                    ------
                  1997....................................................................     $ 148
                  1998....................................................................        19
                                                                                                 ---

                                                                                               $ 167
                                                                                                 ===

(5)  DEPOSITS
     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was $4,989,714 at December 31, 1996.

     At December 31, 1996, the scheduled maturities of certificates of deposit are as follows (in thousands):

              YEAR ENDING
              DECEMBER 31,                                                                    AMOUNT
              ------------                                                                    ------
                  1997..................................................................    $ 24,788
                  1998..................................................................       9,684
                  1999..................................................................       3,031
                  2000..................................................................       2,667
                  2001..................................................................       1,141
                                                                                              ------

                                                                                            $ 41,311
                                                                                              ======


(6)  OTHER BORROWINGS
     The Bank has established lines of credit with three correspondent banks for a aggregate total of $4,000,000 at December 31, 1996. There were no amounts outstanding under these lines of credit at December 31, 1996. The Bank has established a borrowing relationship with the Federal Home Loan Bank of Atlanta and at December 31, 1996 had a credit availability of $8,000,000. Borrowings will be collateralized with qualifying loans and Federal Home Loan Bank of Atlanta stock. At December 31, 1996, the Bank had no borrowings outstanding from the Federal Home Loan Bank of Atlanta.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(7) INCOME TAXES
     The components of the provision for income taxes consisted of the following
         (in thousands):

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                ----------------------
                                                                                                1996             1995
                                                                                                ----             ----
              Current:
                  Federal....................................................................   $ 74               81
                  State......................................................................     11               11
                                                                                                  --              ---

                       Total current.........................................................     85               92
                                                                                                  --              ---

              Deferred:
                  Federal....................................................................    (19)              20
                  State......................................................................     (6)               3
                                                                                                  --              ---

                       Total deferred........................................................    (25)              23
                                                                                                  --              ---

                       Total.................................................................   $ 60              115
                                                                                                  ==              ===

     The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              ----------------------
                                                                                                1996           1995
                                                                                                ----           ----
              Statutory rate................................................................    34.0%            34.0%
              Increase (decrease) resulting from:
                  Effect of tax-exempt income...............................................   (21.0)           (21.5)
                  State taxes, net of federal tax benefit...................................     1.1              1.6
                  Other.....................................................................    (4.6)             4.5
                                                                                                ----             ----

                                                                                                 9.5%            18.6%
                                                                                                ====             ====


     The tax effects of each type of significant item that gave rise to deferred taxes are as follows (in thousands):

                                                                                                        AT DECEMBER 31,
                                                                                                        ---------------
                                                                                                             1996
                                                                                                             ----
              Net unrealized depreciation on securities
                  available for sale...................................................................      $  32
              Depreciation.............................................................................       (106)
              Deferred loan fees.......................................................................          2
              Allowance for loan losses................................................................        103
              Deferred compensation....................................................................        127
                                                                                                               ---

                  Net deferred tax asset...............................................................      $ 158
                                                                                                               ===


                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(8) REGULATORY MATTERS
     The Bank is subject to certain restrictions on the amount of dividends that it may pay.

     The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from The Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately or well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                                       TO BE WELL
                                                                                                   CAPITALIZED UNDER
                                                                          FOR CAPITAL              PROMPT CORRECTIVE
                                               ACTUAL                 ADEQUACY PURPOSES:           ACTION PROVISIONS:
                                      -----------------------        --------------------        ---------------------
                                       AMOUNT           RATIO        AMOUNT         RATIO        AMOUNT          RATIO
                                       ------           -----        ------         -----        ------          -----
     As of December 31, 1996:
         Total Capital (to Risk-
         Weighted Assets)...........  $ 9,255            29.5%       2,507           8.0%        3,134           10.0%
         Tier I Capital (to Risk-
         Weighted Assets)...........    8,863            28.3%       1,254           4.0%        1,880            6.0%
         Tier I Capital
         (to Average Assets)........    8,863            12.2%       2,908           4.0%        3,635            5.0%


                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(9) STOCK OPTIONS
     The Bank has a nonqualified Stock Option Plan (the "Plan") whereby options to purchase eighty thousand (80,000) shares of the Bank's common stock had been granted to executive officers of the Bank. In addition, options to purchase ninety-eight thousand five hundred (98,500) shares of common stock were granted to certain members of the Board of Directors.

     The stock options were exercisable at $10 per share and expired in 1996.
         Activity in the executive officer and director stock option plans is summarized as follows:

                                                          EXECUTIVE
                                                           OFFICERS      DIRECTORS         TOTAL
                                                          ----------     ---------       ---------
Balance at December 31,
    1994 and 1995 ................................          64,000         98,500         162,500

Options expired ..................................         (32,000)            --         (32,000)

Options exercised ................................         (32,000)       (98,500)       (130,500)
                                                           -------        -------        --------

Balance at December 31, 1996 .....................              --             --              --
                                                           =======        =======        ========

     Also an incentive stock option plan was adopted by the Board of Directors and, as of December 31, 1996, no options were granted.

(10)  RETIREMENT PLAN
     In 1995 the Bank implemented a Section 401(k) Employee Savings Plan (the
         "Plan"). Under the Plan, employees become eligible after completion of 1,000 hours of employment service. The Bank paid matching contributions of $18,962 and $13,876 in 1996 and 1995, respectively, representing 50% of the employee contributions to the Plan, not to exceed 6% of the salaries of the participants.

(11)  CONTINGENCY
     On April 28, 1988, the Bank entered into employment contracts
         ("contracts") with the Bank's original executive officers. The terms of the contracts were for ten years and included yearly salary, a deferred compensation program as discussed below as well as certain post retirement health care and life insurance benefits and stock options.

     Terms of the executive officer nonqualified deferred compensation program, which was effective on February 25, 1988, call for the accrual of deferred compensation at the rate of $1,000 per month of employment up to a maximum of 120 months with interest at 5 1/2% per year compounded daily. On September 2, 1993, the Board suspended this program and froze the balance of the deferred compensation liability. Also, for the former executive officers of the Bank, salary has not been paid and no liability has been recorded after their employment ceased with the Bank.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(11)  CONTINGENCY, CONTINUED
     The Bank is currently involved in litigation with respect to two of these contracts. Two of the former executive officers have filed suits against the Bank to receive full compensation under their employment contracts. The Bank moved to dismiss the complaint and in July 1994, the court granted the Bank's motion to dismiss. In August 1994, the plaintiff filed an appeal with the Second District Court of Appeals. The appellate court reversed in part the Bank's motion to dismiss the lawsuit. The Bank appealed this decision to the Florida Supreme Court. The case was heard on January 5, 1996. On June 13, 1996, the Florida Supreme Court upheld the ruling of the Second District Court of Appeals. The Bank has accrued $136,844 representing the amount of deferred compensation accrued for the two former employees at the date the deferred compensation program was suspended. The Bank intends to defend the case vigorously and does not believe the ultimate disposition of this matter will have a material adverse effect on the financial statements or results of operations of the Bank.

(12)  RELATED PARTIES
     The aggregate amount of loans owed to the Bank by its executive and senior officers, directors, and their related entities at December 31, 1996 was approximately $896,000. These loans have been made on substantially the same terms, including collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

(13)  FINANCIAL INSTRUMENTS
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                    Notes to Financial Statements, Continued


(13)  FINANCIAL INSTRUMENTS, CONTINUED
     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                                                               AT DECEMBER 31, 1996
                                                                                             ------------------------
                                                                                              CARRYING         FAIR
                                                                                               VALUE           VALUE
                                                                                             --------         -------
         Financial assets:
               Cash and cash equivalents................................................     $  6,946          6,946
                                                                                             ========         ======

               Securities available for sale............................................     $ 10,735         10,735
                                                                                             ========         ======

               Securities held to maturity..............................................     $ 30,841         31,078
                                                                                             ========         ======

               Loans receivable.........................................................     $ 25,492         25,947
                                                                                             ========         ======

               Restricted securities....................................................     $    380            380
                                                                                             ========         ======

               Accrued interest receivable..............................................     $    711            711
                                                                                             ========         ======

         Financial liabilities:
               Deposit accounts.........................................................     $ 66,913         66,664
                                                                                             ========         ======

         A summary of the notional amounts, which approximate fair value, of the Bank's financial instruments with off-balance-sheet risk at December 31, 1996, follows (in thousands):

               Commitments to extend credit...............................................   $ 2,444
                                                                                             =======


(14)  CREDIT RISK
         Most of the Bank's business activity is with customers located within West Pasco County, Florida. In accordance with its policy, the primary trade area which is being served by the Bank's lending function can be defined as all of Western Pasco County, Florida with a specific emphasis on the market area within a five-mile radius of the Bank's location. A significant portion of the business located within this geographic area is associated with the medical industry. Loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                             CONDENSED BALANCE SHEET
                                ($ IN THOUSANDS)

                                                                                                             JUNE 30,
                                                                                                            ----------
                                                                                                               1997
                                                                                                               ----
     ASSETS                                                                                                 (UNAUDITED)
Cash and due from banks...................................................................................  $   1,385
Federal funds sold........................................................................................        200
                                                                                                            ---------

              Cash and cash equivalents...................................................................      1,585

Securities available for sale.............................................................................     12,504
Securities held to maturity (market value of $28,549).....................................................     28,342
Restricted securities:
     Federal Reserve stock................................................................................        180
     Federal Home Loan Bank stock.........................................................................        228
Loans receivable, net of allowance for loan losses of $428................................................     28,994
Accrued interest receivable...............................................................................        780
Premises and equipment, net...............................................................................        595
Deferred income taxes.....................................................................................        171
Other assets..............................................................................................         69
Foreclosed real estate....................................................................................         63
                                                                                                            ---------

              Total.......................................................................................  $  73,511
                                                                                                            =========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Deposits:
         Demand deposits..................................................................................      1,940
         Savings and NOW deposits.........................................................................     22,172
         Time deposits....................................................................................     40,600
                                                                                                            ---------

              Total deposits..............................................................................     64,712

     Accrued expenses and other liabilities...............................................................        249
                                                                                                            ---------

              Total liabilities...........................................................................     64,961
                                                                                                            ---------

Stockholders' equity:
     Common stock.........................................................................................      3,015
     Additional paid-in capital...........................................................................      2,996
     Retained earnings....................................................................................      2,581
     Net unrealized depreciation on available-for-sale securities,
         net of tax of $22................................................................................        (42)
                                                                                                            ---------

              Total stockholders' equity..................................................................      8,550
                                                                                                            ---------

              Total.......................................................................................  $  73,511
                                                                                                            =========




See Accompanying Notes to Condensed Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                        CONDENSED STATEMENTS OF EARNINGS
                                ($ IN THOUSANDS)


                                                                                              SIX MONTHS ENDED JUNE 30,
                                                                                              -------------------------
                                                                                                  1997         1996
                                                                                                  ----         ----
                                                                                                     (UNAUDITED)
Interest income:
     Loans receivable ......................................................................   $  1,280      1,121
     Securities held to maturity ...........................................................        915        897
     Securities available for sale .........................................................        361        385
     Federal funds sold ....................................................................         70         57
                                                                                               --------    -------

         Total interest income .............................................................      2,626      2,460
                                                                                               --------    -------

Interest expense-
     Deposits ..............................................................................      1,479      1,453
                                                                                               --------    -------

         Net interest income ...............................................................      1,147      1,007

Credit for loan losses .....................................................................         --       (100)
                                                                                               --------    -------

         Net interest income after credit for loan losses ..................................      1,147      1,107
                                                                                               --------    -------

Noninterest income:
     Service charges on deposit accounts ...................................................         40         34
     Income from fiduciary activities ......................................................        129        130
     Other income ..........................................................................         --          7
                                                                                               --------    -------

         Total noninterest income ..........................................................        169        171
                                                                                               --------    -------

Noninterest expenses:
     Salaries and employee benefits ........................................................        478        419
     Occupancy and equipment expense .......................................................        141        141
     Professional fees .....................................................................         52         72
     Data processing .......................................................................         51         51
     Litigation Settlement .................................................................        324         --
     Other operating expense ...............................................................        163        169
                                                                                               --------    -------

         Total noninterest expenses ........................................................      1,209        852
                                                                                               --------    -------

Earnings before income taxes ...............................................................        107        426

Income taxes (credit) ......................................................................        (12)        55
                                                                                               --------    -------

         Net earnings ......................................................................   $    119        371
                                                                                               ========    =======

Earnings per share .........................................................................   $    .20        .70
                                                                                               ========    =======

Dividends per share ........................................................................   $    .10         --
                                                                                               ========    =======

Weighted average number of shares outstanding ..............................................    603,030    533,614
                                                                                               ========    =======


See Accompanying Notes to Condensed Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                   CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                   SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                ($ IN THOUSANDS)

                                                                                             NET
                                                                                          UNREALIZED
                                                                                        DEPRECIATION
                                                                                              ON
                                                          ADDITIONAL                      AVAILABLE-        TOTAL
                                          COMMON           PAID-IN         RETAINED        FOR-SALE     STOCKHOLDERS'
                                          STOCK            CAPITAL         EARNINGS       SECURITIES        EQUITY
                                          --------        ----------       --------     -------------   -------------
Balance, December 31,
     1996.............................     $ 3,015            2,996           2,522           (61)            8,472

Cash dividends........................         -                -               (60)           -                (60)

Net earnings..........................         -                -               119            -                119

Net changes in unrealized
     depreciation on available-
     for-sale securities, net of
     taxes............................         -                -               -              19                19
                                             -----            -----           -----            --             -----

Balance, June 30, 1997................     $ 3,015            2,996           2,581           (42)            8,550
                                             =====            =====           =====            ==             =====



See Accompanying Notes to Condensed Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                             SIX MONTHS ENDED JUNE 30,
                                                                                             ------------------------
                                                                                              1997            1996
                                                                                              ----            ----
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
     Net earnings ..........................................................................   $    119        371
     Adjustments to reconcile net earnings to
       net cash provided by (used in) operating activities:
         Depreciation and amortization .....................................................         32         33
         Credit for loan losses ............................................................         --       (100)
         Increase in accrued interest receivable ...........................................        (69)       (38)
         (Increase) decrease in other assets ...............................................        (16)        40
         Loss on sale of securities available for sale .....................................          2         --
         Decrease in accrued expenses and other liabilities ................................       (348)       (38)
         Credit for deferred income taxes ..................................................        (24)       (23)
                                                                                               --------    -------

              Net cash (used in) provided by operating activities ..........................       (304)       245
                                                                                               --------    -------

Cash flows from investing activities:
     Purchases of securities available for sale ............................................     (2,500)    (1,000)
     Purchases of securities held to maturity ..............................................     (1,000)    (5,600)
     Proceeds from sales of securities available for sale ..................................        471         --
     Proceeds from principal repayments and
         maturities of securities held to maturity .........................................      3,099      4,730
     Proceeds from principal repayments and maturities
         of securities available for sale ..................................................        688      2,746
     Purchase of restricted securities .....................................................        (28)       (18)
     Net increase in loans .................................................................     (3,502)      (474)
     Net purchases of premises and equipment ...............................................        (24)        --
                                                                                               --------    -------

              Net cash (used in) provided by investing activities ..........................     (2,796)       384
                                                                                               --------    -------

Cash flows from financing activities:
     Net (decrease) increase in demand, savings and NOW
         deposit accounts ..................................................................     (1,490)       676
     Net decrease in time deposits .........................................................       (711)    (2,849)
     Cash dividends ........................................................................        (60)        --
     Proceeds from issuance of common stock ................................................         --        200
                                                                                               --------    -------

              Net cash used in financing activities ........................................     (2,261)    (1,973)
                                                                                               --------    -------

Decrease in cash and cash equivalents ......................................................     (5,361)    (1,344)

Cash and cash equivalents at beginning of period ...........................................      6,946      4,047
                                                                                               --------    -------

Cash and cash equivalents at end of period .................................................   $  1,585      2,703
                                                                                               ========    =======

Supplemental cash flows information:
     Cash paid for interest ................................................................   $  1,495      1,501
                                                                                               ========    =======

     Cash paid for income taxes ............................................................   $     57         14
                                                                                               ========    =======

     Noncash transactions:
         Net change in unrealized depreciation on available-
              for-sale securities, net of taxes ............................................   $     19       (119)
                                                                                               ========    =======




See Accompanying Notes to Condensed Financial Statements.

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

     AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996


1. BASIS OF PRESENTATION. In the opinion of the management of Citizens National Bank and Trust Company (the "Bank"), the accompanying condensed financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at June 30, 1997 and the results of operations and cash flows for the six-month periods ended June 30, 1997 and 1996 and changes in stockholders' equity for the six months ended June 30, 1997. The results of operations and other data for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the year ending December 31, 1997.

2. LOAN IMPAIRMENT AND LOAN LOSSES. No impaired loans were identified by the Bank during the six months ended June 30, 1997.

         An analysis of the change in the allowance for loan losses was as follows (in thousands):

                                                                                                  SIX MONTHS ENDED
                                                                                                       JUNE 30,
                                                                                                 -----------------
                                                                                                 1997         1996
           Balance at beginning of period....................................................  $ 427           507
           Credit for loan losses............................................................     -           (100)
           Recoveries........................................................................      1             2
                                                                                                 ---           ---

           Balance at end of period..........................................................  $ 428           409
                                                                                                 ===           ===


3. IMPACT OF NEW ACCOUNTING ISSUES. In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
        No. 125, "Accounting for Transfers and Servicing of Financial
        Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. That Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. The adoption of SFAS No. 125 had no effect on the Bank's financial position at June 30, 1997 or results of operations for the six months then ended.

4. FUTURE ACCOUNTING REQUIREMENTS. The FASB has issued Statement of
        Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This Statement specifies the computation, presentation and disclosure requirements for net earnings per share for entities with publicly-held common stock. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997 and upon adoption, all prior period net earnings per share data presented will be restated to conform with SFAS 128.

                                                                     (continued)

                    CITIZENS NATIONAL BANK AND TRUST COMPANY

         Notes to Condensed Financial Statements (Unaudited), Continued



5. EARNINGS PER SHARE. Earnings per share has been computed by dividing net earnings for the period by the weighted average number of shares outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. The following table presents the calculation of earnings per share.

                                                                                             SIX MONTHS ENDED JUNE 30,
                                                                                             ------------------------
                                                                                                 1997        1996
                                                                                               --------    -------
Weighted average shares of common stock issued and
    outstanding before adjustment for common stock
    options ................................................................................    603,030    490,762
Shares assumed outstanding to reflect the dilutive
    effect of common stock options .........................................................         --     42,852
                                                                                               --------    -------

Weighted average shares, including common stock
    equivalents for primary earnings per share .............................................    603,030    533,614
                                                                                               ========    =======

Primary earnings per share..................................................................   $    .20        .70
                                                                                               ========    =======

Total weighted average common shares and
    equivalents outstanding for primary earnings
    per share computation ..................................................................    603,030    533,614

Additional dilutive shares using the higher of the end of period market value versus average market value for the period
    utilizing the
    treasury stock method regarding stock options ..........................................         --      1,196
                                                                                               --------    -------

Weighted average common shares and equivalents
    outstanding for fully diluted earnings per share .......................................    603,030    534,810
                                                                                               ========    =======

Fully diluted earnings per share............................................................   $    .20        .69
                                                                                               ========    =======


6. LITIGATION SETTLEMENT. As of December 31, 1996, the Bank was involved in litigation with respect to employment contracts with certain of the Bank's original executive officers. At December 31, 1996, the Bank had accrued $136,844 which management believed would be adequate to cover any potential loss in connection with this litigation. In February, 1997, this litigation was settled and resulted in an additional expense to the Bank of approximately $324,000.

7. PROPOSED ACQUISITION OF BANK. On July 31, 1997, the Board of Directors of the Bank signed a definitive agreement for the merger of the Bank into another financial institution (Gulf West Banks, Inc.). Under the terms of the agreement, the Bank's stockholders will collectively receive 1.95 million shares of Gulf West Banks, Inc. common stock, an exchange ratio of 3.23 shares, for each share of the Bank's common stock. The merger is expected to be completed in late 1997 or early 1998 and is subject to various regulatory approvals as well as the approval of the stockholders of the Bank.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 607.0850 of the Florida Business Corporation Act and Article XII of the Gulf West's Articles of Incorporation, the Gulf West's directors, officers employees and agents may be indemnified against certain liabilities which they may incur in their capacity as such, including indemnification for liabilities arising under the Securities Act. Such indemnification is generally available if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Gulf West, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by judgment or other final adjudication that the actions or omissions of the executive were material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law unless the executive had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b) a transaction from which the executive derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of Gulf West in a proceeding by or in the right of Gulf West to procure a judgment in its favor or in a proceeding by or in the right of a stockholder. In addition, the Registration Rights Agreement (SEE "MANAGEMENT REGISTRATION RIGHTS AGREEMENT") includes provisions under which the individual parties thereto could be indemnified against violations of the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling Gulf West pursuant to the foregoing provisions, or otherwise, Gulf West has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         Exhibit Number         Description of Document
         --------------         -----------------------
                   2            Amended and Restated Agreement and Plan of Merger by and among Citizens
                                National Bank and Trust Company, Inc., Gulf West Banks, Inc. and Mercantile
                                Bank (incorporated by reference to Annex A to the accompanying Proxy
                                Statement/Prospectus)
                   3.1          Articles of Incorporation of Gulf West Banks, Inc.
                   3.2          Bylaws of Gulf West Banks, Inc.
                   5            Opinion of Fowler, White, Gillen, Boggs, Villareal & Banker, P.A. (1)
                   8            Opinion of Fowler, White, Gillen, Boggs, Villareal & Banker, P.A. relating to tax matters (1)
                  10.1          Form of Registration Rights Agreement with Gordon W. Campbell and John Wm.
                                Galbraith
                  10.2          Salary Continuation Agreements with Gordon W. Campbell, Barry K. Miller, and
                                Robert A. Blakley
                  10.3          Employment Contract with Gordon W. Campbell
                  10.4          Stock Option Plan
                  21            Subsidiaries of Registrant
                  23.1(a)       Consent of Hacker, Johnson, Cohen & Grieb PA, Independent Accountants to Gulf West Banks, Inc.
                  23.1(b)       Consent of Hacker, Johnson, Cohen & Grieb PA, Independent Accountants for Citizens National Bank and
                                Trust Compnay, Inc.
                  23.2          Consent of Fowler, White, Gillen Boggs, Villareal & Banker, P.A. (Contained in
                                Exhibit 5.1)
                  24            Powers of Attorney (contained on the signature page)
                  27            Financial Data Schedule (for SEC use only)
                  99.1          Form of Proxy
         --------------
         (1) -- To be provided by amendment.


ITEM 22.  UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes as follows:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

                           (A) to include any prospectus required by Section
10(a)(3) of the Securities Act;

                           (B) to reflect in the prospectus any facts or events
arising after the effective date of the Registration Statement for the most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (C) to include any material information with respect
to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) To file post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Citizens National being involved therein, that was not the subject of and included in the registration statement when being involved therein became effective.

         (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Gulf West pursuant to the foregoing provisions, or otherwise, Gulf West has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

             In the event that a claim for indemnification against such liabilities (other than the payment by Gulf West of expenses incurred or paid by a director, officer or controlling person of Gulf West in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Gulf West will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. Petersburg, State of Florida, as of the 6th day of October, 1997.

                                             GULF WEST BANKS, INC.


                                             By: /s/ Gordon W. Campbell
                                                -----------------------------
                                                Gordon W. Campbell, President



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. The persons whose names are marked with an asterisk (*) below hereby designate Gordon W. Campbell or Barry K. Miller to sign all amendments, including post-effective amendments to this Registration Statement as well as any related Registration Statement, or amendment thereto, filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933.



               Signature                               Capacity                                 Date
               ---------                               --------                                 ----
/s/ Gordon W. Campbell
-----------------------------           President, Chairman of the Board                October 6, 1997
Gordon W. Campbell

/s/ Barry K. Miller
-----------------------------           Executive Vice President/Secretary/             October 6, 1997
Barry K. Miller                         Treasurer (principal financial
                                        officer and principal accounting
                                        officer)

-----------------------------           Director                                        October 6, 1997
*John Wm. Galbraith

-----------------------------           Director                                        October 6, 1997
*Thomas M. Harris

-----------------------------           Director                                        October 6, 1997
*Algis Koncius

-----------------------------           Director                                        October 6, 1997
*Louis P. Ortiz

-----------------------------           Director                                        October 6, 1997
*John C. Petagna, Jr.

-----------------------------           Director                                        October 6, 1997
*P. N. Risser, III

-----------------------------           Director                                        October 6, 1997
*Ross E. Roeder


                                                                       ANNEX A


              AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                             GULF WEST BANKS, INC.

                                MERCANTILE BANK

                                      AND

                     CITIZENS NATIONAL BANK & TRUST COMPANY

                        DATED AS OF OCTOBER, ____, 1997

                             AMENDING AND RESTATING

                         AGREEMENT DATED JULY 31, 1987

                               TABLE OF CONTENTS

                                                                                                                Page
ARTICLE I ........................................................................................................1
         THE MERGER ..............................................................................................1
                  SECTION 1.1   The Merger .......................................................................1
                  SECTION 1.2   Effective Time ...................................................................1
                  SECTION 1.3   Certain Effects of the Merger ....................................................2
                  SECTION 1.4   Articles of Incorporation and Bylaws .............................................2
                  SECTION 1.5   Directors and Officers ...........................................................2
                  SECTION 1.6   Conversion of Shares .............................................................2
                  SECTION 1.7   Shareholders' Meeting ............................................................3
                  SECTION 1.8   Registration of the Gulf West
                                            Common Stock .........................................................4
                  SECTION 1.9   Closing ..........................................................................4

ARTICLE II .......................................................................................................5
         DISSENTING SHARES; EXCHANGE OF SHARES....................................................................5
                  SECTION 2.1   Dissenting Shares ................................................................5
                  SECTION 2.2   Exchange of Shares ...............................................................5

ARTICLE III.......................................................................................................7
         REPRESENTATIONS AND WARRANTIES OF THE BANK...............................................................7
                  SECTION 3.1   Organization and Qualification ...................................................7
                  SECTION 3.2   Bank Capitalization ..............................................................8
                  SECTION 3.3   Other Securities .................................................................8
                  SECTION 3.4   Authority Relative to the Agreement ..............................................8
                  SECTION 3.5   No Violation .....................................................................9
                  SECTION 3.6   Consents and Approvals ...........................................................9
                  SECTION 3.7   Regulatory Reports ...............................................................9
                  SECTION 3.8   Securities Issuances ............................................................10
                  SECTION 3.9   Financial Statements ............................................................10
                  SECTION 3.10  Absence of Certain Changes ......................................................10
                  SECTION 3.11  Bank Indebtedness ...............................................................11
                  SECTION 3.12  Litigation ......................................................................11
                  SECTION 3.13  Tax Matters .....................................................................13
                  SECTION 3.14  Employee Benefit Plans ..........................................................13
                  SECTION 3.15  Labor Matters ...................................................................16
                  SECTION 3.16  Leases, Contracts and Agreements ................................................16
                  SECTION 3.17  Related Bank Transactions .......................................................17
                  SECTION 3.18  Compliance with Laws ............................................................17
                  SECTION 3.19  Insurance .......................................................................18
                  SECTION 3.20  Loans ...........................................................................18
                  SECTION 3.21  Fiduciary Responsibilities ......................................................18
                  SECTION 3.22  Patents, Trademarks and Copyrights ..............................................18
                  SECTION 3.23  Environmental Compliance ........................................................18
                  SECTION 3.24  Regulatory Actions ..............................................................20
                  SECTION 3.25  Title to Properties; Encumbrances ...............................................21

                  SECTION 3.26  Shareholder List ................................................................21
                  SECTION 3.27  Proxy Statement .................................................................21
                  SECTION 3.28  Dissenting Shareholders .........................................................22
                  SECTION 3.29  Section 368 Representations .....................................................22
                  SECTION 3.30  Accounting Matters ..............................................................23
                  SECTION 3.31  Representations Not Misleading ..................................................23
                  SECTION 3.32  Opinion of Investment Bankers ...................................................23

ARTICLE IV.......................................................................................................24
         REPRESENTATIONS AND WARRANTIES OF GULF WEST
          AND MERCANTILE.........................................................................................24
                  SECTION 4.1   Organization and Qualification ..................................................24
                  SECTION 4.2   Gulf West Capitalization ........................................................24
                  SECTION 4.3   Authority Relative to the Agreement .............................................25
                  SECTION 4.4   No Violation ....................................................................25
                  SECTION 4.5   Consents and Approvals ..........................................................26
                  SECTION 4.6   Regulatory Reports ..............................................................26
                  SECTION 4.7   Securities Issuances ............................................................26
                  SECTION 4.8   Financial Statements ............................................................26
                  SECTION 4.9   Absence of Certain Changes ......................................................27
                  SECTION 4.10  Gulf West Indebtedness ..........................................................28
                  SECTION 4.11  Litigation ......................................................................28
                  SECTION 4.12  Tax Matters .....................................................................28
                  SECTION 4.13  Employee Benefit Plans ..........................................................29
                  SECTION 4.14  Labor Matters ...................................................................31
                  SECTION 4.15  Leases, Contracts and Agreements ................................................31
                  SECTION 4.16  Related Gulf West and Mercantile
                                            Transactions ........................................................32
                  SECTION 4.17  Compliance with Laws ............................................................32
                  SECTION 4.18  Insurance .......................................................................33
                  SECTION 4.19  Loans ...........................................................................33
                  SECTION 4.20  Fiduciary Responsibilities ......................................................33
                  SECTION 4.21  Patents, Trademarks and Copyrights ..............................................33
                  SECTION 4.22  Environmental Compliance ........................................................34
                  SECTION 4.23  Regulatory Actions ..............................................................35
                  SECTION 4.24  Title to Properties; Encumbrances ...............................................36
                  SECTION 4.25  Proxy Statement .................................................................36
                  SECTION 4.26  Accounting Matters ..............................................................37
                  SECTION 4.27  Representations Not Misleading ..................................................37

ARTICLE V .......................................................................................................37
         CONDUCT OF BUSINESS PENDING CLOSING ....................................................................37
                  SECTION 5.1   Affirmative Covenants of the Bank ...............................................37
                  SECTION 5.2   Negative Covenants of the Bank ..................................................39
                  SECTION 5.3   Covenants of Gulf West...........................................................42

ARTICLE VI ......................................................................................................43
         ADDITIONAL AGREEMENTS ..................................................................................43
                  SECTION 6.1   Access To, Information Concerning,
                                            Properties and Records ..............................................43
                  SECTION 6.2   Filings with Regulatory Agencies ................................................43
                  SECTION 6.3   Miscellaneous Agreements and Consents ...........................................44

                  SECTION 6.4   Bank Indebtedness ...............................................................44
                  SECTION 6.5   Best Good Faith Efforts .........................................................44
                  SECTION 6.6   Acquisition Proposals ...........................................................44
                  SECTION 6.7   Public Announcement .............................................................45
                  SECTION 6.8   Employees and Employee Benefit Plans ............................................45
                  SECTION 6.9   Environmental Investigation: Right to
                                            Terminate Agreement .................................................46
                  SECTION 6.10  Florida Takeover Law.............................................................50
                  SECTION 6.11  Exchange Agreement ..............................................................50
                  SECTION 6.12  Bank's Designees.................................................................50
                  Section 6.13  Indemnification and Insurance....................................................51

ARTICLE VII. ....................................................................................................52
         CONDITIONS TO CONSUMMATION OF THE MERGER. ..............................................................52
                  SECTION 7.1   Conditions to Each Party's Obligation
                                            to Effect the Merger ................................................52
                  SECTION 7.2   Conditions to the Obligations of Gulf
                         West and Mercantile to Effect
                                            the Merger ..........................................................53
                  SECTION 7.3   Conditions to the Obligations of the
                                            Bank to Effect the Merger ...........................................55

ARTICLE VIII. ...................................................................................................56
         TERMINATION;AMENDMENT; WAIVER. .........................................................................56
                  SECTION 8.1   Termination .....................................................................56
                  SECTION 8.2   Effect of Termination ...........................................................57
                  SECTION 8.3   Amendment .......................................................................57
                  SECTION 8.4   Extension; Waiver ...............................................................58
                  SECTION 8.5   Termination Fee .................................................................58

ARTICLE IX. .....................................................................................................58
         SURVIVAL OF REPRESENTATIONS AND WARRANTIES..............................................................58

ARTICLE X. ......................................................................................................58
         MISCELLANEOUS. .........................................................................................58
                  SECTION 10.1  Expenses ........................................................................58
                  SECTION 10.2  Brokers and Finders .............................................................59
                  SECTION 10.3  Entire Agreement; Assignment ....................................................59
                  SECTION 10.4  Further Assurances ..............................................................59
                  SECTION 10.5  Enforcement of the Agreement ....................................................59
                  SECTION 10.6  Severability ....................................................................60
                  SECTION 10.7  Notices .........................................................................60
                  SECTION 10.8  Governing Law ...................................................................61
                  SECTION 10.9  Descriptive Headings ............................................................61
                  SECTION 10.10 Parties in Interest .............................................................61
                  SECTION 10.11 Counterparts ....................................................................61
                  SECTION 10.12 Incorporation by References .....................................................61
                  SECTION 10.13 Obligations of Gulf West.........................................................61
                  SECTION 10.14 Fiduciary Duty...................................................................61
                  SECTION 10.15 Certain Definitions ...........................................................  61

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of July _____, 1997, is by and among Gulf West Banks, Inc., a Florida corporation ("Gulf West"), its wholly owned subsidiary, Mercantile Bank, a Florida banking corporation ("Mercantile"), and Citizens National Bank & Trust Company, a national banking association (the "Bank"). Gulf West, Mercantile, and the Bank are sometimes referred to collectively herein as the "Parties."

         WHEREAS, Gulf West desires to affiliate with the Bank and the Bank desires to affiliate with Gulf West in the manner provided in this Agreement;

         WHEREAS, Gulf West and the Bank believe that the Merger (as defined herein) of the Bank with Mercantile in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto, is desirable and in the best interests of their respective institutions and shareholders; and

         WHEREAS, the respective boards of directors of Gulf West, Mercantile and the Bank have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I.

                                   THE MERGER

         SECTION 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.2 of this Agreement) in accordance with the provisions of the Florida Financial Institution's Code (which includes those Florida laws specified in Section 655.005(j) of the Florida Statutes and referred to collectively herein as "FFIC") and the National Banking Act (12 U.S.C. ss.1 ET SEQ.), the Bank shall be merged with and into Mercantile (the "Merger"). Following the Merger, Mercantile shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Bank shall cease.

         SECTION 1.2 Effective Time. The Merger shall become effective on the date and at the time on which the Articles and Plan of Merger are accepted for filing by the Florida Department of Banking and Finance (the "Department"), in substantially the form of Exhibit A attached hereto or at such later date as is agreed upon by the Parties and specified in the Articles and Plan of Merger (the

"Effective Time"). Unless the Parties otherwise mutually agree in writing, the Parties shall cause the Articles and Plan of Merger to be filed on the Closing Date (as defined in Section 1.9 of this Agreement) and shall use their best efforts to cause the Effective Time to occur on the Closing Date, but in no event shall the Effective Time occur more than one business day after the Closing Date.

         SECTION 1.3 Certain Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the FFIC and 12 U.S.C. Section 214b.

         SECTION 1.4 Articles of Incorporation and Bylaws. Pursuant to the Merger and without further action by the Surviving Corporation or the stockholders, the Articles of Incorporation and the Bylaws of Mercantile in each case as in effect at the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

         SECTION 1.5 Directors and Officers. The directors and officers of Mercantile immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

         SECTION 1.6 Conversion of Shares.

         (a) Each share of the Bank's common stock, par value $5.00 per share ("Bank Common Stock"), issued and outstanding immediately prior to the Effective Time (the Bank Common Stock is sometimes called the "Shares"), other than Dissenting Shares (as defined in Section 2.1), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive the consideration payable as set forth in this Section 1.6(a) and Section 1.6(d), as may be adjusted pursuant to
Section 1.6(e) (the "Merger Consideration") to the holder of record thereof, without interest thereon subject to the terms and conditions hereof. For the purposes of determining the number of Shares issued and outstanding at the Effective Time, the number of Shares issued and outstanding at the Effective Time shall be increased by the number and class of Shares that may be acquired upon exercise or conversion of any warrant, option, convertible debenture or other security entitling the holder thereof to acquire Shares. Each holder of Bank Common Stock shall receive Merger Consideration for each share of Bank Common Stock so held equal to 3.2337 (the "Exchange Ratio") shares of Gulf West common stock, $1.00 par value per share ("Gulf West Common Stock"), which is derived by dividing 1,950,000 shares of Gulf West Common Stock by 603,030, the number of Shares of Bank Common Stock outstanding immediately prior to the Effective Time.

         (b) Each of the shares of the Mercantile Common Stock, $4.00 par value issued and outstanding immediately prior to the Effective Time shall remain outstanding and entirely issued to Gulf West at and after the Effective Time without any change therein and shall continue as a share of common stock of the Surviving Corporation (the "Surviving Corporation Common Stock").

         (c) Each share of Gulf West Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

         (d) Notwithstanding any other provision of this Agreement, Gulf West will not issue any fractional shares of Gulf West Common Stock and each holder of Bank Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of Gulf West Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional part of a share of Gulf West Common Stock multiplied by $5.87. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

         (e) In the event Gulf West changes the number of shares of Gulf West Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction, or through any issuance of authorized and previously unissued shares (whether by option, exchange, sale, or otherwise) other than those shares issued upon the exercise of options outstanding as of the date of this Agreement or pursuant to purchases under Gulf West's employee stock purchase plan and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, recapitalization, or similar transaction to which a record date is not established) or the date on which Gulf West agrees contractually or otherwise to issue such shares (in the case of previously unissued shares) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted to prevent the dilutive effect of such transactions on the number of shares of Gulf West Common Stock to be issued in connection with the Merger as of the date of this Agreement.

         SECTION 1.7 Shareholders' Meeting. The Bank, acting through its Board of Directors, shall, in accordance with applicable law:

         (a) duly call, give notice of, convene and hold a special meeting (the "Shareholders' Meeting") of its shareholders as soon as practicable after the Registration Statement (as defined in Section 1.8(a) hereof is declared effective by the Securities and Exchange Commission ("SEC") for the purpose of considering and taking action on the approval of the Merger and adoption of this Agreement and taking such other actions as may be required to consummate the transactions contemplated thereby;

         (b) require no greater than the minimum vote required by applicable law of each class of shares in order to approve the Merger;

         (c) use its reasonable best efforts (i) to obtain and furnish the information required to be included by it in the Proxy Statement, as defined below, and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the effective date of the Registration Statement, and (ii) subject to compliance with its fiduciary duties under applicable law as advised by counsel, to obtain the approval and adoption of the Merger by shareholders holding the minimum vote required by applicable law for each class of shares in order to approve the Merger of the shares of each class entitled to vote at the Shareholders' Meeting to approve the Merger under applicable law. The Bank's letter to shareholders, notice of meeting, proxy statement and form of proxy to be distributed to shareholders in connection with the Merger shall be in form and substance reasonably satisfactory to Gulf West, and are collectively referred to herein as the "Proxy Statement;" and

         (d) include in the Proxy Statement the unanimous recommendation of its Board of Directors (subject to compliance with their fiduciary duties under applicable law as advised by counsel) that the shareholders of the Bank vote in favor of the approval of the Merger and adoption of this Agreement.

         SECTION 1.8  Registration of the Gulf West Common Stock.

         (a) After the execution of this Agreement, Gulf West will use its reasonable best efforts to file a registration statement (the "Registration Statement"), including the Proxy Statement, with the SEC under the Securities Act of 1933, as amended ("Securities Act") within the later of thirty (30) days from the date hereof or fifteen (15) days after the Bank provides to Gulf West all information required to be included therein by the Bank and its Affiliates (as defined in Section 10.15(a)) in form and content substantially complying with the requirements of the Securities Act and the rules and regulations of the SEC and shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act and take any action required to be taken under the applicable blue sky or state securities laws in connection with the issuance of the shares of Gulf West Common Stock to be issued to Bank shareholders in the Merger.

         (b) The Bank has identified in Section 1.8(b) of the Bank Disclosure Letter (as defined in the preamble to Article III of this Agreement) all persons whom it reasonably believes are "affiliates" of the Bank for purposes of Rule 145 under the Securities Act and shall use its reasonable best efforts to cause such persons to deliver to Gulf West an Affiliate Letter in substantially the form of Exhibit B attached hereto.

         SECTION 1.9 Closing. Upon the terms and subject to the conditions hereof, as soon as practicable after the vote of the shareholders of the Bank in favor of the approval and adoption of this Agreement has been obtained, and the satisfaction or waiver, if permissible, of the conditions set forth in
Article VII hereof, the Bank and Mercantile shall execute and file the Plan of Merger, as described in Section 1.2, and the Parties hereto shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at the office of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (or such other place as the Parties may agree) for the purpose of confirming all of the foregoing. The date such Closing will be held is herein defined as the "Closing Date." The Parties shall use their reasonable best efforts to cause the Closing to occur within five (5) business days following the last to occur of: (i) the effective date of the receipt of all Required Bank Governmental Approvals (as defined in Section 3.5 of this Agreement), (ii) the date on which the shareholders of the Bank approve the Merger and adopt this Agreement to the extent required by applicable law, and
(iii) the effective date of the Registration Statement to be filed with the SEC pursuant to Section 1.8 of this Agreement; provided that nothing contained herein shall be deemed to require either Party hereto to waive any condition to Closing if it is not satisfied on such date.

                                  ARTICLE II.

                     DISSENTING SHARES; EXCHANGE OF SHARES

         SECTION 2.1 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have voted such shares against the Merger or who have given notice to the Bank in writing at or prior to the Bank's Shareholders Meeting that such shareholders dissent from the Merger and who shall have delivered a written request for payment of the value of such Shares within the time and in the manner provided in 12 U.S.C. Section 214(b) (the "Dissenting Shares") shall be entitled only to the rights of appraisal granted under 12 U.S.C. ss.214(b) (the "Dissent Provisions") and shall not be converted into or be exchangeable for the right to receive the Merger Consideration provided in Section 1.6 of this Agreement, unless and until such holder fails to perfect or effectively withdraws or otherwise loses his right to appraisal and payment under the Dissent Provisions. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right to appraisal, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. Each holder of Dissenting Shares (a "Dissenting Shareholder") that becomes entitled, pursuant to the Dissent

Provisions, to payment for any shares of Bank Common Stock held by such Dissenting Shareholder shall receive payment therefor from Gulf West (but only after the amounts thereof shall have been agreed upon or at the time and in the amounts required by the Dissent Provisions) and all of such Dissenting Shareholder's shares of Bank Common Stock shall be canceled.

         SECTION 2.2 Exchange of Shares.

         (a) At the Effective Time, Gulf West shall deposit or shall cause to be deposited in trust with the trust department of SunTrust, N.A. (the "Exchange Agent"), pursuant to an exchange agent agreement in substantially the form attached hereto as Exhibit C (the "Exchange Agent Agreement"), certificates evidencing shares of Gulf West Common Stock and cash in such amounts necessary to provide all the consideration required to be exchanged by Gulf West for the Bank Common Stock pursuant to the terms of this Agreement (such certificates for Gulf West Common Stock, together with any cash to be paid in lieu of fractional shares, and any unpaid dividends or other distributions, referred to herein as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions jointly given by the Bank and Gulf West, promptly issue the certificates representing the Gulf West Common Stock and make the payments in lieu of fractional shares out of the Exchange Fund upon surrender of Shares in accordance with Section 2.2(b). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

         (b) Promptly after the Effective Time, Gulf West shall cause the Exchange Agent to mail to each former shareholder of the Bank as of the Effective Time, a form letter of transmittal approved by the Bank and Gulf West (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the certificates representing the Shares, or proof of loss thereof, (the "Certificates"). After the Effective Time, each holder of the Bank Common Stock shall surrender the Certificate or Certificates, together with such transmittal letters properly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the Merger Consideration together with all declared but unpaid dividends or other distributions in respect of such shares. The Certificate or Certificates so surrendered shall be duly endorsed as the Exchange Agent may require and such Certificate shall forthwith be canceled. To the extent provided by Section 1.6(d) of this Agreement, each holder of the Bank Common Stock issued and outstanding at the Effective Time also shall receive upon surrender of the Certificate or Certificates any cash distributed in lieu of any fractional shares of Gulf West Common Stock to which such holder would be otherwise entitled. No interest will be paid or accrued on any cash payable upon surrender of the Certificate and no dividend will be disbursed with respect to the shares of Gulf

West Common Stock until the holder's Certificates are surrendered in exchange therefor as provided in this Section 2.2(b). If payment or delivery of Gulf West Common Stock is to be made to a person other than the person in whose name the Certificate surrendered for exchange is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the payment and delivery of Gulf West Common Stock to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.2, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration without any interest thereon which is composed of the consideration provided under Section 1.6(a), together with any payment under
Section 1.6(d) (without any interest thereon).

         (c) At the Effective Time, the stock transfer books of the Bank shall be closed and there shall be no transfers on the stock transfer books of the Bank of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Article II.

         (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof) which have been made available to the Exchange Agent pursuant to Section 2.2(a) of this Agreement that remains unclaimed by the shareholders of the Bank for six months after the Effective Time shall be paid to Gulf West. Any holders of Shares not theretofore presented to the Exchange Agent shall look to Gulf West only, and not the Exchange Agent, for the payment of any Merger Consideration in respect of such shares.

                                  ARTICLE III.

                   REPRESENTATIONS AND WARRANTIES OF THE BANK

         The Bank hereby makes the representations and warranties set forth in this Article III to Gulf West and Mercantile. The Bank has delivered to Gulf West and Mercantile the disclosure letter (the "Bank Disclosure Letter") referred to in this Article III on the date hereof. Except for those representations and warranties which are made as of a specific date or time specified herein, the Bank agrees at the Closing to provide Gulf West with a supplement reflecting any changes thereto between the date of such Bank Disclosure Letter and the date of the Closing.

         SECTION 3.1 Organization and Qualification. The Bank is a national banking association, duly organized, validly existing and in good standing under the laws of the United States and is a member of the Federal Reserve System. The Bank has the requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated. The Bank does not have any Subsidiaries (as defined in Section 10.15(g)). True and correct copies of the Articles of Incorporation and Bylaws of the Bank, with all amendments thereto through the date of this Agreement, have been delivered by the Bank to Gulf West. The Bank is duly qualified or licensed to do business and is in active status in the State of Florida. The Bank and its activities, as currently conducted, do not require it to be qualified to do business in any jurisdiction other than the State of Florida.

         SECTION 3.2 Bank Capitalization. The authorized capital stock of the Bank consists of 750,000 shares of Bank Common Stock par value $5.00 per share, of which 603,030 shares are issued and outstanding, and none of which are held in treasury. There are no outstanding subscriptions, options, convertible securities, rights, warrants, calls, or other agreements or commitments ("Rights") of any kind issued or granted by, or binding upon, the Bank giving any person the right to purchase or otherwise acquire any security of or equity interest in the Bank. There are no outstanding Rights obligating the Bank to issue any shares of the Bank, or to the Knowledge of the Bank, irrevocable proxies or any agreements restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the Shares that have been issued have been duly authorized, validly issued and are fully paid and non-assessable (except for the right of assessments provided in 12 U.S.C.
Section 55), and are free of preemptive rights. The Bank has never declared or paid a cash or stock dividend on the Shares other than a cash dividend of $0.10 per share declared in March 1997, which dividend has been paid as of the date hereof.

         SECTION 3.3 Other Securities. Section 3.3 of the Bank Disclosure Letter sets forth a list of all equity ownership by the Bank for the account of the Bank in any other person (excluding any pledges of securities held by the Bank in the ordinary course of its lending activities (the "Other Securities"). The Bank owns each Other Security free and clear of any lien, encumbrance, security interest or charge.

         SECTION 3.4 Authority Relative to the Agreement. The Bank has requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of the Bank and receipt of all necessary governmental and regulatory approvals and consents to consummate the transactions to be consummated by it as contemplated hereby. The execution and delivery of this Agreement has been duly and validly authorized by the Bank's Board of Directors. This

Agreement has been duly executed and delivered by the Bank and, subject to the requisite shareholder approval and receipt of all necessary governmental and regulatory approvals and consents (and assuming the due authorization, execution, and delivery by Gulf West and Mercantile of this Agreement and that this Agreement constitutes the valid and binding obligations of Gulf West and Mercantile), constitutes a valid and legally binding obligation of the Bank, enforceable against the Bank (except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies). The execution, delivery and performance of this Agreement, and the consummation of the transactions to be consummated by the Bank as contemplated hereby, will not conflict with, or result in any violation or breach of or default under the Articles of Incorporation or Bylaws of the Bank. The Bank is not currently in violation of any material provisions of its Articles of Incorporation or Bylaws.

         SECTION 3.5 No Violation. Except as set forth in Section 3.5 of the Bank Disclosure Letter, neither the execution, delivery nor performance of this Agreement in its entirety, nor the consummation of all of the transactions to be consummated by the Bank as contemplated hereby, following the receipt of such approvals as may be required from the Bank's shareholders (the "Required Stockholder Approval"), the Federal Deposit Insurance Corporation ("FDIC"), the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Department of Justice ("DOJ"), and the Department (and the expiration of any statutorily required waiting periods) (the "Required Bank Governmental Approvals") will (i) violate (with or without the giving of notice or the passage of time), any law, order, writ, judgment, injunction, award, decree, rule, statute, ordinance or regulation applicable to the Bank other than those which do not, or are not reasonably likely to have a Material Adverse Effect on the Bank, prevent the consummation of the Merger or deprive Gulf West of the benefits contemplated hereby, or (ii) be in material conflict with, result in a material breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any security interest, lien, charge or other encumbrance upon any property or assets of the Bank pursuant to, any terms, conditions or provisions of any material note, license, instrument, indenture, mortgage, deed of trust or other agreement or understanding or any other material restriction of any kind or character, to which the Bank is a Party or by which any of its assets or properties are subject or bound.

         SECTION 3.6 Consents and Approvals. The Bank's Board of Directors has unanimously determined that the Merger is fair to the Bank's shareholders and has unanimously resolved to recommend approval and adoption of this Agreement by the Bank's shareholders. Except as described in Section 3.6 of the Bank Disclosure Letter, no prior consent, approval or authorization of, or declaration, filing or registration with any person, domestic or foreign, is required of the Bank in connection with the execution, delivery and performance by the Bank of this Agreement and the transactions contemplated hereby or the resulting change of control of the Bank, other than (i) the filing of the Articles of Merger under the FFIC, (ii) receipt of the Required Stockholder Approval and Required Bank Governmental Approvals, and (iii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans.

         SECTION 3.7 Regulatory Reports. Since January 1996, except as set forth in Section 3.7 of the Bank Disclosure Letter, the Bank has filed all reports, registrations and statements, together with any amendments required to be made thereto, that it was, or is required to file with the OCC, the FRB, the FDIC, or applicable state banking authorities.

         SECTION 3.8 Securities Issuances. The Bank is not required to register any of its securities under, and has not registered its securities under, the provisions of Section 12 of the Exchange Act of 1934, as amended ("Exchange Act"). All issuances of securities by the Bank were exempt from registration under the Securities Act and the Florida Securities Investor Protection Act, and all other applicable securities laws.

         SECTION 3.9 Financial Statements. The Bank has provided Gulf West true and complete copies of the audited balance sheets of the Bank as of December 31, 1996 and 1995 and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994 and its unaudited interim financial statements as of April 30, 1997 (such balance sheets and the related statements of income, shareholders' equity and cash flows are collectively referred to herein as the "Bank Financial Statements"). The Bank Financial Statements (including the related notes thereto) fairly present in all material respects the financial position of the Bank as of their respective dates and the results of operations and cash flows of the Bank for the periods indicated and were prepared in accordance with Generally Accepted Accounting Principles ("GAAP") applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP), except as otherwise noted therein or in the notes to the financial statements. The accounting records underlying the Bank Financial Statements fairly reflect in all material respects the transactions of the Bank. As of their dates, the Bank Financial Statements conformed, or will conform when delivered, in all material respects with all applicable rules and regulations promulgated by the OCC and the FDIC. The Bank does not have material liabilities or obligations of a type which should be included in or reflected on the Bank Financial Statements or in the notes thereto if prepared in accordance with GAAP, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the Bank Financial Statements for the periods indicated. Except as set forth in Section 3.9 of the Bank Disclosure Letter, the Bank does not have any financial derivative products.

         SECTION 3.10 Absence of Certain Changes. Except as and to the extent set forth in Section 3.10 of the Bank Disclosure Letter, and except to the extent permitted by Gulf West in accordance with Section 5.2 of this Agreement, since December 31, 1996 (the "Balance Sheet Date") the Bank has not:

         (a) made any amendment to its Articles of Incorporation or Bylaws or changed the character of its business in any material manner other than as may be caused by the filing of the Articles of Merger;

         (b) through the date of this Agreement, suffered any Material Adverse Effect (as defined in Section 10.15(d));

         (c) except in the ordinary course of business and consistent with prudent banking practices, entered into any agreement, commitment or transaction;

         (d) except in the ordinary course of business and consistent with prudent banking practices, incurred, assumed or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise);

         (e) except in the ordinary course of business and consistent with prudent banking practices, permitted or allowed any of its property or assets to be subject to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind (other than statutory liens not yet delinquent);

         (f) except in the ordinary course of business and consistent with prudent banking practices, canceled any debts, waived any claims or rights, or sold, transferred, or otherwise disposed of any of its properties or assets;

         (g) disposed of or permitted to lapse any rights to the use of any material registered trademark, service mark, trade name or copyright, or disposed of or disclosed to any person other than its employees or agents, any material trade secret not theretofore a matter of public knowledge;

         (h) except as set forth in Section 3.10 of the Bank Disclosure Letter and except for regular salary increases granted in the ordinary course of business within the Bank's 1997 budget approved by the Bank's Board of Directors in March 1997 and consistent with prior practices, or required by applicable law, granted any increase in compensation or paid or agreed to pay or accrue any bonus, percentage compensation, service award, severance payment or like benefit to or for the credit of any director, officer, employee or agent, or entered into any employment, consulting or severance agreement or other agreement with any director, officer or employee or adopted, amended or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan program or agreement maintained by the Bank, for the directors, employees or former employees of the Bank ("Employee Benefit Plan") other than any such change required by law or that, in the opinion of counsel, is necessary to maintain the tax-qualified status of such plan;

         (i) directly or indirectly declared, set aside or paid any dividend or made any distribution or payment in respect of shares of its capital stock or redeemed, purchased or otherwise acquired, or arranged for the redemption, purchase or acquisition of, any shares of its capital stock or other of its securities;

         (j) organized or acquired any capital stock or other equity securities or acquired any equity or ownership interest in any person (except through settlement of indebtedness, foreclosure, the exercise of creditors' remedies or in a fiduciary capacity, the ownership of which does not expose the Bank to any liability from the business, operations or liabilities of such person);

         (k) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or Rights of any kind relating to the issuance or sale of or conversion into shares of its capital stock;

         (l) except as required by GAAP, applicable law or regulation made any or acquiesced with any change in any accounting methods, principles or practices used in preparing the Bank Financial Statements or in keeping the Bank's books;

         (m) experienced any Material Adverse Change in relations with customers and clients of the Bank other than as caused by the pending Merger;

         (n) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment,

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other than in the ordinary course of business and consistent with prudent banking practices; or

         (o) agreed, whether in writing or otherwise, to take any action the performance of which would adversely change the representations contained in this Section 3.10 so that any such representation would not be true in all material respects as of the Closing.

         SECTION 3.11 Bank Indebtedness. The Bank has delivered to Gulf West true and complete copies of all loan documents ("Bank Loan Documents") related to indebtedness of the Bank, other than leases described in Section 3.16, deposits, purchases of federal funds, fully secured repurchase agreements, Federal Home Loan Bank Board advances, banker's acceptances, letters of credit issued in the ordinary course of business, and trade payables less than 30 days past due ("Bank Indebtedness"), and made available to Gulf West all material correspondence concerning the status of Bank Indebtedness.

         SECTION 3.12 Litigation. Except as set forth in Section 3.12 of the Bank Disclosure Letter, there are no actions, suits, claims, investigations, reviews or other proceedings pending or, to the Knowledge of the Bank, threatened against the Bank or involving any of its properties or assets, at law or in equity or before or by any foreign, federal, state, municipal, or other governmental court, department, commission, board, bureau, agency, or other instrumentality or person or any board of arbitration or similar entity ("Proceeding"). The Bank will notify Gulf West immediately in writing of any Proceedings against the Bank of which it receives notice.

         SECTION 3.13 Tax Matters. The Bank has filed all tax returns required to be filed by it (the "Filed Returns") or requests for extensions have been filed and granted and have not expired and, except as set forth in Section 3.13 of the Bank Disclosure Letter, the Bank has paid or discharged, or has established adequate reserves for the payment of, all federal income taxes and all state and local income taxes and all franchise, property, sales, employment, foreign or other taxes required to be paid with respect to the periods covered by the Filed Returns. With respect to the periods for which returns have not yet been filed or where taxes are being contested in good faith, except as set forth in Section 3.13 of the Bank Disclosure Letter, the Bank has established adequate reserves determined in accordance with GAAP for the payment of all federal, state and local income taxes and all franchise, property, sales, employment, foreign or other taxes. Except as described in
Section 3.13 of the Bank Disclosure Letter, the Bank has no direct or indirect liability for the payment of federal, state or local income taxes, or franchise, property, sales, employment or other taxes in excess of amounts paid or reserves established. The Bank has not filed any Internal Revenue Service ("IRS") Forms 1139 (Application for Tentative Refund). Except as set forth in Section

3.13 of the Bank Disclosure Letter, there are no pending questions raised in writing by the IRS or other taxing authority for taxes or assessments of the Bank, nor are there any outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of the Bank for any period. Except as set forth in Section 3.13 of the Bank Disclosure Letter, the Bank has withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over. For the purposes of this Agreement, the term "tax" shall include all federal, state and local taxes and related governmental charges and any interest or penalties payable in connection with the payment of taxes.

         SECTION 3.14  Employee Benefit Plans.

         (a) The Bank has delivered or made available prior to the execution of this Agreement true and complete copies (or, in the case of unwritten bonus or other unwritten incentive plans, summaries thereof and financial data with respect thereto) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by the Bank or any affiliate thereof for the benefit of any employee or under which any employee is eligible to participate and under which the Bank could have any liability contingent or otherwise (collectively, the "Bank Benefit Plans"). Any of the Bank Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Bank ERISA Plan." Any of the Bank Benefit Plans pursuant to which the Bank is or may become obligated to, or obligated to cause any other person to, issue, deliver or sell shares of capital stock of the Bank, or grant, extent or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of the Bank, is referred to herein as a "Bank Stock Plan." No Bank Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. The Bank has set forth in Section 3.14 of the Bank Disclosure Letter (i) a list of all of the Bank Benefit Plans, (ii) a list of Bank Benefit Plans that are Bank ERISA Plans, (iii) a list of Bank Benefit Plans that are Bank Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the Bank Stock Plans.

         (b) All Bank Benefit Plans are in substantial compliance with the applicable terms of ERISA and the Internal Revenue Code of 1986, as amended (the "Code") and any other applicable laws, rules and regulations.

         (c) All liabilities under any Bank Benefit Plan are fully accrued or reserved against in the Bank Financial Statements in accordance with GAAP. No Bank ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.

         (d) The Bank does not have any obligations for retiree health and life benefits under any Bank Benefit Plan or otherwise, except as set forth in
Section 3.14 of the Bank Disclosure Letter. There are no restrictions on the rights of the Bank to amend or terminate any such Bank Benefit Plan without incurring any material liability thereunder.

         (e) Except as set forth in the Bank Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any employees under any Bank Benefit Plan or (ii) result in any acceleration of the time of payment or vesting of any such benefits.

         SECTION 3.15 Labor Matters. Except as disclosed in the Bank Disclosure Letter in Section 3.14 (a), (d) or (e) or 3.15 thereof, (i) the Bank is not a Party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency which requires equal employment opportunities or affirmative action in employment, (ii) there are no unfair labor practice complaints pending against the Bank before the National Labor Relations Board or any similar claims pending before any similar state, local or foreign agency; and (iii) to the Knowledge of the Bank, there is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of the Bank, nor of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any such employees. To the Knowledge of the Bank, the Bank is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and the Bank is not engaged in any unfair labor practice.

         SECTION 3.16 Leases, Contracts and Agreements. Except as set forth in
Section 3.16 of the Bank Disclosure Letter and except for Bank Indebtedness, there are no leases, subleases, licenses, contracts and agreements (other than Excepted Contracts as defined below) to which the Bank is a party or by which the Bank is bound which obligate or may obligate the Bank in the aggregate for an amount in excess of $25,000 over the entire term of any such agreement or any series of related contracts of a similar nature to one or more related parties which in the aggregate obligate or may obligate the Bank in the aggregate for an amount in excess of $25,000 over the entire term of such related contracts (the "Contracts"). The Bank has made available to Gulf West true and correct copies of all such Contracts. For the purposes of this Agreement, the Contracts shall be deemed not to include loans made by, repurchase agreements made by, spot foreign exchange transactions of, bankers acceptances of, agreements with Bank customers for trust services, trade payables due within 30 days made in the ordinary course of business, or deposits by the Bank (collectively the "Excepted Contracts"). The Bank has provided Gulf West with a list of all unfunded loan commitments in excess of $25,000 and letters of credit issued by the Bank in excess of $25,000 as of the end of the most recent preceding month. Except as set forth in Section 3.16 of the Bank Disclosure Letter, no participations or loans have been sold which have buy back, recourse or guaranty provisions which create contingent or direct liabilities of the Bank. Except as disclosed in Section 3.16 of the Bank Disclosure Letter, all of the Contracts are legal, valid and binding obligations of the Bank, and to the Knowledge of the Bank, the other party to the Contracts, to the Knowledge of the Bank, each such Contract is in full force and effect and is enforceable by the Bank in accordance with its terms, except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies. Except as described in Section 3.16 of the Bank Disclosure Letter, all rent and other payments by the Bank under the Contracts are current, there are no existing defaults by the Bank under the Contracts, and to the Knowledge of the Bank, no termination, condition or other event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default.

         SECTION 3.17 Related Bank Transactions. Except as set forth in Section
3.17 of the Bank Disclosure Letter, there are no agreements, instruments, commitments, extensions of credit, or other contractual agreements of any kind between or among the Bank, whether on its own behalf or in its capacity as trustee or custodian for the funds of any employee benefit plan (as defined in ERISA), and any of its Affiliates (as defined in Section 10.15(a)).

         SECTION 3.18 Compliance with Laws. Except as set forth in Section 3.18 of the Bank Disclosure Letter, the Bank is not in default with respect to or in violation of (i) any judgment, order, writ, injunction or decree of any court or (ii) to the Bank's Knowledge, any statute, law, ordinance, rule, order or regulation of any federal, state or local governmental department, commission, board, bureau, agency or instrumentality. The Bank has all material permits, licenses, and franchises from governmental agencies required to conduct its business as it is now being conducted.

         SECTION 3.19 Insurance. The Bank has in effect the insurance coverage (including fidelity bonds) described in Section 3.19 of the Bank Disclosure Letter and has had similar insurance in force for the last 3 years. Except as identified in Section 3.19 of the Bank Disclosure Letter, there have been no claims under such policies of insurance within the last 3 years and the Bank is not aware of any facts which would form the basis of a claim under such policies of insurance. The Bank has no reason to believe that the existing fidelity coverage will not be renewed by its carrier on substantially the same terms.

         SECTION 3.20 Loans. Each loan reflected as an asset in the Bank Financial Statements as of December 31, 1996, and each loan entered into by the Bank subsequent thereto, (i) is evidenced in all material respects by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, and (ii) is the legal, valid and binding obligation of the obligor named therein, enforceable by the Bank in accordance with its terms, except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies. Except as disclosed in Section
3.20 of the Bank Disclosure Letter, the Bank is not a Party to any loan, including any loan guaranty, with any director, executive officer or 5% shareholder of the Bank or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Except as disclosed in Section 3.20 of the Bank Disclosure Letter, the Bank does not have
(i) any loan in its portfolio exceeding the Bank's legal lending limit, and
(ii) any known significant delinquent (30 days past due), substandard, doubtful, loss, nonperforming or problem loans as classified by the OCC or the Bank pursuant to its written policies.

         SECTION 3.21 Fiduciary Responsibilities. The Bank has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner which complies in all respects with all applicable laws, regulations, orders, agreements, instruments and common law standards.

         SECTION 3.22 Patents, Trademarks and Copyrights. Except as set forth in Section 3.22 of the Bank Disclosure Letter, the Bank does not require the use of any material patent, patent application, invention, process, trademark (whether registered or unregistered), trademark application, trade name, service mark, copyright, or any material trade secret for the business or operations of the Bank. The Bank owns or is licensed or otherwise has the right to use any items listed in Section 3.22 of the Bank Disclosure Letter and the Bank is not infringing on the patent, trademark or copyright of any other person.

         SECTION 3.23 Environmental Compliance. Except as set forth in Section
3.23 of the Bank Disclosure Letter:

         (a) To the Knowledge of the Bank, any property owned or operated by it is in compliance in all material respects with all applicable Environmental Laws (as defined in Section 10.15(b)) and has obtained and is in compliance with all permits, licenses and other authorizations (individually a "Permit," and collectively "Permits") required under any Environmental Law. To the Knowledge of the Bank, there is no past or present event, condition or circumstance that could reasonably be expected to (1) interfere with the conduct of the business of the Bank in the manner now conducted relating to such entity's compliance with Environmental Laws, or (2) constitute a material violation of any Environmental Law, which in either event is reasonably likely to have a Material Adverse Effect upon the Bank;

         (b) To the Knowledge of the Bank, the Bank does not currently lease, operate, own, or exercise managerial functions at, nor has it formerly leased, operated, owned, or exercised managerial functions at, any facility or real property that, to its Knowledge, is the subject of any actual, or, to the Knowledge of the Bank, threatened or potential Proceeding under any Environmental Law;

         (c) To the Knowledge of the Bank, the Bank has not received notice of any Proceeding pending or, threatened against the Bank under any Environmental Law or relating to the release, threatened release, management, treatment, storage, or disposal of, or exposure to Polluting Substances (as defined in Section 10.15(e)) seeking to impose, or that could result in the imposition on the Bank of any material liability under any Environmental Laws, and the Bank has not received any notice (whether from any regulatory body or private person) of any claim under or violation of, or potential or threatened violation of, any Environmental Law;

         (d) To the Knowledge of the Bank, the Bank has not received notice of any action or Proceeding pending or, threatened under any Environmental Law involving the release or threat of release of any Polluting Substances at or on any property where Polluting Substances generated by the Bank have been disposed, treated or stored seeking to impose, or that could result in the imposition on the Bank of any material liability under any Environmental Laws;

         (e) The Bank has not generated any Polluting Substances for which it was required under an Environmental Law to execute any waste disposal manifest or receipt;

         (f) To the Knowledge of the Bank, there has been no release of Polluting Substances in or on any Property (as defined below) in violation of any Environmental Laws or which would require remediation or any report or notification (other than routine, non-incident specific, annual reporting under applicable Environmental Laws) to any governmental or regulatory authority;

         (g) To the Knowledge of the Bank, there are no underground or above ground storage tanks on or under any Property which are not in compliance with Environmental Laws and any Property previously containing such tanks has been remediated in compliance with all Environmental Laws;

         (h) To the Knowledge of the Bank, there is no asbestos containing material on any Current Controlled Property (as defined below) or any Collateral Property (as defined below); and

         (i) The Bank has fully complied in all material respects with the guidelines issued by the FDIC on February 25, 1993, and the rules and regulations of any other governmental authority with jurisdiction over the Bank, that direct banks to implement programs to reduce the potential for banks to incur liability under, or to assess the compliance of borrowers or Collateral Property with, Environmental Laws.

         (j) For purposes of this Section 3.23 and Section 6.9, "Property" includes (1) any real property which the Bank currently or in the past has leased, operated or owned or managed in any manner including without limitation any property acquired by foreclosure or deed in lieu thereof (respectively, "Current Controlled Property" and "Former Controlled Property," and collectively "Controlled Property") and (2) property now held as security for a loan or other indebtedness to the Bank or property currently proposed as security for loans or other credit the Bank is currently evaluating whether to extend or has committed to extend a loan ("Collateral Property").

         SECTION 3.24 Regulatory Actions. Except as set forth in Section 3.24 of the Bank Disclosure Letter, there are no actions or proceedings pending or, to the Knowledge of the Bank, threatened against the Bank by or before any agency or department of any federal, state or local government or regulatory authorities, including but limited to the FRB, the FDIC or the OCC asserting that the Bank is not in compliance with any of the statutes, rules, or regulations which such agency or authority enforces. Except as set forth in Section 3.24 of the Bank Disclosure Letter, the Bank is not subject to a formal or informal agreement, memorandum of understanding, enforcement action with or in receipt of any type of financial assistance by any regulatory authority having jurisdiction over such entity. The Bank has not taken or agreed to take any action which would materially impede or delay receipt of any regulatory approval required in order to consummate the transactions contemplated hereby. Except as set forth in Section 3.24 of the Bank Disclosure Letter, the Bank has not received or been made aware of any complaints or inquiries under the Community Reinvestment Act, the Fair Housing Act, the Equal Credit Opportunity Act or any other state or federal anti-discrimination fair lending law and the Bank is not aware of any such complaint or inquiry.

         SECTION 3.25 Title to Properties; Encumbrances. Except as set forth in
Section 3.25 of the Bank Disclosure Letter, the Bank has good and marketable title to all its material properties and assets, real and personal (including, without limitation, all the properties and assets reflected in the Bank Financial Statements, except for those properties and assets disposed of for fair market value in the ordinary course of business and consistent with prudent banking practice since the date of the Bank Financial Statements), free and clear of all mortgages, liens, pledges, charges and other encumbrances other than those (i) for current property taxes not yet due and payable or being contested in good faith, (ii) pledges to secure deposits, or (iii) imperfections of title and encumbrances as do not materially interfere with the present use of such property or asset. Any real property or other material assets of the Bank held under lease are held under valid leases enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies). Except as set forth in
Section 3.25 of the Bank Disclosure Letter, the Bank has a title policy in full force and effect from a title insurance company which, to the best of Bank's Knowledge, is solvent, insuring good and marketable title to all real property owned by the Bank (other than real property held as "Other Real Estate Owned" acquired through foreclosure) in favor of the Bank. The Bank has made available to Gulf West all of the files and information in the possession of the Bank concerning such properties, including any title exceptions which might affect marketable title or value of such property. Except as set forth in Section 3.25 of the Bank Disclosure Letter, the Bank owns all furniture, equipment, art and other property used to transact business presently located on its premises.

         SECTION 3.26 Shareholder List. The Bank has provided to Gulf West prior to the date of this Agreement a list of the record holders of Shares as of July _______, 1997 containing the names, addresses and number of Shares or such other securities held of record, which is accurate in all respects as of such date, and the Bank will promptly, and in any event prior to the mailing of the Proxy Statement, advise Gulf West of any changes thereto.

         SECTION 3.27 Proxy Statement. None of the information supplied or to be supplied by the Bank, or, to the Knowledge of the Bank, any of their respective directors, officers, employees, agents or Affiliates thereof for inclusion in the Registration Statement to be filed by Gulf West, the Proxy Statement, or any other document to be filed with any regulatory or governmental agency or authority in connection with the transactions contemplated hereby will, in the case of the Proxy Statement, when it is first mailed to the shareholders of the Bank contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting of the Bank, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting.

All documents that the Bank is responsible for filing with any regulatory or governmental agency in connection with the Merger will comply in all material respects with the provisions of applicable law.

         SECTION 3.28 Dissenting Shareholders. The Bank, and its directors, have no Knowledge of any plan or intention on the part of any Bank shareholders to make written demand for payment of the fair value of such Shares in the manner provided in 12 U.S.C. Section 214(b).

         SECTION 3.29 General Representations.

         (a) To the Knowledge of the Bank, except as set forth in Section 3.29 of the Bank Disclosure Letter, there have not been any sales or redemptions of the Bank's capital stock in contemplation of the Merger. Section 3.29 of the Bank Disclosure Letter sets forth all transactions in the capital stock of the Bank since December 31, 1996 of which the Bank has Knowledge.

         (b) The Bank has not disposed of any assets (either as a dividend or otherwise) constituting more than 10% of the fair market value of all of its assets (ignoring any liabilities) at any time either during the past twelve months or in contemplation of the Merger.

         (c) The Bank is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

         (d) The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         SECTION 3.30 Accounting Matters. To the knowledge of the Bank, neither the Bank nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as reorganization within the meaning of Section 368(a) of the Code.

         SECTION 3.31 Representations Not Misleading. No representation or warranty by the Bank in this Agreement, nor any information or item required to be furnished to Gulf West or Mercantile by the Bank under and pursuant to, this Agreement including but not limited to the Bank Disclosure Letter, intentionally contains or intentionally will contain any untrue statement of a material fact or intentionally omits to state a material fact necessary to make the statements contained herein or therein not misleading. The Bank does not make and hereby expressly disclaims any representations or warranties to Gulf West or Mercantile with respect to any projections or budgets heretofore delivered to or made available to Gulf West or Mercantile regarding the future revenues, expenses, or expenditures or future results of operations of the Bank.

         SECTION 3.32 Opinion of Investment Bankers. The Bank has received the written opinion of Alex Sheshunoff & Co. Investment Banking that the Merger Consideration is fair, from a financial point of view, to the shareholders of the Bank as of the date of such opinion.

                                  ARTICLE IV.

           REPRESENTATIONS AND WARRANTIES OF GULF WEST AND MERCANTILE

         Gulf West and Mercantile hereby make the representations and warranties set forth in this Article IV to the Bank. Gulf West and Mercantile have delivered to the Bank the disclosure letter (the "Gulf West Disclosure Letter") referred to in this Article IV on the date hereof. Gulf West and Mercantile agree at the Closing to provide the Bank with a supplement reflecting any changes thereto between the date of such Gulf West Disclosure Letter and the date of the Closing

         SECTION 4.1 Organization and Qualification. Gulf West and Mercantile are duly organized and validly existing under the laws of the State of Florida, and Mercantile is a state chartered banking institution. Gulf West and Mercantile each have the requisite corporate power and authority to carry on their respective businesses as they are now being conducted and to own, lease and operate their respective properties and assets as now owned, leased or operated. Gulf West and Mercantile do not have any Subsidiaries (as defined in Section 10.15(g)) except as set forth in Section 4.1 of the Gulf West Disclosure Letter. True and correct copies of the Articles of Incorporation and Bylaws of Gulf West and Mercantile, with all amendments thereto through the date of this Agreement, have been delivered by Gulf West and Mercantile to the Bank. Gulf West and Mercantile are duly qualified or licensed to do business and are in active status in the State of Florida. Gulf West and Mercantile and their activities, as currently conducted, do not require them to be qualified to do business in any jurisdiction other than the State of Florida.

         SECTION 4.2 Gulf West Capitalization. The authorized capital stock of Gulf West consists of (i) 10,000,000 shares of Gulf West Common Stock par value $1.00 per share, of which 3,337,081 shares are issued and outstanding, and none of which are held in treasury and 1,000,000 shares of Preferred Stock, par value $5.00 per share, none of which has been issued as of the date hereof. There are no Rights outstanding of any kind issued or granted by, or binding upon, Gulf West or Mercantile giving any person the right to purchase or otherwise acquire any security of or equity interest in Gulf West or Mercantile except that Gulf West's 1995 Nonstatutory Stock Option Plan provides for up to twelve (12%) percent of Gulf West's total outstanding Common Stock to be issued pursuant to its terms, and options covering 357,001 shares of such reserved common stock have been granted to employees and directors thereunder and remain unexercised as of the date hereof. To the Knowledge of Gulf West and Mercantile, there are no irrevocable proxies or any agreements restricting the transfer of or otherwise relating to shares of the capital stock of either Gulf West or Mercantile. All of the issued and outstanding shares of capital stock of each of Gulf West and Mercantile are, and all of the shares to be issued in exchange for the Bank Common Stock upon consummation of the Merger will be authorized and reserved for issuance prior to the Closing Date and, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and outstanding and fully paid and non-assessable. None of the outstanding shares has been, and none of the shares to be issued upon consummation of the Merger will be, issued in violation of any preemptive rights of current or past shareholders of Gulf West. Gulf West has never declared or paid a cash dividend on its common shares except for $0.04 cash dividends declared in 1994 and 1995, which dividends have been paid as of the date hereof. Except as noted in the Gulf West Disclosure Letter in Section 4.2, Gulf West has never paid a dividend in stock or other securities on the Gulf West Common Stock.

         SECTION 4.3 Gulf West Subsidiaries. A true and complete list of all of the Subsidiaries of Gulf West are set forth in Section 4.3 of the Gulf West Disclosure Letter. Except as disclosed in the Gulf West Disclosure Letter, Gulf West owns all of the issued and outstanding shares of capital stock of each Gulf West Subsidiary,

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



including Mercantile. Each of Gulf West's Subsidiaries that is a depository institution are insured by either the Bank Insurance Fund or the Savings Association Insurance Fund. No capital stock or other equity or voting securities of any Gulf West Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any Gulf West Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Gulf West Subsidiary is bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Gulf West Subsidiary held by Gulf West are fully paid and nonassessable (except, in the case of Subsidiaries that are national banks, for the assessment contemplated by 12 U.S.C. ss.55) and are owned by Gulf West free and clear of any lien, claim, hypothecation, pledge, charge, security interest, or arrangement, contingencies, or encumbrances of any kind whatsoever. Each Gulf West Subsidiary (i) is either a banking association or a corporation, and is duly organized, validly existing and (as to corporations) in good standing under the laws of the jurisdiction in which it is incorporated or organized,
(ii) is duly qualified or licensed to do business and in good standing in all jurisdictions (whether federal, state, local) where the character of its properties and assets owned, operated, or leased by it, or the nature of its activities make such qualification or license necessary, except for such jurisdictions where the failure to be so qualified is not reasonably likely to have a Material Adverse Effect on Gulf West, and (iii) has the requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now conducted.

         SECTION 4.4 Authority Relative to the Agreement. Each of Gulf West and Mercantile has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all necessary governmental and regulatory approvals and consents to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly and validly authorized by all necessary corporate action required to be taken by Gulf West and Mercantile in respect thereof, including approval thereof by their respective Boards of Directors. This Agreement has been duly executed and delivered by Gulf West and Mercantile and, subject to receipt of all necessary governmental and regulatory approvals and consents and the expiration of any statutorily required waiting periods (and assuming the due authorization, execution, and delivery by the Bank of this Agreement and that this Agreement constitutes the valid and binding obligation of the Bank) constitutes a valid and legally binding obligation of Gulf West and Mercantile, enforceable against Gulf West and Mercantile (except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies). The execution, delivery and performance of this Agreement by Gulf West and Mercantile, and the consummation of the transactions contemplated hereby, will not conflict with, or result in any violation or breach of or default under the respective Articles of Incorporation or Bylaws of Gulf West and Mercantile or any agreement, document or instrument by which either Gulf West or Mercantile is obligated or bound. Neither Gulf West nor Mercantile is currently in violation of its respective Articles of Incorporation or Bylaws.

         SECTION 4.5 No Violation. Except as set forth in Section 4.5 of the Gulf West Disclosure Letter, neither the execution, delivery nor performance of this Agreement in its entirety, nor the consummation of the Merger, following the receipt of such approvals as may be required from the FDIC, FRB, OCC, SEC, DOJ and the Department and the expiration of any statutorily required waiting periods (the "Required Governmental Approvals") will (i) violate (with or without the giving of notice or the passage of time), any law, order, writ, judgment, injunction, award, decree, rule, statute, ordinance or regulation applicable to Gulf West or Mercantile other than those which do not, or are not reasonably likely to have a Material Adverse Effect on Gulf West and Mercantile on a consolidated basis or prevent the consummation of the Merger, or (ii) be in material conflict with, result in a material breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any security interest, lien, charge or other encumbrance upon any property or assets of Gulf West or Mercantile pursuant to, any terms, conditions or provisions of any note, license, instrument, indenture, mortgage, deed of trust or other agreement or understanding or any other restriction of any kind or character, to which Gulf West or Mercantile is a party or by which any of its assets or properties are subject or bound, other than those which do not and are not reasonably likely to have a Material Adverse Effect on Gulf West and Mercantile on a consolidated basis.

         SECTION 4.6 Consents and Approvals. Except for the Required Governmental Approvals and as described in Section 4.6 of the Gulf West Disclosure Letter, no prior consent, approval or authorization of, or declaration, filing or registration with any person, domestic or foreign, is required of Gulf West or Mercantile in connection with the execution, delivery and performance by Gulf West and Mercantile of this Agreement and the transactions contemplated hereby other than (i) the filing of the Articles of Merger under the FFIC, (ii) the Required Governmental Approvals, and (iii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans.

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




         SECTION 4.7 Regulatory Reports. Since January 1996, except as set forth in Section 4.7 of the Gulf West Disclosure Letter, Gulf West and Mercantile each have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Department, the FRB, or the FDIC or other state banking authorities.

         SECTION 4.8 Securities Issuances. As of the date of this Agreement, Gulf West is not required to register any of its securities under, and has not registered its securities under, the provisions of Section 12 of the Exchange Act, nor are either of them required to file any reports under Section 13 of the Exchange Act in accordance with Section 15(d) of the Exchange Act. All issuances of securities by Gulf West and Mercantile prior to date hereof either were exempt from registration under the Securities Act and the Florida Securities Investor Protection Act, and all other applicable securities laws or were duly registered.

         SECTION 4.9 Financial Statements. Gulf West and Mercantile have provided the Bank true and complete copies of the consolidated audited balance sheets of Gulf West and its Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994 and its unaudited interim consolidated financial statements as of April 30, 1997 (such balance sheets and the related statements of income, shareholders' equity and cash flows are collectively referred to herein as the "Gulf West Financial Statements"). The Gulf West Financial Statements fairly present in all material respects the financial position of Gulf West and its Subsidiaries on a consolidated basis as of their respective dates and the consolidated results of operations and cash flows of Gulf West and its Subsidiaries for the periods indicated and were prepared in accordance with GAAP applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP), except as otherwise noted therein or in the notes to the financial statements. The accounting records underlying the Gulf West Financial Statements fairly reflect in all material respects the transactions of Gulf West and its Subsidiaries. As of their dates, the Gulf West Financial Statements conformed, and when issued, will conform, in all material respects with all applicable rules and regulations promulgated by the Department and the FDIC. Neither Gulf West nor any of its Subsidiaries have material liabilities or obligations of a type which should be included in or reflected on the Gulf West Financial Statements or in the Notes thereto if prepared in accordance with GAAP, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in Gulf West Financial Statements for the periods indicated. Except as set forth in Section 4.9 of the Gulf West Disclosure Letter, Gulf West and its Subsidiaries do not have any off balance sheet liabilities associated with financial derivative products or potential liabilities associated with financial derivative products.

         SECTION 4.10 Absence of Certain Changes. Except as and to the extent set forth in Section 4.10 of the Gulf West Disclosure Letter, since December 31, 1996 neither Gulf West nor Mercantile have:

         (a) made any amendment to their respective Articles of Incorporation or Bylaws or changed the character of their business in any material manner other than as may be caused by the filing of the Articles of Merger;

         (b) through the date of this Agreement suffered any Material Adverse Effect (as defined in Section 10.15(d));

         (c) directly or indirectly declared, set aside or paid any dividend or made any distribution in respect to their capital stock or redeemed, purchased or otherwise acquired, or arranged for the redemption, purchase or acquisition of, or issued or authorized for issuance any shares of their capital stock or other of their securities except for the issuance of securities pursuant to the exercise of stock options granted as of the date of this agreement and the issuance of shares pursuant to Gulf West's Employee Stock purchase Plan;

         (d) except as required by GAAP, applicable law or regulation, made any or acquiesced with any change in any accounting methods, principles or practices used in preparing the Gulf West Financial Statements or in keeping Gulf West's books;

         (e) agreed, whether in writing or otherwise, to take any action the performance of which would adversely change the representations contained in this Section 4.10 in the future so that any such representation would not be true in all material respects as of the Closing.

         SECTION 4.11 Gulf West Indebtedness. Gulf West has delivered to the Bank true and complete copies of all loan documents ("Gulf West Loan Documents") related to indebtedness of Gulf West and its Subsidiaries, other than leases described in Section 4.16, deposits, purchases of federal funds, fully secured repurchase agreements, bankers' acceptances, letters of credit issued in the ordinary course of business, and trade payables less than 30 days past due ("Gulf West Indebtedness"), and made available to the Bank all material correspondence concerning the status of Gulf West Indebtedness.

         SECTION 4.12 Litigation. Except as set forth in Section 4.12 of the Gulf West Disclosure Letter, there are no Proceedings pending or, to the Knowledge of Gulf West and Mercantile, threatened against Gulf West or any of its Subsidiaries or involving any of their respective properties or assets, at law or in equity or before or by any foreign, federal, state, municipal, or other governmental court, department, commission, board, bureau, agency, or other instrumentality or person or any board of arbitration or similar entity. Gulf West will notify the Bank immediately in writing of any Proceedings against Gulf West or any of its Subsidiaries.

         SECTION 4.13 Tax Matters. Gulf West has filed all tax returns required to be filed by it (the "Gulf West Filed Returns") or requests for extensions have been filed and granted and have not expired and, except as set forth in
Section 4.13 of the Gulf West Disclosure Letter, Gulf West and its Subsidiaries each have paid or discharged, or have established adequate reserves for the payment of, all federal income taxes and all state and local income taxes and all franchise, property, sales, employment, foreign or other taxes required to be paid with respect to the periods covered by the Gulf West Filed Returns. With respect to the periods for which returns have not yet been filed or where taxes are being contested in good faith, except as set forth in Section 4.13 of the Gulf West Disclosure Letter, Gulf West and its Subsidiaries have established adequate reserves determined in accordance with GAAP for the payment of all federal, state and local income taxes and all franchise, property, sales, employment, foreign or other taxes. Except as described in
Section 4.13 of the Gulf West Disclosure Letter, neither Gulf West nor any of its Subsidiaries have any direct or indirect material liability for the payment of federal, state or local income taxes, or franchise, property, sales, employment or other taxes in excess of amounts paid or reserves established. Gulf West and its Subsidiaries have not filed any IRS Forms 1139 (Application for Tentative Refund). Except as set forth in Section 4.13 of the Gulf West Disclosure Letter, there are no pending questions raised in writing by the IRS or other taxing authority for taxes or assessments of Gulf West and its Subsidiaries, nor are there any outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Gulf West and its Subsidiaries for any period. Except as set forth in Section 4.13 of the Gulf West Disclosure Letter, Gulf West and its Subsidiaries have withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

         SECTION 4.14 Employee Benefit Plans.

         (a) Gulf West has delivered or made available prior to the execution of this Agreement true and complete copies (or, in the case of unwritten bonus or other unwritten incentive plans, summaries thereof and financial data with respect thereto) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by Gulf West or any affiliate thereof for the benefit of any employee or under which any employee is eligible to participate and under which Gulf West could have any liability contingent or otherwise (collectively, the "Gulf West Benefit Plans"). Any of the Gulf West Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Gulf West ERISA Plan." Any of the Gulf West Benefit Plans pursuant to which Gulf West is or may become obligated to, or obligated to cause any other person to, issue, deliver or sell shares of capital stock of Gulf West, or grant, extent or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of Gulf West, is referred to herein as a "Gulf West Stock Plan." No Gulf West Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. Gulf West has set forth in Section 4.14 of the Gulf West Disclosure Letter (i) a list of all of the Gulf West Benefit Plans, (ii) a list of Gulf West Benefit Plans that are Gulf West ERISA Plans, (iii) a list of Gulf West Benefit Plans that are Gulf West Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the Gulf West Stock Plans.

         (b) All Gulf West Benefit Plans are in substantial compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations.

         (c) All liabilities under any Gulf West Benefit Plan are fully accrued or reserved against in the Gulf West Financial Statements in accordance with GAAP. No Gulf West ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d))8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.

         (d) Gulf West does not have any obligations for retiree health and life benefits under any Gulf West Benefit Plan or otherwise, except as set forth in Section 4.14 of the Gulf West Disclosure Letter. There are no restrictions on the rights of Gulf West to amend or terminate any such Gulf West Benefit Plan without incurring any material liability thereunder.

         (e) Except as set forth in the Gulf West Disclosure Letter, neither the execution and delivery of this Agreement nor the

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



consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any employees under any Gulf West Benefit Plan or
(ii) result in any acceleration of the time of payment or vesting of any such benefits.

         SECTION 4.15 Labor Matters. Except as disclosed in Section 4.15 or 4.14(a), (d) or (e) of the Gulf West Disclosure Letter, (i) neither Gulf West nor any of its Subsidiaries are parties to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency which requires equal employment opportunities or affirmative action in employment, (ii) there are no unfair labor practice complaints pending against Gulf West and Mercantile before the National Labor Relations Board or any similar claims pending before any similar state, local or foreign agency; and (iii) to the Knowledge of Gulf West and its Subsidiaries, there is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Gulf West and its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any such employees. To the Knowledge of Gulf West, Gulf West and its Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and Gulf West and Mercantile are not engaged in any unfair labor practice.

         SECTION 4.16 Leases, Contracts and Agreements. Except as set forth in
Section 4.16 of the Gulf West Disclosure Letter, there are no leases, subleases, licenses, contracts and agreements (other than Gulf West Excepted Contracts as defined below) to which Gulf West or any of its Subsidiaries are parties or by which Gulf West or any of its Subsidiaries are bound which obligate or may obligate Gulf West or any of its Subsidiaries in the aggregate for an amount in excess of $25,000 over the entire term of any such agreement or related contracts of a similar nature to one or more related parties which in the aggregate obligate or may obligate Gulf West or any of its Subsidiaries in the aggregate for an amount in excess of $25,000 over the entire term of such related contracts (the "Gulf West Contracts"). Gulf West has made available to the Bank true and correct copies of all such Gulf West Contracts. For the purposes of this Agreement, the Gulf West Contracts shall be deemed not to include loans made by, repurchase agreements made by, spot foreign exchange transactions of, bankers acceptances of trade payables due within 30 days made in the ordinary course of business or deposits by Gulf West or Mercantile (the "Gulf West Excepted Contracts"). Except as set forth in Section 4.16 of the Gulf West Disclosure Letter, no participations or loans have been sold which have buy back, recourse or guaranty provisions which create contingent or direct liabilities of Gulf West and Mercantile. Except as disclosed in Section 4.16 of the Gulf West Disclosure Letter, all of the Gulf West Contracts are legal, valid and binding obligations of Gulf West and Mercantile, and to the Knowledge of Gulf West and Mercantile, the other parties to the Gulf West Contracts. To the Knowledge of Gulf West, each such Contract is in full force and effect and is enforceable by Gulf West in accordance with its terms, except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally and the general principles governing specific performance, injunctive relief, and other equitable remedies. Except as described in Section 4.16 of the Gulf West Disclosure Letter, all rent and other payments by Gulf West and its Subsidiaries under the Gulf West Contracts are current, there are no existing defaults by Gulf West and its Subsidiaries under the Gulf West Contracts, and to the Knowledge of Gulf West, no termination, condition or other event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default.

         SECTION 4.17 Related Gulf West and Mercantile Transactions. Except as set forth in Section 4.17 of the Gulf West Disclosure Letter, there are no agreements, instruments, commitments, extensions of credit, or other contractual agreements of any kind between or among Gulf West or Mercantile, whether on their own behalf or in the capacity as trustee or custodian for the funds of any employee benefit plan (as defined in ERISA), and any of their Affiliates (as defined in Section 10.15(a)).

         SECTION 4.18 Compliance with Laws. Except as set forth in Section 4.18 of the Gulf West Disclosure Letter, neither Gulf West nor any of its Subsidiaries are in default with respect to or in violation of (i) any judgment, order, writ, injunction or decree of any court or (ii) to the Knowledge of Gulf West any statute, law, ordinance, rule, order or regulation of any federal, state or local governmental department, commission, board, bureau, agency or instrumentality. Gulf West and its Subsidiaries have all material permits, licenses, and franchises from governmental agencies required to conduct their respective businesses as they are now being conducted.

         SECTION 4.19 Insurance. Each of Gulf West and Mercantile have in effect the insurance coverage (including fidelity bonds) described in Section
4.19 of the Gulf West Disclosure Letter and have had similar insurance in force for the lesser of the last 3 years or the time since they were organized. There have been no claims under such policies of insurance within the last 3 years and neither Gulf West nor Mercantile is aware of any facts which would form the basis of a claim under such policies of insurance. Neither Gulf West nor any of its Subsidiaries has any reason to believe that the existing fidelity coverage will not be renewed by its carrier on substantially the same terms.

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




         SECTION 4.20 Loans. Each loan reflected as an asset in the Gulf West Financial Statements as of December 31, 1996, and each loan entered into by Mercantile subsequent thereto, (i) is evidenced in all material respects by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, and (ii) is the legal, valid and binding obligation of the obligor named therein, enforceable by the Bank in accordance with its terms, except in all cases to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies. Except as disclosed in Section 4.20 of the Gulf West Disclosure Letter, Gulf West and Mercantile are not parties to any loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Gulf West or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Except as disclosed in Section 4.20 of the Gulf West Disclosure Letter, Mercantile does not have (i) any loan in its portfolio exceeding Mercantile's legal lending limit, and (ii) any known significant delinquent (30 days past due), substandard, doubtful, loss, nonperforming or problem loans as classified by the Department or the FDIC or by Mercantile pursuant to Mercantile's written policies.

         SECTION 4.21 Patents, Trademarks and Copyrights. Except as set forth in Section 4.21 of the Gulf West Disclosure Letter, Gulf West and Mercantile do not require the use of any material patent, patent application, invention, process, trademark (whether registered or unregistered), trademark application, trade name, service mark, copyright, or any material trade secret for the business or operations of either Gulf West or any of its Subsidiaries. Each of Gulf West and its Subsidiaries own or are licensed or otherwise have the right to use any items listed in Section 4.21 of the Gulf West Disclosure Letter and neither Gulf West nor any of its Subsidiaries is infringing on the patent, trademark or copyright of any other person.

         SECTION 4.22 Environmental Compliance. Except as set forth in Section
4.22 of the Gulf West Disclosure Letter:

         (a) To the Knowledge of Gulf West each of Gulf West and Mercantile, and any property owned or operated by either of them are in compliance in all material respects with all applicable Environmental Laws (as defined in Section 10.15(b)) and has obtained and is in compliance with all material Permits required under any Environmental Law. To the knowledge of Gulf West, there is no past or present event, condition or circumstance that could reasonably be expected to (1) interfere with the conduct of the business of Gulf West and Mercantile in the manner now conducted relating to such entity's compliance with Environmental Laws, (2) constitute a violation of any Environmental Law which in either event is reasonably likely to have a Material Adverse Effect upon Gulf West and Mercantile;

         (b) To the Knowledge of Gulf West, neither Gulf West nor any of its Subsidiaries currently lease, operate, own, or exercise managerial functions at, nor has any of them formerly leased, operated, owned, or exercised managerial functions at, any facility or real property that, to their Knowledge, is the subject of any actual, threatened or potential Proceeding under any Environmental Law;

         (c) To the knowledge of Gulf West, Gulf West has not received notice of any Proceeding pending or, threatened against Gulf West and Mercantile under any Environmental Law or relating to the release, threatened release, management, treatment, storage, or disposal of, or exposure to Polluting Substances defined in Section 10,15(a), seeking to impose, or that could result in the imposition on Gulf West of any material liability under any Environmental Laws, and neither Gulf West nor any of its Subsidiaries has received any notice (whether from any regulatory body or private person) of any claim under or violation of, or potential or threatened violation of, any Environmental Law;

         (d) To the Knowledge of Gulf West, Gulf West has not received notice of any action or Proceeding pending or, threatened under any Environmental Law involving the release or threat of release of any Polluting Substances at or on any property where Polluting Substances generated by Gulf West and Mercantile have been disposed, treated or stored seeking to impose, or that could result in the imposition on Gulf West and Mercantile of any material liability under any Environmental Laws;

         (e) Neither Gulf West nor any of its Subsidiaries has generated any Polluting Substances for which any of them was required under an Environmental Law to execute any waste disposal manifest or receipt;

         (f) To the Knowledge of Gulf West and Mercantile, there has been no release of Polluting Substances in or on any Gulf West Property (as defined below) in violation of any Environmental Laws or which would require remediation or any report or notification (other than routine, non-incident specific, annual reporting under applicable Environmental Laws) to any governmental or regulatory authority;

         (g) To the Knowledge of Gulf West and Mercantile, there are no underground or above ground storage tanks on or under any Gulf West Property which are not in compliance with Environmental Laws and any Gulf West Property previously containing such tanks has been in compliance with all Environmental Laws;

         (h) To the Knowledge of Gulf West, there is no asbestos containing material on any Current Controlled Gulf West Property (as defined below) or any Gulf West Collateral Property (as defined below); and

         (i) Mercantile has fully complied in all material respects with the guidelines issued by the FDIC on February 25, 1993, and the rules and regulations of any other governmental authority with jurisdiction over Mercantile, that direct banks to implement programs to reduce the potential for banks to incur liability under, or to assess the compliance of borrowers or Gulf West Collateral Property with, Environmental Laws.

         (j) For purposes of this Section 4.22, "Gulf West Property" includes
(1) any real property which Gulf West or Mercantile currently or in the past have leased, operated or owned or managed in any manner including without limitation any property acquired by foreclosure or deed in lieu thereof (respectively, "Current Controlled Gulf West Property" and "Former Controlled Gulf West Property," and collectively "Gulf West Controlled Property") and (2) property now held as security for a loan or other indebtedness to Gulf West or Mercantile or property currently proposed as security for loans or other credit Gulf West or Mercantile is currently evaluating whether to extend or has committed to extend a loan ("Gulf West Collateral Property").

         SECTION 4.23 Regulatory Actions. Except as set forth in Section 4.23 of the Gulf West Disclosure Letter, there are no actions or proceedings pending or, to the Knowledge of Gulf West, threatened against Gulf West or its Subsidiaries by or before any agency or department of any federal, state or local government or regulatory authorities, including the FRB, the FDIC or the Department asserting that Gulf West or any of its Subsidiaries is not in compliance with any of the statutes, rules, or regulations which such agency or authority enforces. Except as set forth in Section 4.23 of the Gulf West Disclosure Letter, neither Gulf West nor any of its Subsidiaries are subject to a formal or informal agreement, memorandum of understanding, enforcement action with or in receipt of any type of financial assistance by any regulatory authority having jurisdiction over such entity. Neither Gulf West nor any of its Subsidiaries has taken or agreed to take any action which would materially impede or delay receipt of any regulatory approval required in order to consummate the transactions contemplated hereby. Except as set forth in Section
4.23 of the Gulf West Disclosure Letter, neither Gulf West nor any Subsidiary has received or been made aware of any complaints or inquiries under the Community Reinvestment Act, the Fair Housing Act, the Equal Credit Opportunity Act or any other state or federal anti-discrimination fair lending law and, Gulf West is not aware of any such complaint or inquiry.

         SECTION 4.24 Title to Properties; Encumbrances. Except as set forth in
Section 4.24 of the Gulf West Disclosure Letter, Gulf West and each of its Subsidiaries have good and marketable title to, or an adequate leasehold interest in, all its material properties and assets, real and personal (including, without limitation, all the properties and assets reflected in the Gulf West Financial Statements, except for those properties and assets disposed of for fair market value in the ordinary course of business and consistent with prudent banking practice since the date of the Gulf West Financial Statements), free and clear of all mortgages, liens, pledges, charges and other encumbrances other than those (i) for current property taxes not yet due and payable or being contested in good faith, (ii) pledges to secure deposits, or (iii) imperfections of title and encumbrances as do not materially interfere with the present use of such property or asset. Any real property or other material assets of Gulf West or its Subsidiaries held under lease are held under valid leases enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar laws, now or hereafter in effect, affecting creditors' rights generally, and the general principles governing specific performance, injunctive relief, and other equitable remedies). Except as set forth in Section 4.24 of the Gulf West Disclosure Letter, Gulf West and its Subsidiaries have a title policy in full force and effect from a title insurance company which, to the best of Gulf West Knowledge, is solvent, insuring good and marketable title to all real property owned by Gulf West or any of its Subsidiaries (other than real property held as "Other Real Estate Owned" acquired through foreclosure) in favor of Gulf West or the respective Subsidiary as the case may be. Gulf West has made available to the Bank all of the files and information in the possession of Gulf West and its Subsidiaries concerning such properties, including any title exceptions which might affect marketable title or value of such property. Except as set forth in Section 4.24 of the Gulf West Disclosure Letter, Gulf West and each of its Subsidiaries own all furniture, equipment, art and other property used to transact its respective business as presently located on the respective premises.

         SECTION 4.25 Registration Statement. None of the information supplied or to be supplied by Gulf West, its Subsidiaries, or, to the Knowledge of Gulf West, any of their respective directors, officers, employees, agents, or Affiliate thereof, for inclusion in the Registration Statement to be filed by Gulf West with the SEC, the Proxy Statement, or any other document to be filed with any regulatory or governmental agency or authority in connection with the transactions contemplated hereby will, in the case of the Proxy Statement, when it is first mailed to the shareholders of the Bank contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration

Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting of the Bank, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting.

All documents that Gulf West and Mercantile are responsible for filing with any regulatory or governmental agency in connection with the Merger will comply in all material respects with the provisions of applicable law.

         SECTION 4.26 Availability of Gulf West Common Stock. As of the date of this Agreement and until the earlier of the Effective Time or termination of the Agreement, Gulf West has and shall continue to have available and shall reserve for issuance a sufficient number of authorized and unissued shares of Gulf West Common Stock to pay the Merger Consideration set forth in Section 1.6 of this Agreement, and Gulf West will not take any action during the term of this Agreement that will cause it not to have a sufficient number of authorized and unissued shares of Gulf West Common Stock to pay such consideration upon consummation of the Merger.

         SECTION 4.27 Ownership of the Bank Common Stock. Neither Gulf West, nor its Subsidiaries, beneficially own for their own account any shares of the Bank Common Stock.

         SECTION 4.28 Representations Not Misleading. No representation or warranty by Gulf West and Mercantile in this Agreement, nor any information or item required to be furnished to the Bank by Gulf West and Mercantile under and pursuant to, this Agreement including but not limited to the Gulf West Disclosure Letter, intentionally contains or intentionally will contain any untrue statement of a material fact or intentionally omits to state a material fact necessary to make the statements contained herein or therein not misleading. Gulf West and Mercantile do not make and hereby expressly disclaim any representations or warranties to Bank with respect to any projections or budgets heretofore delivered to or made available to Bank regarding the future revenues, expenses, or expenditures or future results of operations of Gulf West or Mercantile.

                                   ARTICLE V.

                      CONDUCT OF BUSINESS PENDING CLOSING

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



         SECTION 5.1 Affirmative Covenants of the Bank. During the period of time from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Bank shall, except as specifically contemplated by this Agreement or unless the prior written consent of Gulf West is obtained to vary therefrom:

         (a) operate and conduct the business of the Bank in the ordinary course of business and consistent with prudent banking practices;

         (b) use its reasonable best efforts to preserve intact the Bank's business organization, assets, licenses, permits, authorizations, and business opportunities;

         (c) comply with all material contractual obligations applicable to the Bank's operations;

         (d) use its reasonable best efforts to maintain all the Bank's properties in good repair, order and condition, reasonable wear and tear excepted, and maintain the insurance coverages described in Section 5.1(d) of the Bank Disclosure Letter (which shall list all Property insured by such coverages) or obtain comparable insurance coverages from reputable insurers which, in respect to amounts, types and risks insured, are adequate for the business conducted by the Bank and, to the extent available at comparable costs, consistent with the existing insurance coverages;

         (e) in good faith and in a timely manner use its reasonable best efforts to (i) cooperate with Gulf West and Mercantile in satisfying the conditions in this Agreement, (ii) assist Gulf West and Mercantile in obtaining as promptly as possible all consents, approvals, authorizations and rulings, whether regulatory, corporate or otherwise, as are necessary for Gulf West and Mercantile and the Bank (or any of them) to carry out and consummate the transactions contemplated by this Agreement, including all consents, approvals and authorizations required by any agreement or understanding existing at the Closing between the Bank and any governmental agency or other third party,
(iii) furnish information concerning the Bank not previously provided to Gulf West required for inclusion in any filings or applications that may be necessary in that regard and (iv) perform all acts and execute and deliver all documents necessary to be performed, executed or delivered by the Bank to cause the transactions contemplated by this Agreement to be consummated at the earliest practicable date;

         (f) comply in all material respects with all applicable material laws and regulations;

         (g) promptly notify Gulf West upon obtaining Knowledge of any material default, event of default or condition with which the passage of time or giving of notice would constitute a default or an

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



event of default under the Bank Loan Documents and promptly notify and provide copies to Gulf West of any material written communications concerning such Bank Loan Documents;

         (h) promptly give written notice to Gulf West upon obtaining Knowledge of any event or fact that would cause any of the representations or warranties of the Bank contained in or referred to in this Agreement to be untrue or misleading in any material respect;

         (i) deliver to Gulf West a list (Section 5.1(i) of the Bank Disclosure Letter), dated as of the Closing, showing (i) the name of each bank or institution where the Bank has accounts or safe deposit boxes, (ii) the name(s) in which such accounts or boxes are held and (iii) the name of each person authorized to draw thereon or have access thereto;

         (j) deliver to Gulf West a list (Section 5.1(j) of the Bank Disclosure Letter), dated as of the Closing, showing all liabilities and obligations of the Bank incurred since the Balance Sheet Date (except those arising in the ordinary course of its business), certified by an officer of Bank;

         (k) promptly notify Gulf West of any material change or inaccuracies in any data furnished in the Bank's Disclosure Letter or requested in writing by Gulf West or Mercantile and made available to them by the Bank after the date of this Agreement; and

         (l) promptly following their availability, the Bank will provide Gulf West with the unaudited balance sheet and statements of income of the Bank as of the end of each month hereafter, prepared on a basis consistent with prior periods.

         SECTION 5.2 Negative Covenants of the Bank. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, except as described in Section 5.2 of the Bank Disclosure Letter or as otherwise specifically permitted by this Agreement, the Bank will not without the prior written consent of Gulf West:

         (a) except as contemplated by this Agreement, amend its articles of incorporation or association or bylaws;

         (b) except as required by GAAP, applicable law or regulation, make any or acquiesce with any change in any accounting method, principle or practice used in preparing the Bank Financial Statements or in keeping the Bank's books;

         (c) make any change in the number of shares of the capital stock issued and outstanding, or issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or

Rights of any kind relating to the issuance or sale of or conversion into shares of its capital stock;

         (d) contract to create any obligation or liability (absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with prudent banking practices (it being understood and agreed that the incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, advances from Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements, and letters of credit);

         (e) contract to create any mortgage, pledge, lien, security interest or encumbrances, restrictions, or charge of any kind which attaches to any of the Bank's Current Controlled Property (other than statutory liens for which the obligations secured thereby shall not become delinquent), except in the ordinary course of business and consistent with prudent banking practices;

         (f) cancel any debts, waive any claims or rights of value or sell, transfer, or otherwise dispose of any of its material properties or assets, except in the ordinary course of business and consistent with prudent banking practices;

         (g) sell any real estate owned as of the date of this Agreement or acquired thereafter, which real estate qualifies as "other real estate owned" under accounting principles applicable to it, except in the ordinary course of business and consistent with prudent banking practices and applicable banking laws and regulations;

         (h) dispose of or permit to lapse any rights to the use of any material registered trademark, service mark, trade name or copyright, or dispose of or disclose to any person other than its employees any material trade secret not theretofore a matter of public knowledge;

         (i) except as set forth in Section 3.10 of the Bank Disclosure Letter and except for regular salary increases granted in the ordinary course of business within the Bank's 1997 budget approved by the Bank's Board of Directors in March 1997 and consistent with prior practices, or required by applicable law; grant any increase in compensation or pay or agree to pay or accrue any bonus, percentage compensation, service award, severance payment or like benefit to or for the credit of any director, officer, employee or other person (other than pursuant to policies, contracts, agreements, or other arrangements in effect on the date of this Agreement and disclosed in Section
5.2 of the Bank Disclosure Letter); or enter into any employment, consulting or severance agreement or other agreement with any director, officer or employee, or adopt, amend or terminate any Employee Benefit Plan or change or modify the period of vesting or retirement age for any participant of such a plan other than any such change required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of such plan;

         (j) directly or indirectly declare, set aside or pay any dividend or make any distribution or payment in respect of shares of its capital stock or redeem, purchase or otherwise acquire, or arrange for the redemption, purchase or acquisition of, any shares of its capital stock or other of its securities except pursuant to the Merger;

         (k) except for purchases of United States Treasury securities or United States Government agency securities, or in connection with a settlement of indebtedness, foreclosure, the exercise of creditors' remedies or in a fiduciary capacity, make any investment in or acquire the capital stock of or other equity securities in any person;

         (l) make any capital expenditure or a series of capital expenditures of a similar nature relating to one capital project in excess of $25,000;

         (m) make any income tax or franchise tax election or settle or compromise any federal, state, local or foreign income tax or franchise tax liability, or, except in the ordinary course of business consistent with prudent banking practices, make any other tax election or settle or compromise any other federal, state, local or foreign tax liability;

         (n) except for negotiations and discussions between the Parties hereto relating to the transactions contemplated by this Agreement or as otherwise permitted hereunder, enter into any transaction, or enter into, modify or amend any contract or commitment outstanding or new loan, or acquire any loan participation other than in the ordinary course of business and consistent with prudent banking practices;

         (o) except as contemplated by this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization or business combination of the Bank;

         (p) issue any certificates of deposit except in the ordinary course of business and in accordance with prudent banking practices;

         (q) modify, amend, waive or extend either the Bank Loan Documents or any rights under such agreements;

         (r) sell or contract to sell the Bank premises or any part thereof;

         (s) change any fiscal year or the length thereof;

         (t) prepay in whole or in part the Bank Indebtedness; or

         (u) except as permitted by Section 6.6, enter into any agreement, understanding or commitment, written or oral, with any other person which is in any manner inconsistent with the obligations of the Bank and its directors under this Agreement or any related written agreement. Nothing contained in this Section 5.2 or in Section 5.1 is intended to influence the general management or overall operations of the Bank in a manner not permitted by applicable law and the provisions thereof shall automatically be reduced in compliance therewith.

         SECTION 5.3. Covenants of Gulf West. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement,

         (a) Gulf West covenants and agrees that it will:

                  (i) conduct its business and the business of its Subsidiaries in accordance with prudent practices;

                  (ii) take no action which would (A) materially adversely affect the ability of any Party to this Agreement to obtain any approvals or consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 7.1(a) of this Agreement, or (B) materially adversely affect the ability of any Party to this Agreement to perform its covenants and agreements under this Agreement; provided that the foregoing shall not prevent Gulf West or any of its Subsidiaries from discontinuing or disposing of any of its properties, assets, or business if such action is, in the judgment of Gulf West, desirable in the conduct of the business of Gulf West and its Subsidiaries;

                  (iii) promptly notify the Bank of any material change or inaccuracy in any data previously given or made available to the Bank pursuant to this Agreement; and

                  (iv) promptly give written notice to the Bank upon obtaining Knowledge of any event or fact that would cause any of the representations or warranties of Gulf West contained in or referred to in this Agreement to be untrue or misleading in any material respect.

         (b) Gulf West further covenants and agrees that it will not without the Bank's written consent (which consent shall not be unreasonably withheld):

                  (i) amend the articles of incorporation or bylaws of Gulf West, in each case in any manner adverse to the holders of the Bank Common Stock; or

                  (ii) issue any new Rights or new shares of its capital stock except as may be required in connection with the exercise of Rights outstanding as of the date hereof or in connection with issuances of stock to its employees pursuant to its employee stock purchase plan.

                                  ARTICLE VI.

                             ADDITIONAL AGREEMENTS

         SECTION 6.1 Access To, and Information Concerning, Properties and Records.

         (a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, each Party shall afford the other, upon reasonable notice and to the extent permitted by law, and each other's legal counsel, accountants and other representatives reasonable access, during normal business hours, to all of its (and its Subsidiaries') properties, books, contracts, commitments and records, permit such Party to make such inspections (including without limitation, physical inspection of the surface and subsurface of any property thereof and any structure thereon) as they may require and furnish to such Party during such period all such information concerning its affairs as such Party may reasonably request. All information disclosed by either Party to the other which is confidential and which is not in the public domain shall be held confidential by the receiving Party and its representatives, except to the extent counsel to the receiving Party has advised it such information is required to or should be disclosed in filings with regulatory agencies or governmental authorities or in proxy materials delivered to shareholders of the receiving Party. In the event this Agreement is terminated for any reason, each Party hereto agrees to return to the receiving Party all copies of such confidential information, and this Section
6.1 shall survive such termination.

         (b) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, Gulf West shall give to the Bank promptly following their availability, the unaudited quarterly consolidated balance sheet and statement of income of Gulf West and its Subsidiaries, as of the end of each quarter hereafter, prepared on a basis consistent with prior periods.

         SECTION 6.2 Filings with Regulatory Agencies. Each Party and their respective Subsidiaries, if any, shall file all notices, applications and reports ("Filings") required to be filed by each of them with the FDIC, the FRB, the OCC, the Department, and the SEC between the date of this Agreement and the Effective Time and shall deliver to the other Parties copies of all such Filings promptly after the same are filed. If financial statements are contained in any such Filings filed with the FDIC, the FRB, the OCC, the

Department, or the SEC, such financial statements shall fairly present the consolidated financial position of the entity filing such statements as of the dates indicated thereon and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal year-end adjustments or any other adjustments described therein which are not expected to be material in amount, and except for the absence of certain footnote information in the unaudited statements). As of their respective effective dates, such Filings filed pursuant to the securities laws will comply in all material respects with the applicable securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, not misleading (except to the extent that any such statement or omission therein has been corrected or otherwise disclosed or updated in a subsequent report filed by such Party with such governmental or regulatory agency or authority). Any financial statements contained in any other Filings to another governmental or regulatory agency or authority (or which are not filed pursuant to the securities laws) shall be prepared in accordance with the laws, rules, and regulations applicable to such Filings.

         SECTION 6.3 Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Agreement, Gulf West, Mercantile, and the Bank each agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date hereof, the transactions contemplated by this Agreement, provided that nothing herein shall preclude any Party from exercising its rights under this Agreement. Each Party shall use their respective reasonable best efforts to obtain or cause to be obtained consents of all third parties and governmental and regulatory authorities necessary or desirable for the consummation of the transactions contemplated herein.

         SECTION 6.4 Bank Indebtedness. Prior to the Effective Time, the Bank shall pay all regularly scheduled payments on all Bank Indebtedness and shall cooperate with Gulf West in taking such actions as are reasonably appropriate or necessary in connection with the redemption, prepayment, modification, satisfaction or elimination of any outstanding indebtedness of the Bank with respect to which a consent is required to be obtained to effectuate the Merger and the transactions contemplated by this Agreement and has not been so obtained.

         SECTION 6.5 Best Good Faith Efforts. All parties hereto agree that the parties will use their reasonable best good faith efforts to secure all regulatory approvals necessary to consummate the Merger and other transactions provided herein and to satisfy the other conditions to Closing contained herein.

         SECTION 6.6 Acquisition Proposals. The Bank will not, and will use its best efforts to cause its directors, officers, financial advisors, legal counsel, accountants and other agents and representatives (for purposes of this Section 6.6 only, being referred to as "affiliates") not to, directly or indirectly, initiate, solicit or encourage, or take any other action to facilitate any inquiries or the making of any proposal with respect to, engage or participate in negotiations concerning, provide any nonpublic information or data to or have any discussions with any person other than a Party hereto or their affiliates relating to any acquisition, tender offer (including a self-tender offer), exchange offer, merger, consolidation, acquisition of beneficial ownership of or the right to vote securities of such entity or any of its subsidiaries, dissolution, business combination, purchase of all or any significant portion of the assets or any division of, or any equity interest in, such entity or any Subsidiary, or similar transaction other than the Merger (such proposals, announcements, or transactions being referred to as "Acquisition Proposals"). Notwithstanding the preceding sentence, to the extent its Board of Directors determines it is required to do so in the exercise of its fiduciary duties to the Bank's shareholders under applicable law as so advised in writing by independent counsel, the Bank, and its affiliates, may engage and participate in negotiations concerning, provide nonpublic information or data to and have discussions with any person or their affiliates relating to an Acquisition Proposal. The Bank will promptly notify Gulf West orally and in writing if any such Acquisition Proposal (including the terms thereof and identify of the persons making such proposal) is received and furnish to Gulf West a copy of any written proposal.

         SECTION 6.7 Public Announcement. Prior to the Effective Time, subject to written advice of counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the proposal contained herein will occur upon, and be determined by, the mutual consent of the Bank and Gulf West.

         SECTION 6.8 Employees and Employee Benefit Plans. All employees of the Bank at the Effective Time shall become employees at will of the Surviving Corporation. Gulf West presently intends that, after the Merger, neither Gulf West, nor the Surviving Corporation will make additional contributions to the employee benefit plans sponsored by the Bank immediately prior to the Merger.

         Gulf West agrees that the employees of the Bank will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Gulf West and its affiliates, in accordance with the respective terms of such plans and programs, and Gulf West shall take all actions necessary or appropriate to facilitate coverage of the Bank's employees in such plans and programs from and after the Effective Time, as follows:

         (i) Employee Welfare Benefit Plans and Programs: Each employee of the Bank will be entitled to credit for prior service with the Bank for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (other than those described in subparagraph (ii) below and any stock option plans) sponsored by Gulf West to the extent the Bank sponsored a similar type of plan which the Bank employee participated in immediately prior to the Effective Time. Any preexisting condition exclusion applicable to such plans and programs shall be waived with respect to any Bank employee. For purposes of determining each Bank employee's benefit for the year in which the Merger occurs under the Gulf West vacation program, any vacation taken by a Bank employee immediately preceding the Effective Time for the year in which the Merger occurs will be deducted from the total Gulf West vacation benefit available to such Bank employee for such year. Gulf West agrees that for purposes of determining the number of vacation days available with respect to each Bank employee for the year in which the Merger occurs, that the number of vacation days for such year shall be determined under the Bank vacation policy in effect as of January 1, 1997. Unused sick leave and vacation leave accrued by employees of the Bank as of the Effective Time will be recognized by Gulf West to the extent it is used in the fiscal year of Gulf West in which the Effective Time occurs. Gulf West further agrees to credit each Bank employee for the year during which such coverage under the Gulf West welfare benefit plan begins, with any deductibles already incurred during such year under the Bank's group health plan.

         (ii) Employee Pension Benefit Plans: Each Bank employee shall be entitled to credit for past service with the Bank for the purpose of satisfying any eligibility or vesting periods applicable to the Gulf West employee pension benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, the Gulf West 401(k) Plan).

         On or before, but effective as of, the Effective Time, the Bank may take such actions as may be necessary to cause each individual employed by the Bank immediately prior to the Effective Time to have a fully vested and non-forfeitable interest in such employee's account balance under the 401(k) plan sponsored by the Bank as of the Effective Time.

         SECTION 6.9 Environmental Investigation; Right to Terminate Agreement.

         (a) Gulf West and its consultants, agents and representatives, shall have the right to the same extent that the Bank has such right, but not the obligation or responsibility, to inspect any Property, including, without limitation, for the purpose of conducting asbestos surveys and sampling, and other environmental assessments and investigations ("Environmental Inspections"). Gulf West' right to conduct Environmental Inspections shall include the right to sample and analyze air, sediment, soil and groundwater of any Property to the same extent that the Bank has such right. Gulf West may conduct such Environmental Inspections at any time but shall complete such inspections on or prior to the 35th day after the date hereof.

         (b) The Bank shall give to Gulf West written notice of any Property acquired, leased, managed or controlled by the Bank or in which the Bank acquires a security interest between the date hereof and the Closing ("Interim Acquisition"). Such written notice shall be given to Gulf West within 5 business days of the date of an Interim Acquisition. Gulf West may elect to conduct an Environmental Inspection of any such Property which is the subject of an Interim Acquisition and the time periods set forth in this Section 6.9 for the performance of Environmental Inspections, secondary investigations (hereinafter defined) and for Gulf West' giving of notice to the Bank of non-acceptability and need for remediation (as set forth below) shall commence on the date written notice of the respective Interim Acquisition is received by Gulf West; provided however, Gulf West shall in all events notify the Bank of any Property which is unacceptable and requires remediation on or before the 77th day after the date hereof.

         (c) Gulf West shall notify the Bank prior to any physical inspections of Property, and the Bank may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation ("secondary investigation") including, without limitation, test borings, soil, water and other sampling is deemed desirable by Gulf West, Gulf West shall notify the Bank of the Properties on which it intends to conduct a secondary investigation on or prior to the 42nd day after the date hereof. Gulf West shall notify the Bank of any Properties that, in the sole discretion of Gulf West, are not acceptable and require remediation on or prior to the 77th day after the date hereof.

         (d) Gulf West agrees to indemnify and hold harmless the Bank and occupants of such property for any claims for damage to property or injury or death to person in connection with the Environmental Inspections or secondary investigations conducted by it or its agents, which damage or injury is directly or indirectly attributable to the acts or omissions of it or its agents or employees. Gulf West shall have no liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If this Agreement is terminated, then except as otherwise required by law, Gulf West shall have no obligation to make any reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey, but such reporting shall remain the responsibility of and within the discretion of the Bank, as the case may be. Gulf West shall have no liability to the Bank for making any report of such results to any governmental authority. The Bank shall be furnished with a copy of any such report or results of any environmental study if it so requests.

         (e) Gulf West shall have the right to terminate this Agreement in the following circumstances, if such circumstance, together with any other circumstances set forth below and any breach or inaccuracy of any representation or warranty of the Bank contained in Article III, would have a Material Adverse Effect or would in the future have a Material Adverse Effect if the reasonably expected potential adverse effects indicated thereby were to occur or exceeds the specified monetary limits set forth therein:

             (i) the factual substance of any representation or warranty set forth in Section 3.23 is not true and accurate in all material respects irrespective of the Knowledge or lack of Knowledge of the Bank;

             (ii) the results of such Environmental Inspection, secondary investigation or other environmental survey are disapproved by Gulf West because the Environmental Inspection, secondary investigation or other environmental survey identifies violations or reasonably expected potential violations of Environmental Laws;

             (iii) if the Environmental Inspection, secondary investigation or other environmental survey identifies any past or present event, condition or circumstance that, based on the estimates of the environmental professionals referred to in this Section 6.9, may require expenditures by the Bank or increases in reserves, in connection with (1) remediation or monitoring of any Controlled Property, (2) preparing and obtaining approval by the appropriate environmental regulatory authority of remediation plans with respect to Controlled Properties, or (3) obtaining remediation estimates in connection with Collateral Properties which in the aggregate when taken together with all other expenditures for environmental matters exceed $100,000.00;

             (iv) the presence of any underground or above ground storage tank in, on or under any Property (1) which has not been registered or which has not fully qualified for and met all conditions necessary to be entitled to applicable governmental remediation funds in the event a release of Polluting Substances were to occur from any such tank, (2) from which a release of any Polluting Substances has occurred or (3) which otherwise is in violation in any material respect of an Environmental Law;

              (v) the presence of any asbestos containing material in, on or under any Controlled Property, the removal or monitoring of which would constitute a Material Adverse Effect or which, based on the estimates of the environmental professionals referred to in this Section 6.9, may require expenditures by the Bank or increases in reserves that when added to all other expenditures for environmental matters exceed $100,000.00;

             (vi) Gulf West is not permitted to conduct an Environmental Inspection or secondary investigation of any Property within the time frame and in the manner provided in Section 6.9; or

             (vii) if for any Property identified by Gulf West as unacceptable and requiring remediation the Bank does not deliver to Gulf West written evidence acceptable to Gulf West that the Bank has developed a remediation plan approved by the applicable environmental regulatory authority which is acceptable to Gulf West.

                    Gulf West and the Bank agree that the Bank's willful failure to comply with (vii) above shall be conclusively deemed to cause a Material Adverse Effect.

         (f) The Bank agrees to make available to Gulf West and its consultants, agents and representatives all documents and other material relating to environmental conditions of the Property including, without limitation, the results of other environmental inspections and surveys. The Bank also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Gulf West and shall be entitled to certify the same in favor of Gulf West and its consultants, agents and representatives and make all other data available to Gulf West and its consultants, agents and representatives; provided that the Bank is given notice of, and the right to participate in, such discussions, and provided further that any such certification or additional data shall be obtained at the sole cost of Gulf West. At the written request of the Bank, Gulf West agrees to provide the Bank with a copy of all environmental reports prepared by its consultants as a result of the Environmental Inspections.

         SECTION 6.10 Florida Takeover Law. The Bank hereby agrees that it has or will take all action necessary so that the provisions of Florida Statutes
Section 607.0902 shall not apply to any acquisition of the Bank Common Stock made in connection with the Merger or the transactions contemplated thereby, including the acquisition of any proxies by Gulf West from any shareholders of the Bank.

         SECTION 6.11 Exchange Agent Agreement. Immediately prior to the Effective Time, the Bank, Gulf West and Mercantile agree to enter into, and Gulf West agrees to cause the Exchange Agent to enter into, the Exchange Agent Agreement with the Exchange Agent, or if the Exchange Agent refuses to serve as exchange agent, such other exchange agent as shall be mutually agreed to by the Bank and Gulf West.

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         SECTION 6.12 Bank's Designees.

         (a) Immediately following or at the Effective Time, Gulf West shall cause two (2) vacancies to be created on the Board of Directors of Gulf West (by increasing the number of members of the Board of Directors or otherwise) and shall, with respect to such vacancies, thereafter immediately cause two (2) persons designated by the Bank to be elected to its Board of Directors. Each designee of the Bank shall serve until his successor is duly elected and qualified.

         (b) Immediately following or at the Effective Time, Mercantile shall cause three (3) vacancies to be created on the Board of Directors of Mercantile (by increasing the number of members of the Board of Directors or otherwise) and shall, with respect to such vacancies, thereafter immediately cause three
(3) persons designated by the Bank to be elected to its Board of Directors. Each designee of the Bank shall serve until his successor is duly elected and qualified.

         SECTION 6.13 Indemnification and Insurance.

             (a) Gulf West shall, and shall cause the Surviving Corporation (and its successors and assigns) to, indemnify, defend, and hold harmless each person who is now, or has at anytime prior to the date hereof, or who becomes prior to the Effective Time, an officer, director, or employee of the Bank (each, an "Indemnified Party"), after the Effective Time against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of or pertaining to any action or omission occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent then permitted under Florida law and by the articles of incorporation and bylaws of the Bank as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit. Gulf West shall, and shall cause the Surviving Corporation, to apply such rights of indemnification in good faith and to the fullest extent permitted by applicable law.

             (b) Incident to any information furnished or disclosed by Gulf West or any Subsidiary of Gulf West in connection with the Registration Statement and Proxy Statement, and subject to applicable law, Gulf West shall indemnify, defend, and hold harmless the indemnified parties against all costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of or under the federal securities laws or any state securities or blue sky laws based in whole or in part on (i) any untrue statement or alleged untrue statement of a material fact contained in such documents (including any amendment or supplement to such document), (ii) any omission or alleged omission to state in such documents a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by Gulf West or any Subsidiary of Gulf West of the federal securities laws or the state securities or blue sky laws in connection with such documents; provided, however, that neither Gulf West nor any of its Subsidiaries will be liable in any case to the extent that any such claim, action, suite, proceeding, or investigation is based on any untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement and Proxy Statement and any amendment thereto in reliance on and in conformity with information furnished in writing to Gulf West or its Subsidiaries by the Bank or any Indemnified Party specifically for use therein.

                  (c) Prior to Closing, the Bank may purchase extended coverage for a period of three years under the current directors' and officers' liability insurance maintained by the Bank with respect to matters occurring prior to the Effective Time, provided that the cost thereof does not exceed $20,000.

                  (d) The provisions of this Section 6.13 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and shall survive the consummation of the Merger and be binding on all successors and assigns of Gulf West and the Surviving Corporation.

         SECTION 6.14 No Acquisition Transactions. Other than acquisitions which may be mutually agreed to by the Parties, no Party shall, or shall permit any of its Subsidiaries to acquire or agree to acquire, by merger or consolidation with or by purchase of a substantial equity interest in or a substantial portion of the assets of or by any other manner any business or any corporation, partnership, association, or other business organization or division thereof or otherwise acquire or agree to acquire any assets in each case which are material, individually or in the aggregate, to such Party and its Subsidiaries taken as a whole; provided, however, that the foregoing shall not prohibit (i) internal reorganizations, consolidations, or dissolutions involving only existing Subsidiaries, and (ii) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business.

         SECTION 6.15 Standstill. Except as contemplated by this Agreement, for a period of three years after the date hereof, Gulf West will not (and will ensure that its Subsidiaries and Affiliates will not), without the prior written approval of the Board of Directors of the Bank or any committee thereof, (i) purchase or otherwise acquire, or enter into any agreement to purchase or otherwise acquire, any equity securities of the Bank, any warrants or options to purchase such equity securities, any securities convertible into such equity securities, or any other rights to acquire such equity securities; (ii) make or in any way participate directly or indirectly in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC), to vote any equity securities of the Bank (unless any third Party shall then be engaged in such a solicitation and such solicitation relates to a contest for control of the Bank and except that this clause (ii) shall not apply to solicitations made by the Bank); or
(iii) make any public request to waive any provision of this Section 6.15 or to permit any action prohibited by this Section 6.15 to be taken.

         SECTION 6.16 Shareholder Representation Agreements. The Bank shall use its best efforts to obtain from holders of the Bank's capital stock who will receive 50% or more of the shares of Gulf West Common Stock to be received as Merger Consideration, a representation that they have no plan or intention to sell or otherwise dispose of 50% or more of the shares of Gulf West Common Stock to be received as Merger Consideration pursuant to the Merger.

                                  ARTICLE VII.

                    CONDITIONS TO CONSUMMATION OF THE MERGER

         SECTION 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver of the following conditions prior to the Effective Time:

         (a) All consents and approvals of, filings and registrations with, and notifications to, all governmental or regulatory authorities and agencies, required for consummation of the Merger, shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. No consent or approval from any governmental or regulatory authority or agency shall have imposed any condition or requirement which in the reasonable judgment of either Party would so adversely impact the economic or business benefits of the transactions contemplated by this Agreement or otherwise would in the judgment of either Party be so burdensome as to render inadvisable the consummation of the Merger;

         (b) The Merger will not violate any injunction, order or decree of any court or governmental body having competent jurisdiction and no law or order shall have been enacted which prohibits the Merger;

         (c) The shareholders of the Bank shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by law.

         (d) The Registration Statement shall have been declared effective under the Securities Act and all necessary approvals or permits under applicable state securities or "blue sky" laws relating to the issuance of the Gulf West Common Stock to be issued in the Merger shall have been obtained, and no stop order suspending the effectiveness of such Registration Statement shall be in effect and no Proceedings for such purpose, or any Proceedings under the SEC or applicable state securities authorities rules with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any applicable state securities or blue sky authorities; and

         (e) Each Party shall have received an opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., in form and substance reasonably satisfactory to such Parties, dated as of the Effective Time, that the Merger will qualify as a reorganization under Section 368(a) of the Code and that accordingly: (i) no gain or loss will be recognized by the Parties or any affiliate thereof as a result of the Merger; (ii) no gain or loss will be recognized by the shareholders of the Bank who exchange their Bank Common Stock solely for Gulf West Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Gulf West Common Stock); and (iii) the tax basis of the Gulf West Common Stock received by shareholders who exchange all of their Bank Common Stock solely for Gulf West Common Stock in the Merger will be the same as the tax basis of the Bank Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received). In rendering such opinion, Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. may require and rely upon representations contained in certificates of officers of Gulf West and others.

         SECTION 7.2 Conditions to the Obligations of Gulf West and Mercantile to Effect the Merger.

         The obligations of Gulf West and Mercantile to effect the Merger are subject to the satisfaction by the Bank or waiver by Gulf West of the following conditions prior to the Effective Time:

         (a) all representations and warranties of the Bank qualified as to materiality shall be true and correct in all respects and those representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and, in either case without taking into account any supplement to the Bank's Disclosure Letter after the date hereof, provided pursuant to Article III hereof, at and as of the Closing, with the same force and effect as though made on and as of the Closing (except to the extent such representations and warranties are by their express provisions made as of a specified date and except to the extent that such representation and warranty has been made untrue by reason of an event or circumstance which Gulf West has expressly consented in writing pursuant to the provision of Article V hereof), and any representation qualified by Knowledge must be true and correct without regard to such qualification;

         (b) the Bank shall have performed in all material respects all obligations and agreements and in all material respects complied with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to the Effective Time;

         (c) the directors and executive officers of the Bank shall have delivered to Gulf West a release dated the Effective Time in substantially the form of Exhibit F and each of the Director's of the Bank shall have delivered to Gulf West their resignations as a director of the Bank;

         (d) Gulf West shall have received the opinion of counsel to the Bank acceptable to it as to the matters set forth on Exhibit D attached hereto;

         (e) the holders of no more than 5% of the Shares shall have demanded or be entitled to demand payment of the fair value of their shares as Dissenting Shareholders;

         (f) At and as of the Closing, the sum of the Bank's Common Stock, Additional Paid In Capital, Surplus, Retained Earnings, and Undivided Profits determined in accordance with GAAP shall be equal to or greater than $8,500,000, excluding the effect of any transaction expenses paid in connection with the Merger as contemplated by Sections 6.13 and 10.1 hereof and the effects of any FASB 115 and FASB 107 adjustments.

         (g) at and as of the Closing, the loan loss reserve of the Bank shall be equal to or greater than 1.50% of the Bank's gross loans;

         (h) there shall be no Bank Indebtedness;

         (i) Gulf West shall have received from holders of the Bank's capital stock who will receive 50% or more of the shares of Gulf West Common Stock to be received as Merger Consideration, a representation that they have no plan or intention to sell or otherwise dispose of 50% or more of the shares of Gulf West Common Stock to be received as Merger Consideration pursuant to the Merger;

         (j) the Bank shall have delivered to Gulf West a schedule of all transactions in the capital stock (or instruments exercisable for or convertible into capital stock) of the Bank of which the Bank has Knowledge from and including the date of this Agreement through the Closing Date;

         (k) Gulf West shall have received the executed Affiliate Letters required by Section 1.8(b);

         (l) the Bank shall have taken such write-downs of assets on its books as are consistent with Gulf West' accounting methods for reserving for loan losses, as mutually agreed to by the parties; and

         (m) there shall not have occurred a Material Adverse Effect as to the Bank.

         (n) Gulf West shall have received certificates dated as of the Closing executed by the Chairman of the Board of the Bank, and the Secretary or Cashier of the Bank, certifying in such reasonable detail as Gulf West may reasonably request, to the effect described in Sections 7.2(a), (b), (c), (f), (g), (h),
(j) and (m).

         SECTION 7.3 Conditions to the Obligations of the Bank to Effect the Merger. The obligations of the Bank to effect the Merger are subject to the satisfaction by Gulf West or waiver by the Bank of the following conditions prior to the Effective Time:

         (a) all representations and warranties of Gulf West qualified as to materiality shall be true and correct in all respects, and those representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and, in either case without taking into account any supplement provided pursuant to Article IV hereof, at and as of the Closing, with the same force and effect as though made on and as of the Closing (except to the extent such representations and warranties are by their express provisions made as of a specific date and except to the extent that such representation and warranty has been made untrue by reason of an event or circumstance which the Bank has expressly consented to in writing pursuant to the provisions of Article V hereof), and any representation qualified by Knowledge must be true and correct without regard to such qualification;

         (b) Gulf West and Mercantile shall have performed in all material respects all obligations and agreements and in all material respects complied with all covenants and conditions contained in this Agreement to be performed or complied with by either of them prior to the Effective Time;

         (c) the Bank shall have received the opinion of counsel to Gulf West and Mercantile acceptable to it as to the matters set forth on Exhibit E attached hereto;

         (d) the Bank shall have received certificates dated the Closing, executed by the President and Chief Financial Officer of both Gulf West and Mercantile, respectively, certifying, in such detail as the Bank may reasonably request, to the effect described in Sections 7.3(a) and (b);

         (e) there shall not have occurred a Material Adverse Effect with respect to Gulf West; and

         (f) Gulf West shall have delivered to Exchange Agent the Merger Consideration.

                                 ARTICLE VIII.

                         TERMINATION; AMENDMENT; WAIVER

         SECTION 8.1 Termination. Prior to the Effective Time, this Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the shareholders of the Bank:

         (a) by mutual written consent duly authorized by the Boards of Directors of Gulf West and the Bank;

         (b) by Gulf West (i) if there is a breach or inaccuracy of any representation or warranty of the Bank contained in Article III which constitutes a Material Adverse Effect, and which breach or inaccuracy is not cured after thirty days written notice by Gulf West, (ii) if there shall have been a breach of Section 6.6, or (iii) pursuant to Section 6.9; or

         (c) by the Bank if there is an inaccuracy of any representation or warranty of Gulf West or Mercantile contained in Article IV which constitutes a Material Adverse Effect, and which breach or inaccuracy is not cured after thirty days written notice by the Bank; or

         (d) by either Gulf West or the Bank if the Effective Time shall not have occurred on or before April 30, 1998 or such later date agreed to in writing by Gulf West and the Bank; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose failure to fulfill any obligations under this Agreement has been the cause of, or resulted in the failure of the Merger to be consummated on or before such date; or

         (e) by Gulf West or the Bank if any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining, denying approval for or otherwise prohibiting the Merger and such order, decree, ruling, denial or other action shall have become final and nonappealable; or

         (f) by Gulf West if the Board of Directors of the Bank shall have withdrawn or modified in any manner its approval or recommendation of this Agreement or the Merger, or shall have resolved to do the same; provided, however, that Gulf West may not terminate this Agreement pursuant to this clause if, as a result of the Bank's receipt of an Acquisition Proposal from a third party, the Bank withdraws or modifies its approval or recommendation of this Agreement or the Merger but thereafter (and prior to termination of this Agreement by Gulf West) the Bank publicly reconfirms its recommendation of the transactions contemplated hereby and notifies Gulf West of such reconfirmation prior to termination of this Agreement by Gulf West pursuant to this clause; or

         (g) by the Bank if it shall receive any Acquisition Proposal after the date hereof from a third party or parties and the Board of Directors of the Bank shall have received a written opinion from independent legal counsel to the effect that, and the Board of Directors shall have determined in good faith in the exercise of its fiduciary duties that the Bank is required to accept such Acquisition Proposal; provided, however that the Bank may only terminate this Agreement pursuant to this clause if it simultaneously with such termination delivers to Gulf West the termination fee provided for in Section
8.5 hereof; or

         (h) by Gulf West in the event dissenters' rights are claimed, pursuant to applicable provisions of the national Bank Act, by persons owning in the aggregate more than 5% of the issued and outstanding Bank Common Stock; or

         (i) by either Gulf West or the Bank, in the event of a material breach by the other Party of any covenant, agreement, or obligation contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the Party committing such breach; or

         (j) by either Gulf West or the Bank, if the shareholders of the Bank fail to vote their approval of this Agreement and the transactions contemplated as required by the FFIC or the National Banking Act at the Shareholders' Meeting (or any adjournment thereof).

         SECTION 8.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its directors, officers or shareholders, other than pursuant to the provisions of Sections 6.9(f), the last two sentences of 6.1(a), 6.13, 6.15, 8.2, 10.1, 10.8 and 10.15. Neither Party hereto shall be liable for monetary damages resulting from any breach of this Agreement unless such breach results from a knowing misrepresentation which the breaching Party knows was a misrepresentation when made, and which results in a Material Adverse Change or results from the intentional material breach of a covenant which is within the reasonable control of the breaching Party.

Additionally, if a representation becomes untrue between the execution of this Agreement and the Closing and such facts and circumstances which caused such representation to become untrue were beyond the reasonable control of the Party making such representation, such Party shall not be liable to the other Party for the monetary damage with respect thereto. The foregoing notwithstanding, nothing contained herein shall be deemed to relieve the obligation of the Bank to pay any termination fee which may be due under Section 8.5 hereof if payment is otherwise required under the provisions thereof.

         SECTION 8.3 Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Board of Directors of the Bank, Gulf West and, if required, Mercantile at any time before or after adoption of this Agreement by the shareholders of the Bank but, after any submission of this Agreement to such shareholders for approval, no amendment shall be made which reduces the Merger Consideration to be paid pursuant to the Merger or which materially and adversely affects the rights of the Bank's shareholders hereunder without any required approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the Parties.

         SECTION 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein, except that no waiver shall be effective which reduces the Merger Consideration or which materially affects the rights of the Bank's shareholders unless such waiver is approved by two thirds of the Bank's Shareholders. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

         SECTION 8.5 Termination Fee. If the Bank either (a) violates its obligations set forth in Section 6.6 hereof and this Agreement is thereafter terminated pursuant to Section 8.1(b)(ii), or (b) prior to termination of this Agreement receives any Acquisition Proposal and this Agreement is thereafter terminated pursuant to Sections 8.1(f) or 8.1(g) as a result of receipt of such Acquisition Proposal, then the Bank shall pay to Gulf West a fee of $500,000 in cash at the time of such termination.

                                  ARTICLE IX.

             SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         Except for this Article IX, Article II, and Sections 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 6.8, 6.13, 10.1, 10.3, 10.5 and 10.13, the Parties hereto agree that none of their respective representations warranties and covenants contained in this Agreement shall survive after the Effective Time. Such representations, warranties, obligations, covenants, and agreements which do survive the Effective Time shall be for the benefit of the employees and indemnified persons referenced therein and if not otherwise referenced to the benefit of the shareholders of the Bank existing prior to the Effective Time.

                                   ARTICLE X.

                                 MISCELLANEOUS

         SECTION 10.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement, including without limitation, attorneys' fees, accountants' fees, other professional fees and costs related to expenses of officers and directors of the Bank, shall be paid by the Party incurring such costs and expenses; provided, however, without the consent of Gulf West, which consent shall not be unreasonably withheld, all such costs and expenses paid or accrued as of the Effective Time by the Bank including but not limited to the fairness opinion fee of Alex Sheshunoff & Co. Investment Banker and all legal and accounting fees shall not exceed $150,000. Each Party hereto hereby agrees to and shall indemnify the other Party hereto against any liability arising from any such fee or payment incurred by such Party.

         SECTION 10.2 Brokers and Finders. All negotiations on behalf of Gulf West and the Bank relating to this Agreement and the transactions contemplated by this Agreement have been carried on by the parties hereto and their respective agents directly without the intervention of any other person in such manner as to give rise to any claim against Gulf West, Mercantile or the Bank for financial advisory fees other than the fee of $35,000 payable to Alex Sheshunoff & Co. Investment Banking in connection with the rendering of a fairness opinion (the "Fairness Opinion Fee"), brokerage or commission fees, finder's fees or other like payment in connection with the consummation of the transactions contemplated hereby.

         SECTION 10.3 Entire Agreement; Assignment. Except as otherwise expressly provided herein, this Agreement (a) constitutes the entire agreement among the Parties with respect to the transactions contemplated hereunder and supersedes all other prior agreements, representations and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise, provided that Gulf West may assign its rights and obligations or those of Mercantile to any direct or indirect, wholly-owned, subsidiary of Gulf West, but no such assignment shall relieve Gulf West of its obligations hereunder if such assignee does not perform such obligations.

         SECTION 10.4 Further Assurances. From time to time as and when requested by Gulf West or its successors or assigns, the Bank and the officers and directors of the Bank, shall execute and deliver such further agreements, documents, deeds, certificates and other instruments and shall take or cause to be taken such other actions, including those as shall be necessary to vest or perfect in or to confirm of record or otherwise the Bank's title to and possession of, all of its property, interests, assets, rights, privileges, immunities, powers, franchises and authority, as shall be reasonably necessary or advisable to carry out the purposes of and effect the transactions contemplated by this Agreement.

         SECTION 10.5 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 10.6 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner Materially Adverse to any Party.

         SECTION 10.7 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered if delivered in person, by cable, telegram or telex or by telecopy; five business days after mailing if delivered by registered or certified mail (postage prepaid, return receipt requested); and two business days after sending if delivered by overnight courier; to the respective parties as follows:

         if to Gulf West or Mercantile:

                    Mercantile Bank
                    425 22nd Avenue North
                    St. Petersburg, Florida 33704
                    Attention:  Gordon W. Campbell
                                Chairman of the Board, President

                    With a required copy to:

                    David C. Shobe, Esq.
                    Fowler White Gillen Boggs Villareal & Banker, P.A. 501 E. Kennedy Blvd.
                    Tampa, Florida  33601

         if to the Bank:

                    Citizens National Bank
                      & Trust Company
                    9550-1 U.S. Highway 19
                    Port Richey, Florida  34668
                    Attention:  Dr. Henry W. Hanff
                                Chairman of the Board

                    With a required copy to:

                    Richard A. Denmon, Esq.
                    Carlton Fields
                    One Harbour Place
                    Tampa, Florida  33601

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

         SECTION 10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         SECTION 10.9 Descriptive Headings. The descriptive headings are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         SECTION 10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         SECTION 10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         SECTION 10.12 Incorporation by References. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference hereto as though fully set forth at the point referred to in the Agreement.

         SECTION 10.13 Obligation of Gulf West. Whenever this Agreement requires Gulf West (including the Surviving Corporation) to take any action, such requirement shall be deemed to include an undertaking by Gulf West to cause its Subsidiaries to take such action.

         SECTION 10.14 Fiduciary Duty. Subject to Sections 6.6, 8.1(f) and (g) and 8.5, no provision of this Agreement shall be construed to prevent the exercise by any director of the Bank (or the actions of the Bank thereon) of his or her fiduciary duty.

         SECTION 10.15 Certain Definitions.

         (a) "Affiliate" shall mean, with respect to any person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such person in question. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

         (b) "Environmental Laws" shall mean all federal, state and local laws, ordinances, rules, regulations, and orders of courts or administrative agencies or authorities, relating to the release, threatened release, recycling, processing, use, handling, transportation treatment, storage, disposal, remediation, removal, inspection or monitoring of Polluting Substances or protection of human health or safety or the environment (including, without limitation, wildlife, air, surface water, ground water, land surface, and subsurface strata), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, as amended ("SARA"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), Hazardous and Solid Waste Amendments of 1984, as amended ("HSWA"), the Hazardous Materials Transportation Act, as amended ("HMTA"), the Toxic Substances Control Act ("TSCA"), Occupational Safety and Health Act ("OSHA"), Federal Water Pollution Control Act, Clean Air Act, and any and all regulations promulgated pursuant to any of the foregoing.

         (c) "Knowledge," "known," "know(s)" or "knowing" -- An individual shall be deemed to have "knowledge" of or to have "known" a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) such individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation. A corporation or bank shall be deemed to have "Knowledge" of or to have "known" a particular fact or other matter if any individual who is serving, as a director, or as an officer listed on Section 10.15(c) of the Disclosure Letter, of the corporation or bank, has, or at any time had, actual Knowledge of such fact or other matter. Each Party hereto is understood to have undertaken a separate investigation pursuant to which they have discussed with the directors, senior vice president and executive officers of Gulf West, Mercantile, or the Bank, as the case may be, the transactions contemplated hereby and reviewed their respective files to determine the existence or absence of facts or other matters in any statement qualified as "known" by, or the "Knowledge" of, each Party hereto, provided that in conducting such investigation the parties shall not be required to conduct interviews with their respective employees other than their respective Senior Vice Presidents, Executive officers and Directors unless the discussions with such senior vice presidents, executive officers and directors specifically indicates that such employee(s) may have relevant information of a specific nature which the parties should follow up on.

         (d) "Material Adverse Effect or Change" or "Materially Adverse Effect or Change" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement; provided, that, "Material Adverse Effect or Change" shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, and (b) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party in contemplation of the transactions contemplated hereby.

         (e) "Polluting Substances" shall mean those substances included within the statutory or regulatory definitions, of "pollutant," "contaminant," "toxic waste," "hazardous substance," "hazardous waste," "solid waste," or "regulated substance" pursuant to CERCLA, SARA, RCRA, HSWA, HMTA, TSCA, OSHA, and/or any other Environmental Laws, as amended, and shall include, without limitation, any material, waste or substance which is or contains explosives, radioactive materials, oil or any fraction thereof, asbestos, or formaldehyde. To the extent that the laws or regulations of the State of Florida establish a meaning for "hazardous substance," "hazardous waste," "hazardous materials," "solid waste," or "toxic waste," which is broader than that specified in any of CERCLA, SARA, RCRA, HSWA, HMTA, TSCA, OSHA or other Environmental Laws such broader meaning shall apply.

         (f) "Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, discarding or abandoning.

         (g) "Subsidiary" shall mean, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, any equity interest.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

Attest                                               CITIZENS NATIONAL BANK
                                                       & TRUST COMPANY

                                              By:
--------------------------------                 -------------------------------
(SEAL)

Attest                                               GULF WEST BANKS, INC.

                                              By:
---------------------------------                -------------------------------
(SEAL)

Attest                                               MERCANTILE BANK

                                              By:
----------------------------------               -------------------------------
(SEAL)

                                  ATTACHMENTS

EXHIBITS
         A.   Articles and Plan of Merger

         B.   Affiliate Letter

         C.   Exchange Agent Agreement

         D.   Opinion of Counsel for the Bank

         E.   Opinion of Counsel for Gulf West and Mercantile

         F. Release to be Executed by Executive Officers and Directors of Bank

                                   ANNEX B

                 PROVISIONS OF THE NATIONAL BANKING ACT RELATING
                       TO DISSENTERS' RIGHTS OF APPRAISAL


SECTION 214A. PROCEDURE FOR CONVERSION, MERGER OR CONSOLIDATION; VOTE OF STOCKHOLDERS

         A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders' meeting; waiver of publication; notice by registered or certified mail

         The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the stockholders' meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks:
Provided, That newspaper publication may be dispensed with entirely if waived by all the stockholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each stockholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any stockholder.

(b)      Rights of dissenting stockholders

         A stockholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the stockholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting stockholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting stockholder who has requested payment as provided herein, such stockholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting stockholders of the national banking association.

                                     ANNEX C


July 31, 1997

Board of Directors
Citizens National Bank and Trust Company
9550-1 US Highway 19, Embassy Crossing
Port Richey, Florida 34668-4640

Members of the Board:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Citizens National Bank and Trust Company ("Citizens"), of the exchange ratio ("Exchange Ratio") by which holders of the outstanding common stock of Citizens will receive shares of the common stock of Gulf West Banks, Inc. ("Gulf West"). The shares will be exchanged pursuant to the Amended and Restated Agreement and Plan of Merger dated on or about October ___, 1997 (the "Merger Agreement") which provides for the merger (the "Merger") of Citizens with and into Mercantile Bank ("Mercantile"), a wholly owned subsidiary of Gulf West. Pursuant to the Merger Agreement, each share of Citizens' common stock, par value $5.00 per share, issued and outstanding immediately prior to the Effective Time, shall be converted into and represent the right to receive 3.2337 shares of Gulf West common stock.

       Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. Sheshunoff was previously engaged, in the Fall of 1995, to assist Citizens in assessing the possibility of a sale of Citizens to another banking organization. On behalf of Citizens, Sheshunoff solicited more than fifty companies, provided fourteen companies with information regarding Citizens and received two indications of interest in a possible acquisition of Citizens for cash and no expressions of interest in an acquisition for stock. Citizens' Board of Directors deemed the offers inadequate and terminated its search, electing to pursue a possible affiliation in a merger with a community bank having similar competitive circumstances and compatible business philosophies. Sheshunoff did not participate in Citizens' search for a possible merger partner.

       In connection with our opinion, we have, among other things:

       1. Evaluated the Exchange Ratio and the relative contributions of each of the companies to the combined company based upon: (i) 1996 reported earnings adjusted in the case of Gulf West for their SAIF special assessment; (ii) 1997 estimated earnings for both companies; (iii) 1997 estimated earnings adjusted in the case of Citizens for their settlement of certain litigation; and (iv) reported equity capital. The Exchange Ratio was negotiated between the management of Citizens and Gulf West without the participation or assistance of Sheshunoff;

       2. Analyzed the potential improvement in stock liquidity, market value, profitability, earnings, asset growth and franchise value to Citizens following the Merger, as an alternative to continued operations as an independent bank;

       3. Reviewed Citizens' and Gulf West's most recent Annual Reports as of December 1996 and quarterly reports as of March 31, 1997, as well as unaudited internal financial statements;

       4. Reviewed certain internal financial reports and earnings estimates for Citizens and Gulf West individually and on a combined basis, and held discussions with the management of both companies concerning their recent operating performance and expected 1997 operating performance;

       5. Reviewed the expected cost savings in the merger as estimated by the management of Citizens and Gulf West;

       6. Compared Citizens' and Gulf West's recent operating results with those of certain other banks and thrifts operating in the southeastern United States that we deemed appropriate;

       7. Reviewed the historical stock price and limited trading volume of Gulf West common stock and the lack of any active market for Citizens common stock. Reviewed the most recent pricing for a completed trade of Gulf West's stock ($5.50 per share) for which Gulf West has trade price information;

       8. Discussed with the management of Citizens and Gulf West, Gulf West's plans to register, with the Securities and Exchange Commission, Gulf West's existing common stock and the stock to be issued in connection with the Merger resulting in potentially improved liquidity in the stock and the potential to develop a more active trading market;

       9.  Reviewed a draft of the Merger Agreement;

       10. Reviewed the exchange ratios and other pricing data of mergers of small and modestly profitable banking companies in Florida and the Southeast completed during the last year;

       11. Reviewed Citizens' recent attempt to sell Citizens and the limited number of responses to the sale solicitation. The two expressions of interest received were both for cash consideration in the amounts of approximately $8.6 million and $7.8 million. Based upon the Exchange Ratio in the Merger Agreement and a $5.50 per share market value for Gulf West common stock, the Merger results in Citizens stockholders receiving Gulf West common stock with an aggregate estimated market value of $10,725,000; and,

       12. Performed such other analyses as we deemed appropriate.


We have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Citizens and Gulf West for the purposes of this opinion. In addition, where appropriate, we have relied upon publicly available information that we believe to be reliable, accurate and complete; however, we cannot guarantee the reliability, accuracy or completeness of any such publicly available information. We have not made an independent evaluation of the assets or liabilities of Citizens or Gulf West, nor have we been furnished with any such appraisals.

       We have assumed that financial forecasts and earnings estimates prepared by the management of Citizens and Gulf West have been reasonably prepared and reflect management's best currently available estimates and judgment as to the future financial performance of the companies. We have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. We also relied upon management's estimate of the dollar amount and attainability of the expected cost savings and revenue enhancements resulting from the Merger.

       We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses. We assume that no material change in the signed final Merger Agreement will occur when compared to the last draft of the Merger Agreement provided to us. We have assumed that both Citizens and Gulf West will receive all required regulatory approvals necessary to consummate the Merger without conditions that will materially impact the Merger.

       Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

       Our opinion is limited to the fairness, from a financial point of view, to the holders of Citizens' common stock, of the Exchange Ratio as stated in the Merger Agreement and does not address Citizens' underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Citizens and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any regulatory filings made by Citizens and Gulf West with respect to the Merger.

       Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of Citizens common stock.


                                             Very truly yours,



                                             ALEX SHESHUNOFF & CO.
                                               INVESTMENT BANKING